Exhibit 99.1

Information Statement dated May 27, 2016

Pointer Telocation Ltd.

Ordinary Shares, par value NIS 3 per share

Pointer Telocation Ltd. ("Pointer" or the "Company") is furnishing this information statement in connection with its spin-off (the "Spin-off") of Shagrir Group Vehicle Services Ltd. (“Shagrir”). Pointer intends to effect the Spin-off by way of a distribution of approximately 97.36% of its holdings of Shagrir to the holders of the ordinary shares of Pointer (the "Distribution"). Of the remaining shares of Shagrir, approximately 1.72% will be held by the employees of Shagrir and approximately 0.92% will be transferred to Barak Capital Underwriters Ltd., for sale to the public over the 12 month period following the Distribution.

Pointer currently owns approximately 98% of the outstanding ordinary shares of Shagrir. Shagrir is a provider of primary services to subscribers of insurance companies such as roadside assistance services (including towing services, temporary vehicle replacement services, mobile automobile repair services, as well as vehicle body work and replacement parts installation services), services to homes such as plumbing and electricity repairs and car sharing. After the completion of the Spin-off, Pointer will no longer hold any Shagrir ordinary shares.

In connection with the Spin-off, approximately 97.36% of the ordinary shares of Shagrir held by Pointer will be distributed to holders of record of the ordinary shares of Pointer on June 7, 2016 (the "Distribution Record Date"). Holders of Pointer ordinary shares ("Pointer Shareholders") will be entitled to receive one Shagrir ordinary shares for each Pointer ordinary share held on the Distribution Record Date subject to withholding tax. The distribution will be on a 1 to 1 basis such that one ordinary share of Shagrir will be distributed to each Pointer Shareholder for each ordinary share of Pointer that they hold. Pointer Shareholders will not be required to pay any consideration for the Shagrir ordinary shares that they will be entitled to receive in the Distribution or to surrender or exchange Pointer ordinary shares in order to be entitled to receive Shagrir ordinary shares. Pointer is not asking you for a proxy and you are requested not to send Pointer a proxy.

        The Spin-off is subject to the conditions described under "The Spin-off" in this information statement.

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Currently, Shagrir is a private company and there is no trading market for Shagrir ordinary shares. The Shagrir ordinary shares are expected to be listed on the Tel Aviv Stock Exchange (the "TASE") under the stock symbol "SHGR" on or about June 23, 2016. Admission to listing and trading is subject to the approval of the TASE. The Shagrir ordinary shares will not be listed on any securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States. An active trading market for Shagrir ordinary shares is not expected to develop in the United States.

The Distribution may be treated as a taxable transaction for U.S. federal income tax purposes and withholding taxes will apply to Shagrir ordinary shares issued outside of Israel in accordance with Israeli law and a ruling received from the Israel Tax Authority. See "Certain Material Tax Consequences" on page IS-22 of this information statement.

You should carefully consider the risks described under "Risk Factors Relating to the Distribution" beginning on page IS-17 of this information statement and under "Risk Factors" on pages F-58 and F-86 of the Shagrir prospectus, which is incorporated into this information statement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Shagrir ordinary shares or passed upon the accuracy or adequacy of this information statement. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

This information statement is first being made available to Pointer Shareholders on May 27, 2016 by means of a Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission.

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Information Statement

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Shagrir Prospectus

Chapter A	Introduction	A-1 - A-3
Chapter B	Description of the Distribution in Kind contemplated by this Prospectus	B-1 - B-17
Chapter C	Capital of the Company	C-1 - C-10
Chapter D	Rights Attached to the Company's Shares	D-1 - D-7
Chapter E	Issuance Consideration and Designation	E-1
Chapter F	Description of the Company's Business	F-1 - F-69
The Board of Directors Report		F-70-88
Chapter G	Management of the Company	G-1 - G-9
Chapter H	Company Interested Parties	H-1 - H-17
Chapter I	Audited Financial Statements for 31 December, 2015	See pages F-1 to F-80 and SF-1 to SF-30 of this information statement
Statement of Events
Valuations added to the financial statements:
Evaluation of the Company's Goodwill Impairment
Shareholders' Loan Valuation
Goodwill Impairment Test associated with the Purchase of Car2Go Ltd.
Chapter J	Additional Details	J-1 - J-3
Exhibit A	Company Valuation
Exhibit B	Approval from the Israel Tax Authority
Exhibit C	Company Compensation Policy
Exhibit D	Q1 2016 Financial statements
Chapter K	Signatures	K-1

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ABOUT THIS INFORMATION STATEMENT

This information statement incorporates a free translation of the Hebrew language prospectus filed by Shagrir in Israel (the "Shagrir Prospectus") for the listing of the Shagrir ordinary shares on the Tel Aviv Stock Exchange.

The unaudited financial statements included in Exhibit 4 of the Shagrir Prospectus under “The Interim Consolidated Financial Statements Attributable to the Company” and “Financial Data From the Interim Consolidated Financial Statements” were prepared and included in the Shagrir Prospectus in accordance with the Israeli Securities Law and regulations (the "ISL"). The form and content of the unaudited financial statements were prepared in accordance with International. Financial Reporting Standards and conform to the requirements of the ISL. The unaudited financial information are based upon a number of assumptions and estimates that, while considered by us to be reasonable, are inherently subject to significant business, economic and other uncertainties and contingencies. You are urged not to place any undue reliance on the unaudited pro forma financial information.

This information statement should be read in conjunction with the Shagrir Prospectus, and is qualified in its entirety by the more detailed information contained in the Shagrir Prospectus. Terms used but not defined herein shall have the meanings given to them in the Shagrir Prospectus incorporated herein.

This information statement is being furnished solely to provide information to existing Pointer Shareholders who will be entitled to receive Shagrir ordinary shares in connection with the Spin-off. This information statement is not an offer to sell or a solicitation of any offer to buy any securities. The Spin-off and listing of the Shagrir ordinary shares on the TASE do not involve any offering of any ordinary shares or any other securities of Shagrir, and no proceeds will be raised.

The Shagrir ordinary shares to be distributed to you by Pointer in connection with the Distribution have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). In addition, the Shagrir ordinary shares are not being registered under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Instead, Shagrir will publish the information required under Rule 12g3-2(b) of the Exchange Act. As such, Shagrir will publish on its website (www.shagrir.co.il), in English, all material information that it has disclosed under the laws of Israel, that it has filed with the TASE, and that it has otherwise distributed to security holders.

No person has been authorized to give any information or to make any representations other than those contained in this information statement and, if given or made, such information or representations must not be relied upon as having been authorized. The information in this information statement is only accurate as of the date hereof. Nothing in this information statement may be relied upon as a promise or representation as to future results or events, and the delivery of this information statement does not imply that there has been no change in the affairs of Shagrir or Pointer or that the information in this information statement is correct as of any date subsequent to the date hereof.

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You should not construe the contents of this information statement as investment, legal or tax advice and should consult with your own counsel, accountants and other advisors as to legal, tax, business, financial and related aspects of receiving Shagrir ordinary shares.

In this information statement, unless the context otherwise requires, when the terms "we", "us", or "our" are used reference is being made to Pointer.

References in this information statement to "US$" and "U.S. dollars" are to United States dollars and references to "NIS" are to New Israeli Shekels.

Unless otherwise stated in this information statement, NIS amounts have been translated into U.S. dollars at the rate of NIS 3.855 to US$1.00 which was the exchange rate as published by the Bank of Israel on May 25, 2016.

Any discrepancies in any table or elsewhere in this information statement between totals and sums of amounts listed herein are due to rounding.

The financial information in this information statement, including the Shagrir Prospectus, has been prepared in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board (the "IASB"), which differ in certain respects from accounting principles generally accepted in certain other countries, including generally accepted accounting principles in the United States.

SHAREHOLDER INQUIRIES

Pointer Shareholders with questions relating to the Spin-off may contact Zvi Fried, our Chief Financial Officer, at +972-3-572-3111 during normal business hours in Israel or D.F. King, & Co, Inc., Pointer's Information Agent, at (800) 334-0384 (Toll-Free) or (212) 493-3918 from 8.30 a.m. to 5.30 p.m. EST, Monday to Friday. You may also request copies of this information statement by contacting DF King.

ENFORCEABILITY OF CIVIL LIABILITIES

Shagrir is a company incorporated in and under the laws of Israel, and all of Shagrir's directors and officers reside outside the United States and all or a substantial portion of the assets of Shagrir and of such persons are located outside the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon Shagrir or such persons, or to enforce against Shagrir or such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

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FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements. All statements other than statements of historical fact contained in this information statement, including, without limitation, statements relating to Shagrir's strategies, plans, objectives, goals and targets, its future financial, business or other performance and development, the future development of our industry, the general economy of Shagrir's key markets and globally, are intended to identify forward-looking statements. The words "aim", "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "going forward", "intend", "may", "plan", "potential", "predict", "project", "ought to", "seek", "should", "will", "would" and similar expressions are used to identify forward-looking statements.

These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Shagrir's control. In addition, these forward-looking statements reflect Shagrir's current views with respect to future events and are not a guarantee of future performance. Important factors that could materially affect Shagrir's actual results, performance or achievements include the risk factors set forth in "Risk Factors" in the Shagrir Prospectus and the following:

•	Adverse changes in the economy;

•	Increases in competition;

•	Changes in applicable legislation and/or regulation;

•	Increases in the price of fuel;

•	Damage to Pointer's reputation;

•	Loss of licenses required for operations;

•	Reliance on large customers;

•	Fixed price subscription plans could result in reduced profitability in the event of extreme weather conditions; and

•	Changes in labor laws.

These forward-looking statements are based on current plans and estimates, which speak only as of the date they are made, and numerous assumptions regarding our present and future business strategy and the environment in which Shagrir will operate in the future. Subject to the requirements of applicable laws, rules and regulations, Neither Pointer nor Shagrir has any obligation to update or otherwise revise any forward-looking statements in this information statement, whether as a result of new information, future events or otherwise.

Due to these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this information statement might not occur in the way Shagrir expects, or at all. Accordingly, you should not place undue reliance on any forward-looking information. All forward-looking statements contained in this information statement are qualified by reference to this cautionary statement.

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SUMMARY

The following summary highlights information contained in, and is qualified in its entirety by, the more detailed information (including our consolidated financial information and the notes thereto) appearing elsewhere in this information statement. Since the following is a summary, it does not contain all of the information relevant to the Spin-off. Accordingly, you are urged to read the entire information statement, including the Shagrir prospectus.

OVERVIEW

Shagrir has two areas of activity: (a) services to insurance companies; and (b) the car sharing and rental field.

Services to the insurance companies

Shagrir provides various services including road services, services to homes, and services provided by auto service centers. These services are provided directly by Shagrir to insurance company customers and/or additional customers that purchase these services from Shagrir directly (not through the insurance companies).

Field of car sharing and rental

Shagrir provides private and commercial car rental services to customers from the general public for short periods of time (car sharing). Currently, these services are provided via vehicles in Israel primarily throughout Tel Aviv, as well as Givatayim, Raanana, Ramat Gan and Herzliya.

BUSINESS STRATEGIES

Shagrir aims to grow its business by focusing on the following strategies:

•	expand the variety of its services while increasing the sales of the existing services.

•	increase the deployment of Shagrir service centers to additional locations in Israel.

•	examine additional marketing channels and additional ways of using the "Shagrir" brand.

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THE SPIN-OFF

The following is a brief summary of certain information contained elsewhere in this information statement and the Shagrir Prospectus. This summary is qualified in its entirety by the more detailed information set forth in this information statement and the Shagrir Prospectus.

Distributed Company	Shagrir Group Vehicle Services Ltd., a company incorporated in Israel on November 25, 2014. Immediately prior to the Distribution, Pointer held approximately 7,792,444, or 98% of the outstanding shares of Shagrir and the remaining ordinary shares of Shagrir are held by employees of Shagrir.
Distributing Company	Pointer Telocation Ltd., a company incorporated in Israel on July 17, 1991.
Listing and Trading of Shagrir Ordinary Shares	There is currently no public market for the Shagrir ordinary shares. Shagrir ordinary shares are expected to be listed on the Tel Aviv Stock Exchange under the stock symbol SHGR" on or about June 23, 2016. The proposed listing does not involve an offering of new shares or any other securities and no proceeds will be raised pursuant to the listing. Admission to listing and trading is subject to the approval of the TASE. Shagrir ordinary shares will not be listed on any securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States.
The Distribution and Spin-off	On March 29, 2016, our board of directors authorized a conditional special dividend to the Pointer Shareholders to be satisfied by means of a distribution of the share capital of Shagrir which it holds (less approximately 0.92% of the ordinary shares of Shagrir which will be transferred to a certain broker (Barak Capital Underwriters Ltd.) in Israel, for the purpose of their sale to the public over the 12 month period following the Distribution).
Pointer Shareholders will be entitled to receive one Shagrir ordinary share for each Pointer ordinary share held on the Distribution Record Date subject to withholding tax deductions. Pointer Shareholders will not be required to pay any consideration for the Shagrir ordinary shares that they will be entitled to receive in the Distribution or to surrender or exchange Pointer ordinary shares in order to be entitled to receive Shagrir ordinary shares and do not need to take any other action in connection with the Distribution (unless they hold shares at a broker or dealer outside of Israel that cannot take delivery of Israeli shares). After the completion of the Distribution, Pointer will no longer hold any shares in Shagrir.
The listing of and trading in Shagrir ordinary shares on the TASE is expected to commence on or about June 25, 2016.

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Record Holders
Shareholders who are record holders will receive instructions mailed to them at the address on file at Pointer's transfer agent, American Stock Transfer & Trust Company ("AST"). These shareholders will be instructed to (i) move their shares into a brokerage account at an Israeli brokerage account (a "TASE Member") or (ii) move their shares to a US bank/broker that is able to effect settlement of Israeli shares (an "Eligible US Broker"). If neither of these steps is taken, the Shagrir ordinary shares will be deposited in a segregated escrow account managed by ESOP Management & Trust Services Ltd., a company incorporated under Israeli law (the "Unidentified Shareholder Escrow Account") pending receipt of proper settlement instructions See "Unidentified Shareholder Escrow Agent" below.
Note that stock certificates for Shagrir ordinary shares cannot be issued to individual holders as Israeli TASE-only companies do not issue stock certificates. Instead, all outstanding shares of Shagrir will be represented by one global share certificate which will be deposited on the distribution date with the nominee company ("Hevra Lerishumim"), in accordance with TASE bylaws and regulations.
Beneficial Holders
As the Shagrir ordinary shares will not be listed on a U.S. stock exchange, only a broker, bank, nominee, or other institution that is able to effect settlement of a foreign (Israeli) security shall be able to credit the Shagrir ordinary shares to shareholders that hold Pointer ordinary shares through the NASDAQ. Beneficial Pointer Shareholders should therefore contact their bank or broker to confirm if their bank or broker is able to receive and hold such shares.
Shareholders that hold Pointer ordinary shares with a broker, bank, nominee, or other institution that is not able to effect settlement of foreign securities will, prior to the record date, be required to: (i) open an account with an Eligible US Broker; (ii) open a brokerage account with a TASE Member in Israel; or (iii) provide settlement instructions to your US broker for delivery of the Shagrir ordinary shares to a TASE Member. If none of these steps is taken, the Shagrir ordinary shares will be deposited in a segregated escrow account pending proper settlement instructions. See "Unidentified Shareholder Escrow Agent" below.
Note for Beneficial Pointer Shareholders
Pointer Shareholders who are holding Pointer ordinary shares through a bank, broker, dealer, financial institution or other custodian or nominee ("Beneficial Pointer Shareholders") are not registered holders of Pointer ordinary shares and therefore do not appear on the register of members of Pointer. As Shagrir ordinary shares will be distributed under the Distribution to those Pointer Shareholders of record on the Distribution Record Date, there is no assurance that Beneficial Pointer Shareholders will be able to receive Shagrir ordinary shares on or prior to the Listing Date, because the timing and manner of delivery of the Shagrir ordinary shares will depend on specific arrangements with their respective intermediaries. Beneficial Pointer Shareholders should therefore contact their respective intermediaries to coordinate the delivery of Shagrir ordinary shares under the Distribution.

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Unidentified Shareholder Escrow Agent
We will deposit with the Unidentified Shareholder Escrow Agent the Shagrir ordinary shares net of any Shagrir ordinary shares required to be sold to cover the applicable tax, for any Pointer Shareholder for which details of a TASE Member or a US bank/broker that is able to effect settlement of Israeli shares, were not provided to the Company's Information Agent by June 17, 2016. Each record holder of Pointer ordinary shares and/or Beneficial Pointer Holder (collectively, the "Holders") whose Shagrir ordinary share were deposited with the Unidentified Shareholder Escrow Agent will be required to contact the Escrow Agent at esop-helpdesk@esop.co.il in order to claim or sell the Shagrir ordinary shares attributed to such Holder. Each Holder will be required to follow the identification and Know Your Clients process as shall be instructed by the Unidentified Shareholder Escrow Agent. The release of Shagrir ordinary shares from the Unidentified Shareholder Escrow Agent will be exempt of commission and if a sale is required the sale commission will be 0.1% from the sale proceeds in addition to wire commission. The Unidentified Shareholder Escrow Agent will continue to act for seven (7) years from the Distribution Record Date (the "Escrow Termination"). Unless a Holder has requested that the Unidentified Shareholder Escrow Agent continue to hold some or all of the Shagrir ordinary shares, subject to a new agreement between the Unidentified Shareholder Escrow Agent and the holder, at the end of the Escrow Termination, the Unidentified Shareholder Escrow Agent will sell the remaining Shagrir ordinary shares and will wire the sale proceeds to Pointer.
For further information, see "Manner of Performing the Distribution of the Distribution Shares as Dividend in Kind" at Section 2.5 of the Shagrir Prospectus.
Conditions to the Distribution	The Distribution is conditional on the TASE granting registration approval for the Shagrir ordinary shares to trade on the TASE which requires, among other things, that Shagrir have a public float of at least NIS 40 million as of December 31, 2015, subject to certain adjustments made in accordance with the TASE bylaws.
Distribution Record Date	June 7, 2016.
In order to be entitled to receive Shagrir ordinary shares in the Distribution, Pointer Shareholders must be holders of record of Pointer ordinary shares on the Distribution Record Date.
Risks Associated with the Distribution and Shagrir

There are certain risks associated with the Distribution and Shagrir. See "Risk Factors Relating to the Distribution" beginning on page IS-17 of this information statement and "Discussion of Risk Factors" in Section 6.26.4 and Section 6.47.4 of the Shagrir Prospectus.

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No Pointer Shareholder Approval Required	No Pointer shareholder approval for the Distribution is not required or sought. Pointer is not asking you for a proxy and you are requested not to send a proxy to Pointer.
No Appraisal Rights	Pointer shareholders have no appraisal rights in connection with the Distribution.
Certain Relationships Among DBSI, Pointer and Shagrir After the Distribution	Immediately after the Distribution, DBSI, the controlling shareholder of Pointer, will directly and indirectly own approximately 30% of the ordinary shares of Shagrir. For a discussion of certain continuing relationships among DBSI, Pointer and Shagrir, see "Transactions with the Company's Controlling Shareholder" at "Section 8.5 of the Shagrir prospectus.
Certain Material Tax Consequences	Pointer intends to treat the Distribution as a taxable transaction for U.S. federal income tax purposes. The distribution may be subject to Israeli withholding tax in which case 25% of the Shagrir ordinary shares that a Pointer Shareholder is entitled to receive will be withheld and sold by a trustee on the TASE to satisfy the tax obligation relating to the Distribution. For a discussion of certain material income tax consequences, see "Risk Factors Relating to the Distribution" and "Certain Material Tax Consequences" and in this information statement.

HISTORICAL FINANCIAL INFORMATION

The following tables set forth, for the periods and as of the dates indicated, the consolidated financial data of Shagrir. You should read the following information together with the more detailed information contained in  Shagrir’s consolidated financial statements and the related notes included elsewhere in this information statement. The historical consolidated income statements for the years ended December 31, 2015, 2014 and 2013 and the consolidated statements of financial position as of December 31, 2015 and 2014 are included in Shagrir’s audited consolidated financial statements included elsewhere in this information statement. The consolidated income statements for the three months ended March 31, 2016 and 2015 and the consolidated statements of financial position as of March 31, 2016 and 2015 are included in Shagrir’s unaudited consolidated financial statements appearing in this information statement and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management of Shagrir, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. Shagrir’s historical results are not necessarily indicative of the results that should be expected in the future, and results for the three months ended March 31, 2016 are not necessarily indicative of the results to be expected for the full year ending December 31, 2016.

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Consolidated Income Statements	For year ending on December 31
	2015	2014	2013
	NIS thousands

Revenue from sales	24,642	19,149	16,621
Revenues from services	131,981	120,695	122,691

Total revenue	156,623	139,844	139,312

Cost of sales	13,847	10,776	9,082
Cost of providing services	123,205	113,878	114,327

Total cost of sales and services	137,052	124,654	123,409

Gross profit	19,571	15,190	15,903

Marketing and sale expenses	7,976	7,029	7,682
Management and general expenses	9,987	9,627	8,079
Impairment and intangible assets	-	2,567	900

	17,963	19,223	16,661

Operating profit (loss)	1,608	(4,033)	(758)
Net financing expenses	8,218	238	173

Loss before income tax	6,610	4,271	931
Tax benefit	860	141	265

Loss	5,750	4,130	666

Other total loss after tax impact:

Amounts not reclassified later to profit and loss:

Profit from re-measurement of defined benefit plans
	40	59	39

Total components not classified thereafter to profit or loss	40	59	39

Total other comprehensive income	40	59	39

Total comprehensive loss	5,710	4,071	627

Net profit (loss) attributable to:

Shareholders of the Shagrir	(5,472)	(2,526)	90
Non-controlling interests	(278)	(1,604)	(756)

	(5,750)	(4,130)	(666)
Total comprehensive profit (loss) attributable to:

Shareholders of Shagrir	(5,433)	(2,466)	136
Non-controlling interests	(277)	(1,605)	(763)

	(5,710)	(4,071)	(627)

Net profit per share attributed to Shagrir's shareholders (in NIS)[1]

Net basic profit (loss)	(0.7)	(0.32)	0.01

Diluted profit (loss)	(0.68)	(0.32)	0.01

1For number of shares used in calculation of net profits attributed to Shagrir’s shareholders, see Note 21 to the Financial Statements included in this information statement.

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Consolidated Income Statements	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in thousands

Revenues from sales	7,348	5,129	24,642
Revenues from provision of services	35,033	32,171	131,981

Total revenues	42,381	37,300	156,623

Cost of sales	4,097	3,002	13,847
Cost of services	31,323	29,609	123,205

Total cost of sales and services	35,420	32,611	137,052

Gross profit	6,961	4,689	19,571

Operating expenses:
Selling and marketing expenses	2,015	1,714	7,976
General and administrative expenses	2,767	1,840	9,987

Total operating expenses	4,782	3,554	17,963

Operating income	2,179	1,135	1,608
Finance expenses, net	174	1,921	8,218

Income (loss) before taxes on income	2,005	(786)	(6,610)
Taxes on income (tax benefit)	(659)	127	860

Net income (loss)	1,346	(659)	(5,750)

Other comprehensive income (loss) (net of tax effect):

Items not to be reclassified to profit or loss in subsequent periods:
Gain (loss) from remeasurement of defined benefit plans	(82)	28	40

Total items not to be reclassified to profit or loss in subsequent periods	(82)	28	40

Total other comprehensive income (loss)	(82)	28	40

Total comprehensive income (loss)	1,264	(631)	(5,710)

Net income (loss) attributable to:
Equity holders of the Company	1,242	(606)	(5,472)
Non-controlling interests	104	(53)	(278)

	1,346	(659)	(5,750)

Total comprehensive income (loss) attributable to:
Equity holders of the Company	1,160	(578)	(5,433)
Non-controlling interests	104	(53)	(277)

	1,264	(631)	(5,710)

Net earnings (loss) per share attributable to equity holders of the Company (in NIS):[2]

Basic net earnings (loss)	0.16	(0.08)	(0.70)

Diluted net earnings (loss)	0.15	(0.08)	(0.68)

2 For number of shares used in calculation of net profits attributed to Shagrir’s shareholders, see Note 5 to the Financial Statements included in this information statement.

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Consolidated Statements of Financial Position

	As of December 31		As of January 1
	2015	2014	2013
	NIS thousands

Current assets

Cash and cash equivalents	8,176	36	828
Customers	34,766	31,461	23,522
Accounts receivable	1,758	2,915	2,783
Inventory	654	588	636

Real estate held for sale	1,101	4,000	-

	46,455	39,000	27,769

Non-current assets

Long-term receivables	-	-	376
Fixed assets	22,379	21,139	30,053
Other intangible assets	1,843	2,528	5,536
Goodwill	60,083	60,083	62,872
Deferred taxes	118	-	-

	84,423	83,750	98,837

	130,878	122,750	126,606

Current liabilities

Credit from bank corporations, Pointer and others	326	65,269	-
Liabilities to suppliers and service providers	27,655	20,943	17,236
Income in advance	21,091	22,448	24,440
Accounts payable	11,062	11,943	8,838

	60,134	120,603	50,514

Non-current liabilities

Long-term deferred revenues	1,816	-	-
Loans from shareholders and others	6,796	1,011	630
Liabilities and assets for employee benefits, net	1,310	1,119	1,026
Deferred taxes	-	123	205

	9,922	2,253	1,861

Contingent liabilities and commitments

Share capital attributed to shareholders of Shagrir

Share capital	95	-	-
Share premium	76,179	-	-
Capital reserve for controlling shareholders	-	5,649	77,831
Loss balance	(9,497)	-	-
Capital reserve for transactions with non-controlling right holders.	(1,945)	(1,945)	(1,945)
Reserve for re-measurement of defined benefit plans	783	744	638

	65,615	4,448	76,524

Non-controlling interests	(4,793)	(4,554)	(2,293)

Total capital (capital deficit)	60,822	(106)	74,231

	130,878	122,750	126,606

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Consolidated Statements of Financial Position	March 31,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6,639	3,595	8,176
Trade receivables	43,768	36,549	34,766
Other accounts receivable	2,654	2,077	1,758
Inventories	632	599	654

ASSETS HELD FOR SALE	185	3,347	1,101

	53,878	46,167	46,455

NON-CURRENT ASSETS:
Property, plant and equipment	25,197	19,924	22,379
Other intangible assets	1,807	2,324	1,843
Goodwill	60,083	60,083	60,083
Deferred taxes	-	98	118

	87,087	82,429	84,423

	140,965	128,596	130,878
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks, the parent company and others	452	67,406	326
Trade payables	30,963	23,480	27,655
Accrued income	26,588	26,492	21,091
Other accounts payable	10,083	9,675	11,062

	68,086	127,053	60,134

NON-CURRENT LIABILITIES:
Long-term accrued income	1,589	-	1,816
Loans from shareholders and others	3,756	959	6,796
Employee benefit liabilities, net	1,489	1,121	1,310
Deferred taxes	176	-	-

	7,010	2,080	9,922

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital	97	95	95
Share premium	80,678	93	76,179
Capital reserve from transactions with controlling shareholder	-	5,649	-
Accumulated deficit	(8,973)	(606)	(9,497)
Capital reserve from transactions with non-controlling interests	(1,782)	(1,945)	(1,945)
Capital reserve from remeasurement of defined benefit plans	701	772	783

	70,721	4,058	65,615
Non-controlling interests	(4,852)	(4,595)	(4,793)

Total equity (deficit)	65,869	(537)	60,822

	140,965	128,596	130,878

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RISK FACTORS RELATING TO THE DISTRIBUTION

You should carefully consider the risks described below and under "Discussion of Risk Factors" in Section 6.26 in the Shagrir Prospectus.

The combined market value of the outstanding Pointer ordinary shares and Shagrir ordinary shares after the Spin-off may be less than the market value of the Pointer outstanding ordinary shares prior to the Spin-off.

We have currently three business segments: (i) Cellocator, (ii) mobile resource management ("MRM") products and (iii) roadside assistance ("RSA") which is operated through Shagrir.

After the completion of the Distribution, we will no longer hold any Shagrir ordinary shares and, accordingly, it will only retain its Cellocator and MRM businesses. Until the market has fully evaluated our business without Shagrir, as well as the business of Shagrir on a stand-alone basis, the trading price of the ordinary shares of Pointer and the ordinary shares of Shagrir may fluctuate significantly. In particular, the combined market value of Pointer ordinary shares and Shagrir ordinary shares after the Spin-off may be significantly less than the market value of the Pointer ordinary shares prior to the Spin-off.

The Distribution may be treated as a taxable transaction for U.S. Federal income tax purposes.

It is not clear whether the Distribution would qualify as a tax-free spin-off under Section 355 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). If we are required to report the Distribution to the IRS, we intend to treat the Distribution as a taxable transaction to our shareholders for U.S. federal income tax purposes. Under this treatment, as explained in "Certain Material Tax Consequences — United States Federal Income Taxation" in this information statement, U.S. holders of Pointer ordinary shares would be subject to tax on the fair market value of the Shagrir ordinary shares they receive. Holders should consult their own tax advisers concerning the U.S. federal, state, local and other tax consequences of the Distribution in light of their particular circumstances.

Holders of the Shagrir ordinary shares located in the United States may not be able to participate in rights offerings or elect to receive dividends in the form of Shagrir ordinary shares and may experience dilution of their holdings.

Shagrir may, from time to time, distribute rights to its shareholders, including rights to acquire additional securities. Shagrir may not offer or sell securities in the United States unless Shagrir registers those securities under the Securities Act or an exemption from the registration requirements of the Securities Act is available. Shagrir cannot assure you that it will be able to establish an exemption from registration under the Securities Act, and it is are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the Shagrir ordinary shares located in the United States may be unable to participate in rights offerings and may experience dilution of their holdings as a result.

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Shagrir may offer, from time to time, a share dividend election to all its shareholders, subject to applicable securities laws, in respect of future dividends. It will, however, not permit its shareholders to exercise such election unless the issuance of its ordinary shares pursuant to such election is either exempt from registration under the Securities Act or registered under the provisions of the Securities Act. There can be no assurance that Shagrir will be able to establish an exemption from registration under the Securities Act, and Shagrir is under no obligation to file a registration statement with respect to shares issuable pursuant to these elections or to endeavor to have a registration statement declared effective under the Securities Act. In addition, Shagrir may choose not to offer such election to some shareholders, and may instead offer those shareholders dividends in the form of cash only. Accordingly, Shagrir's shareholders may be unable to elect to receive dividends in the form of its ordinary shares rather than cash and, as a result may experience dilution of their holdings.

Shareholders outside of Israel will be subject to Israeli Withholding Tax on the Distribution.

The distribution of Shagrir ordinary shares in the Spin-Off to holders of Pointer ordinary shares which are traded on the NASDAQ Capital Market, will be subject to Israeli backup withholding tax at a rate of 25%.

In respect of those record holders of Pointer ordinary shares and Beneficial Pointer Shareholders, which are traded on the NASDAQ Capital Market, we will satisfy our backup withholding obligation by depositing 25% of the Shagrir ordinary shares to which they are entitled (the "Withholding Shares"), into a segregated tax escrow account in Israel (also managed by ESOP Management & Trust Services Ltd.) (the "Tax Escrow Agent"). The Tax Escrow Agent will sell, over a 180 day period following the commencement of the trading of the Shagrir ordinary shares on the TASE, such number of Withholding Shares which will yield proceeds (the "Withholding Amount") equal to an amount calculated by multiplying 25% of the Shagrir ordinary shares to which each applicable holder is entitled by the average closing price of the Shagrir ordinary shares (the "Average PPS") during the three (3)-trading days immediately following the commencement of trade of the Shagrir ordinary shares on the TASE (the "Assessment Period"), and any remaining Shagrir ordinary shares will be paid into the Unidentified Shareholder Escrow Account, where the Holder will be entitled to reclaim them subject to provision of evidence to the satisfaction of the Unidentified Shareholder Escrow Agent. Any shortfall in withholding taxes to be paid, will be covered by Pointer.

Notwithstanding the foregoing, for record holders of Pointer ordinary shares and Beneficial Pointer Shareholders, which are traded on the NASDAQ Capital Market, to which Shagrir ordinary shares were distributed to a TASE Member on behalf of the Eligible US Broker (the "Applicable TASE Member"), such Applicable TASE Member will be entitled to provide the Tax Escrow Agent prior to the Distribution Date, with a declaration stating that it will withhold the applicable withholding tax and upon receipt of such declaration, the Tax Escrow Agent will release to the Applicable TASE Member a number of Shagrir ordinary shares equal to the Holder's applicable number of Withholding Shares. In such an event, unless the Holder can provide a valid Israeli withholding tax exemption certificate (an "Exemption Certificate"), the Applicable TASE Member will be required to pay to the Israel Tax Authority an amount equal to the Withholding Amount, and will sell such number of Withholding Shares (and if necessary additional Shagrir ordinary shares) held by the Holder, or take such other action agreed upon between the Holder and the TASE Member, as is necessary to cover the tax liability. We will not be responsible for any shortfall in withholding taxes in these circumstances.

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For further information, see "Manner of Withholding Tax at Source for Distribution Shares" at Section 2.9 of the Shagrir Prospectus.

It may be difficult and costly to enforce a judgment issued in the United States against Pointer or Shagrir, the executive officers and directors of Pointer or Shagrir, or to assert United States securities laws claims in Israel or serve process on the officers and directors of Pointer or Shagrir.

Both Pointer and Shagrir are incorporated and headquartered in Israel. Service of process upon directors and officers of both Pointer and Shagrir and the Israeli experts named herein, all of who reside outside the United States, may be difficult to effect within the United States. Furthermore, since the majority of the assets of Pointer and Shagrir are located outside the United States, any judgment obtained against Shagrir or Pointer in the United States may not be enforceable within the United States. Additionally, it may be difficult for you to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders of Pointer or Shagrir than they would as shareholders of a U.S. company.

EXCHANGE RATE INFORMATION

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, as published by the Bank of Israel, was as follows:

Period	Exchange Rate
January 1, 2011 – December 31, 2011	3.5781 NIS/$1

January 1, 2012 – December 31, 2012	3.8559 NIS/$1

January 1, 2013 – December 31, 2013	3.6108 NIS/$1

January 1, 2014 – December 31, 2014	3.5779 NIS/$1

January 1, 2015 – December 31, 2015	3.8839 NIS/$1

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CAPITALIZATION

The following table sets forth Shagrir's capitalization as of December 31, 2015. This table should be read in conjunction with Shagrir's consolidated financial statements beginning on page F-1 of this information statement.

As of December 31, 2015
(NIS, in thousands)

Cash and cash equivalents	8,176

Short-term credit from bank corporations, the Parent Company and others	326

Long-term loans from shareholders and others	6,796

Share capital attributed to shareholders of the Company

Share capital	95
Share premium	76,179
Capital reserve for controlling shareholders	-
Loss balance	(9,497)
Capital reserve for transactions with non-controlling right holders.	(1,945)
Reserve for re-measurement of defined benefit plans	783

65,615

Non-controlling interests	(4,793)

Total capital (capital deficit)	60,822

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MARKET INFORMATION

Currently, there is no trading market for Shagrir ordinary shares. Shagrir is seeking the approval of the ISA and the TASE for the listing of its ordinary shares on the TASE. See "The Spin-off" in this information statement. The Shagrir ordinary shares are expected to be listed on the TASE under the stock symbol "SHGR" on or about June 25, 2016. The proposed listing does not involve an offering of new shares or any other securities and no new proceeds will be raised pursuant to the listing. There can be no assurance as to the establishment or continuity of any trading market for the Shagrir ordinary shares. The Shagrir ordinary shares will not be listed on any securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States.

THE TEL AVIV STOCK EXCHANGE

The Tel Aviv Stock Exchange promulgates its own rules governing share trading. Disclosure of information to shareholders and investors is governed by the Israeli Securities Laws and the ISA decisions. Companies listed on the Tel Aviv Stock Exchange are required to comply with the provisions of the Israeli Securities Laws, which provide for, among other things, the issuance of interim and audited annual accounts to shareholders and the making of immediate public reports of material events and developments.

The Tel Aviv Stock Exchange imposes a requirement on listed companies to keep the Tel Aviv Stock Exchange and shareholders informed as soon as reasonably practicable of any information relating to such companies, including information which applies to material events regarding the business and affairs of the Company and related party transactions.

There are also requirements under the listing rules for listed companies to obtain prior shareholders' approval and/or to disclose to shareholders details of certain acquisitions or disposal of assets and connected transactions.

CERTAIN INFORMATION CONCERNING POINTER

Pointer was incorporated under the laws of the State of Israel on July 17, 1991 under the name Nexus Telecommunications Systems Ltd., which was changed to Nexus Telocation Systems Ltd. in December 1997 and to Pointer Telocation Ltd. in January 2006. The principal legislation under which Pointer operates is the Israeli Companies Law, 5759-1999, as amended. The telephone number of Pointer is (+972) 3 572 3111.

Following the Distribution, Pointer will continue to engage in its Cellocator and MRM businesses.

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Directors and Management

Upon the completion of the Spin-off, the following will serve as the executive officers and directors of Shagrir:

Name	Age	Position with Company

Yossi Ben Shalom	60	Chairman of the Board of Directors

Yossi Regev	56	CEO

Nir Cohen	43	Director

Kinneret Yaari	31	Director

Shimon Galil	54	VP, Sales and Marketing

Revital Avrahami	45	Chief Financial Officer

Eyal Fishov	46	VP, Service Centers

Nissim Mizrachi	58	VP, Operations and Service

Gil Lazer	38	CEO Car2Go (through Gil Lazar Ltd.)

Yossi Ben Shalom and Nir Cohen currently serve as the chairman of the board of directors, and a member of the board of directors of Pointer, respectively. They will continue to serve on the board of directors of Pointer following the Spin-Off.

For more information on the directors and executive officers of Shagrir, see "The Board of Directors of the Company" at section 7.1 and "Senior Officers of the Company" at section 7.2, of the Shagrir Prospectus.

Agreements with Shagrir

After the Spin-off, Pointer will have a commercial relationship with Shagrir but will not be a "related party" of Shagrir under the Israeli Companies Law. See "Transactions with Controlling Shareholder” at section 8.5 of the Shagrir prospectus.

CERTAIN MATERIAL TAX CONSEQUENCES

The following discussion of the material Israeli and United States federal income tax consequences of the Distribution is based upon laws and relevant interpretations thereof in effect as of the date of this information statement, all of which are subject to change. This discussion does not address all possible tax consequences relating to the Distribution ordinary shares, including the tax consequences under United States state and local tax laws. Pointer Shareholders are urged to consult their own tax advisers concerning the overall tax consequences to them, including consequences arising under United States state and local or other tax laws.

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Israeli Taxation

Manner of Withholding Tax at Source for Distribution Shares

On May 16, 2016, we received a tax ruling from the Israel Tax Authority ("ITA") with respect to the manner of withholding tax at source for the Distribution ("Approval of the Tax Authority"). The Approval of the Tax Authority is attached as Appendix 2 to the Shagrir Prospectus.

The following describes some of the principles set forth in the Approval of the Tax Authority:

The value of the dividend in kind will be determined in accordance with the product of the number of the Shagrir ordinary shares distributed in the Spin-Off by the average closing price of Shagrir's ordinary shares in the first three trading days following the commencement of trade on the TASE (the "Dividend Value").

We will publish the Dividend Value at the end of the said three-day trading period on the TASE. The purchase date of the ordinary shares distributed to each holder will be deemed to be the date of the Distribution and the value of the Shagrir ordinary shares distributed to each holder will be calculated on the basis of such holder's relative portion out of the Dividend Value. Holders of Pointer ordinary shares which were traded on the TASE on the Record Date will have withholding tax deducted at source by the relevant TASE Member, calculated on the basis of their relative portion out of the Dividend Value, in accordance with Regulation 2 of the Income Tax Regulations (Withholding from Interest, Dividend and Certain Profits), 5766-2005.

For information on Israeli taxation of the holders of Pointer ordinary shares which are traded on the NASDAQ Capital Market on the Record Date, see "Shareholders outside of Israel will be subject to Israeli Withholding Tax on the Distribution" in this Information Statement and "Manner of Tax Withholding of the Distribution Shares" at Section 2.9 of the Shagrir Prospectus.

Taxation of the Shagrir Ordinary Shares Distributed in the Spin-Off

In accordance with Section 91 of the Israel Tax Ordinance (the "Ordinance"), a real capital gain on the sale of securities by an Israeli-resident individual, where the income from the sale of the securities does not constitute income from a "business" or "occupation" and the individual does claim financing expenses, is liable to tax at the marginal rate applying to the individual under Section 121 of the Ordinance, subject to a maximum of 25%, and the capital gain will be regarded as the highest bracket in the scale of his taxable income. Such tax excludes the sale of securities by an individual who is a "substantial shareholder" in a company, i.e. who holds, directly or indirectly, alone or jointly with another, at least 10% of one or more types of means of control in the company on the date of the sale of the securities or at any time during the 12 months prior to such sale, while the tax rate on a real capital gain in such instance will not be greater than 30% ( "Substantial Shareholder").

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Furthermore, where an individual claims real interest expenses and linkage differences on securities, the capital gain on the sale of the securities, is liable to tax at a rate of 30%, until the determination of provisions and conditions for the deduction of real interest expenses in accordance with Sections 101A(a)(9) and101A(b) of the Ordinance. This tax rate would not apply to an individual whose income from the sale of securities constitutes "business" income or income from an "occupation," in and he will be liable for marginal tax as set forth in Section 121 of the Ordinance.

On August 13, 2012, the Law to Reduce the Deficit and Change the Tax Burden (Legislative Amendments), 5772-2012 was published. In accordance with the aforesaid law, as of January 1, 2013, additional tax will be applied at a rate of 2% on part of the taxable income of an individual that exceeds NIS 803,520 (as of 2016).

A body of persons shall be liable to tax on real capital gains on the sale of securities at the corporate tax rate (25% as of 2016).

In general, a foreign resident (individual or body of persons), as defined in the Ordinance, is exempt from tax on capital gains upon the sale of securities traded on the Stock Exchange in Israel, pursuant to Section 97(b2) of the Ordinance (excluding Israeli treasury bills and short-term bonds in accordance with Amendment 186 to the Ordinance), provided that the capital gain is not derived from his permanent enterprise in Israel and if the purchase of the security was covered by a prospectus or purchased thereafter, and in accordance with the conditions and limitations of Section 97(b2) of the Ordinance. The foregoing shall not apply to a foreign-resident body of persons or, in the event that Israeli residents are controlling shareholders or beneficiaries entitled to 25% or more of the income or profits of the foreign-resident body of persons, directly or indirectly, alone or jointly with another, or together with another resident of Israel as provided in Section 68A of the Ordinance. It is noted that in the event that such exemption does not apply, the exemption provisions of the tax treaty (if any exists) between Israel and the country of residence of the foreign resident may apply, subject to the submission in advance of confirmation of an exemption from withholding tax at source from the ITA.

An exempt mutual fund as well as provident funds and entities exempt from tax under section 9(2) of the Ordinance are exempt from tax on capital gains from the sale of securities, as stated, in accordance with and subject to the conditions of that section. The taxable income of a taxable mutual fund from the sale of securities is subject to the tax rate applying to the income of an individual that does not constitute income from a "business" or "profession," unless explicitly determined otherwise. In the absence of a special tax rate for the income, the income will be liable to tax at the maximum rate determined in Section 121 of the Ordinance.

Withholding Tax on Capital Gains from Securities

With regard to the withholding tax from real capital gains on the sale of the Shagrir ordinary shares, in accordance with Sections 164-243 of the Ordinance and the provisions of the Income Tax Regulations (Deduction from Proceeds, Payment or Capital Gain on the Sale of Securities, Sale of a Mutual Fund Unit or a Future Transaction), 5763-2002 (the "Regulations"), a "liable person" (as this term is defined in such regulations) who pays the seller consideration for the sale of Securities, is required to withhold tax at a rate of 25% from the real capital gain, and in the case of a security that is not linked to the index as defined in Section 91 of the Ordinance, at a rate of 15% from the capital gain when the seller is an individual, and at a corporate tax rate as defined in Section 126(a) of the Ordinance (25% in 2016), when the seller is a body of persons. This is subject to a tax exemption (or a reduced rate), from withholding tax, issued in advance by the tax assessor and subject to offsetting losses that the withholder may perform at source. Additionally, tax will not be withheld for a provident fund, mutual funds and other entities exempt from withholding tax under law. It is noted that if at the time of the sale the full withholding tax was not deducted from the real capital gain, Section 91(d) of the Ordinance and the provisions pursuant thereto regarding reporting and prepayment in respect of such a sale will apply.

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Tax will not be withheld from a foreign resident as stated in accordance with certain conditions set forth in the Regulations.

Trust funds, provident funds and other funds listed in the addendum to the Income Tax Regulations (Withholding of Interest, Dividends and Certain Profits), 5766-2005 (hereinafter: the "Withholding on Interest Regulations") are exempt from withholding tax under law.

Should the securities offered in the Prospectus be delisted from the TASE, withholding tax that will be deducted at the time of their sale (after the delisting) will be at a rate of 30% of the consideration, to such extent that a certificate from the tax assessor specifying another rate for withholding tax (including an exemption from withholding tax) has not been provided.

Set-off of losses from the Sale of the Shagrir ordinary shares

In general, capital losses from the sale of the Shagrir ordinary shares will be permitted for set-off in instances in which, had profits been created, these would have been liable for tax.

In the tax year in which loss was generated from the sale of the Shagrir ordinary shares, during which, if there were capital gains, they would have been subject to tax, it will be possible to set-off against real capital gains and real estate betterment that arises from the sale of any asset, based on the principles set forth in Section 92 of the Ordinance. Whether the income was generated from an asset in Israel or external thereto (excluding taxable inflationary capital gains that is offset with a ratio of 1 to 3.5).

Capital loss in the tax year from the sale of securities may be offset against income from interest or dividend received in the same tax year for the security or against income from interest or dividend from other securities received in the same tax year, provided that the tax rate applicable to the interest or dividend from the other security as stated does not exceed 25%.

Losses that cannot be offset, in whole or in part, in a given tax year as stated above, may be offset against capital gains and land betterment only as stated in Section 92(b) of the Ordinance in the tax years that follow one another, after the year in which the loss occurred, provided that a report is submitted to the tax assessor for the tax year in which the loss occurred.

With respect to offsetting losses from traded securities that were created before 2006, there are additional limitations regarding the manner of offset, determined in the applicability provisions for Section 92 of the Ordinance before amendment 147. In accordance with the provisions of Section 94c of the Ordinance, in the sale of a share by a body of persons, dividends received due to the share during the 24 months that preceded the sale, but not more than the loss amount, will be reduced from the capital loss amount created from the sale of the share, excluding dividends on which tax was paid (excluding tax paid outside of Israel) at a rate of at least 15%.

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The Tax Rate Applicable to Income from Dividend on Shagrir Shares

Dividends derived from shares of Shagrir will be taxable generally when held by an individual Israeli resident at a rate of 25%, unless the shareholder is a Substantial Shareholder of Shagrir upon receipt of the dividend or any date in the 12 preceding months, in which case the tax rate will be 30%.

In general, dividends received by Israeli resident companies will not be considered taxable income, provided that the source of the dividend is not income generated or produced outside of Israel and is not from dividends originating in an "approved" or "benefitted" enterprise, as defined in the Capital Investments Encouragement Law, 5719-1959 (the "Capital Investments Encouragement Law").

Dividends received by a family company will be taxable at a rate of 25%, unless the representative taxpayer, as defined in Section 64a of the Ordinance, is a Substantial Shareholder, directly or indirectly, in the company that paid the dividends, in which case the tax rate will be 30%.

A foreign resident will be subject to dividends tax at a rate of 25%, excluding a foreign resident who is a Substantial Shareholder on the date on which the dividends were received or any date in the 12 preceding months, in which case the tax rate will be 30%, subject to the provisions of a double tax prevention treaty (if any) formed between the State of Israel and the country of residence of the foreign resident, and subject to providing in advance confirmation of exemption from withholding tax at source from the ITA.

Dividends originating in shares of Shagrir by an exempt mutual fund, provident fund or other entities exempt from tax under Section 9(2) of the Ordinance, and which meet the special exemption conditions for dividends under the same section, will be exempt from tax. For a taxable mutual fund, the applicable tax rate is the tax rate that applies to income of an individual whose income does not constitute income from a "business" or "profession," unless explicitly determined otherwise by law.

Withholding Tax on Dividends

Shagrir will withhold tax on dividends in accordance with the Withholding on Interest Regulations. In accordance with the Withholding on Interest Regulations, the withholding of tax on dividends for a company's shares, where the shares are listed for trade on the TASE and held with a TASE nominee company, to an individual who is a resident of Israel or a foreign resident (individual /group of persons) will be at a rate of 25%. The foregoing also applies with respect to an individual and foreign resident who is a Substantial Shareholder of a company on the date of the receipt of the dividends or any date in the 12 preceding months. Withholding tax that is paid by a body of persons that is a resident of Israel whose shares are listed for trade on the TASE for the shares held by a TASE nominee company will be through a financial institution.

According to the Withholding on Interest Regulations, in the event that dividends are paid to a resident of Israel, in respect of whom a limited tax rate has been determined the tax will be withheld based on that determined amount. Regarding a foreign resident, the rate of withholding at source will be subject to the provisions of a double tax prevention treaty (if any) formed between the State of Israel and the country of residence of the recipient, and subject to advance confirmation to exempt from tax at source from the Tax Authority.

Tax will not be withheld at source for a provident fund, mutual funds and other entities exempt from withholding tax at source under law.

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United States Federal Income Taxation

The following discussion summarizes certain material United States ("U.S.") federal income tax considerations arising from the Spin-Off that are applicable to U.S. Holders (as defined below) of Pointer ordinary shares. This summary is for general information purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a U.S. Holder (as defined below). The summary is based on current provisions of the Internal Revenue Code of 1986, as amended, (the "Code"), existing and temporary Treasury Regulations promulgated thereunder, rulings, administrative pronouncements, judicial decisions, and the income tax treaty between the Israel and the United States (the "Treaty") all as in effect on the date hereof, and all of which are subject to change or differing interpretations. Any such change, or differing interpretation, which may or may not be retroactive, could alter the U.S. federal income tax consequences described herein.

U.S. Holders of Pointer ordinary shares should be aware that this summary is not comprehensive. This discussion only addresses U.S. Holders who hold Pointer's ordinary shares as a capital asset (within the meaning of Section 1221 of the Code). Additionally, the discussion below does not address any tax consequences applicable to Pointer ordinary shareholders (i) who are dealers in securities or foreign currency, (ii) who are financial institutions or insurance companies, (iii) who are mutual funds, (iv) who hold Pointer ordinary shares through individual retirement or other tax-deferred accounts, (v) who are tax-exempt organizations, (vi) who hold their shares as "qualified small business stock" pursuant to Section 1202 of the Code, (vii) who are partnerships, S corporations or other pass-through entities (or are treated as such for U.S. federal income tax purposes), (viii) who acquired their Pointer ordinary shares in connection with stock option or stock purchase plans or other employee plans or compensatory arrangements, (ix) whose functional currency is not the U.S. dollar, (x) who hold Pointer ordinary shares as part of an integrated investment, a "straddle," pledge against currency risk, "constructive" sale or "conversion" transaction, comprised of Pointer ordinary sharers and one or more other positions, (xi) who are U.S. expatriates, or (xii) who may have acquired Pointer ordinary shares in a transaction subject to the gain rollover provisions of Section 1045 of the Code. In addition, this summary does not address the alternative minimum tax provisions of the Code, the U.S. federal estate or gift tax consequences of the Spin-Off, or the consequences of the Spin-Off under U.S. state, local or non-U.S. tax laws.

No ruling from the Internal Revenue Service ("IRS") and no opinion of counsel will be requested in connection with the Spin-Off. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position.

IN VIEW OF THE FOREGOING AND BECAUSE THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY, EACH U.S. HOLDER OF POINTER ORDINARY SHARES SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX CONSEQUENCES AND ANY TAX REPORTING REQUIREMENTS OF THE SPIN-OFF IN LIGHT OF HIS, HER OR ITS OWN TAX SITUATION.

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The following discussion is limited to beneficial owners of Pointer ordinary shares that are U.S. Holders. For purposes of this discussion, a "U.S. Holder" means a beneficial owner of Pointer ordinary shares that is, for U.S. federal income tax purposes:

●   an individual who is a citizen or resident of the United States;

●   a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●   an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●   a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person (within the meaning of the Code).

If a partnership or other pass-through entity for U.S. federal income tax purposes holds Pointer ordinary shares, the tax treatment of a partner of such partnership or member of such other pass-through entity will generally depend upon the status of the partner or member and the activities of the partnership or other pass-through entity. Partnerships and other pass-through entities holding Pointer ordinary shares, and any person who is a partner or member of such entities, should consult their own tax advisors regarding the tax consequences of the Spin-off.

Consequences of the Spin-Off to U.S. Holders

For U.S. federal income tax purposes, the Spin-Off will likely constitute a fully taxable transaction for a U.S. Holder. Accordingly, each Pointer ordinary shareholder who receives ordinary shares of Shagrir in the Spin-Off will likely be treated as receiving a taxable distribution in an amount equal to the fair market value of the ordinary shares of Shagrir received (the "Distribution Proceeds"). In such a case, each U.S. Holder will be taxed on the full value of the Distribution Proceeds received in the Distribution as a dividend for U.S. federal income tax purposes.

Subject to certain limitations, "qualified dividend income" received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20%. Distributions taxable as dividends paid on the Pointer ordinary shares should qualify for the 20% rate, provided that either: (i) we are entitled to benefits under the Treaty or (ii) the Pointer ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the Pointer ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the Pointer ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the Pointer ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from a passive foreign investment company ("PFIC"), see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividends contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of Pointer ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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Subject to applicable limitations that vary depending upon a U.S. Holder's particular circumstances, Israeli taxes withheld from dividends at a rate not exceeding the applicable rate provided by the Treaty may be creditable against the U.S. Holder's U.S. federal income tax liability. Israeli taxes withheld in excess of the applicable rate allowed by the Treaty will not be eligible for credit against a U.S. Holder's federal income tax liability. The limitation on foreign taxes credit is calculated separately with respect to specific classes of income. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder's election, deduct the otherwise creditable foreign taxes in computing the taxable income for the year, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in their particular circumstances.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends.

Passive Foreign Investment Companies

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis. We will be considered a PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to U.S. Holders owning ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC, nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets, and our market capitalization, from time to time, there can be no assurance that we will not become a PFIC for any future taxable year.

Backup Withholding and Information Reporting

The distribution of Shagrir ordinary shares should not be subject to U.S. backup withholding because (i) Pointer is a non-U.S. corporation and it satisfies other requirements under the relevant Treasury Regulations and (ii) the distribution will be effected outside the United States within the meaning of Treasury Regulation section 1.6049-5T(e). The Shagrir ordinary shares received by U.S. Holders will nevertheless constitute taxable income for U.S. federal income tax purposes, as described above.

EXPERT

The consolidated financial statements of Shagrir as of December 31, 2013, 2014, 2015 and for each of the three years in the period ended December 31, 2015, appearing in this information statement have been audited by Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein.

29

SHAGRIR GROUP VEHICLE SERVICES LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

Shagrir Group Vehicle Services Ltd.

Financial Statements as of December 31, 2015

Page

Auditor's Report	F-3

Consolidated Statements of Financial Position	F-4 – F-5

Consolidated Statements of Profit or Loss and Other Comprehensive Profit	F-6 – F-8

Consolidated Statements of Changes to Equity	F-9

Consolidated Statements of Cash Flows	F-10 – F-11

Notes to the Consolidated Financial Statements	F-12 – F-80

- - - - - - - - - - - -

F-2

Kost Forer Gabbay and Kasierer 3 Aminadav St., Tel Aviv 6706703	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Auditor's Report

To Shareholders of

Shagrir Group Vehicle Services Ltd.

We have audited the consolidated statements of financial position attached of Shagrir Group Vehicle Services Ltd. (the "Company") as of December 31, 2015 and 2014 and January 1, 2013, as well as the consolidated statements of income and other comprehensive profit, changes in equity and cash flows for each of the three years ending on the period ending December 31, 2015. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion as to these financial statements based on our audit.

We have conducted our audit in accordance with the customary auditing standards, including the standards set forth in the Accountant Regulations (Mode of Performance of an Accountant), 5733-1973. Based on these standards, we are required to plan the audit and execute it in order to obtain a reasonable degree of certainty that the financial statements do not contain a material misstatement. An audit includes a sample inspection of evidence supporting the amounts and information in the financial statements. An audit also includes a review of the accounting rules applied and the significant estimates used by the Company’s Board of Directors and management, as well as an evaluation of the accuracy of the presentation in the financial statements generally. We believe that our audit provides a sufficient basis for our opinion.

In our opinion, the aforesaid consolidated financial statements reflect fairly, in all material respects, the financial state of the Company and its consolidated companies as of December 31, 2015 and 2014 and January 1, 2013, and the results of their operations, the changes to equity and their cash flows for each of the three years ending on December 31, 2015 in accordance with the International Financial Reporting Standards (IFRS) and the Securities Regulations (Annual Financial Statements), 5770-2010.

Tel Aviv,	Kost Forer Gabbay and Kasierer

May 25, 2016	Accountants

F-3

Shagrir Group Vehicle Services Ltd.

Consolidated Statements of Financial Position

		As of December 31		As of January 1
		2015	2014	2013
	Note	NIS thousands

Current assets

Cash and cash equivalents		8,176	36	828
Customers	5	34,766	31,461	23,522
Accounts receivable	6	1,758	2,915	2,783
Inventory		654	588	636

Real estate held for sale		1,101	4,000	-

		46,455	39,000	27,769

Non-current assets

Long-term receivables	8	-	-	376
Fixed assets	9	22,379	21,139	30,053
Other intangible assets	10	1,843	2,528	5,536
Goodwill	10	60,083	60,083	62,872
Deferred taxes	16d'	118	-	-

		84,423	83,750	98,837

		130,878	122,750	126,606

The notes attached constitute an integral part of the consolidated financial statements.

F-4

Shagrir Group Vehicle Services Ltd.

Consolidated Statements of Financial Position

		As of December 31		As of January 1
		2015	2014	2013
	Note	NIS thousands
Current liabilities

Credit from bank corporations, the Parent Company and others	11	326	65,269	-
Liabilities to suppliers and service providers	12	27,655	20,943	17,236
Income in advance		21,091	22,448	24,440
Accounts payable	13	11,062	11,943	8,838

		60,134	120,603	50,514

Non-current liabilities

Long-term deferred revenues		1,816	-	-
Loans from shareholders and others	14	6,796	1,011	630
Liabilities and assets for employee benefits, net	15	1,310	1,119	1,026
Deferred taxes	16d'	-	123	205

		9,922	2,253	1,861

Contingent liabilities and commitments	17

Share capital attributed to shareholders of the Company	18

Share capital		95	-	-
Share premium		76,179	-	-
Capital reserve for controlling shareholders		-	5,649	77,831
Loss balance		(9,497)	-	-
Capital reserve for transactions with non-controlling right holders.		(1,945)	(1,945)	(1,945)
Reserve for re-measurement of defined benefit plans		783	744	638

		65,615	4,448	76,524

Non-controlling interests	18d'	(4,793)	(4,554)	(2,293)

Total capital (capital deficit)		60,822	(106)	74,231

		130,878	122,750	126,606

The notes attached constitute an integral part of the consolidated financial statements.

May 25, 2016
Date of approval of the financial statements	Yossi Ben Shalom	Yossi Regev	Revital Avrahami
	Chairman of the Board	CEO	CFO

F-5

Shagrir Group Vehicle Services Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Profit

		For year ending on December 31
		2015	2014	2013
	Note	NIS thousands

Income from sales		24,642	19,149	16,621
Revenues from services		131,981	120,695	122,691

Total revenue		156,623	139,844	139,312

Cost of sales		13,847	10,776	9,082
The cost of providing services	20a'	123,205	113,878	114,327

Total cost of sales and services		137,052	124,654	123,409

Gross profit		19,571	15,190	15,903

Marketing and sale expenses	20b'	7,976	7,029	7,682
Management and general expenses	20c'	9,987	9,627	8,079
Impairment and intangible assets		-	2,567	900

		17,963	19,223	16,661

Operating profit (loss)		1,608	(4,033)	(758)
Net financing expenses	20d'	8,218	238	173

Loss before income tax		6,610	4,271	931
Tax benefit	16g'	860	141	265

Loss		5,750	4,130	666

The notes attached constitute an integral part of the consolidated financial statements.

F-6

Shagrir Group Vehicle Services Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Profit (cont.)

		For year ending on December 31
		2015	2014	2013
	Note	NIS thousands

Other total loss after tax impact:

Amounts not reclassified later to profit and loss:

Profit from re-measurement of defined benefit plans
		40	59	39

Total components not classified thereafter to profit or loss		40	59	39

Total other comprehensive income		40	59	39

Total comprehensive loss		5,710	4,071	627

The notes attached constitute an integral part of the consolidated financial statements.

F-7

Shagrir Group Vehicle Services Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Profit (cont.)

		For year ending on December 31
		2015	2014	2013
	Note	NIS thousands

Net profit (loss) attributable to:

Shareholders of the Company		(5,472)	(2,526)	90
Non-controlling interests		(278)	(1,604)	(756)

		(5,750)	(4,130)	(666)
Total comprehensive profit (loss) attributable to:

Shareholders of the Company		(5,433)	(2,466)	136
Non-controlling interests		(277)	(1,605)	(763)

		(5,710)	(4,071)	(627)

Net profit per share attributed to the Company’s shareholders (in NIS)	21

Net basic profit (loss)		(0.7)	(0.32)	0.01

Diluted profit (loss)		(0.68)	(0.32)	0.01

The notes attached constitute an integral part of the consolidated financial statements.

F-8

Shagrir Group Vehicle Services Ltd.

Consolidated Statements of Changes to Equity

			Attributable to Company shareholders
	Share Capital		Share premium	Reserve for re- measurement of defined benefit plans	Capital reserve for controlling shareholders	Loss balance	Reserve for transactions with non-controlling right holders	Total	Non- controlling interests	Total capital
	NIS thousands

Balance as at January 1, 2013	-		-	638	77,831	-	(1,945)	76,524	(2,293)	74,231

Net profit (loss)	-		-	-	-	90	-	90	(756)	(666)
Other comprehensive profit (loss)			-	46	-	-	-	46	(7)	39
Dividend in kind to controlling shareholder	-		-	-	90	(90)	-	-	-	-
Cost of share based payment in a consolidated company			-	-	-	-	-	-	56	56
Capital reserve for transactions with controlling shareholders	-		-	-	(5,631)		-	(5,631)	-	(5,631)

Balance at December 31, 2013	-		-	684	72,290	-	(1,945)	71,029	(3,000)	68,029

Issue of shares	-	*)	-	-	-	-	-	-	-	-
Loss	-		-	-	-	(2,526)	-	(2,526)	(1,604)	(4,130)
Other comprehensive profit (loss)	-		-	60	-	-	-	60	(1)	59
Dividend in kind to controlling shareholder	-		-	-	(2,526)	2,526	-	-	-	-
Cost of share based payment in a consolidated company	-		-	-	-	-	-	-	51	51
A capital fund from transactions with controlling shareholders	-		-	-	(64,115)		-	(64,115)	-	(64,115)

Balance at December 31, 2014	-	*)	-	744	5,649	-	(1,945)	4,448	(4,554)	(106)

Loss	-		-	-	-	(5,472)	-	(5,472)	(278)	(5,750)
Other comprehensive profit	-		-	39	-	-	-	39	1	40
Cost of share based payment	-		1,774	-	-	-	-	1,774	38	1,812
Issue of bonus shares	95		(95)	-	-	-	-	-	-	-
Conversion of a loan	-	*)	74,500	-	-	-	-	74,500	-	74,500
Capital reserve from transactions with controlling shareholders	-		-	-	(5,649)	(4,025)	-	(9,674)	-	(9,674)

Balance at December 31, 2015	95		76,179	783	-	(9,497)	(1,945)	65,615	(4,793)	60,822

*) Represents an amount below NIS 1,000. The notes attached constitute an integral part of the consolidated financial statements.

F-9

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Cash flow from current operations

Loss	(5,750)	(4,130)	(666)

Adjustments required to present cash flows from operating activities:

Adjustments to profit or loss sections:

Depreciation and amortization	6,795	7,084	8,492
Net financing expenses	7,935	61	56
Loss from the impairment of fixed assets	-	1,560	-
Loss from the impairment of goodwill	-	1,889	900
Cost of share based payment	1,812	51	56
Profit from the exercise of fixed assets	(587)	(248)	(728)
Change in liabilities for employee benefits, net	246	143	665

	10,451	6,410	8,775
Changes in sections of assets and liabilities:

Increase in customers	(3,141)	(4,975)	(3,039)
Decrease (increase) in accounts receivable and expenses in advance	382	(266)	795
Decrease (increase) in inventory	(66)	8	40
Decrease in other long-term receivables	-	235	141
Net deferred taxes	(860)	(141)	(265)
Increase (decrease) in liabilities to suppliers and service providers	5,673	(212)	6,544
Increase (decrease) in accounts payable	(896)	3,007	88
Increase (decrease) in income in advance	459	(2,645)	653
Adjustments of working capital with controlling shareholder	-	457	(5,297)

Net cash arising from current activities	12,002	1,878	8,435

Cash flows from investment activities

Purchase of fixed assets	(6,868)	(6,281)	(14,509)
Purchase of intangible assets	(275)	(287)	(85)
Consideration from the exercise of fixed assets	4,149	5,189	4,426
Consideration from the exercise of intangible assets	20	-	-

Net cash used in investing activities	(2,974)	(1,379)	(10,168)

The notes attached constitute an integral part of the consolidated financial statements.

F-10

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Cash flows from financing activities

Payment of long-term loans	(206)	(206)	(22)
Short term credit from bank corporations and others	(682)	(290)	960

Net cash deriving from (used in) financing activities	(888)	(496)	938

Increase (decrease) in cash and cash equivalents	8,140	3	(795)

Balance of cash and cash equivalents at beginning of year	36	33	828

Balance of cash and cash equivalents at end of year	8,176	36	33

		For year ending on December 31
		2015	2014	2013
		NIS thousands

(a)	Significant non-cash activity

	Purchase of fixed assets with credit	1,469	415	2,697
	Exercise of fixed assets with credit	249	85	1,127

The notes attached constitute an integral part of the consolidated financial statements.

F-11

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 1 -	General

Shagrir Group Vehicle Services Ltd. (the "Company") was incorporated in Israel on November 25, 2014. The Company is engaged in providing services to insurance companies, including the repair of vehicles, roadside and towing services, homeowner services t and auto service centers (jointly, the "Services to Insurance Companies"), and supplies sharing and car rental services for varying periods of time, through Car2Go Ltd. ( "Car2Go" or the "Consolidated Company"). The company was founded by Pointer Telocation Ltd. (the "Parent Company").

On December 30, 2014 the company purchased the Services for Insurance Companies and others from a company wholly owned by the Parent Company, Shagrir Systems Ltd. ("Shagrir") in consideration for an amount of NIS 69,698,000 (the "Purchase Consideration"). The Purchase Consideration was financed through a loan from the selling company (Shagrir and thereafter, the Parent Company, which replaced it). The loan bears annual interest at a rate of 3.05%. The value of the benefit involved in these loans is charged to capital reserves net of tax.

Additionally, on July 1, 2015, the Company purchased from the Parent Company all of the holdings of the Parent Company in Car2Go (62.3%) and purchased the loans of the Parent Company to Car2Go. The purchase was financed with a loan received from the Parent Company in the amount of NIS 11,350,000. The loan bears annual interest at a rate of 3.05%. The value of the benefit involved in these loans is charged to capital reserves net of tax.

The Company treated the aforesaid acquisition of activity and the purchase of the Subsidiary as a business combination between entities under the same control, while implementing the "as pooling" method. The Company presented the financial statements as of January 1, 2013, and the statements of profit and loss, the statements of changes to equity and the statements of cash flows for each of the two years ending on December 31, 2014 and 2013, in order for them to retroactively reflect the accounting treatment in the registration of the transfer of activity as stated above from Shagrir to the Company, as if the activity was performed within the Company as an independent entity and not with Shagrir. The transfer of activity by way of the transfer of the assets and liabilities is expressed with a method similar to the pooling of interests method, with the application of the assumptions listed below which are required in order to split the Company’s activity from the results of activity of Shagrir, which included the activity of the Company until December 30, 2014.

Assets and liabilities attributed directly to activity of the Company are recorded on a basis of the historic cost in the books of the transferor. Liabilities to Shagrir or the Parent Company were registered based on the amounts determined in the legal agreements between the companies.

The financial statements include assets, liabilities, income and expenses which can be attributed directly to activity of the Company, as well as the allocation of assets and liabilities, income and expenses which, in the opinion of the management, are reasonably required in order to properly present the activity of the Company separately from the activity of Shagrir. The financial information included in these reports may not necessarily precisely reflect the results of the activity and cash flows of the Company if it would operate during all of the periods as an independent entity.

The surplus of income over expenses for the entire reporting period was recorded as a distribution to the Parent Company as dividend (or as an additional investment by the Parent Company) as applicable, at the end of each of the years 2013 and 2014.

Regarding the conversion of the loans from the Parent Company, see Note 11 and Note 14.

F-12

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 2 -	Significant Accounting Policies

The accounting policy set forth below was implemented in the financial statements consistently in all of the periods presented, unless stated otherwise.

a.	Presentation basis in the financial statements

The financial statements are prepared in accordance with International Financial Reporting Standards (hereinafter: IFRS). Additionally, the financial statements are prepared in accordance with the provisions of the Securities Regulations (Annual Financial Statements), 5770-2010. The Company’s financial statements are prepared on a cost basis. The Company has elected to present the details of the gain or loss based on the nature of operations.

These financial statements are the first annual financial statements of the Company in accordance with IFRS.  The Company first adopted IFRS in 2015 with the date of transition to IFRS being January 1, 2013. Prior to the adoption of IFRS, the Company prepared its financial statements under US GAAP (US GAAP). Until December 31, 2014 the Company's results were reported to the Parent Company in accordance with US generally accepted accounting principles (US GAAP) as part of the reports of Shagrir to the Parent Company. See note 24 regarding the adjustment between the reporting under the US GAAP and IFRS standards.

b.	Consolidated Financial Statements

The consolidated financial statements include the reports of a company in which the Company has control (a subsidiary). Control exists when a company has the power to impact an investee entity, exposure or rights to variable returns as a result of its involvement in the investee entity and the ability to use its power in order to impact the amount of yield determined from the investee entity. In examining control, the right of potential voting rights is only taken into account if they are real. Consolidation of the financial statements is performed as of the date on which control is obtained and until the control ceases.

The financial statements of the Company and subsidiary are prepared as of the same dates and for the same periods. The accounting policy in the financial statements of the Subsidiary were applied consistently and in a uniform manner with those applied in the financial statements of the Company. Material mutual transactions and balances and the losses arising from transactions between the Company and the subsidiary were eliminated in full in the consolidated financial statements.

Non-controlling rights for the subsidiary represent the equity in the subsidiary that cannot be directly or indirectly attributed to the Parent Company. The non-controlling rights are presented separately within the capital of the Company. Profit or loss and any component of other comprehensive profit are attributed to the Company and to non-controlling rights. Losses are attributed to non-controlling rights, even if as a result, the balance of the non-controlling rights in the consolidated statement of financial position is negative.

c.	Functionary currency, presentation currency and foreign currency

1.	Functional current and presentation currency

The presentation currency of the financial statements is NIS.

F-13

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 2 -	Significant Accounting Policies (cont.)

2.	Transactions, assets and liabilities in foreign currency

Transactions in foreign currency are recorded with the first recognition based on the exchange rate on the transaction date. After the initial recognition, financial assets and liabilities denominated in foreign currency are translated on each reporting date to the functional currency based on the exchange rate of the same date. Exchange rate differences are recognized as profit and loss. Non-financial assets and liabilities denominated in foreign currency presented based on cost are translated based on the exchange rate on the transaction date. Non-financial assets and liabilities denominated in foreign currency presented based on fair value are translated into the functional currency in accordance with the exchange rate on the date on which the fair value was determined.

3.	Index-linked financial items

Financial assets and liabilities that are linked based on their terms to changes in the consumer price index in Israel (hereinafter: the "Index") are adjusted based on the relevant index on each reporting date, in accordance with the terms of the agreement.

d.	Cash equivalents

Cash equivalents are considered to be investments with high liquidity, including short term deposits in banks that are not limited by pledge, with original maturities of less than three months from the original investment date or more than three months but that can be withdrawn immediately with no fine, and constitute part of the cash management of the Group.

e.	Provision for doubtful debts

The provision for doubtful debts was determined specifically for debts the collection of which, in the opinion of the Company’s management, is doubtful. Additionally, for all of the customer balances for which no specific provision was recorded, the Company recognizes a provision for impairment for the same balances of groups of customers, estimated collectively based on their credit risk characteristics. Debts of customers that have been impaired are derecognized as of the date on which it was determined that the same debts cannot be collected.

f.	Inventory

Inventory is measured based on the lower of cost or net exercise value. The cost of the inventory includes the expenses for the purchase of the inventory and bringing it to its present location and condition. The net exercise value is an estimate of the sale price during the ordinary course of business, less an estimate of costs for completion and costs required to perform the sale. The Company periodically examines the state of the inventory and age of inventories, and performs provisions for slow moving inventory accordingly.

g.	Income recognition

Income is recognized in profit or loss when it may be reliably measured, it is expected that the economic benefits related to the transaction will flow to the Company and the costs that are incurred or will be incurred for the transaction can be measured reliably. The income is measured based on the fair value of the consideration in the transaction, less trade discounts, quantity discounts and returns.

F-14

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 2 -	Significant Accounting Policies (cont.)

The following are the specific criteria regarding recognition of income that must be fulfilled before recognition of the income:

Revenue from sale of goods

The income from the same of goods is recognized when all of the substantial risks and returns derived from ownership of the goods for the purchase are transferred to the owner, and the seller does not have any ongoing managerial involvement. Generally, the delivery date is the date on which the ownership is transferred.

Revenues from services

The revenue from providing services to the insurance companies and others and providing private short term car rental services is recognized over the accounting period in which the services were provided.

h.	Income tax

The tax results for ongoing or deferred taxes are charged to profit or loss, unless they are attributed to items charged to other comprehensive profit or capital.

1.	Current taxes

Liability for current taxes is determined through use of the tax rates and tax laws enacted or the enactment of which was actually completed, until the reporting date, and adjustments required in connection with the tax liability and payment for prior years.

2.	Deferred taxes

Deferred taxes are calculated for temporary differences between the carrying amounts in the financial statements and the amounts allowable for tax purposes.

Deferred tax balances are calculated at the tax rates expected to apply when the asset is realized or the liability is settled, based on tax laws that are enacted or substantively enacted by the reporting date.

On each reporting date, the deferred tax assets are examined, and if they are not expected to be used, they are reduced. Temporary provisions for which deferred tax assets are not recognized are examined each reporting date, and if they are expected to be used, a suitable deferred tax asset is recognized.

Deferred taxes are offset if there is a legal right to offset a current tax asset against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

i.	Leases

The tests for classification of a lease as an operating lease are based on the nature of the agreements, and they are examined on the date of the engagement based on the rules determined in IAS 17:

F-15

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 2 -	Significant Accounting Policies (cont.)

The Group as a lessor - operating lease

Assets for which all of the risks and benefits inherent in their ownership are not transferred to the lessee are classified as operating leases. The lease payments are recognized as an expense in profit or loss on a straight line over the term of the lease.

j.	Non-current assets or a group of assets held for sale and discounted operations

A non-current asset or group of assets is classified as held for sale when their settlement primarily takes place through a sale transaction and not through ongoing use. The above takes place when the assets are available for sale immediately in their current state, the Company has a commitment to sell them, there is a plan to locate a purchaser and it is highly probable that the exercise will be completed within one year from the classification date. These assets are presented as separate current assets, based on the lowest of the values in the financial statements and their fair value less costs for sale.

k.	Fixed assets

Fixed asset items are presented at cost in addition to direct purchase costs, less accumulated depreciation, less losses from impairment accumulated and less investment grants received for them, and do not include ongoing maintenance expenses. The cost includes replacement parts and auxiliary equipment used by the fixed assets.

Depreciation is calculated in equal annual rates on a straight-line basis over the useful life of the asset, as follows:

	%	Mainly %

Buildings (excluding the land component)	2
Vehicles	15-20	20
Office furniture and equipment	6-15	10
Computers and peripherals	15-33	33
Leasehold improvements	See below

Leasehold improvements are depreciated on a straight-line basis over the lease term (including the extension option that the Group intends to exercise) or in accordance with the estimated useful life of the improvement, whichever is shorter.

The useful life, depreciation method and residual value of an asset are reviewed at least at each year-end and changes are treated as a change in an accounting estimate prospectively-forward. Amortization of assets ceases at the earlier of the date on which the asset is classified as held for sale and the date that the asset is derecognized.

l.	Non-current assets

Intangible assets acquired separately are measured initially at cost, including direct acquisition costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with finite useful lives are amortized over their useful lives and reviewed for impairment when there are indications of impairment. The amortization period and method of amortization of intangible assets are reviewed at each year end.

F-16

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 2 -	Significant Accounting Policies (cont.)

Software

The Group assets include computer systems comprising hardware and software. Software forming an integral part of the hardware, which cannot operate without the software installed on it, is classified as fixed assets.

m.	Impairment of Non-Financial Assets

The Company is examining the need for impairment of non-financial assets when there are indicators as a result of events or changes to circumstances indicating that the balance in the financial statements is not recoverable.

In cases in which the balance in the financial statements of the non-financial assets exceeds their recoverable value, the assets are reduced to the recoverable amount. The recoverable amount is the higher of the fair value less costs for sale and value in use. In assessing the value in use, the estimated cash flows are discounted as a pre-tax discount rate that reflects the specific risks for each asset. For an asset that does not generate independent cash flows, the recoverable amount is determined for the cash generating unit (CGU) to which the asset is attributed. Impairment losses are recognized in profit or loss.

An impairment loss of an asset other than goodwill is eliminated only when there have been changes in the estimates used to determine the recoverable amount of the asset at the time of recognition of the impairment loss. Reversing the loss as stated is limited to the lower of the impairment amount of the asset previously recognized (less depreciation or amortization) or the recoverable amount of the asset. Regarding an asset measured at cost, eliminating such loss is recognized in profit or loss.

The following specific criteria are applied in examining impairment of the following specific assets:

Goodwill

The Company performs an Impairment test annually, on the 31st of December, or more frequently if events or changes in circumstance indicate impairment.Examining impairment of goodwill is determined by examining the recoverable amount of the CGU (or group of CGU's) to which the goodwill is allocated.

When the recoverable amount of the CGU (or group of CGU's) is lower than the carrying amount in the financial statements of the CGU (or CGU's) to which the goodwill was allocated, the loss from impairment attributed first to goodwill is recognized. The losses from impairment of goodwill are not reversed in subsequent periods.

n.	Financial Instruments

1.	Financial assets

Financial assets under the application of IAS 39 are recognized on the initial recognition date based on fair value in addition to direct transaction costs, excluding financial assets measured at fair value through profit or loss, for which transaction costs are charged to profit or loss.

F-17

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 2 -	Significant Accounting Policies (cont.)

After the initial recognition, the accounting treatment of financial assets is based on their classification as follows:

Loans and receivables

Loans and receivables are investments returned in fixed payments or fixable payments that are not traded in an active market. After initial recognition, loans are measured based on their terms at cost, in addition to direct transaction costs, using the effective interest method, less a provision for impairment. Short term receivables are presented based on their terms, generally at their nominal value.

2.	Financial liabilities

The liabilities are initially recognized at fair value. Loans and other liabilities measured at reduced cost are presented less direct transaction costs.

After the initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

Financial liabilities at reduced cost

After initial recognition, loans and other liabilities are measured based on their terms at cost, less direct transaction costs, using the effective interest method.

3.	Derecognition of Financial Instruments

Financial assets

A financial asset is derecognized when the contractual rights to receive cash flows from the financial asset expire, or the Company has transferred the contractual rights to receive cash flows from the financial asset or has assumed an obligation to pay the cash flows in full to a third party, without significant delay, and additionally, substantively transferred all the risks and rewards related to the asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognized when it is cleared, i.e. when the obligation is discharged, canceled or expired. A financial liability is cleared when the debtor (the Group):

1.	Repays the liability by paying in cash, other financial assets, good or services, or
2.	Is legally released from the liability.

4.	Impairment of Financial Assets

The Group examines, on each reporting date, whether there is objective evidence of impairment for a financial asset or group of financial assets below:

F-18

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 2 -	Significant Accounting Policies (cont.)

Financial assets presented at amortized cost

The objective evidence regarding loans and receivables presented at amortized cost exists when one or more events have a negative effect on the estimated future cash flows from the asset after the date of recognition. Evidence of impairment includes indications that the debtor is experiencing financial difficulties, including liquidity issues and failure to make principal and interest payments.

The loss amount charged to the income statement is measured as the difference between the balance in the financial statements of the asset in the current value of the estimate of future cash flows (excluding future credit losses that are not yet incurred), discounted at the original effective interest rate of the financial asset (the effective interest rate that is calculated upon initial recognition). The balance in the financial statements of the asset is decreased though a provision (see also the provision for doubtful debts above). In the subsequent periods, loss from impairment is reversed when the return of the value of the asset can be objectively attributed to an event that occurred after recognition of the loss. Reversal as stated is recognized in profit or loss up to the amount of the loss recognized.

l.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of an event that occurred in the past, is expected to require use of financial resources in order to clear the obligation and may be measured reliably. When the Group expects that some or all of the expenses are returned to the Company, such as an insurance agreement, the return will be recognized as a separate asset only on the date on which there is practical certainty of receipt of the asset. The expenses will be recognized in the income statement net of reimbursement of the expense.

The following are types of provisions included in the financial statements:

Legal claims

A provision for claims is recognized when the Group has a present legal or constructive obligation as a result of an event that occurred in the past, when it is more reasonable than not that the Group will be required to expend its financial resources to clear the obligation and they may be reliably estimated.

p.	Liabilities for employee benefits

There are a several employee benefits in the Group:

1.	Short term employee benefits

F-19

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 2 -	Significant Accounting Policies (cont.)

Short term employee benefits are benefits that are expected to be fully cleared before 12 months after the end of the annual reporting period in which the employees provide the related services. These benefits include salaries, vacation days, sick days, convalescence, and employer National Insurance deposits, and are recognized as an expenses upon the provision of the services. A liability for a cash bonus or profit sharing plan is recognized when the Group has a legal or constructive obligation to pay the aforesaid amount for a service provided by the employee in the past, and the amount may be reliably estimated.

2.	Benefits after termination of employment

The plans are usually financed by the contributions to pension funds and insurance companies, and are classified as plans for defined deposit and defined benefit plans.

The Group has a defined contributions plan, in accordance with Section 14 of the Severance Pay Plan, 5723-1963 (the "Severance Pay Law"), whereby the Group pays payments on a fixed basis without being legally or constructively required to pay additional payments, even if sufficient amounts have not accrued in the fund as required to pay any benefit to an employee related to the service of the employee in the current period and previous periods.

Deposits to the defined contributions plan for compensation or contributions are recognized as an expense upon the deposit to the plan in parallel to receipt of the employment services by the employee.

In addition, the Group has a defined benefit plan in respect to payment of severance payment in accordance with the Severance Pay Law. Under the law, employees are entitled to severance upon their dismissal or retirement. The liability for the termination of employment is measured based on an actuarial value method of the projected entitlement unit. The actuarial calculation takes into account future salary increases and the employee turnover rate, on the basis of the estimated timing of the payment. The amounts are presented on a projected future discounted cash flow basis, based on the interest rates in accordance with return on the reporting date of high-quality index linked concern bonds, which mature near the period of the liabilities related to the severance pay.

The Company deposits funds for its liabilities to pay severance to some of its employees on an ongoing basis in pension funds and insurance companies (hereinafter: the "Plan Assets"). The Plan Assets are assets held by a long term employee benefit fund or qualifying insurance policies. The Plan Assets are not available for use by the Group’s credits, and cannot be paid directly to the Group.

Liabilities for employee benefits presented in the statement of financial position represent the present value of the defined benefit liability, less the fair value of the Plan Assets.

Re-measurement of the net liability is charged to other comprehensive profit in the period in which they are incurred.

F-20

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

q.	Share-based payment transactions

Employees of the Company are entitled to benefits by way of share-based payments cleared with capital instruments.

The cost of the equity-settled transactions with employees are measured based on the fair value of the capital instruments at the grant date. The fair value is determined using the accepted option pricing model.

The cost of the equity-settled transactions is recognized in profit or loss together with a parallel increase in equity over the period in which the performance and/or service terms are met and end on the date on which the relevant employees are entitled to the benefits (hereinafter: the "Vesting Period"). The cumulative expense recognized for the equity-settled transactions at the end of each reporting date until the vesting date reflects the extent to which the Vesting Period has expired and the best estimate of the Group regarding the number of financial instruments that will ultimately vest.

Expenses for awards that do not ultimately vest are not recognized, excluding awards whose vesting is contingent on market terms, handled as awards that have vested regardless of market conditions, assuming that all of the other vesting conditions (service and/or performance) are satisfied.

F-21

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 2 -	Significant Accounting Policies (cont.)

When the Company performs changes to the terms of equity-settled awards, an additional expense is recognized beyond the original expense calculated for any change that increases the total fair value of the compensation awarded or that benefits the employee based on the fair value on the date of the change.

Eliminating the equity-settled award is handled as if it has vested as of the elimination date and the expense that was not yet recognized for the award is recognized immediately. However, if the award eliminated is replaced with a new award and is designated as a replacement aware as of the date on which it was awarded, the award eliminated and the new award will be both handled as a grant of the original award as described above.

r.	Profit (loss) per share

Profit per share is calculated by the division of the net profit attributed to the shareholder of the Company by the weighted number of ordinary shares that actually existing during the period.

Potential ordinary shares are included in the calculation of diluted earnings per share if their effect is dilutive to earnings per share from continuing operations. Potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date, and from that date are included in basic earnings per share. The Company's share in earnings of investees is calculated based on its share in the earnings per share of those investee companies multiplied by the number of shares held by the Company.

The number of shares included in calculating earnings per share in 2014 and 2013 was determined based on the actual number of shares issued with the Company's founding on December 30, 2014, as adapted as part of the bonus shares as described in Note 18(b).

s.	Reserve for controlling shareholder transactions

Assets and liabilities for which a transaction was performed between the Company and the controlling shareholder thereof, or between companies under the same control, are recognized on the transaction date based on fair value. The difference between the fair value and the consideration determined in the transaction is charged to capital. The Company has a positive difference between a cancelled loan from the controlling shareholder that is not under market conditions. The negative difference constitutes a dividend, and therefore decreases the capital balance.

See Note 23.f of the description of transactions charged to a capital reserve with a controlling shareholder.

F-22

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 3 -	Significant considerations, estimates and assumptions in the preparation of the financial statements

In the process of applying the main accounting policies in the financial statements, the Group used discretion and weighed the considerations regarding the following matters which have a substantial impact on the amounts recognized in the financial statements:

a.	Estimates and assumptions

Upon the preparation of the financial statements, the management is required to use estimates and assumptions that impact the implementation of the accounting policy and the reported amounts of assets, liabilities, income and expenses. Changes to the accounting estimates are recognized in the period in which the change of the estimate took place.

The following are the main assumptions used in the financial statements in connection with the uncertainty as of the reporting date and the critical estimates calculated by the Group, and for which a substantial change to the estimates and assumptions may change the value of assets and liabilities in the financial statements in the following year:

F-23

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 3 -	Significant considerations, estimates and assumptions in the preparation of the financial statements (cont.)

Legal claims

In assessing the changes of the lawsuits filed against the Company and its investees, the Companies relied on the opinion of their legal counsel. These estimates of the legal counsel are based on the best of their professional judgment, taking into account the stage of the proceedings, and the legal experience accumulated in the various matters. Since the results of the claims will be determined by the courts, these results may differ from these estimates.

Impairment of goodwill

The Group examines the impairment of goodwill at least once per year. The examination requires the management to perform an estimate of future cash flows expected to be derived from the ongoing use of the CGU (or a group of CGU's) to which the goodwill is allocated. Additionally, the management is required to estimate the appropriate discount rate to these cash flows.

Deferred tax assets

Deferred tax assets are recognized for losses transferred for tax purposes and for deductible temporary provisions that are not yet used, in the event that future taxable income is expected against which they may be used. An estimate of the management is required in order to determine the deferred tax asset amount that can be recognized based on the timing, expected taxable income amount, source and the tax planning strategies.

Benefits for pension and other benefits after the termination of employment

A liability for a defined benefit plan after the termination of the transaction is determined with use of actuarial valuation techniques. Calculation of the liability involves determining assumptions, inter alia, about the discount rates, rates of the cost of salary and employee turnover rates. The balance of the liabilities may be impacted significantly for changes to these estimates.

Determination of the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon first recognition through use of the accepted options pricing model. The models is based on the share price data and the exercise price, and discounts regarding expected volatility, the expected life and expected dividend.

Note 4 -	Disclosure of new IFRS standards in period prior to their adoption

a. IFRS 15 - recognition of income from contracts with customers

IFRS 15 (the "Standard") was published by the IASB in May 2014.

The Standard replaces IAS 18 - Income, IAS 11 - Construction Contracts, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers and SIC 31 - Revenue-Barter Transactions Involving Advertising Services.

The Standard presents a five-stage model that will apply to income arising from customer contracts:

F-24

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 4 -	Disclosure of new IFRS standards in period prior to their adoption (cont.)

Stage 1 -	Identify the contract with the customer, including reference to a group of contracts and handling modifications in contracts.

Stage 2 -	Identify a number of distinct performance obligations in the contract.

Stage 3 -	Determine the transaction price, including reference to variable compensation, a significant financing component, non-cash consideration and consideration to be paid to the customer.

Stage 4 -	Allocation of the transaction price to each distinct performance obligations in the contract on the basis of the separate relative sale price, while using observable prices if available, or estimates and assumptions.

Stage 5 -	Recognition of the revenue when the entity satisfies a performance obligation, while distinguishing between satisfying an obligation on a certain date and the fulfillment of an obligation over time.

The Standard is retroactively applied as of the financial statements for annual periods beginning on January 1, 2018 or thereafter. Early adoption is permitted. The Standard allows the selection of partial retroactive application with certain easements, whereby the Standard will be applied to existing contracts as of the period of first application and thereafter, and no restatement will be required of comparison numbers.

The Company estimates that the Standard is not expected to have a material impact on the financial statements.

b.	Amendments to IAS 7 Statement of Cash Flows, regarding additional disclosure of financial liabilities

In January 2016, the IASB published amendments to IAS 7, Statement of Cash Flows (the "Amendments"), which require additional disclosure regarding financial liabilities. The amendments require presentation of the change between the opening and closing balance of the financial liabilities, including changes arising from cash flows from financing activities, from the purchase or loss of control of investees, changes to the exchange rate and changes to fair value.

The Amendments were applied as of the annual periods beginning on January 1, 2017 or thereafter. Disclosure is not required to be included as stated with respect to comparison numbers for periods before the commencement date of the Amendments. Early adoption is permitted.

The Company will include the disclosures required in the relevant financial statements.

c.	IFRS 16 Leases

In January 2016, the IASB published IFRS 16 regarding leases (the "New Standard").

In accordance with the New Standard, a lease is defined as an agreement or part of an agreement that transfers, in consideration for payment, the right to use an asset for a defined period.

F-25

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

The following are the principles of the New Standard:

▪	The New Standard requires lessees to recognize all of the leases in the asset with a liability in the statement of financial position (other than in certain cases) in a manner similar to the accounting treatment of a financing lease in accordance with the existing standard - IAS 17 Leases.
▪	Lessees will recognize the liabilities for lease payments, and conversely will recognize the usage right in the asset. Additionally, the lessees will recognize interest expenses and depreciation expenses separately.
▪	Variable lease payments that are not dependent on the index or interest, based on performance of use (for example, a percentage of revenue) will be recognized as an expense on the part of the lessees or income on the part of the lessors on the date of their creation.

F-26

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 4 -	Disclosure of new IFRS standards in period prior to their adoption (cont.)

▪	In the case of a change to the variable lease payments linked to the index, the lessee must reassess the liabilities for the lease when the impact of the change charges a usage right to the asset.
▪	The New Standard includes two exceptions where the lessee may handle the leases in accordance with the existing accounting treatment with respect to operating leases, in the case of the lease of assets with financial value that is lower or in the case of a lease for a period of up to one year.
▪	The accounting treatment on the part of the lessor remains essentially unchanged compared to the existing standard, meaning, classification as a financing lease or operating lease.

The New Standard will be applied as of the annual periods beginning on January 1, 2019 or thereafter. Early adoption is possible, as long as IFRS 15 - recognition of income from contracts with customers is applied in parallel.

The New Standard allows lessees to select full retrospective application or partial retrospective application with certain modifications for the leases that exist on the transition date, based on which restatement of the comparison numbers will not be required.

The Company is examining the potential impact of the standard. Since the scope of the lease agreements of the Company are significant, the Company estimates that the application of the standard will have a material impact on the scope of the Company’s assets and liabilities. However, at this stage, it is unable to assess the quantitative impact of the financial statements.

Note 5 -	Customers

	December 31		January 1
	2015	2014	2013
	NIS thousands

Open accounts	13,581	18,866	16,984
Checks for collection	8,820	8,709	5,116
Income receivable	13,512	4,909	2,123

	35,913	32,484	24,223
Less - provision for doubtful debts	(1,147)	(1,023)	(701)

Customers, net	34,766	31,461	23,522

F-27

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Impairment of customers handled through registering a provision for doubtful debts

The following are transactions in the provision for doubtful debts:
NIS thousands

Balance as at January 1, 2014	785

Provision during the year	249
Recognition of bad debts written off	67
Reverse of doubtful debts collected	(78)

Balance at December 31, 2014	1,023

Provision during the year	165
Recognition of bad debts written off	63
Reverse of doubtful debts collected	(104)

Balance at December 31, 2015	1,147

F-28

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 5 -	Customers (cont.)

The following is an analysis of customer balances for which no impairment was recognized (provision for doubtful debts), net customers, based on the delay period with respect to the reporting date:

	Customers not yet
	due	Customers past due and arrears in collection is
	to be paid (without collection arrears)	Up to 30 days	30-60 days	60-90 days	90-120 days	Over 120 days	Total
	NIS thousands

December 31, 2015	31,832	944	415	292	161	1,122	34,766

December 31, 2014	29,385	539	272	285	143	837	31,461

Note 6 -	Accounts receivable

	December 31		January 1
	2015	2014	2013
	NIS thousands

Employees and institutions	277	266	445
Interested parties and the Parent Company	128	661	98
Advances to suppliers	222	503	12
Expenses in advance	858	849	1,326
Other accounts receivable	273	636	902

	1,758	2,915	2,783

F-29

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 7 -	Excess losses on investments in investee companies

Additional information regarding consolidated companies that are held directly by the Company:

General Information

		Company’s	Amounts provided by the Company to a subsidiary		Excess losses on
	State of incorporation	rights in capital rights in the asset	Loans and capital notes	Guarantees	investments in the Consolidated Company
		%	NIS thousands
December 31, 2015

Car2Go Ltd.	Israel	62.3%	11,629	1,300	(8,161)

December 31, 2014

Car2Go Ltd.	Israel	62.3%	11,093	-	(7,703)

January 1, 2013

Car2Go Ltd.	Israel	58.46%	8,528	-	(3,682)

F-30

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 7 -	Excess losses on investments in investee companies (cont.)

Transactions and engagements with consolidated companies

a.	The consolidated company, Car2Go, leases vehicles from the Company which are used by the consolidated company in the ongoing activity. The rental fees paid to the Company are in accordance with the market prices for the rental of vehicles of this kind.

b.	The Company provided a loan to the consolidated company upon its acquisition (in 2009) in the amount of NIS 6 million. The loan is linked to the index and bears annual interest of 4%. As of April 1, 2014, the loan bears annual interest at a rate of 6%, and will be repaid in 12 quarterly payments as of March 2016.

c.	On December 31, 2012, the Company provided the consolidated company, Car2Go, with a loan in the amount of NIS 1,703,000, the loan bears annual interest of 5%. The loan was repaid in 24 monthly payments as of February 1, 2013. The loan was provided to the subsidiary for the purchase of 30 vehicles from the Company. As of the date of the financial statements the loan was repaid in full.

d.	On April 9, 2014, the Company provided the subsidiary with a convertible loan in the amount of NIS 3 million. The loan is linked to the consumer price index and bears annual interest at a rate of 7%. The loan will be repaid approximately two years from the date of its receipt, if not converted to shares of the subsidiary.

The loan is convertible in accordance with the following terms:

1.	In the event that capital of at least NIS 5 million is raised, the Company will be entitled to convert the loan to shares of the same class and with the same rights allocated in the raising, at a discount of 30%.
2.	In the event that the capital raising is not completed by one year from the date on which the loan is received, the Company will be entitled to convert the balance of the loan to Priority A shares based on a value of NIS 10 million before the money on a diluted basis.

e.	Regarding the guarantees provided to the consolidated company, see Note 17(e).

Note 8 -	Long-term receivables

	December 31		January 1
	2015	2014	2013
	NIS thousands

Deposits in respect of rentals	-	-	62
Long term deeds for collection and other receivables	-	-	314

	-	-	376

F-31

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 9 -	Fixed assets

a.	Composition and transactions

Year 2015

	Structures	Vehicles	Office furniture and equipment	Computers and peripherals	Shop equipment	Leasehold improvements	Total
	NIS thousands
Cost

Balance as of January 1, 2015	1,935	25,490	1,498	9,378	468	7,550	46,319

Additions during the year:
Acquisitions	-	6,038	60	770	844	210	7,922

Disposals during the year:
Exercises	-	(5,373)	(576)	(166)	-	(2,059)	(8,174)

Balance at December 31, 2015	1,935	26,155	982	9,982	1,312	5,701	46,067

Accumulated depreciation

Balance as of January 1, 2015	247	13,919	588	7,580	122	2,724	25,180

Additions during the year:
Depreciation	8	2,670	156	900	86	1,014	4,834

Disposals during the year:
Exercises	-	(3,744)	(376)	(147)	-	(2,059)	(6,326)

Balance at December 31, 2015	255	12,845	368	8,333	208	1,679	23,688

Balance of reduced cost as of December 31, 2015	1,680	13,310	614	1,649	1,104	4,022	22,379

F-32

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Year 2014

	Structures	Vehicles	Office furniture and equipment	Computers and peripherals	Shop equipment	Leasehold improvements	Total
	NIS thousands
Cost

Balance as of January 1, 2014	1,935	38,952	2,308	13,538	407	7,265	64,405

Additions during the year:
Acquisitions	-	2,498	70	1,057	61	314	4,000

Disposals during the year:
Classification of assets available for sale	-	(7,334)	-	-	-	-	(7,334)
Exercises	-	(8,626)	(880)	(5,217)	-	(29)	(14,752)

Balance at December 31, 2014	1,935	25,490	1,498	9,378	468	7,550	46,319

Accumulated depreciation

Balance as of January 1, 2014	208	15,967	1,331	11,868	62	1,868	31,304

Additions during the year:
Depreciation *)	39	6,006	135	927	60	885	8,052

Disposals during the year:
Classification of assets available for sale	-	(3,334)	-	-	-	-	(3,334)
Exercises	-	(4,720)	(878)	(5,215)	-	(29)	(10,842)

Balance at December 31, 2014	247	13,919	588	7,580	122	2,724	25,180

Balance of reduced cost as of December 31, 2014	1,688	11,571	910	1,798	346	4,826	21,139

*)	A total of NIS 550,000 of depreciation expenses for shared assets were attributed to assets used by the Parent Company and therefore will not be recorded in the financial statements.

F-33

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 9 -	Fixed assets (cont.)

Year 2013

	Structures	Vehicles	Office furniture and equipment	Computers and peripherals	Shop equipment	Leasehold improvements	Total
	NIS thousands
Cost

Balance as of January 1, 2013	1,903	41,822	1,918	12,363	161	2,904	61,071

Additions during the year:
Acquisitions	32	8,457	406	1,243	246	4,460	14,844

Disposals during the year:
Exercises	-	(11,327)	(16)	(68)	-	(99)	(11,510)

Balance at December 31, 2013	1,935	38,952	2,308	13,538	407	7,265	64,405

Accumulated depreciation

Balance as of January 1, 2013	170	17,238	1,158	11,113	27	1,312	31,018

Additions during the year:
Depreciation	38	5,383	190	823	35	655	7,124
Disposals during the year:
Exercises	-	(6,654)	(17)	(68)	-	(99)	(6,838)

Balance at December 31, 2013	208	15,967	1,331	11,868	62	1,868	31,304

Balance of reduced cost as of December 31, 2013	1,727	22,985	977	1,670	345	5,397	33,101

*)	A total of NIS 870,000 of depreciation expenses for shared assets were attributed to assets used by the Parent Company and will not be recorded in the financial statements.

F-34

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

b.	Impairment of fixed assets

Loss from impairment in the amount of NIS 1,011,000 in 2015 and NIS 882,000 in 2014, is for adjustment of components classified as held for sale for the fair value less costs of sale. The loss from the impairment as stated is recognized in profit or loss in the cost of sales section.

c.	Purchase of fixed assets with credit

During the year ending on December 31, 2015, the Company purchased fixed assets with credit in the amount of NIS 1,469,000.

F-35

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 10 -	Goodwill and other intangible assets

a.	Composition and transactions

Year 2015

	Customer lists	Trademark	Computer software	Goodwill	Total
	NIS thousands

Balance as of January 1, 2015	42,599	8,365	2,286	62,872	116,122
Acquisitions	-	-	275	-	275
Exercises	-	-	(54)	-	(54)

Balance at December 31, 2015	42,599	8,365	2,507	62,872	116,343

Accumulated amortization and impairment losses

Balance as of January 1, 2015	40,376	8,365	1,981	2,789	53,511
Amortization during the year	767	-	181	-	948
Exercises	-	-	(42)	-	(42)

Balance at December 31, 2015	41,143	8,365	2,120	2,789	54,417

Net balance

As of December 31, 2015	1,456	-	387	60,083	61,926

F-36

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Year 2014

	Customer lists	Trademark	Computer software	Goodwill	Total
	NIS thousands

Balance as of January 1, 2014	42,599	8,365	2,399	62,872	116,235
Acquisitions	-	-	287	-	287
Exercises	-	-	(400)	-	(400)

Balance at December 31, 2014	42,599	8,365	2,286	62,872	116,122

Accumulated amortization and impairment losses

Balance as of January 1, 2014	39,467	8,365	2,148	900	50,880
Amortization during the year	909	-	233	-	1,142
Exercises	-	-	(400)	-	(400)
Impairment	-	-	-	1,889	1,889

Balance at December 31, 2014	40,376	8,365	1,981	2,789	53,511

Net balance

As of December 31, 2014	2,223	-	305	60,083	62,611

F-37

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 10 -	Goodwill and other intangible assets (cont.)

Year 2013

	Customer lists	Trademark	Computer software	Goodwill	Total
	NIS thousands

Balance as of January 1, 2013	42,599	8,365	2,321	62,872	116,157
Acquisitions	-	-	85	-	85
Exercises	-	-	(7)	-	(7)

Balance at December 31, 2013	42,599	8,365	2,399	62,872	116,235

Accumulated amortization and impairment losses

Balance as of January 1, 2013	37,662	8,191	1,896	-	47,749
Amortization during the year	1,805	174	259	-	2,238
Exercises	-	-	(7)	-	(7)
Impairment	-	-	-	900	900

Balance at December 31, 2013	39,467	8,365	2,148	900	50,880

Net balance

As of December 31, 2013	3,132	-	251	61,972	65,355

F-38

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

b.	Amortization expenses

The amortization expenses of the intangible assets are classified as profit or loss in the following manner:

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Cost of sales	181	233	259
Marketing and sales expenses	767	909	1,979
Impairment of intangible assets	-	1,889	900

	948	3,031	3,138

c.	Impairment of Goodwill

The Company has two CGUs: Services to insurance companies and car sharing and rental services.

In 2015, the assumptions used to examine impairment of goodwill of services within the insurance company sector are cash flows for five years, 13% discount interest. Cash flow forecasts for a period exceeding five years will be measured with use of a fixed growth rate of 2%. In 2015, there was no impairment of goodwill.

In 2014, following the examination of the impairment of goodwill, the Company reduced the goodwill of the car sharing and rental sector by a total of NIS 1,889,000. The assumptions used to examine impairment of goodwill of the insurance company services sector are cash flows for five years, 14% discount interest. Cash flow forecasts for a period exceeding five years will be measured with use of a fixed growth rate of 2%.

F-39

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 10 -	Goodwill and other intangible assets (cont.)

In 2013, following the examination of the impairment of goodwill, the Company reduced the goodwill of the car sharing and rental sector by a total of NIS 900,000. The assumptions used to examine impairment of goodwill of the insurance company services sector are cash flows for five years, 14% discount interest. Cash flow forecasts for a period exceeding five years will be measured with use of a fixed growth rate of 2%.

Note 11 -	Credit from bank corporations, the Parent Company and others

Credit and loans from bank corporations classified by currency, linkage terms and interest rates as follows:

	December 31		January 1
	2015	2014	2013
	NIS thousands

Short term credit from bank corporations -	-	670	-
Unlinked
Current maturities - Prime + 3.8%	326	178	-
Loans from the Parent Company (1)	-	69,698	-
Less discounts	-	(5,277)	-

	326	65,269	-

(1)	On December 30, 2014, a loan was received from the Parent Company in the amount of NIS 69,698,000. The loan bears annual interest at a rate of 3.05%. The loan was recorded based on its fair value in the amount of NIS 64,421,000, by use of effective interest of 11.50%. The difference between the amount of the loan received and the fair value of the loan in the amount of NIS 5,277,000 was charged on the date of its receipt to a capital reserve less deferred tax in the amount of NIS 1,398,000. During 2015, interest expenses were recorded for the loan in the amount of NIS 2,126,000 as well as amortization in the amount of NIS 5,277,000. On December 31, 2015, the loan was fully converted (principal and interest accrued) to capital.

On July 1, 2015, a loan was received from the Parent Company in the amount of NIS 11,350,000. The loan bears annual interest at a rate of 3.05%. The loan was recorded based on its fair value in the amount of NIS 64,421,000, by use of effective annual interest of 11.7%. The difference between the amount of the loan received and the fair value of the loan in the amount of NIS 398,000 was charged on the date of its receipt to a capital reserve less deferred tax in the amount of NIS 105,000. During 2015, interest expenses were recorded for the loan in the amount of NIS 170,000 as well as amortization in the amount of NIS 398,000. On December 31, 2015, a total of 2,676 [sic] from the loan amount was converted to capital.

F-40

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 12 -	Liabilities to suppliers and service providers

	December 31		January 1
	2015	2014	2013
	NIS thousands

Open accounts	11,353	10,696	8,021
Outstanding bills	6,889	2,626	6,702
Expenses payable	9,413	7,621	2,513

	27,655	20,943	17,236

F-41

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 13:	Accounts payable

	December 31		January 1
	2015	2014	2013
	NIS thousands

Expenses payable	513	168	-
Liabilities to employees and other liabilities for wages and salary	8,528	10,303	7,885
Institutes	1,821	1,338	691
Other	59	8	145
The Parent Company	141	126	117

	11,062	11,943	8,838

Note 14:	Non-current liabilities

a.	Composition:

	December 31		January 1
	2015	2014	2013
	NIS thousands

Loans from bank corporations	-	326	-
Loan from minority shareholders on the consolidated company (2)	702	685	630
Capital note from the Parent Company (1)	8,000	-	-
Less discounts	(1,906)	-	-

	6,796	1,011	630

(1)	On December 30, 2015, a loan was converted from the Parent Company in the amount of NIS 8,000,000 to a capital note without interest, which will be repaid before December 31, 2020. The capital note was recorded with a fair value of NIS 6,094,000 by use of effective interest of 11.43%. The difference between the consideration received and the fair value of the loan in the amount of NIS 1,906,000 less deferred tax in the amount of NIS 504,000 was recorded in the capital reserve as of December 31, 2015.

F-42

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

(2)	The loan bears annual interest at a rate of 4% and is linked to the consumer price index. The loan will be repaid after full payment of the loan received from the Parent Company.

b.	Financial Criteria:

In accordance with the credit limit from the Bank, the Company was required to meet financial criteria as of January 1, 2015, whereby the equity rate of the Company from the total balance sheet will not be less than 40% at any time. As of December 31, 2015, the Company meets the financial criteria.

F-43

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 15 -	Assets and liabilities for employee benefits

Benefits to employees include short-term benefits and benefits after termination of the employment.

a.	Benefits after the termination of employment

The labor laws and Severance Pay Law in Israel require the Company to pay compensation to an employee upon dismissal or retirement or perform ongoing deposits in a defined deposit plan under Section 14 of the Severance Pay Law as described below. The Company’s liabilities for the same are handled as a benefit after the termination of the employment. The calculation of the Company’s liability for employee benefits is performed based on an employment agreement in force and is based on the salary of the employee and term of employment, which create the right for compensation.

The benefits to employees after the termination of the employment is financed, generally, but deposits classified as a defined benefits plan or a plan for a defined deposit as set forth below.

b.	Defined contribution plan

Regarding part of the compensation payments, the terms of Section 14 of the Severance Pay Law, 5723-1963 are applied, whereby the ongoing deposits of the Group in the pension funds and/or policies in insurance companies exempt it from any additional liability to employees for which the aforesaid amounts were deposited.

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Expenses for the defined deposit plans	842	373	158

c.	Defined benefit plans

The part of the compensation payments that is not covered by the deposits in the defined deposit plans, as stated above, are handled by the Group as a defined benefit plan whereby an undertaking is recognized for employee benefits, and for which the Group deposits amounts in the suitable insurance policies.

F-44

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

1.	Expenses charged to profit or loss

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Current service cost	1,666	1,844	2,532
Net interest expenses	27	22	7
Transfer of real yield from the component compensation to the component of compensation in insurance policies	92	74	88

Total expenses for employee benefits	1,785	1,940	2,627

2.	Actual yield over plan’s assets

Actual yield over plan’s assets	198	787	1,668

F-45

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 15 -	Assets and liabilities for employee benefits (cont.)

3.	Net plan assets (liabilities)

	December 31
	2015	2014
	NIS thousands

Liability for the defined benefit plan	23,309	24,001
Fair value of plan assets	21,999	22,882

Total net liabilities	1,310	1,119

4.	Changes in current value of the liabilities for the defined benefit plan

	2015	2014
	NIS thousands

Balance as at January 1	24,001	23,897

Interest expenses	769	849
Current service cost	1,666	1,844
Benefits paid	(2,529)	(2,468)
Profit for re-measurement *)	(598)	(121)

Balance at December 31	23,309	24,001

*)	Profit for remeasurement charged to other comprehensive profit.

F-46

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

5.	Plan assets

a)	Plan assets

The plan assets include insurance policies.

b)	Movement in the fair value of plan assets

	2015	2014
	NIS thousands

Balance as at January 1	22,882	22,795
Interest on plan’s assets	742	827
Transfer of real yield from the component compensation to the component of compensation in insurance policies	(92)	(74)
Employer deposits to the plan	1,482	1,778
Benefits paid	(2,471)	(2,404)
Profit for remeasurement *)	(544)	(40)

Balance at December 31	21,999	22,882

*)	Profit for remeasurement charged to other comprehensive profit.

F-47

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 15 -	Assets and liabilities for employee benefits (cont.)

6.	Main assumptions for the defined benefit plan

	2015	2014	2013
	%
Discount rate for the plan’s liabilities / yield rate on the plan’s assets	3.8	4.35	4.68

Rate of increase of expected real wages	2.12-6.12	1.5	1.5

Note 16 -	Income tax

a.	Tax rates applicable to the Group

The corporate tax rate in Israel in 2015 and 2014 is 26.5% (in 2013, 25%).

A body of persons shall be liable to tax on real capital gains on the sale of securities at the corporate tax rate in the sale year.

In August 2013, the Law to Change National Priorities (Legislative Amendments to Achieve Budget Targets for 2013 and 2014), 5773-2013 was passed (the budget law), which included, inter alia, taxation of revaluation gains as of August 1, 2013; however, the entry into force of the aforesaid provisions regarding revaluation gains is contingent on the publication of regulations that define "surplus that is not subject to corporate tax" and regulations that will set forth provisions to prevent double taxation that may apply to assets outside of Israel. As of the approval of these financial statements, the aforesaid regulations have not been published.

b.	Tax assessments

Final tax assessments

The Company has not yet received final tax assessments since its incorporation. Final assessments were issued for the Consolidated Company until and including the 2011 tax year.

c.	Losses transferred for tax purposes and other temporary provisions

The Company has business losses and capital losses for tax purposes that are transferred for the subsequent years and amount, as of December 31, 2015, to a total of approximately NIS 1,392,000. For these losses and for other temporary provisions, deferred tax assets were recognized in the financial statements in the amount of approximately NIS 118,000.

The Consolidated Company has business losses for tax purposes that are transferred for the subsequent years and amount, as of December 31, 2015, to a total of approximately NIS 15,846,000. No deferred tax assets were recognized in the financial statements for these losses and for other temporary provisions due to uncertainty of their use.

F-48

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 16 -	Income tax (cont.)

d.	Deferred taxes

Composition:

	Statements of financial position			Statements of Profit or Loss and Other Comprehensive Profit
	December 31		January 1	For a year ending December 31
	2015	2014	2013	2015	2014	2013
	NIS thousands
Deferred tax liabilities
Fixed assets	-	-	465	-	-	5
Goodwill and other intangible assets	1,435	-	3,967	(1,435)	-	(4,652)
Discount on a loan	505	1,398	-	1,504	-	-

	1,940	1,398	4,432
Deferred tax assets
Losses transferred for tax purposes	369	-	3,106	369	-	4,824
Employee benefits	1,080	1,001	967	87	2	61
Fixed assets	334	37	-	297	82
Provision for doubtful debts	275	237	154	38	57	27

	2,058	1,275	4,227

Deferred tax income				860	141	265

Net deferred tax assets (liabilities)	118	(123)	(205)

F-49

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Deferred taxes are presented in the statement of financial position as follows:

	December 31		January 1
	2015	2014	2013
	NIS thousands

Non-current assets	118	-	-
Non-current liabilities	-	(123)	(205)

	118	(123)	(205)

Deferred taxes are calculated at the tax rate of 26.5%.

e.	Taxes on income relating to capital sections

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Deferred taxes for discount	(610)	(1,398)	-
Loss from re-measurement of defined benefit plans	(14)	(22)	(21)

	(624)	(1,420)	(21)

F-50

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 16 -	Income tax (cont.)

f.	Taxes on income (tax benefits) including in profit or loss

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Deferred taxes, see also Section E above	(860)	(141)	(254)
Adjustment of deferred tax balances due to a change in tax rates	-	-	(11)

	(860)	(141)	(265)

g.	Theoretical tax

Below is a reconciliation of the tax amount that would apply if all of the income and expenses, gains and losses in profit or loss were taxed at the statutory tax rate and between the amount on income taxes in profit or loss:

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Loss before income tax	(6,610)	(4,271)	(931)

Statutory tax rate	26.5%	26.5%	25%

Tax calculated based on statutory tax rate	(1,752)	(1,132)	(233)

Increase (decrease) in income taxes resulting from the following factors:
Deduction for depreciation	-	-	(296)
Impairment of goodwill	-	501	-
Non-deductible expenses for tax purposes	232	17	18
Use of losses in the period for which no deferred taxes were recognized in prior periods	-	(66)	(228)
Temporary differences for which deferred taxes were not recognized	-	(134)	-
Increase in losses for tax for which no deferred taxes were recognized in the period	195	673	511
Reduction of benefit for employee options	470	-	-
Change to tax rates	-	-	(11)
Other	(5)	-	(26)

Income tax	(860)	(141)	(265)

F-51

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 17:	Contingent liabilities and commitments

a.	Liens

The Company has registered a first-ranking pledge on all of its property in favor of specific banks.

b.	Engagements

In accordance with the credit limit from the Bank, the Company was required to meet financial criteria (see Note 14b).

c.	Liabilities for rental

The Company rents offices, sites and vehicles for periods ending in 2016. The minimum annual lease fees in accordance with the operating leases that cannot be terminated are as follows:

NIS thousands

2016	4,826
2017	3,323
2018	2,040
2019 and after	10,679

20,868

Expenses for leases in the years ending December 31, 2015, 2014 and 2013 are NIS 5,040,000, NIS 4,820,000, and NIS 4,501,000, respectively.

d.	Legal claims

As of December 31, 2015, there are a number of claims pending against the Company. The claims are in the total amount of approximately NIS 518,000. The nature of most of the claims is for flaws in services that the Company provided, which occurred in the ordinary course of business. The Company’s management, based on the opinion of the legal counsel, is of the opinion that no substantial costs will be created for the Company for these claims, and therefore, no provision was included in the financial statements for these claims.

F-52

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

e.	Securities

To secure the liabilities of the Company to provide services to a number of its customers, and its liabilities in lease agreements, the Company provided bank guarantees in the amount of approximately NIS 13,457,000 that are valid from February 2011 to April 2021.

A total of NIS 3,217,000 as of December 31, 2015, is registered in the bank accounts of the Parent Company.

After the date of the balance sheet, most of the amount was converted to the bank accounts of the Company.

The Company has provided a limited guarantee in the amount of NIS 1,300,000 in favor of a bank corporation for credit provided by the bank corporation to the consolidated company.

As of December 31, 2015, there is no credit balance in the subsidiary (as of December 31, 2014, NIS 670,000 for a guarantee to a bank corporation).

F-53

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 18 -	Capital:

a.	Composition of share capital

	December 31
	2015		2014
	Registered	Issued and paid up	Registered	Issued and paid up
	NIS thousands

Ordinary shares of NIS 1 par value each	16,000,000	95,001	16,000,000	100

b.	Transactions in share capital

Issued and Paid Up Capital

	Number of Shares	NIS par value

Balance as at January 1, 2014

Allocation of shares	100	100

Balance at December 31, 2014	100	100

Allocation of bonus shares (1)	94,900	94,900
Conversion of shareholders' loans (2)	1	1

Balance at December 31, 2015	95,001	95,001

(1)	On February 23, 2015, the Company allocated 94,900 shares to the Parent Company as bonus shares at no consideration.

(2)	On December 30, 2015, the Company allocated one share to the Parent company against the conversion of shareholder loans in the amount of NIS 74.5 million (including interest).

c.	Rights attached to shares

Voting rights at the General Meeting, the right to dividends, rights upon liquidation of the Company and the right to appoint the Directors of the Company.

F-54

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

d.	Composition of the rights that do not grant control in the statement of financial position:

	December 31		January 1
	2015	2014	2013
	NIS thousands

Share in equity value (1)	(4,938)	(4,661)	(2,293)
Reserve for share based payment transactions in a consolidated company	145	107	-

	(4,793)	(4,554)	(2,293)

(1)	Including the part of the balances of attributed cost surpluses.

F-55

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 19 -	Share-Based Payment Transactions

a.	Expense recognized in the financial statements

The expense recognized in the financial statements for services received from employees is presented in the following table:

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Share-based payment plan cleared with capital instruments (1)	1,774	-	-
Share-based payment plan cleared with capital instruments of shares of the Consolidated Company (2)	38	51	56

	1,812	51	56

1.	On March 3, 2015, the Company granted employees and officers 5,000 RSUs - which are exercisable into 5,000 ordinary shares par value NIS 1 each (subject to adjustments) without requiring payment of an exercise addition. The RSUs were granted on a capital gains track through a trustee in accordance with the provisions of Section 102 (b) of the Income Tax Ordinance (New Version), 5721-1961. According to the allocation terms, the restricted share units will vest over three years in equal portions (1/3), provided that at the end of the each vesting period, the employee is employed by the Company. The fair value of the RSUs as of the date of granting is NIS 3,668,000.

2.	On November 18, 2012, approximately 1,228 options were granted to three of the managers of the Consolidated Company (including the CEO) for the purchase of ordinary shares of the Consolidated Company. Each option is convertible into one ordinary share of the Consolidated Company par value NIS 1.00 each. The options will vest on the vesting dates spread over four years beginning on March 21, 2012 (hereinafter: the "Effective Date").

Half of the number of total options will vest by the end of 24 months from the Effective Date, and another half of the total options will vest by the end of 48 months from the Effective Date.

The exercise price of the options is NIS 520.65 per share.

During 2013, two of the managers of the Consolidated Company left and consequently, their options expired, and the expenses recognized by the Company for them were in immaterial amounts.

F-56

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

3.	On April 9, 2014, the CEO of the Consolidated Company was allocated a number of options, as follows:

a)	Options to purchase 1,721 ordinary shares par value NIS 1 of the Consolidated Company. The options will vest at the date of the Consolidated Company winning a car sharing tender in Tel Aviv, subject to the CEO of the Consolidated Company being an employee of the Company at the time. If the Consolidated Company does not win the tender as stated by December 31, 2015, the options will expire and be void. The exercise price of the options will be NIS 307.6 per share. As of December 31, 2015, the options have expired.

F-57

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 19 -	Share-Based Payment Transactions (cont.)

b)	Options for the purchase of 1,352 ordinary shares of the Consolidated Company par value NIS 1.00 each. The options will vest over four years in equal portions (one quarter) in each year, from the date on which the options are granted, provided that the CEO of the Consolidated Company continues to be an employee of the Company on all of the vesting dates. The exercise price of the options will be NIS 400 per share.

The option exercise period will expire on the earlier of: (a) seven years from the option granting date; (b) a merger of the Company with another company; (c) the sale of any share of the Company to a third party; (d) the sale of all or most of the Company’s assets to a third party; (e) the issue to the public of shares of the Company; or (f) six months from the termination of the employment of the CEO of the Consolidated Company.

Upon exercise of the options, the CEO of the consolidated company will be entitled to select whether the option will be performed by payment of the exercise price in cash or through a cashless exercise. The fair value of the options as of the date of being granted is NIS 68,000.

c)	Additionally, the terms of the options for the purchase of 828 ordinary shares of the Consolidated Company, par value NIS 1.00 each, granted to the CEO of the Consolidated Company on November 18, 2012, were amended such that the exercise terms will expire on the earlier of (a) through (f), set forth above. Following the change, an incremental expenses was credit in the amount of NIS 10,000. On January 5, 2016, upon the termination of the CEO’s employment, the aforesaid options expired.

4.	On October 11, 2015, 1,448 options were granted to the incoming CEO of the Consolidated Company for the purchase of ordinary shares of the Consolidated Company. Each option is convertible into one ordinary share of the Consolidated Company par value NIS 1.00 each. The options will vest on the vesting dates spread over three years beginning on the date of being granted (the "Effective Date").

The exercise price of the options is NIS 1 per share. The options are convertible into options of the Company in accordance with the conversion ratio determined within 12 months as of October 11, 2015. The fair value of the options is NIS 0.

b.	Transactions during the year

During the year, 1,721 options of the Consolidated Company expired, which had been granted on April 9, 2014, to the CEO of the Consolidated Company.

Note 20:	Additional details of sections of profit or loss

a.	Cost of providing services

	For year ending on December 31
	2015	2014	2013
	NIS thousands
Cost of contractors of the services	39,669	33,833	29,174
The cost of rent	3,877	4,272	3,748
Wages, salaries and related expenses	41,141	37,647	37,741
Depreciation and amortization	5,909	6,827	6,224
Rental and maintenance of vehicles	25,534	23,981	30,791
Other	7,075	7,318	6,649

	123,205	113,878	114,327

F-58

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 20:	Additional details of sections of profit or loss (cont.)

b.	Sales and marketing expenses

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Wages, salaries and related expenses	3,997	3,612	3,482
Advertising and sales promotion	2,477	1,594	1,129
Depreciation and amortization	817	1,021	2,110
Sales and other marketing expenses	685	802	961

	7,976	7,029	7,682

c.	Management and general expenses

Wages, salaries and related expenses	6,131	4,722	4,532
Rent and maintenance of premises	512	484	466
Consulting	1,908	1,103	1,101
Depreciation and amortization	67	119	159
Provisions for doubtful and bad debts	245	400	154
Management fees	-	1,089	601
Management and other general expenses	1,124	1,710	1,066

	9,987	9,627	8,079

d.	Net financing expenses

Interest and bank charges	196	171	125
Net loss (profit) from changes in exchange rates	14	7	(9)
Interest of loans from shareholders and others	8,019	60	57
Other	(11)	-	-

	8,218	238	173

F-59

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 21 -	Net profit (loss) per share

Detail of the number of shares and profit (loss) used in calculating the net profit (loss) per share

	For year ending on December 31
	2015		2014		2013
	Weighted number of shares	Loss attributed to shareholders of the Company	Weighted number of shares	Loss attributed to shareholders of the Company	Amount Weighted shares	Net profit attributed to Company shareholders
	Thousands	NIS thousands	Thousands	NIS thousands	Thousands	NIS thousands

Number of shares and profit for calculating basic net profit	7,865,966	(5,472)	7,865,966	(2,526)	7,865,966	90

Impact of diluted potential ordinary shares	2,216	-	-	-	-	-

For purposes of calculating diluted earnings	8,047,212	(5,472)	7,865,966	(2,526)	7,865,966	90

The number of shares used to calculate the base and diluted profits was the total amount after the share split and distribution to Pointer which took place on May 19, 2016, see Notes 25.e and 26.f.

Note 22: -	Sectors of activity

a.	General

Operating segments are determined based on the information examined by the chief operating decision maker (CODM) in order to make decisions regarding the allocation of resources and performance assessments. Accordingly, for the management purposes, the Group consists of operating segments based on the products and services of the business units and has the following operating segments:

Sector of services to the insurance companies

Within this sector of operations, the Company provides various services including roadside services, homeowner services, auto service center services and other services.

The Company provides these services mainly to parties insured by insurance companies; however, the Company provides the aforesaid services to other customers other than through the insurance companies as well (private individuals, vehicle fleets and government entities).

Sector of car sharing and rental

Within this sector of operations, the Company provides private and commercial car rental services to customers from the general public for short periods of time (car sharing).

F-60

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

The segment performances (segment profit (loss) is estimated based on operating profit (loss) as presented in the financial statements.

Capital investments including acquisitions of fixed assets, intangible assets

The transfer prices between sectors of activities are determined based on market conditions similar to transactions with third parties.

F-61

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 22: -	Sectors of activity (cont.)

b.	Reporting regarding sectors of activities

	Sector of services to the insurance companies	Sector of car sharing and rental	Adjustments	Total
	NIS thousands
For the year ended December 31, 2015

Income from external	141,794	14,829	-	156,623
Inter-sector income	818	-	(818)	-

Total revenue	142,612	14,829	(818)	156,623

Sectoral profit (loss)	1,710	(102)	-	1,608

Net financing expenses				8,218

Loss before income tax				6,610

For the year ended December 31, 2014

Income from external	126,522	13,322	-	139,844
Inter-sector income	2,885	-	(2,885)	-

Total revenue	129,407	13,322	(2,885)	139,844

Sectoral loss	406	3,627	-	4,033

Net financing expenses				238

Loss before income tax				4,271

For the year ended December 31, 2013

Income from external	125,428	13,884	-	139,312
Inter-sector income	3,409	-	(3,409)	-

Total revenue	128,837	13,884	(3,409)	139,312

Sectoral profit (loss)	426	(1,184)		(758)

Net financing expenses				173

Loss before income tax				931

F-62

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 22: -	Sectors of activity (cont.)

c.	Additional Information

	Sector of services to the insurance companies	Sector of car sharing and rental	Adjustments	Total
	NIS thousands
For the year ended December 31, 2015

Capital investments	7,055	88	-	7,143
Depreciation and amortization	5,597	645	-	6,242
Substantial non-cash expenses [share based payment cost] (excluding amortization and depreciation)	(1,744)	(68)	-	(1,812)
Impairment of fixed assets	553	-	-	553

For the year ended December 31, 2014

Capital investments	5,814	754	-	6,568
Depreciation and amortization	6,417	667	-	7,084
Impairment of fixed assets	1,560	-	-	1,560
Impairment of goodwill	-	1,889	-	1,889

For the year ended December 31, 2013

Capital investments	14,161	433	-	14,594
Depreciation and amortization	7,864	628	-	8,492
Impairment of goodwill	900	-	-	900

As of December 31, 2015

Total sector assets	131,754	2,787	(3,663)	130,878
Unallocated assets	-	-	-	-
Sector liabilities	66,139	15,741	(11,824)	70,056
Unallocated liabilities	-	-	-	-

As of December 31, 2014

Total sector assets	123,637	3,450	(4,337)	122,750
Unallocated assets	-	-	-	-
Sector liabilities	119,189	15,707	(12,040)	122,856
Unallocated liabilities	-	-	-	-

As at January 1, 2013

Total sector assets	126,615	6,646	(6,654)	126,607
Unallocated assets	-	-	-	-
Sector liabilities	50,091	12,488	(10,203)	52,376
Unallocated liabilities	-	-	-	-

F-63

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 22: -	Sectors of activity (cont.)

d.	More information about income

	For year ending on December 31
	2015	2014	2013
	NIS thousands

1. Income from main customers, each responsible for 10% or more of the reported income in the financial statements:

Customer A - Sector of services to the insurance companies	19,670	24,630	31,650
Customer B - Sector of services to the insurance companies	12,287	12,614	14,403
Customer C - Sector of services to the insurance companies	16,244	8,061	6,464

	48,201	45,305	52,517

	131,981	120,695	122,691

2. Income by service types

Subscription based services	80,167	74,504	77,760
Consumption based services	37,125	33,257	31,516
Income from car rental and sharing services	14,689	12,934	13,415

	131,981	120,695	122,691

F-64

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 23 -	Balances and transactions with affiliates

a.	Balances with interested parties and affiliates

As of December 31, 2015

	Regarding conditions	Controlling shareholder (The Parent Company)	Key managerial individuals	Interested parties and other affiliates
	See Note	NIS thousands

Accounts receivable	6	128	-	-
Accounts payable / liabilities to suppliers and service providers		(141)	(1,227)	(206)
Liabilities due to employee benefits, net			(740)
Long-term loans (including current maturities)	14a'	-	-	(702)
Capital note (less discount)	14a'	(6,094)	-	-
The highest balance during the year		4,015	-	-

F-65

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 23 -	Balances and transactions with affiliates

As of December 31, 2014

	Regarding conditions	Controlling shareholder (The parent company)	Key managerial individuals	Interested parties and other affiliates
	See Note	NIS thousands

Accounts receivable	6	661	-	-
Accounts payable / liabilities to suppliers and service providers	13	(126)	(2,777)	-
Short term loans (less discount)	11/ 14a'	(64,421)	-	(685)
Liabilities due to employee benefits, net		-	(652)	-
The highest balance during the year		661	-	-

As at January 1, 2013

	Regarding conditions	Controlling shareholder (The parent company)	Key managerial individuals	Interested parties and other affiliates
	See Note	NIS thousands

Accounts receivable	6	-	-	98
Accounts payable / liabilities to suppliers and service providers	13	(117)	(858)	-
Liabilities due to employee benefits, net		-	(667)	-
Long-term loans (including current maturities)	14a	-	-	(630)
The highest balance during the year		-	-	98

b.	Benefits to holders of key managerial positions (including directors) employed by the Company

The Company’s executives are entitled, in addition to wages, to non-cash benefits (such as a vehicle, mobile phone, etc.). Additionally, the Company deposits funds for them within a defined benefit plan and/or defined contribution plan after the termination of employment. In accordance with the terms of the plan, the retirement age for directors and senior executives is 67.

F-66

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

The Company’s CEO is entitled, in addition to monthly wages and non-cash benefits (such as a vehicle, mobile phone, etc.), to an annual bonus calculated based on a percentage of the net profit of an adjusted share.

In 2016, the employment agreement with the CEO was updated, whereby based on 2016, the CEO is entitled to a bonus calculated in the following manner: (1) up to adjusted consolidated net profit per share of NIS 5 - no bonus will be paid; (2) from consolidated net profit per share of NIS 5 through consolidated net profit per share of NIS 15 - an annual bonus in a rate of 7% from the consolidated net profit per share that exceeds the lower threshold of this level, when multiplied by the base number of shares; (3) from consolidated net profit per share that exceeds NIS 15 - an annual bonus will be paid in a rate of 10% of the consolidated net profit per share that exceeds the lower threshold of this level, multiplied by the base number of shares. In the event that the number of base shares is adjusted for a distribution of bonus shares and technical changes to the Company’s capital such as consolidation or split of capital, the consolidated net profit per share levels as set forth above will be updated accordingly (however, the consolidated net profit per share levels will not be updated for any other change to the number of shares of the Company, such as the issue of capital, buy-back of shares and the like). The bonus calculated based on the above calculation will constitute 100% of the annual bonus to which he is entitled; however, in any case, the total bonus will not exceed an amount equal to 12 gross monthly salaries.

F-67

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 23 -	Balances and transactions with affiliates (cont.)

In addition, in the event that his employment is terminated by the Company for any reason (excluding under circumstances in which severance pay can be withheld from an employee under the law practiced in Israel), the CEO will be entitled, in addition to the release of the amounts set aside for him in the insurance policy or pension fund as stated, to payment of severance pay increased at a rate of 50% from the severance pay set forth by law. Additionally, at the end of his employment, he is entitled to an adjustment period of six months. During the adjustment period, he will be entitled to all of the payments and benefits owed to him under the agreement.

In 2015, the CEO was entitled to a bonus based on the adjusted net profit per share, with the calculation of the adjusted profit for share being in accordance with the quantity of shares in 2015, and based on the solo net profit per share (without the results of the subsidiary).

Benefits for hiring holders of key managerial positions (including directors) employed by the Company:

	For year ending on December 31
	2015		2014		2013
	Number	Amount	Number	Amount	Number	Amount
	of persons	NIS thousands	of persons	NIS thousands	of persons	NIS thousands

Short term employee benefits	7	4,436	8	4,538	9	3,969
Benefits after the termination of employment	6	387	9	289	9	242
Severance benefits	1	15	-	-	1	532
Share based payment	6	1,458	1	51	1	56

	20	6,296	19	4,878	21	4,799

F-68

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

c.	Transactions with interested parties and affiliates

	For year ending on December 31, 2015
	Regarding conditions	Controlling shareholder (The parent company)	Key managerial individuals	Interested parties and other affiliates
	See Note	NIS thousands

Purchase of product	23d1'	174	-	-
Acquisition of services	23d1'	639	-	107
Sale of products - fixed assets	23d4'	292	-	-
Sale of services	23d2'+3'	8,566	-	-
Expenses for employee benefits	23b'	-	6,296	-
Purchase of fixed assets	23d4'	-	-	213
Financing expenses	23d6'	7,975	-	16

		17,646	6,296	336

F-69

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 23 -	Balances and transactions with affiliates (cont.)

	For the year ending December 31, 2014
	Regarding conditions	Controlling shareholder (The parent company)	Key managerial individuals	Interested parties and other affiliates
	See Note	NIS thousands

Purchase of product	23d1'	190	-	-
Acquisition of services	23d1'	-	-	56
Sale of products	23d2'	38	-	-
Management fee expenses	23d5'	1,089	-	-
Expenses for employee benefits	23b'	-	4,878	-
Purchase of fixed assets	23d4'	-	-	314
Financing expenses		-	-	21

		1,317	4,878	391

	For the year ending December 31, 2013
	Regarding conditions	Controlling shareholder (The parent company)	Key managerial individuals	Interested parties and other affiliates
	See Note	NIS thousands

Purchase of product	23d1'	221	-	-
Acquisition of services	23d1'	49	-	-
Sale of products	23d2'	12	-	-
Management fee expenses		73	-	528
Expenses for employee benefits	23b'	-	4,799	-
Purchase of fixed assets	23d4'	-	-	777
Financing expenses		-	-	34

		355	4,799	1,339

F-70

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

d.	Income and expenses from affiliates and interested parties

Terms of transactions with affiliates

1.	On December 30, 2014, the Parent Company, Shagrir Systems and the Company signed a services agreement, within which it was agreed that Pointer will provide the Company with various services, including services installing protection and location products, and vehicle accessories, as well as purchase management services. The services are provided in accordance with a price list that embodies market prices.

2.	In accordance with the aforesaid services agreement, the Company provides the Parent Company with various services, including computerization services, telephony, leasing of vehicles, vehicle service center services, towing services and personnel services. The services are provided in accordance with third party prices.

3.	In accordance with the services agreement above, the Company leases with a sub-lease parts of real estate assets in Haifa, Jerusalem and Holon, in accordance with the lease term of the Company with a third party, and in consideration for annual lease fees and in addition to maintenance costs such as property tax, electricity, and the like. For all of the assets, the annual rental fees and accompanying expenses in 2015 are NISD 2,210,000. In addition to the services agreement signed between the Company and the Parent Company on December 30, 2015, the parties agreed that they will terminate the sublease of the main asset in Holon, within which they agreed that the Parent Company will pay the Company compensation in a total amount of NIS 2,800 in addition to lawful VAT in light of the breach of the sublease agreement. The compensation serves as compensation in light of the high lease payments that the Company was required to bear with a third party following the breach of the agreement of the Parent Company. The compensation amount will be charged to profit and loss until the end of the term of the lease (December 31, 2018).

4.	The Consolidated Company purchases detection kits used as inventory and fixed assets from Pointer in accordance with the prices reflecting market prices.

5.	On April 9, 2014, a management agreement was signed between Pointer and Shagrir Systems, which was assigned from Shagrir Systems to the Company within the structural split. According to the agreement, Pointer will provide the Company with management services as of January 1, 2014 and for an undefined period of time; however, each of the parties will be entitled to terminate the agreement with prior written notice 20 days in advance. According to the agreement, Pointer will provide the Company with the management services set forth in the agreement in a scope of up to 100 monthly hours. The annual management fees determined in the agreement are in the amount of NIS 2,000,000, in addition to linkage to the index and lawful VAT. In practice, and as a result of the structural split, the management fees were attributed to the Company in the amount of NIS 1 million (constituting 50% of the aforesaid amount), and the agreement was terminated.

6.	Regarding loans provided from the Parent Company to the Company, see Notes 11 and 14.

7.	Regarding guarantees recorded in the bank accounts of the Parent Company, see Note 17.

F-71

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

f.	Capital reserve for controlling shareholders

Balances with representative controlling shareholders:

1.	Application of the "as pooling" method in the transfer of the activity of the Company and consolidated company, and the distribution of the current profit and loss as dividend in kind for 2013 and 2014 (as described in Note 1).

2.	A benefit in respect of interest of the controlling shareholder loans (as described in Notes 11 and 14).

3.	Transaction for assets, liabilities, and employees together in 2013 and 2014.

Note 24 -	Adjustments between US GAAP reporting and IFRS reporting

a.	General

As described in Note 2a, these financial statements are the first annual financial statements of the Company in accordance with IFRS. The Company first adopted IFRS in 2013 with the date of transition to IFRS being January 1, 2013. The Company prepared an opening balance sheet at the date of transition to IFRS reporting.

Prior to the adoption of IFRS, the Company prepared its financial statements under US GAAP. The last financial statements of the Company under US GAAP have been prepared as of December 31, 2014.

Accordingly, the Company presents the following reconciliations between the reporting under US GAAP and reporting under IFRS standards as of January 1, 2013 (the transition date to reporting under IFRS standards), as of December 31, 2013 and the year ending on the same date.

IFRS 1 regarding first adoption of IFRS standards provides, in principle, that the application of IFRS principles in the opening balance sheet at the date of the transition to reporting based on IFRS standards will take place retroactively. However, IFRS 1 allows for easements from the retroactively application on various matters. The following are the relevant easements that the Company has elected to adopt:

1.	IFRS 2 regarding share based payment was not applied regarding granting capital instruments by the Parent Company, which vested by the transition date. However, changes to the terms of the granting plan for which IFRS 2 was not applied as stated are treated normally in accordance with the provisions relating to IFRS 2 (excluding if the change is performed before the transition date).

2.	IAS 19 regarding employee benefits was not applied regarding the disclosure for comparison numbers for 2013 regarding the sensitivity analysis for liabilities for a defined benefit plan (compensation).

F-72

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

b.	Adjustments to balance sheets

		January 1, 2013			December 31, 2014
		American Standards	Effect of transition to IFRS	Standard IFRS	American Standards	Effect of transition to IFRS	IFRS Standard
	Section	NIS thousands			NIS thousands
Current assets

Cash and cash equivalents		828	-	828	36	-	36
Customers		23,522	-	23,522	31,461	-	31,461
Accounts receivable and expenses in advance		2,783	-	2,783	2,915	-	2,915
Inventory		636	-	636	588	-	588

Assets held for sale		-	-	-	4,000	-	4,000

		27,769	-	27,769	39,000	-	39,000
Non-current assets

Long-term receivables		376	-	376	-	-	-
Designation of liabilities for termination of employee-employer relationships	1	20,322	1,005	21,327	21,036	1,846	22,882
Fixed assets net		30,053	-	30,053	21,139	-	21,139
Goodwill	2	62,873	-	62,872	59,954	129	60,083
Other intangible assets, net		5,536	-	5,536	2,528	-	2,528

		119,160	1,005	120,164	104,657	1,975	106,632

Total balance sheet		146,929	1,005	147,933	143,657	1,975	145,632

F-73

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

		January 1, 2013			December 31, 2014
		American Standards	Effect of transition to IFRS	Standard IFRS	American Standards	Effect of transition to IFRS	IFRS Standard
	Section	NIS thousands			NIS thousands
Current liabilities

Short term credit from bank corporations and current maturities for long-term loans		-	-	-	65,269	-	65,269
Liabilities to suppliers and service providers		17,236	-	17,236	20,943	-	20,943
Accounts payable	1	8,792	47	8,838	11,872	71	11,943
Income in advance		24,440	-	24,440	22,448	-	22,448

		50,468	47	50,514	120,532	71	120,603
Non-current liabilities

Long-term deferred revenues		-	-	-	-	-	-
Loans from shareholders and others		630	-	630	1,011	-	1,011
Tax provision	1,2	(260)	465	205	(106)	229	123
Liability for termination of employee-employer relations	1	22,264	89	22,353	23,125	876	24,001

		22,634	554	23,188	24,030	1,105	25,135
Capital
Share capital		-	-	-	-	-	-
Share premium		-	-	-	-	-	-
Capital reserve for controlling shareholders	1	78,081	(250)	77,831	5,607	42	5,649
Capital reserve for transactions with non-controlling right holders.		(1,945)	-	(1,945)	(1,945)	-	(1,945)
Capital reserve for re-measurement of defined benefit plans	1	-	638	638	-	744	744

		76,136	388	76,524	3,662	786	4,448

Non-controlling interests	1,2	(2,309)	16	(2,293)	(4,567)	13	(4,554)

Total capital		73,827	404	74,231	(905)	799	(106)

Total balance sheet		146,929	1,005	147,933	143,657	1,975	145,632

F-74

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 24 -	Adjustments between US GAAP reporting and IFRS reporting (cont.)

c.	Adjustments to profit and loss sections in the statement of comprehensive profit

		For year ending on December 31, 2013
	Section	American Standards	Effect of transition to IFRS	IFRS Standard
		NIS thousands
Income
Services		122,691	-	122,691
Products		16,621	-	16,621

		139,312	-	139,312
Cost of income
Services	1	113,926	401	114,327
Products		9,082	-	9,082
		123,008	401	123,409

Gross profit		16,304	(401)	15,903

Operating expenses

Marketing and sale expenses	1	7,659	23	7,682
Management and general expenses	1	8,160	(81)	8,079
Amortization of goodwill	2	-	900	900
		15,819	842	16,661

Profit (loss) from ordinary activity		485	1,243	(758)

Net financing expenses		173	-	173
Loss before income tax		312	1,243	(931)
Income tax	1,2	62	(327)	(265)

Profit (loss)		250	(916)	(666)

Total other comprehensive profit (loss) after tax impact:

Amounts not reclassified later to profit and loss:

Profit from re-measurement of defined benefit plans	1	-	39	39
Total components not classified thereafter to profit or loss	1	-	39	39

Total other comprehensive income	1	-	39	39

Total comprehensive profit (loss)		250	(877)	(627)

F-75

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 24 -	Adjustments between US GAAP reporting and IFRS reporting (cont.)

		For year ending on December 31, 2013
	Section	American Standards	Effect of transition to IFRS	IFRS Standard
		NIS thousands
Loss attributed to:
Shareholders of the Company		1,013	(923)	90
Non-controlling interests		(763)	(7)	(756)

		250	(916)	(666)
Total comprehensive loss attributed to:
Shareholders of the Company		1,013	(877)	136
Non-controlling interests		(756)	(7)	(763)

		257	(884)	(627)
Income
Services		120,695	-	120,695
Products		19,149	-	19,149

		139,844	-	139,844
Cost of income
Services	1	113,102	106	112,996
Products		10,776	-	10,776
Amortization of fixed assets		882	-	882
		124,760	106	124,654

Gross profit		15,084	106	15,190

Operating expenses

Marketing and sale expenses	1	7,055	(26)	7,029
Management and general expenses	1	9,549	78	9,627
Reduction of fixed assets and intangible assets		2,567	-	2,567
		19,171	52	19,223

Loss from ordinary activities		(4,087)	54	(4,033)

Net financing expenses		238	-	238
Loss before income tax		(4,325)		(4,271)
Income tax	1	(163)	22	(141)

Loss		(4,162)	32	(4,130)

F-76

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Note 24 -	Adjustments between US GAAP reporting and IFRS reporting (cont.)

		For year ending on December 31, 2013
	Section	American Standards	Effect of transition to IFRS	IFRS Standard
		NIS thousands

Total other comprehensive profit (loss) after tax impact:

Amounts not reclassified later to profit and loss:

Profit (loss) from re-measurement of defined benefit plans	1	-	59	59
Total components not classified thereafter to profit or loss	1	-	59	59

Total other comprehensive income	1	-	59	59

Total comprehensive loss		(4,162)	91	(4,071)

Loss attributed to:
Shareholders of the Company		(2,560)	34	(2,526)
Non-controlling interests		(1,602)	(2)	(1,604)

		(4,162)	32	(4,130)

Total comprehensive loss attributed to:
Shareholders of the Company		(2,560)	94	(2,466)
Non-controlling interests		(1,602)	(3)	(1,605)

		(4,162)	91	(4,071)

F-77

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

d.	Notes for adjustments in the transition to IFRS

Notes for the reconciliation of differences between US GAAP and IFRS:

1.	Employee benefits

In accordance with the US GAAP, liabilities for termination of an employee-employer basis are measured by multiplying the number of years of work by the most recent monthly salary of the employee for the entire reporting date based on the "shut down method" and the severance pay designations are measured in accordance with their redemption values for each reporting date.

In accordance with IAS 19 - "employee benefits," the Group’s compensation plan is considered to be a defined benefits plan, and therefore, the liabilities for employee benefits must be calculated on an actuarial basis. The actuarial calculation takes into account future salary increases and the employee turnover rate, on the basis of the estimated timing of the payment.

The amounts are presented on a projected future discounted cash flow basis, based on the interest rates of the government bonds which mature near the period of the liabilities related to the severance pay.

Additionally, the benefit for vacation days was treated in Israeli standards without considering the future salary levels or discounting for the current value as handled in accordance with IAS 19 as a long-term other benefit (see also Note 2 p2).

The consequential impact in the statement of comprehensive profit for 2015 due to the application of IAS 19 regarding the benefits as stated was not in material amounts.

2.	Goodwill

In accordance with US GAAP, while splitting the CGU, goodwill is allocated to each unit according to the proportionate share of the fair value of the units.

Under IFRS, goodwill is recorded according to the amount determined at the time of purchase of the unit by the group.

Note 25:	Events after the Reporting Date

a.	On January 4, 2016, the Knesset plenum approved, in a second and third reading, a bill to amend the Income Tax Ordinance (No. 217) (Reduction of the Corporate Tax Rate), 5776-2016, which included a reduction of the corporate tax rate from 26.5% to 25%.

Deferred tax balances included in the financial statements as of December 31, 2015 were calculated based on the tax rates in force as of the balance sheet date and do not take into account the impacts that may arise from the reduction of the tax rate. The aforesaid effects will be included in the financial statements published as of the date on which the legislation is actually enacted, meaning within the first quarter of 2016.

F-78

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

The Company estimates that the impact of the change to the tax rate will lead to a decrease in the deferred tax balances as of December 31, 2015, in immaterial amounts.

b.	On February 22, 2016, the Company engaged with Car2Go in a convertible loan agreement. According to the agreement, the Company, together with additional investors, will provide Car2Go with a loan in the amount of approximately NIS 5,000,000. An amount of approximately NIS 3,800,000 of the loan will be provided to Car2Go by the Company.

The loan is linked to the consumer price index, and bears annual interest of 7%, which will be calculated on a compound interest basis. Providing any part of the loan in practice will be performed in accordance with the notice of Car2Go, which Car2Go will provide investors, when the most recent notice as stated will be provided no later than 18 months from the date of the agreement.

Car2Go will repay the principal of the loan, interest and linkage as of the end of two years (24 months) from the date on which each part of the principal of the loan was actually provided, in 12 quarterly payments, and with each payment, Car2Go will repay 8.333% of the loan, in addition to linkage differentials and interest accrued on the same part of the loan until the same date. All of this will occur as long as none of the investors (as applicable) repays the loan or converts the loan to capital before the payment dates of the loan as set forth below.

In addition, according to the terms of the agreement, if Car2Go raises capital from third parties in a total amount of at least NIS 5,000,000 before the entire loan is repaid, on the date on which the transaction is completed as stated, the relevant lenders will be entitled to convert the loan to shares of the same class and the holders of the same rights allocated for the capital raising, at a discount of 30% on the share price in raising the capital. However, if Car2Go does not complete the capital raising within 12 months from the date on which the principal of the loan was provided, the relevant lenders will be entitled to convert the loan (which was not yet repaid) on any date as of the end of the 12 months as stated above, and until full payment of the loan, to priority A shares of Car2Go, based on a value of NIS 10,000,000 pre-money, on a fully diluted basis.

c.	On March 2016 1,667 of the employees option of par value NIS 1.00 each, have been vested and exercised into shares for the consideration of the par value of the shares.

d.	On March 28, 2016, an agreement was signed by the Company and Car2Go based on which the payment date of the loan in the amount of NIS 6,000,000 will be postponed to September 1, 2016. The loan was provided to a consolidated company on May 15, 2009 and the last repayment date was March 1, 2016.

e.	On March 29, 2016, the Board of Directors of the Parent Company resolved to pay the capital note in the amount of NIS 8,000,000 issued by the Company on December 30, 2015. In addition, the Board of Directors resolved to convert an amount of NIS 4,100,000 from the balance of the capital note to equity. The balance of NIS 3,100,000 will be issued by the Company as a new capital note under the same terms of the original capital note. A balance of NIS 800,000 will be issued by the Company as a new capital note under the same terms of the original capital note, and will be converted to equity depending on the value of the public’s holdings in the shares of the Parent Company before the issue.

F-79

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

f.	On May 19, 2016 the Company share capital was increased to NIS 940,000, such that the alternate share capital of NIS 16,000,000, distributed as 16,000,000 ordinary shares par value 1.00 each, the registered share capital of the Company is 16,940,000 shares comprised of 16,940,000 ordinary shares par value 1.00 each. Likewise, the share capital of the company was split from ordinary shares par value 1.00 each to ordinary shares par value 0.0121 each. The base and diluted profit for entire report period reflect the total amount of shares after the split.

h.	On May 19, 2016, the Company issued 14,726 ordinary shares par value 0.0121 to Pointer in consideration for their par value.

- - - - - - - - - - - - - - - -

F-80

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Shagrir Group Vehicle Services Ltd.

Financial Data from the Consolidated Financial Statements

Attributed to the Company

As of December 31, 2015

Page

Auditor's Special Report	SF-2

Special Report Under Article 9c	SF-3

Financial Data from the Company's Consolidated Statements of Financial Position	SF-4 – SF-5

Financial Data from the Consolidated Statements of Company Profit or Loss and Other Comprehensive Profit	SF-6 – SF-7

Financial Data from the Consolidated Statements of Company Cash Flows	SF-8 – SF-9

Additional Information	SF-10 – SF-30

- - - - - - - - - - - - - - - - - - -

SF-1

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Kost Forer Gabbay and Kasierer 3 Aminadav St., Tel Aviv 6706703	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

Shareholders of Shagrir Group Vehicle Services Ltd.

To Whom It May Concern,

Re:	Auditor's Special Report

as to Separate Financial Information under Article 9c of the Securities Regulations (Periodic and Immediate Reports), 5730-1970

We have audited the separate financial information included under Article 9c of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 of Shagrir Group Vehicle Services Ltd. (the "Company") as of December 31, 2015 and 2014 and January 1, 2013 and for each of the three years ending on December 31, 2015, 2014 and 2013, included in the Company’s periodic report. The separate financial information is the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion as to the separate financial information based on our audit.

We have conducted our audit in accordance with the customary auditing standards in Israel. Based on these standards, we are required to plan the audit and execute it in order to obtain a reasonable degree of certainty that the separate financial information does not contain a material misstatement. An audit includes a sample inspection of evidence supporting the amounts and details included in the separate financial information. An audit also includes a review of the accounting rules applied in the preparation of the separate financial information and the significant estimates used by the Company’s Board of Directors and management, as well as an evaluation of the accuracy of the presentation in the separate financial information. We believe that our audit and the other accountant reports provide a sufficient basis for our opinion.

In our opinion, based on our audit, the separate financial information has been prepared, from all material respects, in accordance with the provisions of Article 9c of the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

Tel Aviv,	Kost Forer Gabbay and Kasierer

May 25, 2016	Accountants

SF-2

Shagrir Group Vehicle Services Ltd.

Notes to the Consolidated Financial Statements

Special Report under Article 9c

Financial Data and Financial Information from the Company's Consolidated Financial Statements

The following is financial data and separate financial information attributed to the Company from the consolidated financial statements of the Group as of December 31, 2015, published within the Periodic Reports (the "Consolidated Reports"), presented in accordance with Article 9c of the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

The main accounting policies used for the presentation of this financial data is set forth in Note 2 of the consolidated statements, excluding the accounting treatment of subsidiaries that were not consolidated and are presented in the separate financial statements in accordance with the equity method.

SF-3

Shagrir Group Vehicle Services Ltd.

Financial Data from the Consolidated Statements of Financial Position Attributed to the Company

		As of December 31		As of January 1
		2015	2014	2013
	Additional information	NIS thousands
Current assets

Cash and cash equivalents		7,948	31	10
Current maturities of loans to subsidiary		3,596	-	-
Customers	b	33,950	31,152	23,942
Accounts receivable		1,509	2,758	2,363
Inventory		499	472	487

Real estate held for sale		1,101	4,000	-

		48,603	38,413	26,802

Non-current assets

Long-term receivables		-	-	376
Loans to subsidiaries		8,033	11,093	8,528
Surplus liabilities on assets attributed to the subsidiaries, net, including goodwill		(8,161)	(7,703)	(3,682)
Fixed assets	c	21,235	19,222	28,101
Other intangible assets, net		1,843	2,529	5,507
Goodwill		60,083	60,083	60,983
Deferred taxes		118	-	-

		83,151	85,224	99,813

		131,754	123,637	126,615

The accompanying additional information is an integral part of the financial data and separate financial information.

SF-4

Shagrir Group Vehicle Services Ltd.

Financial Data from the Company's Consolidated Statements of Financial Position

		As of December 31		As of January 1
		2015	2014	2013
	Additional Information	NIS thousands
Current liabilities
Credit from the parent company, net of discount	d	-	64,421	-
Liabilities to suppliers and service providers		25,787	19,985	16,393
Income in advance		21,091	22,448	24,440
Accounts payable	e	10,060	11,118	8,045

		56,938	117,972	48,878

Non-current liabilities

Capital note from shareholders, net of discount	f	6,094	-	-
Assets and liabilities for employee benefits, net		1,291	1,094	1,008
Long-term deferred revenues		1,816	-	-
Deferred taxes		-	123	205

		9,201	1,217	1,213

Contingent liabilities and commitments	h

Share capital attributed to shareholders of the Company
Share capital		95	-	-
Share premium		76,179	-	-
Capital reserve for controlling shareholders		-	5,649	77,831
Loss balance		(9,497)	-	-
Capital reserve for transactions with non-controlling right holders		(1,945)	(1,945)	(1,945)
Reserve for re-measurement of defined benefit plans		783	744	638

		65,615	4,448	76,524

Total capital		131,754	123,637	126,615

The accompanying additional information is an integral part of the financial data and separate financial information.

May 25, 2016
Date of approval of the financial statements	Yossi Ben Shalom	Yossi Regev	Revital Avrahami

	Chairman of the Board	CEO	CFO

SF-5

Shagrir Group Vehicle Services Ltd.

Financial Data from the Consolidated Statements of Company Profit or Loss and Other Comprehensive Profit

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Income from sales	24,502	18,761	16,152
Revenues from services	118,110	110,646	112,685

Total revenue	142,612	129,407	128,837

Cost of sales	13,829	10,593	8,827
The cost of providing services	112,568	104,972	105,820

Total cost of sales and services	126,397	115,565	114,647

Gross profit	16,215	13,842	14,190

Marketing and sale expenses	6,547	5,585	6,486
Management and general expenses	7,958	7,985	6,378
Impairment and intangible assets	-	678	900

Operating profit (loss)	1,710	(406)	426

Net financing expenses	8,119	125	87
Financing expenses (income) for loans from investees	(536)	(663)	(694)
Company’s share in losses of investees (including goodwill impairment), net	459	2,799	1,208

Loss before income tax	6,332	2,667	175
Tax benefit	860	141	265

Net income (loss) attributable to the Company	(5,472)	(2,526)	90

The accompanying additional information is an integral part of the financial data and separate financial information.

SF-6

Shagrir Group Vehicle Services Ltd.

Financial Data from the Consolidated Statements of Company Profit or Loss and Other Comprehensive Profit

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Total other profit attributed to Company (after tax impact):

Amounts not reclassified later to profit and loss:

Profit from re-measurement of defined benefit plans	39	60	46

Total components not classified thereafter to profit or loss	39	60	46

Total other comprehensive profit attributed to the Company	39	60	46

Total comprehensive profit attributed to the Company	39	60	46

The accompanying additional information is an integral part of the financial data and separate financial information.

SF-7

Shagrir Group Vehicle Services Ltd.

Financial Data from the Consolidated Statements of Company Cash Flows

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Cash flow from current operations of the Company

Net income (loss) attributable to the Company	(5,472)	(2,526)	90

Adjustments required to present cash flows from operating activities of the Company:

Adjustments to profit or loss of the Company:

Depreciation and amortization	6,150	6,418	7,864
Net financing expenses (income)	7,353	(663)	(694)
Loss from the impairment of fixed assets	-	1,560	-
Loss from the impairment of goodwill	-	-	900
Profit from the exercise of fixed assets	(577)	(248)	(686)
Change in liabilities for employee benefits, net	249	145	677
Reduction of options	1,774	-	-
Company’s share of losses of subsidiaries	459	2,799	1,208

	9,936	7,485	9,359
Changes in assets and liabilities of the Company:

Increase in customers	(2,634)	(4,526)	(2,383)
Decrease (increase) in accounts receivable	476	(196)	462
Decrease (increase) in inventory	(27)	36	(21)
Net deferred taxes	(860)	(141)	(265)
Increase (decrease) in liabilities to suppliers and service providers	4,748	(688)	6,226
Increase (decrease) in accounts payable	(1,058)	2,891	182
Increase (decrease) in income in advance	459	(2,645)	653
Adjustments of working capital with controlling shareholder	-	457	(5,297)

	1,109	(4,812)	(443)

Net cash arising from current activity of the Company	11,040	2,673	8,916

The accompanying additional information is an integral part of the financial data and separate financial information.

SF-8

Shagrir Group Vehicle Services Ltd.

Financial Data from the Consolidated Statements of Company Cash Flows

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Cash flows from Company investment activities

Purchase of fixed assets	(6,780)	(5,527)	(14,076)
Purchase of intangible assets	(275)	(287)	(85)
Consideration from the exercise of fixed assets	3,924	5,189	5,186
Consideration from the exercise of intangible assets	20	-	-
Providing loans to a subsidiary	-	(3,000)	(760)
Payment of a loan from a subsidiary	-	970	822

Net cash arising from the Company’s investment activity (used for)	(3,111)	(2,655)	(8,913)

Cash flows from financing activities of the Company

Short term credit from bank corporations and others	(12)	-	-

Net cash deriving from (used in) financing activities of the Company	(12)	-	-

Increase in cash and cash equivalents	7,917	18	3

Balance of cash and cash equivalents at beginning of year	31	13	10

Balance of cash and cash equivalents at end of year	7,948	31	13

(a) Significant non-cash activity

Purchase of fixed assets with credit	1,469	415	2,027
Exercise of fixed assets with credit	249	85	1,127

The accompanying additional information is an integral part of the financial data and separate financial information.

SF-9

a.	General

Shagrir Group Vehicle Services Ltd. (the "Company") was incorporated in Israel on November 25, 2014. The Company is engaged in providing services to insurance companies, including the repair of vehicles, roadside and towing services, homeowner services and auto service centers (jointly, the "Services to Insurance Companies"), and supplies sharing and car rental services for varying periods of time, through Car2Go Ltd. ("Car2Go" or the "Subsidiary"). The company was founded by Pointer Telocation Ltd. (the "Parent Company").

On December 30, 2014 the company purchased the Services for Insurance Companies and others from a wholly owned company of the Parent Company, Shagrir Systems Ltd. ("Shagrir") in consideration for an amount of NIS 69,698,000 (the "Purchase Consideration"). The Purchase Consideration was financed through a loan from the selling company (Shagrir and thereafter, the Parent Company, which replaced it). The loan bears annual interest at a rate of 3.05%. The value of the benefit involved in these loans is charged to capital reserves net of tax.

Additionally, on July 1, 2015, the Company purchased from the Parent Company all of the holdings of the Parent Company in Car2Go (62.3%) and purchased the loans of the Parent Company to Car2Go. The purchase was financed with a loan received from the Parent Company in the amount of NIS 11,350,000. The loan bears annual interest at a rate of 3.05%. The value of the benefit involved in these loans is charged to capital reserves net of tax.

The Company treated the aforesaid acquisition of activity and the purchase of the Subsidiary as a business combination between entities under the same control, while implementing the "as pooling" method. The Company presented the financial statements as of January 1, 2013, and the statements of profit and loss, the statements of changes to equity and the statements of cash flows for each of the two years ending on December 31, 2014 and 2013, in order for them to retroactively reflect the accounting treatment in the registration of the transfer of activity as stated above from Shagrir to the Company, as if the activity was performed within the Company as an independent entity and not with Shagrir. The transfer of activity by way of the transfer of the assets and liabilities is expressed with a method similar to the pooling of interests method, with the application of the assumptions listed below which are required in order to split the Company’s activity from the results of the activity of Shagrir, which included the activity of the Company until December 30, 2014.

Assets and liabilities attributed directly to activity of the Company are recorded on a basis of the historic cost in the books of the transferor. Liabilities to Shagrir or the Parent Company were registered based on the amounts determined in the legal agreements between the companies.

The financial statements include assets, liabilities, income and expenses which can be attributed directly to activity of the Company, as well as the allocation of assets and liabilities, income and expenses which, in the opinion of the management, are reasonably required in order to properly present the activity of the Company separately from the activity of Shagrir. The financial information included in these reports may not necessarily precisely reflect the results of the activity and cash flows of the Company if it would operate during all of the periods as an independent entity.

The surplus of income over expenses for the entire reporting period was recorded as a distribution to the Parent Company as dividend (or as an additional investment by the Parent Company) as applicable, at the end of each of the years 2013 and 2014.

SF-10

b.	Customers

	December 31		January 1
	2015	2014	2013
	NIS thousands

Open accounts	13,059	18,549	16,672
Checks for collection	8,297	7,645	4,087
Income receivable	13,442	4,909	2,123
Related parties	195	947	1,675

Less - provision for doubtful debts	(1,043)	(898)	(615)

Customers, net	33,950	31,152	23,942

Impairment of customers handled through registering a provision for doubtful debts

The following are transactions in the provision for doubtful debts:
NIS thousands

Balance as at January 1, 2014	684

Provision during the year	217
Recognition of bad debts written off	66
Reverse of doubtful debts collected	(69)

Balance at December 31, 2014	898

Provision during the year	145
Recognition of bad debts written off	63
Reverse of doubtful debts collected	(63)

Balance at December 31, 2015	1,043

SF-11

The following is an analysis of customer balances for which no impairment was recognized (provision for doubtful debts), net customers, based on the delay period with respect to the reporting date:

	Customers not yet due to be paid (without	Customers past due and arrears in collection
	collection arrears)	until 30 days	30-60 days	60-90 days	90-120 days	Over 120 days	Total
	NIS thousands

December 31, 2015	30,928	847	413	259	161	1,122	33,950

December 31, 2014	29,022	414	268	248	143	837	31,152

SF-12

c.	Fixed assets

1.	Composition and transactions

Year 2015

	Structures	Vehicles	Office furniture & equipment	Computers & peripherals	Shop equipment	Leasehold improvements	Total
	NIS thousands
Cost

Balance as of January 1, 2015	1,935	22,865	1,396	8,434	468	7,513	42,611

Additions during the year:
Acquisitions	-	6,024	58	698	844	210	7,834

Disposals during the year:
Exercises	-	(4,904)	(576)	(166)	-	(2,059)	(7,705)

Balance at December 31, 2015	1,935	23,985	878	8,966	1,312	5,664	42,740

Accumulated depreciation

Balance as of January 1, 2015	247	12,949	530	6,853	122	2,688	23,389

Additions during the year:
Depreciation	8	2,155	149	775	86	1,014	4,187

Disposals during the year:
Exercises	-	(3,490)	(375)	(147)	-	(2,059)	(6,071)

Balance at December 31, 2015	255	11,614	304	7,481	208	1,643	21,505

Balance of reduced cost as of December 31, 2015	1,680	12,371	574	1,485	1,104	4,021	21,235

SF-13

Year 2014

	Structures	Vehicles	Office furniture & equipment	Computers & peripherals	Shop equipment	Leasehold improvements	Total
	NIS thousands
Cost

Balance as of January 1, 2014	1,935	36,294	2,211	12,707	407	7,228	60,782
Additions during the year:
Acquisitions	-	2,531	65	944	61	314	3,915

Disposals during the year:
Classification of assets available for sale	-	(7,334)	-	-	-	-	(7,334)
Exercises	-	(8,626)	(880)	(5,217)	-	(29)	(14,752)

Balance at December 31, 2014	1,935	22,865	1,396	8,434	468	7,513	42,611

Accumulated depreciation

Balance as of January 1, 2014	208	15,521	1,287	11,258	62	1,834	30,170

Additions during the year:

Depreciation	39	5,482	121	810	60	883	7,395
Disposals during the year:
Classification of assets available for sale	-	(3,334)	-	-	-	-	(3,334)
Exercises	-	(4,720)	(878)	(5,215)	-	(29)	(10,842)

Balance at December 31, 2014	247	12,949	530	6,853	122	2,688	23,389

Balance of reduced cost as of December 31, 2014	1,688	9,916	866	1,581	346	4,825	19,222

*)	A total of NIS 550,000 of depreciation expenses for shared assets were attributed to assets used by the Parent Company and therefore will not be recorded in the financial statements.

SF-14

c.	Fixed assets (cont.)

Year 2013

	Structures	Vehicles	Office furniture & equipment	Computers & peripherals	Shop equipment	Leasehold improvements	Total
	NIS thousands
Cost

Balance as of January 1, 2013	1,903	40,148	1,842	11,673	160	2,867	58,593
Additions during the year:
Acquisitions	32	7,473	385	1,102	247	4,460	13,699

Disposals during the year:
Exercises	-	(11,327)	(16)	(68)	-	(99)	(11,510)

Balance at December 31, 2013	1,935	36,294	2,211	12,707	407	7,228	60,782

Accumulated depreciation

Balance as of January 1, 2013	171	17,228	1,127	10,649	27	1,290	30,492
Additions during the year:
Depreciation	37	4,947	177	677	35	643	6,516

Disposals during the year:
Exercises	-	(6,654)	(17)	(68)	-	(99)	(6,838)

Balance at December 31, 2013	208	15,521	1,287	11,258	62	1,834	30,170

Balance of reduced cost as of December 31, 2013	1,727	20,773	924	1,449	345	5,394	30,612

*)	A total of NIS 870,000 of depreciation expenses for shared assets were attributed to assets used by the Parent Company and will not be recorded in the financial statements.

2.	Impairment of fixed assets

Loss from impairment in the amount of NIS 1,011,000 in 2015 and NIS 882,000 in 2014, is for adjustment of components classified as held for sale for the fair value less costs of sale. The loss from the impairment as stated is recognized in profit or loss in the cost of sales section.

3.	Purchase of fixed assets with credit

During the year ending on December 31, 2015, the Company purchased fixed assets with credit in the amount of NIS 1,469,000. As of the report date, the cost of the purchase has not yet been paid.

SF-15

d.	Credit from the Parent Company, net of discount

Credit from the Parent Company is classified by currency, linkage terms and interest rates as follows:

	December 31		January 1
	2015	2014	2013
	NIS thousands

Loans from the Parent Company (1)	-	69,698	-
Less discounts	-	(5,277)	-

	326	65,269	-

(1)	On December 30, 2014, a loan was received from the Parent Company in the amount of NIS 69,698,000. The loan bears annual interest at a rate of 3.05%. The loan was recorded based on its fair value in the amount of NIS 64,421,000, by use of effective interest of 11.50%. The difference between the amount of the loan received and the fair value of the loan in the amount of NIS 5,277,000 was charged on the date of its receipt to a capital reserve less deferred tax in the amount of NIS 1,398,000. During 2015, interest expenses were recorded for the loan in the amount of NIS 2,126,000 as well as amortization in the amount of NIS 5,277,000. On December 31, 2015, the loan was fully converted (principal and interest accrued) to capital.

On July 1, 2015, a loan was received from the Parent Company in the amount of NIS 11,350,000. The loan bears annual interest at a rate of 3.05%. The loan was recorded based on its fair value in the amount of NIS 64,421,000, by use of effective annual interest of 11.43%. The difference between the amount of the loan received and the fair value of the loan in the amount of NIS 398,000 was charged on the date of its receipt to a capital reserve less deferred tax in the amount of NIS 105,000. During 2015, interest expenses were recorded for the loan in the amount of NIS 170,000 as well as amortization in the amount of NIS 398,000. On December 31, 2015, a total of 2,676 [sic] from the loan amount was converted to capital.

e.	Accounts payable

	December 31		January 1
	2015	2014	2013
	NIS thousands

Expenses payable	513	108	-
Liabilities to employees and other liabilities for wages and salary	7,785	9,726	7,368
Institutes	1,711	1,284	677
Other	51	-	-

	10,060	11,118	8,045

SF-16

f.	Non-current liabilities

1.	The composition:

	December 31		January 1
	2015	2014	2013
	NIS thousands

Capital note from the Parent Company (1)	8,000	-	-
Less discounts	(1,906)	-	-

	6,094	-	-

(1)	On December 30, 2015, a loan was converted from the Parent Company in the amount of NIS 8,000,000 to a capital note without interest, which will be repaid before December 31, 2020. The capital note was recorded with a fair value of NIS 6,094,000 by use of effective interest of 11.7%. The difference between the consideration received and the fair value of the loan in the amount of NIS 1,906,000 less deferred tax in the amount of NIS 504,000 was recorded in the capital reserve as of December 31, 2015.

2.	Financial Criteria

In accordance with the credit limit from the Bank, the Company was required to meet financial criteria as of January 1, 2015, whereby the equity rate of the Company from the total balance sheet will not be less than 40% at any time. As of December 31, 2015, the Company meets the financial criteria.

g.	Loans, balances and material contracts with investee companies

1.	Balances with subsidiaries

a)	Composition:

	December 31		January 1
	2015	2014	2013
	NIS thousands

Customers	195	947	1,675
Loans provided to subsidiaries *)	11,629	11,093	8,893

	11,824	12,040	10,568

*)	See Section 3b and 3d below.

b)	Guarantees in favor of subsidiaries

The Company has provided a limited guarantee in the amount of NIS 1,300,000 in favor of a bank corporation for credit provided by the bank corporation to the consolidated company.

As of December 31, 2015, there is no credit balance in the subsidiary (as of December 31, 2014, NIS 670,000 for a guarantee to a bank corporation).

SF-17

g.	Loans, balances and material contracts with investee companies (cont.)

2.	Transactions with investee companies

	For year ending on December 31
	2015	2014	2013
	NIS thousands

Revenues from services	818	2,885	3,409

Financing income	536	663	694

*) See Section 3 below.

3.	Transactions and engagements with investee companies

a.	The consolidated company, Car2Go, leases vehicles from the Company which are used by the consolidated company in the ongoing activity. The rental fees paid to the Company are in accordance with the market prices for the rental of vehicles of this kind.
b.	The Company provided a loan to the consolidated company upon its acquisition (in 2009) in the amount of NIS 6,000,000 million. The loan is linked to the index and bears annual interest of 4%.
As of April 1, 2014, the loan bears annual interest at a rate of 6%, and will be repaid in 12 quarterly payments as of March 2016. See Additional Information J regarding events after the balance sheet date.
c.	On December 31, 2012, the Company provided the consolidated company, Car2Go, with a loan in the amount of NIS 1,703,000, the loan bears annual interest of 5%. The loan is repaid in 24 monthly payments as of February 1, 2013.
The loan is provided to the subsidiary for the purchase of 30 vehicles from the Company. As of the date of the financial statements the loan was repaid in full.
d.	On April 9, 2014, the Company provided the subsidiary with a convertible loan in the amount of NIS 3,000,000. The loan is linked to the consumer price index and bears annual interest at a rate of 7%. The loan will be repaid as of the end of two years from the date on which the principal of the loan is provided in 12 quarterly payments, if not converted to shares of the subsidiary.

The loan is convertible in accordance with the following terms:

1)	In the event that capital of at least NIS 5,000,000 is raised, the Company will be entitled to convert the loan to shares of the same class and with the same rights allocated in the raising, at a discount of 30%.

SF-18

2)	In the event that the capital raising is not completed by one year from the date on which the loan is received, the Company will be entitled to convert the balance of the loan to Priority A shares based on a value of NIS 10,000,000 before money on a diluted basis.

h.	Contingent liabilities and commitments

1.	Pledges

The Company has registered a first-ranking pledge on all of its property in favor of specific banks.

2.	Engagements

In accordance with the credit limit from the Bank, the Company was required to meet financial criteria.

(See Additional Information E).

3.	Lease liabilities

The Company rents offices, sites and vehicles for periods ending in 2016. The minimum annual lease fees in accordance with the operating leases that cannot be terminated are as follows:

NIS thousands

2016	3,178
2017	2,399
2018	2,041
2019 and after	10,679

18,297

Expenses for lease in the years ending December 31, 2015, 2014 and 2013 are NIS 3,201,000, NIS 3,030,000, and NIS 2,886,000, respectively.

4.	Legal claims

As of December 31, 2015, there are a number of claims pending against the Company. The claims are in the total amount of approximately NIS 518,000. The nature of most of the claims is for flaws in services that the Company had provided, which occurred in the ordinary course of business. The Company’s management, based on the opinion of the legal counsel, is of the opinion that no substantial costs will be created for the Company for these claims, and therefore, no provision was included in the financial statements for these claims.

5.	Securities

To secure the liabilities of the Company to provide services to a number of its customers, and its liabilities in lease agreements, the Company provided bank guarantees in the amount of approximately NIS 13,382,000 that are valid from January 2015 to July 2019.

A total of NIS 3,217,000 as of December 31, 2015, is registered in the bank accounts of the Parent Company.

After the date of the balance sheet, most of the amount was converted to the bank accounts of the Company.

SF-19

i.	Balances and transactions with affiliates

1.	Balances with interested parties and affiliates

As of December 31, 2015

	Regarding conditions See Additional	Controlling shareholder (The Parent Company)	Key managerial individuals	Interested parties and other affiliates
	Information	NIS thousands

Accounts receivable		128	-	-
Accounts payable / liabilities to suppliers and service providers		-	(963)	(140)
Liabilities due to employee benefits, net			(740)
Capital note (less discount)	E	(6,094)	-	-
The highest balance during the year		4,015	-	-

As at December 31, 2014

	Regarding conditions See Additional	Controlling shareholder (The parent company)	Key managerial individuals	Interested parties and other affiliates
	Information	NIS thousands

Accounts receivable		661	-	-
Accounts payable / liabilities to suppliers and service providers		-	(2,697)	-
Short term loans (less discount)		(64,421)	-	-
Liabilities due to employee benefits, net		-	(652)	-
The highest balance during the year		661	-	-

SF-20

As at January 1, 2013

	Regarding conditions See Additional	Controlling shareholder (The parent company)	Key managerial individuals	Interested parties and other affiliates
	Information	NIS thousands

Accounts receivable		-	-	98
Accounts payable / liabilities to suppliers and service providers		-	(809)	-
Liabilities due to employee benefits, net			(667)
Long-term loans (including current maturities)		-	-	-
The highest balance during the year		-	-	98

2.	Benefits to holders of key managerial positions (including directors) employed by the Company

The Company’s executives are entitled, in addition to wages, to non-cash benefits (such as a vehicle, mobile phone, etc.). Additionally, the Company deposits funds for them within a defined benefit plan and/or recognized contribution plan after the termination of employment. In accordance with the terms of the plan, the retirement age for directors and senior executives is 67.

SF-21

i.	Balances and transactions with affiliates (cont.)

The Company’s CEO is entitled, in addition to monthly wages and non-cash benefits (such as a vehicle, mobile phone, etc.), to an annual bonus calculated based on a percentage of the net profit of an adjusted share.

In 2016, the employment agreement with the CEO was updated, whereby based on 2016, the CEO is entitled to a bonus calculated in the following manner: (1) up to adjusted consolidated net profit per share of NIS 5 - no bonus will be paid; (2) from consolidated net profit per share of NIS 5 through consolidated net profit per share of NIS 15 - an annual bonus in a rate of 7% from the consolidated net profit per share that exceeds the lower threshold of this level, when multiplied by the base number of shares; (3) from consolidated net profit per share that exceeds NIS 15 - an annual bonus will be paid in a rate of 10% of the consolidated net profit per share that exceeds the lower threshold of this level, multiplied by the base number of shares. In the event that the number of base shares is adjusted for a distribution of bonus shares and technical changes to the Company’s capital such as consolidation or split of capital, the consolidated net profit per share levels as set forth above will be updated accordingly (however, the consolidated net profit per share levels will not be updated for any other change to the number of shares of the Company, such as the issue of capital, buy-back of shares and the like). The bonus calculated based on the above calculation will constitute 100% of the annual bonus to which he is entitled; however, in any case, the total bonus will not exceed an amount equal to 12 gross monthly salaries.

In addition, in the event that his employment is terminated by the Company for any reason (excluding under circumstances in which severance pay can be withheld from an employee under the law practiced in Israel), the CEO will be entitled, in addition to the release of the amounts set aside for him in the insurance policy or pension fund as stated, to payment of severance pay increased at a rate of 50% from the severance pay set forth by law. Additionally, at the end of his employment, he is entitled to an adjustment period of six months. During the adjustment period, he will be entitled to all of the payments and benefits owed to him under the agreement.

In 2015, the CEO was entitled to a bonus based on the adjusted net profit per share, with the calculation of the adjusted profit for share being in accordance with the quantity of shares in 2015, and based on the solo net profit per share (without the results of the subsidiary).

Benefits for hiring key managerial positions (including directors) employed by the Company:

	For year ending on December 31
	2015		2014		2013
	Number of	Amount	Number	Amount	Number	Amount
	persons	NIS thousands	Person	NIS thousands	of persons	NIS thousands

Short-term employee benefits	5	3,622	7	4,043	8	3,456
Benefits after termination	5	358	8	257	8	211
Severance benefits	1	15	-	-	1	531
Share based payment	5	1,420	-	-	-	-

	16	5,415	15	4,300	17	4,198

SF-22

i.	Balances and transactions with affiliates (cont.)

3.	Transactions with interested parties and affiliates

	For the year ending December 31, 2015
	For conditions see Additional	Controlling shareholder (The parent company)	Key managerial individuals	Interested parties and other affiliates
	Information	NIS thousands

Purchase of product	i4a	50	-	-
Acquisition of services	i4a	639	-	51
Sale of products - fixed assets		292	-	-
Sale of services	i4b + c	8,566	-	-
Expenses for employee benefits	i2	-	5,415	-
Purchase of fixed assets		-	-	213

Financing expenses	i6	7,975	-	-

		17,521	5,415	264

	For the year ending December 31, 2014
	For conditions see Additional	Controlling shareholder (The parent company)	Key managerial individuals	Interested parties and other affiliates
	Information	NIS thousands

Acquisition of services	i4a	-	-	56
Management fee expenses	i5	1,089	-	-
Expenses for employee benefits	i2	-	4,300	-
Purchase of fixed assets		-	-	314

		1,089	4,300	370

	For the year ending December 31, 2013
	For conditions see Additional	Controlling shareholder (The parent company)	Key managerial individuals	Interested parties and other affiliates
	Information	NIS thousands

Management fee expenses	i5	73	-	528
Expenses for employee benefits	i2	-	4,198	-
Purchase of fixed assets		-	-	777

		73	4,198	1,305

SF-23

i.	Balances and transactions with affiliates (cont.)

4.	Income and expenses from affiliates and interested parties

Terms of transactions with affiliates

a)	On December 30, 2014, the Parent Company, Shagrir Systems, and the Company signed a services agreement, within which it was agreed that Pointer will provide the Company with various services, including services installing protection and location products, and vehicle accessories, as well as purchase management services. The services are provided in accordance with a price list that embodies market prices.

b)	In accordance with the aforesaid services agreement, the Company provides the Parent Company with various services, including computerization services, telephony, leasing of vehicles, vehicle service center services, towing services and personnel services. The services are provided in accordance with third party prices.

c)	In addition, the Company leases with a sub-lease parts of real estate assets in Haifa, Jerusalem and Holon, in accordance with the lease term of the Company with a third party, and in consideration for annual lease fees and in addition to maintenance costs such as property tax, electricity, and the like. In addition to the services agreement signed between the Company and the Parent Company on December 30, 2015, the parties agreed that they will terminate the sublease of the main asset in Holon, within which they agreed that the Parent Company will pay the Company compensation in a total amount of NIS 2,800 in addition to lawful VAT in light of the breach of the sublease agreement. The compensation serves as compensation in light of the high lease payments that the Company was required to bear with a third party following the breach of the agreement of the Parent Company. The compensation amount will be charged to profit and loss until the end of the lease term (December 31, 2018).

5.	On April 9, 2014, a management agreement was signed between Pointer and Shagrir Systems, which was assigned from Shagrir Systems to the Company within the structural split. According to the agreement, Pointer will provide the Company with management services as of January 1, 2014 and for an undefined period of time; however, each of the parties will be entitled to terminate the agreement with prior written notice 20 days in advance. According to the agreement, Pointer will provide the Company with the management services set forth in the agreement in a scope of up to 100 monthly hours. The annual management fees determined in the agreement are in the amount of NIS 2,000,000, in addition to linkage to the index and lawful VAT. In practice, and as a result of the structural split, the management fees were attributed to the Company in the amount of NIS 1,000,000 (constituting 50% of the aforesaid amount), and the agreement was terminated.

6.	Regarding the loans provided from the Parent Company to the Company, see Additional Information D and F.

7.	Regarding guarantees recorded in the bank accounts of the Parent Company, see Additional Information H5.

SF-24

8.	Capital reserve for controlling shareholders

Balances with representative controlling shareholders:

a)	Application of the "as pooling" method in the transfer of the activity of the Company and consolidated company, and the distribution of the current profit and loss as dividend in kind for 2013 and 2014 (as described in Additional Information A).

b)	A benefit in respect of interest of the controlling shareholder loans (as described in Additional Information F).

9.	Transaction for assets, liabilities, and employees together in 2013 and 2014.

j.	Events after the Reporting Date

1.	On January 4, 2016, the Knesset plenum approved, in a second and third reading, a bill to amend the Income Tax Ordinance (No. 217) (Reduction of the Corporate Tax Rate), 5776-2016, which included a reduction of the corporate tax rate from 26.5% to 25%.

Deferred tax balances included in the financial statements as of December 31, 2015 were calculated based on the tax rates in force as of the balance sheet date and do not take into account the impacts that may arise from the reduction of the tax rate. The aforesaid effects will be included in the financial statements published as of the date on which the legislation is actually enacted, meaning within the first quarter of 2016.

The Company estimates that the impact of the change to the tax rate will lead to a decrease in the deferred tax balances as of December 31, 2015, in immaterial amounts.

2.	On February 22, 2016, the Company engaged with Car2Go in a convertible loan agreement. According to the agreement, the Company, together with additional investors, will provide Car2Go with a loan in the amount of approximately NIS 5,000,000. An amount of approximately NIS 3,800,000 of the loan will be provided to Car2Go by the Company.

The loan is linked to the consumer price index, and bears annual interest of 7%, which will be calculated on a compound interest basis. Providing any part of the loan in practice will be performed in accordance with the notice of Car2Go, which Car2Go will provide investors, when the most recent notice as stated will be provided no later than 18 months from the date of the agreement.

Car2Go will repay the principal of the loan, interest and linkage as of the end of two years (24 months) from the date on which each part of the principal of the loan was actually provided, in 12 quarterly payments, and with each payment, Car2Go will repay 8.333% of the loan, in addition to linkage differentials and interest accrued on the same part of the loan until the same date. All of this will occur as long as none of the investors (as applicable) repays the loan or converts the loan to capital before the payment dates of the loan as set forth below.

In addition, according to the terms of the agreement, if Car2Go raises capital from third parties in a total amount of at least NIS 5,000,000 before the entire loan is repaid, on the date on which the transaction is completed as stated, the relevant lenders will be entitled to convert the loan to shares of the same class and the holders of the same rights allocated for the capital raising, at a discount of 30% on the share price in raising the capital. However, if Car2Go does not complete the capital raising within 12 months from the date on which the principal of the loan was provided, the relevant lenders will be entitled to convert the loan (which was not yet repaid) on any date as of the end of the 12 months as stated above, and until full payment of the loan, to priority A shares of Car2Go, based on a value of NIS 10,000,000 pre-money, on a fully diluted basis.

SF-25

j.	Events after the Reporting Date (cont.)

3.	On March 2016 1,667 of the employees options of par value NIS 1.00 each, have been vested and exercised into shares in consideration of the par value of the shares.

4.	On March 28, 2016, an agreement was signed by the Company and Car2Go based on which the payment date of the loan in the amount of NIS 6,000,000 would be postponed to September 1, 2016. The loan was provided to a consolidated company on May 15, 2009 and the last repayment date was March 1, 2016.

5.	On March 29, 2016, the Board of Directors of the Parent Company resolved to pay the capital note in the amount of NIS 8,000,000 issued by the Company on December 30, 2015. In addition, the Board of Directors resolved to convert an amount of NIS 4,100,000 from the balance of the capital note to equity. The balance of NIS 3,100,000 will be issued by the Company as a new capital note under the same terms of the original capital note. A balance of NIS 800,000 will be issued by the Company as a new capital note under the same terms of the original capital note, and will be converted to equity depending on the value of the public’s holdings in the shares of the Parent Company before the issuance.

6.	On May 19, 2016 the Company's share capital was increased to NIS 940,000, such that the alternate share capital of NIS 16,000,000, distributed as 16,000,000 ordinary shares par value 1.00 each, the registered share capital of the Company is 16,940,000 shares comprised of 16,940,000 ordinary shares par value 1.00 each. Furthermore, the share capital of the company was split from ordinary shares of par value 1.00 each to ordinary shares of par value 0.0121 each.

7.	On May 19, 2016, the Company issued 14,726 ordinary shares par value 0.0121 to Pointer in consideration for their par value.

- - - - - - - - - - - - - - - - - -

SF-26

Kost Forer Gabbay and Kasierer 3 Aminadav St., Tel Aviv 6706703	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Date: May 25, 2016

To

The Board of Directors of

Shagrir Group Vehicle Services Ltd. (the “Company”)

To Whom It May Concern:

Re:	Draft Prospectus of Shagrir Group Vehicle Services Ltd.

Intended to be published in May 2016

We hereby inform you that we agree to the inclusion of our reports (including by way of reference) in the draft prospectus herein, as set forth below:

A.	The auditor's report dated March 29, 2016 regarding the consolidated financial statements of the Company as of December 31, 2015 and 2014 and January 1, 2013 and for each of the three years ending December 31, 2015.

B.	A special auditor's report dated March 29, 2016, on separate financial information of the Company under Article 9C of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 as of December 31, 2015 and 2014 and January 1, 2013 and for each of the three years ending December 31, 2015.

Kost Forer Gabbay and Kasierer

Accountants

SF-27

Shagrir Group Vehicle Services Ltd.

(the "Company")

Events Report

In accordance with Regulation 60B(b) of the Securities Regulations (Details, Structure and Form of Prospectus), 5729-1969 (the "Regulations"), set forth hereto is the Events Report, as defined in Section 56A of the Regulations, in the matter of events that took place in the Company after the date of signing of the Company's Consolidated Audited Financial Statements dated December 31, 2015 and until the date of approval for publishing the Prospectus, meaning from May 25, 2016 (the "Report Signing Date") and until May 26, 2016 (the "Date of the Approval"):

No material events for the purposes of the reporting occurred after the Report Signing Date and until the Date of the Approval.

Date: May 26, 2016.

Revital Avrahami	Yossi Regev	Yossi Ben Shalom

VP of Finance	Chief Executive Officer	Chairman of the Board

SF-28

Shagrir Group Vehicle Services Ltd.

("The Company")

Pointer Telocation Ltd.

("Pointer" or the "Offeror")

Prospectus for Listing for Trade - Initial Public Offering (IPO)

Listing for Trade

of

8,003,900 ordinary shares par value NIS 0.0121 each of the Company, of which 73,6881 are ordinary shares par value NIS 0.0121 each of the Company (constituting approximately 0.92% of the Company’s issued and outstanding share capital), listed in the name of Barak Capital Underwriting Ltd. (as set forth in Section 2.6.1 of Chapter B) and 137,768 are ordinary shares par value NIS 0.0121 each of the Company (constituting approximately 1.72% of the issued and outstanding share capital of the Company), registered in the names of employees and officers of the Company, and up to 275,455 ordinary shares listed by name par value NIS 0.0121 par value each of the Company, which will arise from the exercise of non-marketable RSUs granted by the Company to employees and officers of the Company. For additional details, see Section 3.2.2 of Chapter C of the Prospectus.

And distribution as a dividend in kind

of

7,792,444 ordinary shares par value NIS 0.0121 each of the Company (constituting approximately 97.36% of the issued and outstanding share capital of the Company) (the "Distribution Shares"), which will be distributed by Pointer to the shareholders of Pointer as a dividend in kind (Spin-off), and be listed for trade in the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange"), all as set forth in Chapter B of this Prospectus;

The listing for trade of the shares of the Company, as stated above, is subject to consent of the Stock Exchange to listing the aforesaid shares for trade in the Stock Exchange under this Prospectus.

The effective price of the Company’s shares is at least NIS 1 par value, based on the relevant guidelines in the Second Part of the Stock Exchange Rules and Regulations.

It is clarified that there will not be a tender to determine the price of the Distribution Shares, and the distribution of the Distribution Shares under this Prospectus will be performed by way of distribution of a dividend in kind to the shareholders of Pointer on the effective date for the distribution, such that each shareholder of Pointer on the effective date for the distribution will be entitled to receive one share of the Company for every one share of Pointer held thereby. For additional details, see Section 2.3 in Chapter B of this Prospectus.

The offering under this Prospectus is an initial public offering of the Company's securities in Israel.

And

A Shelf Prospectus

Under this Prospectus, the Company may issue different types of securities, in accordance with applicable law - ordinary shares of the Company par value NIS 0.0121 each, bonds (including by way of an expansion of existing series of bonds of the Company, if any and from time to time), bonds convertible into shares of the Company (including by way of the expansion of existing series of bonds convertible into shares of the Company, if any, and from time to time), options exercisable into shares of the Company, options exercisable into bonds and bonds convertible into shares of the Company and commercial securities (the "Securities").

[1]	Such shares are the Distribution Shares, as defined in Section 2.2.1 of Chapter B of the Prospectus. Distribution Shares that have been transferred by Pointer to the Distributing Entity (as defined in Section 2.6.1 of Chapter B of the Prospectus) shortly before the issuance and that will be subject to the provisions of the preliminary guidelines of the Securities Authority provided to the Company on January 1, 2016, all subject to Section 2.6 of Chapter B of the Prospectus.

SF-29

The following is a summary of the main risks that impact the Company’s business, as of the Prospectus date: (a) entry of competitors to the areas of activity of the Company; (b) change to regulation / legislation; (c) increase in fuel prices; (d) reputation risks; (e) loss of the licenses required for the Company’s activity; (f) loss of customers; (g) extreme weather conditions; (h) economic and security situation; (i) development of public transportation systems; (j) new developments in the field of shared transportation; (k) vehicle theft; (l) increase in rental prices for parking; and (m) increase in leasing prices.

For details regarding the risk factors set forth above, see Sections 6.26.4 and 6.47.4 of Chapter F of this Prospectus.

For details regarding restrictions for the distribution of dividends, see Section 6.5.3 of Chapter F of this Prospectus.

The total cost for the Company involved in listing the Company’s shares for trade under this Prospectus is approximately NIS 1,100,000.

The offeror will not publish a supplementary notice regarding a change to the terms of the securities offered under this Prospectus.

A copy of the Prospectus is available for public review on the Securities Authority's website, at: www.magna.isa.gov.il and on the Tel Aviv Stock Exchange Ltd.'s website, at: www.maya.tase.co.il.

Date of the Prospectus: May 27, 2016

SF-30

Chapter A	Introduction	A-1 - A-3

Chapter B	Description of the Distribution in Kind contemplated by this Prospectus	B-1 - B-17

Chapter C	Capital of the Company	C-1 - C-8

Chapter D	Rights Attached to the Company’s Shares	D-1 - D-9

Chapter E	Issuance Consideration and Designation	E-1

Chapter F	Description of the Company’s Business	F-1 - F-69

The Board of Directors Report		F-70-88

Chapter G	Management of the Company	G-1 - G-11

Chapter H	Company Interested Parties	H-1 - H-21

Chapter I

Financial Statements for 31 December, 2015

Statement of Events

Valuations added to the financial statements:

Evaluation of the Company's Goodwill Impairment

Shareholders' Loan Valuation

Goodwill Impairment Test associated with the Purchase of Car2Go Ltd.

1-39

Chapter J	Additional Details	J-1 - J-3

Exhibit A	Company Valuation

Exhibit B	Approval from the Israel Tax Authority

Exhibit C	Company Compensation Policy

Exhibit D	Report for 1st Quarter of 2016

Chapter K	Signatures	K-1

Chapter A - Introduction

1.1	General

1.1.1	Shagrir Group Vehicle Services Ltd. (the “Company”) was incorporated on November 25, 2014 as a private company under the laws of the State of Israel. The Company is controlled by Pointer Telocation Ltd. (“Pointer”), an Israeli company whose securities are listed for trade on the NASDAQ in the United States and the Tel Aviv Stock Exchange Ltd. (the “Stock Exchange”), which holds, as of the date of the Prospectus, approximately 97.4% of the Company’s issued and outstanding share capital.

1.1.2	As described in this Prospectus, 8,003,900 ordinary shares par value NIS 0.0121 each of the Company (the “Company Shares”) are expected to be listed for trade on the Stock Exchange within the framework of a distribution of 7,792,444 ordinary shares par value NIS 0.0121 each of the Company (the “Distribution Shares”) as a dividend in kind to the shareholders of Pointer, such that after the completion of the process, each of the shareholders of Pointer will receive one share of the Company for every one share of Pointer held thereby (the “Distribution Process”). The remainder of the Company’s shares, held by the Company’s employees and the Distributing Entity (as defined in Section 2.6.1 of Chapter B of the Prospectus) will be listed for trade on the Stock Exchange under this Prospectus.

1.1.3	Upon the completion of the Distribution Process, the securities of the Company will be listed for trade for the first time on the Stock Exchange, and the Company will become a Public Company, as defined in the Companies Law, 5759-1999.

1.2	Permits and Approvals

1.2.1	The Company has received all of the permits, approvals and licenses required under any law to list for trade the securities that are listed for trade under this Prospectus (the “Offered Securities”), and for the publication of this Prospectus.

1.2.2	The approval of the Israel Securities Authority to publish the Prospectus does not constitute a validation of the information contained therein, or a confirmation of the correctness or completeness thereof, and does not constitute an expression of an opinion as to the quality of the securities being offered.

1.2.3	The Company has received from the Stock Exchange its consent to list the Offered Securities for trade (in this subsection: the “Approval of the Stock Exchange”).

A-1

The Approval of the Stock Exchange does not constitute a validation of the information contained therein, or of the correctness or completeness thereof, and does not constitute an expression of an opinion as to the Company or the quality of the securities being offered.

1.2.4	The Company has received approval in principal from the Stock Exchange relating to the listing of ordinary shares of the Company par value NIS 0.0121 each, bonds (including by an expansion of existing series of Company bonds, as shall will be from time to time), convertible bonds (including by an expansion of existing series of Company's convertible bonds, as may be from time to time), warrants exercisable into Company shares, warrants exercisable into Company bonds and convertible bonds, and commercial securities, offered by the Shelf Offering Report which shall be submitted according to the Securities Regulations (Shelf Registration of Securities), 5765-2005 ("Shelf Offering Report") which shall be published under this Prospectus (the “Approval in Principle”).

Granting the Approval in Principal does not constitute a confirmation for registration of the aforementioned securities, and they will be listed for trade subject to the receipt of approval by the Stock Exchange to the request to list securities for trade based on the Shelf Offering Report.

Granting the Approval in Principal shall not be deemed to be an undertaking to provide an approval to list the securities for trade under the Shelf Offering Report. The approval of the request to list securities for trade under the Shelf Offering Report will be subject to the provisions of the Bylaws and Guidelines of the Stock Exchange, as shall be in force upon the submission of the request to list securities for trade under the Shelf Offering Report.

Additionally, the Approval in Principal does not constitute confirmation of the details included in this Shelf Prospectus or their reliability or completeness, and shall not constitute expression of an opinion regarding the Company or the quality of the securities offered in the Shelf Prospectus or the price at which they will be offered in the Shelf Prospectus.

1.3	Capital of the Company

A-2

1.3.1	The composition of the Company’s capital as of March 31, 2016 (in NIS thousands) is as follows:

Share capital	97
Share premium	80,678
Reserve for re-measurement of defined benefit plans	701
Capital reserve for transactions with controlling shareholders	-
Capital reserve for transactions with rights holders which do not grant control.	(1,782)
Loss balance	(8,973)
Total capital attributed to shareholders of the Company	70,721
Non-controlling interests	(4,852)
Total capital of the Company	65,869

1.3.2	The Equity Before Listing for Trade, as the term is defined in Chapter I of the Second Part of the Stock Exchange Rules and Regulations, attributed to the shareholders of the Company, is in the amount of approximately NIS 70,683,000. The decrease in capital of NIS 38,000 compared to the equity as of March 31, 2016, arises from: (a) deduction of an amount of approximately NIS 3,000 from the equity for a current debt balance of Pointer to the Company shortly before the publication date of the Prospectus, and (b) deduction of an amount of NIS 35,000 from the equity for the issuance expenditure of the period starting from April 1, 2016 and until the publication of the Prospectus and without the effects of income and loss in the period starting from April 1, 2016 and until the publication of this Prospectus.

1.3.3	The Company’s share capital as of the Prospectus date:

Class of shares	Registered share capital	Issued and outstanding share capital
Ordinary share par value NIS 0.0121 each	1,400,000,000	8,003,900

A-3

Chapter B - Description of the Distribution in Kind Contemplated by this Prospectus

2.1	Definitions

2.1.1	In this chapter, the following terms shall have the meanings ascribed to them:

"Stock Exchange Approval"	-	Approval of the stock exchange to listing for trade of the shares offered, received before the publication date of this Prospectus;

"Eligible Shareholders"	-	Shareholders of Pointer on the effective date, including registered and non-registered shareholders;

"Registered Shareholders"	-	Eligible shareholders, who appear in the Pointer Shareholder Register managed by AST, as registered shareholders of Pointer;

"Non-Registered Shareholders"		Eligible shareholders, who hold shares in Pointer through a Member of the Stock Exchange, a member of a Stock Exchange Clearing House or foreign brokers.

"Stock Exchange"	-	The Tel Aviv Stock Exchange Ltd.

The "Nominee Company"	-	Nominee Company of Israel Discount Bank Ltd.

The "Company"	-	Shagrir Group Vehicle Services Ltd.

"Offered Shares"	-	All issued and outstanding shares of the Company, i.e. shares for distribution, allocated shares and employee shares;

The "NASDAQ"	-	The NASDAQ stock market in the United States.

"Ordinance"	-	Income Tax Ordinance [New Version], 5721-1961;

"Authority"	-	The Securities Authority;

"Members of the Stock Exchange" or "Member of the Stock Exchange"	-	As defined in Part A of the Stock Exchange Regulations;

B-1

The "Companies Law"	-	The Companies Law, 5759-1999;

The "Securities Law"	-	The Securities Law, 5728-1968;

"Pointer"	-	Pointer Telocation Ltd. a publicly traded Israeli company whose traded securities are dual listed on the Stock Exchange and the NASDAQ.

"Distribution Coordinator"	-	Excellent Nessuah Stock Exchange Services Ltd.

"Withholding for Dividends Regulations"	-	Income Tax (Withholding of Interest, Dividends and Certain Profits), 5766-2005.

2.2	Securities at the Subject of the Prospectus

2.2.1	8,003,900 ordinary shares[1], listed by name, par value NIS 0.0121 each of the Company (the "Company Shares"), held as of the date of this Prospectus by: Pointer, the Distributing Entity (as defined in Section 2.6.1 below), and officers and employees of the Company, will be distributed and listed for trade in the following manner: (a) 7,792,444 ordinary shares of the Company par value NIS 0.0121 each (which represent 97.36% of the total issued and outstanding share capital of the Company as of the date of the Prospectus) will be distributed to shareholders of Pointer on the effective date for the distribution (as defined below) as dividend in kind, such that every shareholder of Pointer on the effective date for the distribution will be entitled to receive one share of the Company for each share of Pointer held on the effective date less the Tax Shares (as defined below)as applicable (the "Distribution Shares"); (b) 73,688 ordinary shares par value NIS 0.0121 each of the Company (which represent approximately 0.92% of the total issued and outstanding share capital of the Company as of the date if this Prospectus), listed under the name of the Distributing Entity as defined below (the "Distribution Shares") will be listed for trade; and (c) 137,768 ordinary shares par value NIS 0.0121 each of the Company (which represent approximately 1.72% of the issued and outstanding share capital of the Company as of the date of this Prospectus) held by employees and officers of the Company (the "Employee Shares") will be listed for trade; and (d) up to 275,455 ordinary shares par value 0.0121 each of the Company which will derive from the exercise of non-tradable Restricted Share Units (RSUs) granted by the Company to its employees and officers[2] will be listed for trade.

1 The data appearing in this chapter regarding the number of Company shares par value 0.0121 reflects the share capital subsequent to splitting of the Company shares as described in Section 3.2.2 of Chapter C of the Prospectus.

2 For more details, see Section 3.2.2 of Chapter C of this Prospectus

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2.3	Listing of Company Shares for Trade

2.3.1	After listing the Company’s shares for trade, they will not be subject to any restriction under the Securities Law and its regulations and/or the Stock Exchange Regulations and Bylaws.

2.3.2	For details regarding the rights attached to the shares of the Company and the arrangements determined in the Company’s Articles of Association, see Chapter D of this Prospectus.

2.4	The Offered Shares for Distribution as Dividend in Kind

2.4.1	The effective date with regard to determining the eligibility of shareholders of Pointer to receive the dividend in kind at the subject of this Prospectus is seven (7) days after the date of publication of this Prospectus is June 7th, 2016, (the "Effective Date").

2.4.2	The date on which the distribution of dividend in kind, the subject of this Prospectus, is actually performed to the Eligible Shareholders is June 23rd, 2016 (the "Distribution Date").

2.4.3	The date on which trade commences in the Stock Exchange of the Company Shares, including the Distribution Shares, will be two (2) business days after the Distribution Date (the "Commencement of Trading Date").

2.5	Manner of Performing the of Shares as Dividend in Kind[3]

The distribution of the Distribution Shares as dividend in kind to the Eligible Shareholders (the "Distribution") will be performed in the following manner:

2.5.1	The Number of Distribution Shares –

Eligible Shareholders, whose shares in Pointer are traded on the Stock Exchange, will be eligible as of the Distribution Date to receive 100% pro rata of the Distribution Shares to which they are entitled (and Section 2.9.1.2 shall apply to all such shares). Eligible Shareholders whose shares in Pointer are traded on the NASDAQ will be eligible to 75% pro rata of the Distributed Shares to which they are entitled (the "Net Distribution Shares") all in accordance with the provisions below.

3 For the avoidance of doubt, it is clarified that all the transfers of the Distribution Shares described below shall be carried out through transactions external to the Stock Exchange.

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2.5.2	Depositing the Distribution Shares with the Distribution Coordinator

After the Effective Date and before the distribution is performed, the Nominee Company shall provide instructions to the clearinghouse regarding the deposit in favor of the clearing house member who manages the Distribution Coordinator's account for all Distribution Shares, in accordance with the documents which shall be delivered by the Company to the Nominee Company for the purpose of depositing the Distribution Shares at the clearing house.

2.5.3	Depositing the Tax Shares

On the Distribution Date, the Distribution Coordinator will transfer 25% of the Distribution Shares to the Tax Trustee (as defined in Section 2.9.2 hereto), to which the Eligible Shareholders whose shares are traded on the NASDAQ are entitled in order to withhold tax at source (the "Tax Shares"), all in accordance with Section 2.9.1.3 below. In the event that fragments of shares are created as a result of the withholding of tax, the number of Tax Shares will be rounded such that a fragment that is 0.5 or higher will be rounded upward to the next nearest whole number, and a fragment that is 0.5 or less will be rounded downward to the next nearest whole number. The Tax Shares shall be deposited on the Distribution Date with the Tax Trustee, who shall sell such Tax Shares and transfer the consideration for such sale to Pointer for the tax payment. For details and an elaboration in this regard, and the taxation arrangement received by the Company and Pointer from the Tax Authority, see Section 2.9 below.

2.5.4	Distribution of Shares shall be performed as follows -

2.5.4.1	The distribution of Distribution Shares for Eligible Shareholders, whose shares in Pointer are traded on the Stock Exchange, shall be done by the Stock Exchange clearinghouse through which the clearing house member who manages the Distribution Coordinator's account for all Distribution Shares shall be charged, and the clearing house accounts will be credited according to their holdings of Pointer shares traded on the Stock Exchange, on the Effective Date.

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2.5.4.2	The distribution of Distribution Shares to the Eligible Shareholders, both Registered Shareholders and non-Registered Shareholders, whose shares in Pointer are traded on the NASDAQ, shall be performed based on records prepared by the Distribution Coordinator during the period commencing on the Effective Date and concluding shortly prior to the Distribution Date, based on the list that shall be received from the American Stock Transfer & Trust Company LLC ("AST"), no later than business days prior to the Distribution Date (the "Final Date for Providing Clearing Details") and the collection of the details within the account identification process, as set forth below. This list will include (the "Distribution Register"): (a) Regarding Non-Registered Shareholders, the names of the members of the Depository Trust Company (DTC) which hold shares of Pointer for these shareholders, the relevant number of shares for each DTC member, and the details of the clearance information of the Israeli clearinghouse members to whom the Distributed Shares for the DTC members should be transferred, including the account information of the Israeli clearinghouse member; and (b) Regarding Registered Shareholders, the names of the Eligible Registered Shareholders, the relevant number of shares for each DTC member, and the clearing information which the shareholders will need to provide to the AST or Distribution Coordinator no later than the Final Date for Providing Clearing Details (as defined above) according to which the Distributed Shares may be transferred for the above Eligible Registered Shareholders, i.e. the details of the account in which the Israeli securities shall be deposited.

On the Distribution Date, the Distribution Coordinator will credit the Compliant Accounts (as defined in Section 2.5.4 below) of all these shareholders according to the clearing details included in the Distribution Register with regard to the Registered Shareholders.

2.5.4.3	It is clarified that the Distribution Coordinator will examine the compliancy of the accounts from among the accounts included in the Distribution Register with regard to the Registered Shareholders for any account whose details appear unreasonable, at its sole discretion. If the account is not found to be Compliant, the Eligible Shareholders will be updated by the Distribution Coordinator via the AST.

2.5.5	Shareholders or DTC members who have not provided their clearing information: Registered shareholders who, by the Final Date for Providing Clearing Details, have not provided details of a Compliant Account, or Non-Registered Shareholders who the DTC members have not provided clearing information or compliant clearing information by the Final Date for Providing Clearing Details, the proportion of these shareholders in the Net Distribution Shares (the "Trust Shares") will be deposited with ESOP Management and Trust Services Ltd. (the "Trustee of the Shareholders"), which will serve as a trustee for these shareholders, in accordance with the following provisions (the "Shareholders Who Did Not Provide Clearing Information"):

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The Trust Shares will be deposited in the account with the Trustee of the Shareholders for the Shareholders and DTC members who have not provided their clearing details.. Each one of the Shareholders Who Did Not Provide Clearing Information will be entitled to contact the Trustee of the Shareholders and, subject to the presentation of identification details and ownership of shares, as set forth in Section 2.5.6.4 below, and request to operate in one of the following manners: (a) transfer its relative part of the Trust Shares to a Compliant Account; (b) continue to hold the Trust Shares for it and use the shares and rights arising from them in accordance with its instructions, which shall be transferred to the Trustee of the Shareholders at the latest by ten (10) days prior to the termination of the holding term by the Trustee of the Shareholders - in such a case, these shares will be deducted from the Trust Shares, and will be considered to be shares that have been transferred to the aforesaid shareholder, for all intents and purposes, and the trust provisions applicable with respect to the Trust Shares will not apply; (c) sell the shares in the Stock Exchange and transfer their consideration to the Shareholders Who Did Not Provide Clearing Information, subject to withholding tax at source if applicable under any law.

The Trust Shares or part thereof that remain in the Trust Account at the end of seven (7) years from the Distribution Date (the "Term of Holding by the Trustee of the Shareholders") will be sold by the Trustee of the Shareholders, and the consideration from the sale will be transferred to Pointer, all in accordance with the provisions of Sections 2.5.6.6 –and 2.5.6.7 below.

2.5.5.1	If dividend is distributed for the Trust Shares, as they may be from time to time after the issue date, the relative portion of the dividend as stated in the Trust Account of the Shareholders will be deposited for the Shareholders Who Did Not Provide Clearing Information.

2.5.5.2	In any case of issuance of rights, the Trustee of the Shareholders will sell the rights for the Trust Shares held thereby on the Effective Date for the issuance rights, on the trading day of the rights, and the amounts of the consideration for the sale of the rights (the "Consideration for the Sale of the Rights") will be deposited in the Trust Account for the relevant Shareholders Who Did Not Provide Clearing Information..

2.5.5.3	Provided that the Trust Shares are held in trust, the Trustee of the Shareholders and/or the Shareholders Who Did Not Provide Clearing Information may not vote with the Trust Shares and/or participate in meetings of the shareholders for these shares, and may not perform any action with respect to the Trust Shares and/or rights arising from them and/or dividends accrued for them, excluding as set forth above.

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2.5.5.4	A Shareholder Who Did Not Provide Clearing Information that wishes to exercise its right to receive its relative part of the Trust Shares, including any dividend amount or consideration for the sale of rights created for its relative part of the Trust Shares, will be required to meet the following conditions: (a) providing lawful certificate of ownership (or confirm ownership with methods determined by the Company), valid as of the Effective Date, of shares of Pointer, suitable to its relative part of the Distribution Shares and its presentation to the Company and Trustee of the Shareholders and any other reasonable detail that the Trustee of the Shareholders will be required to receive; and (b) if a Shareholder Who Did Not Provide Clearing Information is interested in the alternative set forth in Section 2.5.6 (a) above - opening a compliant securities account and providing the details of the aforesaid account and of the Stock Exchange Member with which the account is located as stated to the Company and Trustee of the Shareholders (jointly, the "Proof of Ownership Conditions").

2.5.5.5	In the event that the Proof of Ownership Conditions are completed before the end of the holding period by the Trustee of the Shareholder, the Trustee of the Shareholder will act with the relevant Trust Shares in accordance with one of the alternatives set forth in Section 2.5.6 above, subject to the terms of the instructions to the Trustee of the Shareholders. In the event that a Shareholder Who Did Not Provide Clearing Information chooses alternative 2.5.6 (a) above - the Trustee of the Shareholders will deposit its relative part of the Trust Shares belonging to the same shareholder who provided the Proof of Ownership Conditions as stated, and any financial amount created for the credit of these shares for the distribution of dividend or consideration in the sale of rights, with a Stock Exchange Member whose details have been provided as stated in subsection 2.5.6.4 above.

2.5.5.6	In the event that the Proof of Ownership are not fulfilled up to 10 days prior to the termination of the holding term by the Trustee of the Shareholders, and subject to the terms of the instructions to the Trustee of the Shareholders, the Trustee will sell, during a period that will not exceed 12 months from the end of the Holding Period by the Trustee of the Shareholders (the "Sale Period by the Trustee of the Shareholders") the remaining Trust Shares held thereby on the Stock Exchange, from time to time and at its discretion; at the end of the Sale Period by the Trustee of the Shareholders, the trust on the Trust Shares will be concluded.

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2.5.6	The consideration that will be received from the sale of the remaining Trust Shares as stated above, after deducting payments that will be agreed upon between the Trustee of the Shareholders and the Pointer, and after deducting all legally required payments and in addition to dividends and consideration from the sale of rights, if any, will be transferred to Pointer, which shall be permitted to use them for all intents and purposes, and the Shareholders Who Did Not Provide Clearing Information will not have any claim and/or demand and/or allegation in connection with the same, as applicable by law.

2.6	Listing the Distribution Shares for Trade

2.6.1	The Distribution Shares are held by Barak Capital (the "Distributing Entity") and will be listed for trade in the Stock Exchange under this Prospectus.

2.6.2	The Distributing Entity will hold the Distribution Shares in a blind trust in order to sell the Distribution Shares by no later than 12 months from the date of commencement of trade of the Company’s shares (the "Holding Period by the Distributing Entity"). The Distributing Entity is given absolute discretion in connection with the sale of the Distribution Shares, including the timing and price of the sale. The consideration for the sale of the Distribution Shares, minus the tax arising from their sale by the Distributing Entity and after deducting certain other fees ("Net Consideration for Sale") will be transferred from the Distributing Entity to Pointer. In addition, if dividends are distributed for the sale of the Distributed Shares, they shall be held in deposit by the Distributing Entity and transferred by it to Pointer together with any yields accrued on their account, only after the sale of all the Distribution Shares by the Distributing Entity and together with the Net Consideration for Sale to Pointer. Additionally, during the Holding Period by the Distributing Entity, the Distributing Entity will exercise the voting rights of the Distribution Shares at its sole discretion. Notwithstanding the aforementioned, the Distributing Entity will be considered to have personal interest at votes concerning the approval of transactions that the controlling shareholder of the Company has personal interest in, and in votes to approve other transactions in which the the controlling shareholder should be identified.

2.6.3	On January 6, 2016, the Company received preliminary ruling from the Authority, which provides that the staff of the Authority, inter alia and subject to Section 2.6.2 above, will not intervene in the Company’s position whereby the Distribution Shares can be considered public holdings.

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2.7	Listing Employee Shares for Trade

2.7.1	The employee shares, issued on March 3, 2016 to a Trustee on behalf of the employees and officers of the Company for fully vested restricted share units (RSUs)[4], will be listed for trade on the Stock Exchange under this Prospectus.

2.8	Minimum Distribution, Rate and Value of Public Holdings and Equity

2.8.1	Listing for trade in the Stock Exchange of the shares offered under this Prospectus is contingent on compliance with the provisions of the Stock Exchange Rules and Regulations and the provisions thereunder regarding listing of shares for trade of a new company, of the same type as the Company (the "Listing for Trade Provisions").

2.8.2	Under the Stock Exchange Approval, as of the date of this Prospectus, the Listing for Trade Provisions regarding the shares listed for trade under this Prospectus, were complied with, as such: the total equity of the Company on the date of receipt of the Stock Exchange approval was not less than NIS 35,000,000, the value of the public's holdings expected after the listing for trade is no less than NIS 40,000,000, the Company completed at least 12 months of operations regarding which Financial Statements were compiled and the rate of expected public holdings of Company shares is at least 15% (as these terms are defined in the Second Part of the Stock Exchange Rules & Regulations). According to the valuation provided to the Company by Variance Economic Consulting Ltd., attached to the Prospectus hereto as Appendix 1, the Company's value as of December 31, 2015 is approximately NIS 68,000,000.

2.9	Manner of Withholding Tax at Source for Distribution Shares

On May 16, 2016, Pointer received a tax arrangement from the Tax Authority in a preliminary approval proceeding with respect to the manner of withholding tax at source for the distribution ("Approval of the Tax Authority"). Approval of the Tax Authority is attached to this Prospectus as Appendix 2.

The following is a general description of some of the principles set forth in the Approval of the Tax Authority: 5

2.9.1.1	The value of the dividend in kind shall be determined in accordance with the product of the number of the Distribution Shares multiplied by the average closing price of the Company Shares in the first three trading days after the date of the distribution (the "Dividend Value"). The Dividend Value shall be published by Pointer at the end of the first three days of trade after the Distribution Date. Furthermore, for the Eligible Shareholders, the purchase date of their portion of the Distribution Shares shall be the Distribution Date, and the original price shall be determined in accordance with their portion of the Dividend Value.

4 For more details on the issuance of employee shares, see Section 3.2.2 of Chapter B of the Prospectus.

5 It shall be clarified that the full version of the Approval of the Tax Authority attached to this Prospectus as Appendix 2 is the binding document.

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2.9.1.2	As for the dividend in kind distributed to Eligible Shareholders, which as of the Effective Date hold shares in Pointer traded on the Stock Exchange, tax shall be withheld at the source by the relevant Member of the Stock Exchange for their portion of the Distributed Shares, in accordance with Regulation 2 of the Income Tax Regulations (Withholding from Interest, Dividend and Certain Profits), 5766-2005 (the "Maximum Withholding Regulations").

2.9.1.3	As for the dividend in kind distributed to Eligible Shareholders, which at the Effective Date are hold shares ni Pointer which are traded on the NASDAQ: (a) in general, tax shall be withheld at the source by Pointer, for their portion of the Distribution Shares, according to Regulation 2 of the Withholding Regulations at a rate of 25% (the "Withheld Tax Amount"). Such shareholders shall be entitled to receive their portion of the Net Distributed Shares, equal to 75% of the Distribution Shares to which they are entitled, and 25% of the Distribution Shares to which they are entitled shall be transferred to the Tax Trustee as mentioned in section 2.9.2; (b) a Member of the Stock Exchange which holds shares for its customers, who are Eligible Shareholders, through a foreign broker, shall provide the Tax Trustee, not later than 5 (five) days prior to the Effective Date , a statement regarding the amount of the shares of its clients traded on the NASDAQ and a statement according to which it constitutes a Financial Institution, as defined in the Withholding Regulations (the "Stock Exchange Member Declaration"), and therefore such Member of the Stock Exchange shall be responsible for the execution of the tax withholding at the source for the relevant portion of the Distribution Shares. Additionally, the Stock Exchange Member Declaration shall include a specification regarding the amount of shares which must be deducted from the foreign broker's entitlement, according to the Distribution Register. After receiving the Stock Exchange Member Declaration, the Tax Trustee shall transfer to the Member of the Stock Exchange the Tax Shares which were transferred to him for the Entitled Shareholders which are the customers of the Member of the Stock Exchange, in addition to a notice confirming that no tax shall be withheld for him. It shall be clarified that in the case that a Stock Exchange Member Declaration shall be received prior to the Distribution Date, the Distribution Coordinator shall transfer to the Member of the Stock Exchange at the Distribution Date 100% of the portion of the shareholders, all subject to the coordination and consent of the foreign broker who holds the relevant shares on the NASDAQ.

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2.9.1.4	On the Effective Date, all Distribution Shares shall be perceived as sold by Pointer, and the consideration for such sale shall be in the amount of the value of the dividend, and the provisions of the Ordnance and the regulations thereto shall apply. Furthermore, Pointer shall transfer the withheld tax to the Tax Authority in cash, regardless of the consideration which shall be received for the Tax Shares which shall be sold. For the determination of the price of the Shares for which the tax shall be actually paid, the original price and the purchase date shall be determined in accordance with section 2.9.1.1 above.

2.9.1.5	On the Effective Date, the Company shall provide the Distribution Coordinator with the precise number of Tax Shares for deposit with ESOP Management and Trust Services Ltd. (the "Tax Trustee"). These shares shall be sold and their consideration shall be used to cover payments of withholding tax at source, applicable to Pointer for the distribution.

2.9.1.6	The Tax Trustee shall hold the Tax Shares in a trust account for the benefit of Pointer (the "Tax Trustee Account").

2.9.1.7	As of the Distribution Date, and subject to the terms of the instructions to the Tax Trustee, the Tax Trustee shall sell, within a period that does not exceed 180 days after the Distribution Date (the "Term of the Sale by the Tax Trustee") all of the Tax Shares in consideration for their price in the Stock Exchange on the sale date, in an amount required for the use of such sale consideration, for the purpose of covering the amount of tax paid by Pointer in cash and in full. In the event that by the end of the selling period, any shares remain with the Tax Trustee, they shall be transferred to the Trustee of the Shareholders, as mentioned in section 2.9.7, and the trust on the Tax Shares shall be terminated.

2.9.1.8	After the sale of the Tax Shares by the Tax Trustee, the Eligible Shareholders shall not have any claim, demand or allegation towards the Company and/or Pointer in connection with the same, even if retroactively it is discovered that higher consideration could have been received for the Tax Shares or their sale (or part thereof) was not actually required for the coverage of the payment of the tax withholding.

2.9.1.9	If the net consideration from the sale of the Tax Shares is not sufficient for withholding tax at source in full, Pointer shall pay the missing amount.

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If any Tax Shares shall remain with the Tax Trustee, after the sale of the required amount of Shares required for the full payment of the tax withheld, as mentioned in section 2.9.4 above (the "Remaining Tax Shares"), the Tax Trustee shall transfer the Remaining Tax Shares to the Trustee of the Shareholders, which shall hold the Shares during the Term of Holding by the Trustee of the Shareholders. The Eligible Shareholders from whom tax was withheld, as mentioned in section 2.9.1.3(a) above, shall be entitled to apply to the Trustee of the Shareholders, according to the options listed in section 2.5.6 above, in order to receive their portion of the Remaining Tax Shares. At the end of the Term of Holding by the Trustee of the Shareholders, the Trustee of the Shareholders shall transfer the rest of the Remaining Tax Shares (if there shall be any) to Pointer, according to section 2.5.6.7 above.

2.10	Taxation of the Securities Offered under this Prospectus

Under the current law, the securities included in this Prospectus (the "Securities") are subject to the tax arrangements described in brief below:

2.10.1	Tax Rates on Capital Gains on the Sale of the Securities

In accordance with Section 91 of the Ordinance, a real capital gain on the sale of securities by an Israeli-resident individual, in the case that the income from the sale of the securities does not constitute income from a "business" or "occupation" and the individual does not sustain financing expenses, is taxable at the marginal rate applying to the individual under Section 121 of the Ordinance, subject to a maximum of 25%, and the capital gain shall be regarded as the highest bracket in the scale of his taxable income. Such tax excludes the sale of securities by an individual who is a "substantial shareholder" in a company, i.e. who holds, directly or indirectly, alone or jointly with another6, at least 10% of one or more types of means of control in the company on the date of the sale of the securities or at any time during the 12 months prior to such sale, while the tax rate on a real capital gain in such instance shall be up to a maximum of 30% ("Substantial Shareholder").

Furthermore, where an individual claims real interest expenses and linkage differences on securities, the capital gain on the sale of the securities is liable to tax at a rate of 30%, until the determination of provisions and conditions for the deduction of real interest expenses under Sections 101A(a)(9) and 101A(b) of the Ordinance. The reduced tax rate as mentioned shall not apply to an individual whose income from the sale of securities constitutes "business" income or income from an "occupation," in accordance with the provisions of Section 2(1) of the Ordinance, in which case he shall be charged marginal tax as set forth in Section 121 of the Ordinance.

6 As this term is defined in Section 88 of the Ordinance

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On August 13, 2012, the Law to Reduce the Deficit and Change the Tax Burden (Legislative Amendments), 5772-2012 was published. In accordance with the aforesaid law, as of January 1, 2013, additional tax shall apply at a rate of 2% on part of the taxable income of an individual that exceeds NIS 803,520 (as of 2016).

A body of persons shall be taxable on real capital gains on the sale of securities at the corporate tax rate (25% as of 2016).

In general, a foreign resident (individual or body of persons), as defined in the Ordinance, is exempt from tax on capital gains upon the sale of securities traded on the Stock Exchange in Israel, pursuant to Section 97(b2) of the Ordinance (excluding Israeli treasury bills and short-term bonds in accordance with Amendment 186 to the Ordinance), provided that the capital gain is not in his permanent enterprise in Israel and if the purchase of the security was within the Prospectus or thereafter, and in accordance with the conditions and limitations of Section 97(b2) of the Ordinance. The above shall not apply to a body of persons or foreign-resident, in the event that Israeli residents are controlling shareholders or beneficiaries entitled to 25% or more of the income or profits of the foreign-resident body of persons, directly or indirectly, alone or jointly with another, or together with another resident of Israel as provided in Section 68A of the Ordinance. It is noted that in the event that such exemption does not apply, the exemption provisions of the tax treaty (if any exists) between Israel and the country of residence of the foreign resident may apply, subject to the submission in advance of an authorization of the Tax Authority confirming the exemption from withholding tax at source.

An exempt mutual fund as well as provident funds and entities exempt from tax under Section 9(2) of the Ordinance are exempt from tax on capital gains from the sale of securities, as stated, in accordance with and subject to the conditions of the Section. The taxable income of a taxable mutual fund from the sale of securities is subject to the tax rate applying to the income of an individual that does not constitute income from a "business" or "profession," unless explicitly determined otherwise. In the absence of a special tax rate for the income, the income shall be subject to tax at the maximum rate determined in Section 121 of the Ordinance.

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2.10.2	Withholding Tax at Source of Capital Gains from Securities

With regard to the withholding of tax from real capital gains on the sale of the offered Securities, in accordance with Sections 164-243 of the Ordinance and the provisions of the Income Tax Regulations (Deduction from Proceeds, Payment or Capital Gain on the Sale of Securities, Sale of a Mutual Fund Unit or a Future Transaction), 5763-2002, a Taxable Person (as this term is defined in aforementioned regulations) who pays the seller a consideration for the sale of Securities, is required to deduct tax at a rate of 25% from the real capital gain, and in the case of a Security that is not linked to the index as defined in Section 91 of the Ordinance, at a rate of 15% from the capital gain when the seller is an individual, and at a corporate tax rate as defined in Section 126(a) of the Ordinance (25% in 2016), when the seller is a body of persons. This is subject to exemption approvals (or a reduced rate), provided in advance, from withholding tax at source, issued by the tax assessor and subject to offsetting losses that the withholder may perform at source. Additionally, tax shall not be withheld at source for a provident fund, mutual funds and other entities exempt from withholding tax at source under law. It is noted that if at the time of the sale the full withholding tax was not deducted from the real capital gain, Section 91(d) of the Ordinance and the provisions pursuant thereto regarding reporting and advance payment in respect of such a sale shall apply.

Tax shall not be withheld for a foreign resident as stated in accordance with certain conditions set forth in Section 7 of the Income Tax Regulations (Deduction from the Consideration, the Payment or the Capital Gain upon the Sale of a Security, of an Investments Trust Unit or of a Futures Transaction), 5763-2002.

Trust funds, provident funds and other funds listed in the addendum to the Maximum Withholding Regulations are exempt from withholding tax at source under the law.

Should the securities offered in the Prospectus be delisted from the Stock Exchange, withholding tax that shall be deducted at the time of their sale (after the delisting) shall be at a rate of 30% of the consideration, to such extent that a certificate from the tax assessor specifying another rate for withholding tax (including an exemption from withholding tax) has not been provided.

2.10.3	Set-Off of Losses from the Sale of the Offered Securities

Generally, capital losses from the sale of the Securities shall be permitted for set-off in instances in which, had profits been created, these would have been liable for tax.

In the tax year in which loss was generated from the sale of the Securities, during which, if there were capital gains, they would have been subject to tax, it shall be possible to set-off against real capital gains and real estate betterment that arises from the sale of any asset, based on the principles set forth in Section 92 of the Ordinance. Whether the income was generated from an asset in Israel or external thereto (excluding taxable inflationary capital gains that is offset with a ratio of 1 to 3.5).

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Capital loss in the tax year from the sale of securities may be offset against income from interest or dividend received in the same tax year for the security or against income from interest or dividend from other securities received in the same tax year, provided that the tax rate applicable to the interest or dividend from the other security as stated does not exceed 25%.

Loss that cannot be offset, in whole or in part, in a given tax year as stated above, may be offset against capital gains and land betterment only as stated in Section 92(b) of the Ordinance in the tax years that follow one another, after the year in which there was the loss, provided that a report is submitted to the tax assessor for the tax year in which the loss occurred.

With respect to offsetting losses from tradable securities that were created before 2006, additional limitations exist regarding the manner of offset, determined in the applicability provisions for Section 92 of the Ordinance before amendment 147. In accordance with the provisions of Section 94c of the Ordinance, in the sale of a share by a body of persons, the dividend amount received in connection with the share during the 24 months that preceded the sale, but no more than the loss amount, shall be deducted from the capital loss amount created from the sale of the share, excluding dividend on which tax was paid (excluding tax paid outside of Israel) at a rate of 15% or more.

2.10.4	Tax Rate Applicable to Income from Dividend for the Company’s Shares

Dividends derived from shares of the Company shall be taxable generally when held by an individual Israeli resident at a rate of 25%, unless the shareholder is a Substantial Shareholder of the Company upon receipt of the dividend or any date in the 12 preceding months, in which case the tax rate shall be 30%.

In general, dividend received by Israeli resident companies shall not be considered taxable income, provided that the source of the dividend is not income generated or produced outside of Israel and is not from a dividend originating in an approved or beneficiary enterprise, as defined in the Capital Investments Encouragement Law, 5719-1959 (the "Capital Investments Encouragement Law").

Dividend received by a Family Company shall be taxable at a rate of 25%, unless if the representative taxpayer, as defined in Section 64a of the Ordinance, is a Substantial Shareholder7, directly or indirectly, in the Company that paid the dividend, in which case the tax rate shall be 30%.

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A foreign resident shall be subject to dividend tax at a rate of 25%, excluding a foreign resident who is a Substantial Shareholder7 on the date on which the dividend was received or any date in the 12 preceding months, in which case the tax rate shall be 30%, subject to the provisions of a double tax prevention treaty (if any) formed between the State of Israel and the country of residence of the foreign resident, and subject to providing in advance confirmation of exemption from withholding tax at source from the Tax Authority.

Dividend originating in shares of the Company by an exempt mutual fund, provident fund or other entities exempt from tax under Section 9(2) of the Ordinance, and which meet the special exemption conditions for dividend under the same section, shall be exempt from tax. For a taxable mutual fund, the applicable tax rate is the tax rate that applies to income of an individual whose income does not constitute income from a "business" or "profession," unless explicitly determined otherwise by law.

2.10.5	Withholding Tax at Source from Dividends

Pointer shall withhold tax at source in a distribution of the dividend in accordance with the Maximum Withholding Regulations. In accordance with the Maximum Withholding Regulations, the withholding of tax at source in the distribution of dividend for the Company’s shares, whose shares are listed for trade in the Stock Exchange and held with the Nominee Company, to an individual who is a resident of Israel or a foreign resident (individual /group of persons) shall be at a rate of 25%. The above also applies with respect to an individual and foreign resident who is a Substantial Shareholder of the Company on the date of the receipt of the dividend or any date in the 12 preceding months. Withholding tax at source that is paid by a body of persons that is a resident of Israel whose shares are traded in the Stock Exchange due to the Shares held by the Nominee Company shall be performed by a financial institution.

According to the Maximum Withholding Regulations, in the event that a dividend is paid to a resident of Israel, a limited tax rate shall be determined under any law with respect thereto, and tax shall be withheld based on the determined amount. Regarding a foreign resident, the rate of withholding at source shall be subject to the provisions of a double tax prevention treaty(if any) formed between the State of Israel and the country of residence of the recipient, and subject to advance confirmation to exempt from tax at source from the Tax Authority.

7 As this term is defined in Section 88 of the Ordinance.

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Tax shall not be withheld at source for a provident fund, mutual funds and other entities exempt from withholding tax at source under law.

The above general description does not come in the stead of individual advice by experts, taking into consideration the specific circumstances of each investor. It is recommended to anyone considering purchasing securities under this prospectus to seek for professional advice that clarifies the tax consequences for him, taking into consideration his specific circumstances.

Due to the significant tax changes that have occurred in the capital market following the income tax reform, the proper practice for implementing its provisions is not yet developed, and there may be several interpretations regarding the manner of their implementation. Moreover, there may be legislative changes in the provisions of the reform. Naturally, the content and effect of such changes cannot be foreseen, including in relation to the tax rulings received by the Company.

As is customary in financial investment decisions, one must consider the tax consequences arising from investing in the offered securities. The above does not purport to constitute an agreed interpretation of the provisions of the Law mentioned above or a concise description of the tax provisions related to the securities offered, and does not replace professional consulting on the matter. It is proposed that each purchase of securities offered seek professional advice regarding the specific implications of the local law and the foreign tax implications for the purchase, holding and sale of the offered securities, including implications of any change proposed in the aforesaid laws, in accordance with the special information for each purchaser.

It is clarified that the above is based on the tax laws as of the date of the Prospectus, and of which the Company is aware, and changes to the tax laws may apply retroactively and/or lead to different results.

2.11	The Offer of the Securities under this Prospectus

Pursuant to this Prospectus, which constitutes also a shelf prospectus, the Company may issue different types of securities, according to applicable law – ordinary shares of the Company par value 0.0121 each, bonds (including by expanding existing series of Company bonds, as may be from time to time), Company convertible loans (including by expanding existing series of Company bonds, as may be from time to time), warrants convertible to Company Shares, warrants convertible to bonds and to convertible bonds for Company shares and to commercial papers (in this section: "Securities").

The offer of Securities according to this shelf prospectus shall be made in accordance with the provisions of article 23(a)(f) of the Securities Law, by shelf proposal reports in which all the detailed required according to Chapter C of the Securities Regulations (Details, Structure and Form of Prospectus), 5729-1969 (the "Prospectus Details Regulations") shall be completed, including the details and conditions of the Securities and the composition of the offered units, according to applicable law, including according to the Stock Exchange Regulations and Bylaws and the views of the Securities Authority personnel, as shall be at that time.

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Chapter C - Capital of the Company

3.1	Share Capital of the Company

3.1

3.2	Changes in the Company's Share Capital

3.2.1	Registered Share Capital

As of the date of the Company’s incorporation and until the publication of the Prospectus, the following changes have occurred to the registered share capital of the Company:

Date	Nature of change	Total registered share capital
November 25, 2014	Incorporation of the Company	16,000,000 ordinary shares par value NIS 1.00 each
February 25, 2016	Splitting the Share Capital of the Company	After the split, the registered share capital of the Company is 1,280,000,000 ordinary shares par value NIS 0.0125 each
March 28, 2016	Consolidation of the Company’s share capital (undoing the decision to split)	After the consolidation, the registered share capital of the Company is 16,000,000 ordinary shares par value NIS 1.00 each
May 19, 2016	Increasing the authorized share capital by NIS 940,000	940,000 ordinary shares par value NIS 1.00 each
May 19, 2016	Splitting the Share Capital of the Company	After the split, the registered share capital of the Company is 1,400,000,000 ordinary shares par value NIS 0.0121 each
Total authorized share capital as of the Prospectus date:		1,400,000,000 ordinary shares par value NIS 0.0121 each

3.2.2	Issued and Outstanding Share Capital

As of the date of the Company’s incorporation and until the publication of the Prospectus, the following changes have occurred to the issued and outstanding share capital of the Company.

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Date	Nature of change	Total shares	Total restricted share units (“RSUs”)	Consideration received (gross)
November 25, 2014	Allocation of shares to Pointer Telocation Ltd. (“Pointer”) on the establishment of the Company	100 ordinary shares par value NIS 1.00 each	-	In consideration for their par value
February 23, 2015	Allocation of shares to Pointer	94,900 ordinary shares par value NIS 1.00 each	-	By transfer of an amount equal to the par value of the from premium to capital
March 3, 2015	Allocation of RSUs to employees and officers of the Company	-	5,000 RSUs, exercisable into 5,000 ordinary shares par value NIS 1.00 each	For additional details see Section 3.2.3 below.
December 30, 2015	The allocation to Pointer against the payment of loans in the amount of NIS 74,500,000 (including interest and linkage)	One ordinary share par value NIS 1.00 each	-	For additional details see Section 8.5.10 of Chapter H of the Prospectus
February 25, 2016	Splitting the Share Capital of the Company	After the split, the issued and outstanding share capital of the Company is 7,600,080 ordinary shares par value NIS 0.0125 each	-	-
March 28, 2016	Consolidation of the Company’s share capital (undoing the decision to split of February 2, 2016)	After the consolidation, the issued and outstanding share capital of the Company is 95,001 ordinary shares par value NIS 1.00 each	-	-
March 24, 2016	Allocation of shares to the Trustee (as defined below) for the benefit of employees and officers in respect of RSUs that vested	1,667 ordinary shares par value NIS 1.00 each	Vesting of 1,667 RSUs	For additional details see Section 3.2.3 above.
March 29, 2016	The allocation of a share to Pointer against the payment of debt in the amount of approximately NIS 4,100,000	One ordinary share par value NIS 1.00 each	-	For additional details see Section 8.5.10 of Chapter H of the Prospectus.
May 19, 2016	Splitting the Share Capital of the Company[1]	After the split, the issued and outstanding share capital of the Company is 7,989,174 ordinary shares par value NIS 0.0121 each	After the split, the balance of the RSUs is 275,455, exercisable into 275,455 ordinary shares of the Company par value NIS 0.0121 each.	-
May 19, 2016	Allocation of shares to Pointer	14,726 ordinary shares par value NIS 0.0121 each	-	In consideration for their par value
Balance at the date of the Prospectus:		8,003,900 ordinary shares par value NIS 0.0121 each	275,455 RSUs, exercisable into 275,455 ordinary shares of the Company par value NIS 0.0121 each.[2]	-

3.2.3	Compensation Plan for Employees, Officers and Consultants

On February 1, 2015, the Company’s board of directors resolved to adopt a capital compensation plan, based on which the board of directors of the Company may allow non-marketable options and/or shares and/or restricted share units (RSUs) to employees, directors, officers, consultants and service providers of the Company and its affiliates (the “Offerees” and the “Plan”). In accordance with its decision, the allocations will be subject to the capital gains track through a trustee, in accordance with the provisions of Section 102(b) of the Income Tax Ordinance [New Version], 5721-1961 (the “Ordinance”), unless it is determined otherwise regarding a specific allocation, while the trustee determined for the plan is ESOP Management and Trust Services Ltd. (in this chapter: the “Trustee”).

[1]	The data regarding the quantity of shares of the Company par value NIS 0.0121 each (after splitting the Company’s capital as stated above), appearing in this Chapter, is (in some cases) after the Company’s board of directors has utilized its authority granted thereto in the Company’s articles of association to round fragments of shares.
[2]	The number of the RSUs appearing in this chapter relates to the RSUs that are exercisable into ordinary shares par value NIS 0.0121 each, after an adjustment is performed to the number of RSUs originally granted, for splitting the share capital of the Company into shares par value NIS 0.0121 each, as stated above (in accordance with Section 3.2.3.5 below).

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On March 3, 2015, the Company’s board of directors resolved to allocate, under the Plan, 413,223 RSUs to specific employees and officers of the Company3 without payment of a purchase price in a capital gains track through a Trustee. According to the allocation agreements, the RSUs will vest over three years, as of March 3, 2015, in tranches of a third each year, provided that at the end of the each vesting period, the employee is employed by the Company. The Plan sets forth specific events (such as a merger) upon the occurrence of which immediate acceleration of the vesting period for the RSUs that have not yet vested will be performed.4 It is noted that as of the Prospectus Date, no Offeree holds more than 5% or more of the Company's issued capital, nor is any Offeree expected to, given the full vesting of the remaining tranches.

On every vesting date of the RSUs, the Company will allocate shares such employees in consideration for an exercise price that will not be less than the par value of the bonds issued under the RSUs that have vested. Additionally, the shares that will be issued from the exercise of the RSUs will be subject to the transfer restrictions in accordance with Section 102 of the Ordinance, the provisions of the Plan and subject to any law.

Other than the allocation of RSUs as stated, as of the date of the Prospectus, the Company has not allocated options and/or shares in accordance with the Plan. As of the date of the Prospectus, 137,768 RSUs have vested, and therefore on March 24, 2016, the Company has allocated 137,768 ordinary shares par value NIS 0.01215 to the Trustee, in favor of the eligible employees, against their nominal value.

In addition to the above, the Plan instructs, inter alia, the following:

3.2.3.1	The Company’s Board of Directors will resolve, subject to the provisions of any law, terms of any allocation under the Plan, including: the identity of the Offerees, number of the options and/or the shares and/or the RSUs allocated, allocation track, allocation dates, vesting and exercise terms, exercise price of the options or RSUs that have vested (, limitations and terms applicable to the allocation, and any other matter required for the management, interpretation and application of the Plan, all subject to the provisions of the articles of association of the Stock Exchange and guidelines thereunder, provided that at any rate, the exercise price is no less than the minimum price per share set forth in the and/or the Company's shares' nominal value.

[3]	165,289 of such RSUs were allocated to the CEO of the Company, Mr. Yossi Regev. For details regarding the terms of employment of the Company’s CEO, see Section 8.1 of Chapter H of the Prospectus.
[4]	It is clarified that listing the shares of the Company for trade under this Prospectus does not constitute an acceleration event.
[5]	The aforesaid number of shares is after the adjustment for splitting the share capital of the Company into shares par value NIS 0.0121 each, as stated in Section 3.2.2 above.

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3.2.3.2	As long as shares of the Company are traded on the Stock Exchange, the shares allocated as a result of the exercise of options and the vesting of RSUs under the Plan (the “Exercise Shares”) will be allocated on the nominee company's name and registered in the benefit of the Trustee or Offeree, as applicable.

3.2.3.3	Upon the performance of an allocation through a trustee, the trustee will be allocated all of the shares, options or RSUs, and the Exercise Shares.ee. All of the above will be help by the Trustee in trust in favor of the Offeree for a restriction period of 24 months from the allocation date (with respect to an allocation under a capital gains track) or 12 months (for allocations under work tracks).[6]The aforesaid shares will be registered in the Company’s records in the name of the nominee company, and will be held by the stock exchange member in a deposit managed in the benefit of the Trustee, while only the Trustee will have signature rights in the deposit. After the end of the Blocking Period, the Trustee may, at the request of the Offeree, transfer the options, shares or RSUs to the Offeree (through the nominee company) and/or sell them (including exercise and immediate sale - “same day sale”), subject to payment of all of the taxes required and the receipt of all of the approvals required under any law in connection with the sale or transfer as stated.

3.2.3.4	The board of directors may determine in the allocation agreement that the Offeree may exercise the options in its possession to shares on a net basis (without actual cash payment for the exercise price - a “cashless exercise”), subject to receipt of preliminary approval from the tax authorities and in accordance with the provisions of the bylaws of the Stock Exchange and guidelines thereunder regarding the matter of the minimum price per share, provided that the exercise price shall not be less than the Company's shares' nominal value.

[6]	It is clarified that the blocking period described above is based on the terms of the Plan. However, in accordance with the allocation agreements to employees of the Company dated march 3, 2015, the blocking period with respect to RSUs and/or shares issued thereunder will be a period of at least 24 months from the end of the tax year in which the RSUs were allocated or any other period required by the tax authorities, as determined in Section 102 of the Ordinance.

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3.2.3.5	The options plan provides adjustment mechanisms for rights of the Offerees under different circumstances, as follows:

3.2.3.5.1	In cases of technical changes to the Company’s share capital (such as splitting or consolidating capital), the number of exercise shares will be adjusted on a relative basis (without changing the exercise price).

3.2.3.5.2	In the case of a distribution of bonus shares: (a) with respect to RSUs: if the Company will distribute bonus shares, whose effective date for the right to receive them is later than the date of the RSUs allocation but is prior to the date of RSU-induced issuance of such sares, the number of allocated RSUs in an amount that reflects such RSUs' amount that each Offeree will be entitled to receive as bonus shares, in the case that shares will be allocated for such RSUs until the last trading day, before the "X date"; (b) with respect to options: in the event of a distribution of bonus shares, the number of shares subject to allocation will be adjusted, such that immediately after the Effective Date, the number of shares each Offeree is entitled to upon the exercise will increase by an amount equal to the number of shares that the Offeree would have been entitled to receive as bonus shares, if exercised the options before the effective date. It is hereby clarified that as long as the Company's Securities are traded in the Stock Exchange, such adjustment cannot be altered.

3.2.3.5.3	In the case of distribution of dividends: (a) With respect to RSUs - no adjustment will be performed for dividend, however, if a cash dividend distribution is performed, the Offeree will be entitled to a contingent bonus, in cash in the amount that is equal to the gross dividend amount that he would be entitled to receive if the RSUs granted to him would vest in full on the effective date for distribution (the “Dividend-Like Grant”). The Dividend-Like Grant will be paid to an actual Offeree after any vesting date of the RSUs, for the RSUs that have vested on the same date, after lawfully withholding tax at source, and subject to the Offeree being an employee of the Company on the vesting date; (b) With respect to options - in the event of a distribution of a dividend in cash or in kind, an adjustment will be performed, such that the exercise price of any option that has not yet been exercised before the Effective Date for distribution will be reduced in the amount of the gross dividend to shares distributed by the Company (or the value of the dividend in the event of a distribution in kind), all subject to the provisions of the articles of association of the Stock Exchange and guidelines thereunder, provided that at any rate, the exercise price is no less than the minimum price per share set forth in the and/or the Company's shares' nominal value.

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3.2.3.5.4	In the case of the issue of rights to all of the holders of ordinary shares of the Company: (a) With respect to options -no adjustment will be performed to the exercise price, but rather the number of exercise shares will be adjusted in a manner relative to the bonus component of the issue of the rights, as expressed in the ratio between the closing price of the Company’s share in the Stock Exchange on the last trading day before the ex-date and between the base price of the Company’s share before the allocation of the rights (“the Bonus Component”); (b) with respect to RSUs - the number of RSUs will increase such that it will express the Bonus Component.

3.2.3.5.5	In the event of a merger transaction in which the Company is not an absorbing company or if at least 50% of the voting rights in the Company are changed, or in the event of the acquisition of all or the large majority of shares or assets of the Company to a third party - all of the options and/or RSUs will be accelerated or expire and be replaced with alternative allocations of the surviving company. In the event that alternative allocations as stated are not possible, the Company’s board of directors will have absolute discretion in determining the treatment of unfulfilled allocations and/or allocations that have not yet vested.

3.2.3.6	Unless determined otherwise by the board of directors, an Offeree may exercise any tranche of options that has vested into shares of the Company, as of the vesting date of each tranche, and until the end of ten years from the option allocation date (regarding the vested options: the “Exercise Period” and the “Expiration Date,” respectively). However, if the Offeree ceases to be an employee or service provider of the Company, or the Company’s shares are delisted from trade for any reason, the Exercise Period will be the shorter of: (a) 90 days from the date on which the employment was terminated or the delisting from trade, as applicable, and (b) the remainder of the original exercise period.

3.2.3.7	As long as the exercise shares are held in favor of an Offeree by the Trustee, the Trustee will be considered to be the holder of the exercise shares to the Company and third parties. The Trustee may, at the request of the Offeree, grant the same Offeree a power of attorney to vote in the general meeting of the Company for the aforesaid exercise shares.

3.2.3.8	Subject to the terms of Section 3.2.3.7 above, until the lawful allocation of the exercise shares and registration of the rights thereto in the name of the Offeree in the register of shareholders of the Company, an Offeree may not vote or receive dividend or have any other right to which a shareholder is entitled with respect to the exercise shares.

3.2.3.9	Without prejudice to the abovementioned, no options shall be exercised and no shares shall be allocated due to RSUs on the effective date for bonus shares, offering in manner of rights, dividend distribution, consolidation, split or capital reduction (each event, "Company Event"). In addition, should the X date of a Company Event occur prior to the effective date of a Company Event, no conversion shall be executed on such X date.

3.3	Holdings of Interested Parties in Securities of the Company

To the best of the knowledge of the Company and its managers, the holdings of the interested parties in securities of the Company before the publication date are as follows:7

7 It is noted that as of the Prospectus Date, no employee with holdings of 5% of the issued and outstanding share capital or higher is employed.

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Name of the interested party	Total ordinary shares par value NIS 0.0121		Total restricted share units (RSUs) exercisable into ordinary shares par value NIS 0.0121 each		Rate of holdings in capital and voting rights	Percentage of holdings in capital and voting rights on a fully diluted basis[8]

Pointer	7,792,444	[9]	-		97.36%	94.12%
Mr. Yossi Regev, CEO	55,124		110,165		0.69%	2%
Total	7,847,568	[11]	110,165	[10]	98.05%	96.12%[11]

3.4	The Company’s Controlling Shareholder

As of the date of the Prospectus, the Company’s controlling shareholder is Pointer, an Israeli company whose securities are traded on the NASDAQ and Tel Aviv Stock Exchange Ltd., and which is controlled by DBSI Investments Ltd. (“DBSI”), a private Israeli company that holds, as of the date of the Prospectus, approximately 29.84% of the issued and outstanding capital of Pointer. To the best of the Company’s knowledge, as of the Prospectus date, the issued and outstanding share capital of DBSI and the voting rights therein are held by private companies as follows: (a) BRIN Investments Ltd. - a private Israeli company that holds 76% of the issued and outstanding share capital of DBSI, whose shareholders include, to the best of the Company’s knowledge, Mr. Boaz Dotan and Ms. Varda Dotan (the “Dotan Couple”) (at a rate of 45% each), and their son Mr. Barak Dotan (at a rate of 10%). The Dotan Couple have granted Mr. Barak Dotan a power of attorney whereby Mr. Barak Dotan may use the shares of the Dotan Couple as if they were his own, excluding regarding their transfer. The power of attorney may be cancelled with prior notice of 90 days; (b) White Condor Holdings Ltd. (“Condor”) - a private Israeli company that holds approximately 21.6% of the issued and outstanding share capital of DBSI12, and whose shares, to the best of the Company’s knowledge, are held in full by Mr. Yosef Ben Shalom, who serves as the chairman of the Company’s board of directors; (b) Pulpit Rock Investments Ltd. - a private Israeli company that holds approximately 2.4% of the issued and outstanding share capital of DBSI, and whose shares, to the best of the Company’s knowledge, are held in full by Mr. Yosef Ben Shalom and his wife, Edna Ben Shalom, through the Ben Shalom Edna and Yosef Holdings Ltd. company, under their joint control. There is a shareholders agreement between the shareholders of DBSI as set forth above.

[8]	In calculating the full dilution, 275,455 RSUs were taken into account, which were granted to employees and have not yet vested into shares as of the publication of the Prospectus.
[9]	Including distribution shares as stated in Section 2.2.1 of Chapter B, constituting approximately 0.92% of the issued and paid up share capital of the Company.
[10]	It is noted that an additional 165,290 RSUs, exercisable into ordinary shares of the Company, is held by employees and other office holders of the Company.
[11]	The remainder of the Company’s shares are held by other employees and officers of the Company.
[12]	The holdings of Condor in DBSI as stated above are held for its benefit in trust through a trust company of the Shenkar-Lex & Co. Law Firm.

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3.5	Percentage of the Public’s Holdings in Securities of the Company Shortly After the Distribution

To the best of the knowledge of the Company and its managers, according to the data of which it is aware on the date of the Prospectus and in accordance with the data provided to it from Pointer, the holdings in securities of the Company shortly after the Distribution, are expected to be as follows:

Holder name	Total ordinary shares of NIS 0.0121 par value each	Percentage of holdings in the issued and outstanding capital
Detail of Holdings of Interested Parties and Employees of the Company:
DBSI Investments Ltd.	2,325,094	29.05%
Gandyr Investments Ltd.	793,790	9.92%
Mr. Yossi Regev, CEO[13]	58,374	0.73%
Company employees (except the CEO)	83,144	1.04%
Total interested parties and employees of the Company:	3,260,402	40.74%
Rate of public holdings
Meitav-Dash Investments Ltd.[14]	505,858	6.32%
Lazarus Israel Opportunities Fund LLLP[15]	504,934	6.31%
Phoenix Holdings Ltd. (holdings in Nostro)	102,955	1.29%
Phoenix Holdings Ltd. (holdings through Israel Share Partnership)[16]	1,300,896	16.25%
Yelin Lapidot Holdings Management Ltd.[17]	426,521	23.77%
Public[18]	2,328,855	29.10%
Total public holdings:	4,743,498	59.26%
Total	8,003,900	100.00%

[13]	The holdings of the CEO of the Company, Mr. Yossi Regev, as set forth on this table, including 3,250 shares of the Company par value NIS 0.0121 each (constituting about 0.04% of the issued and outstanding share capital of the Company), arising from holdings in 3,250 shares of Pointer, as of the publication of the Prospectus, that were generated from the vesting of 3,250 RSUs of Pointer granted to Mr. Regev (for additional details, see Section 8.5.12 of Chapter H of the Prospectus).
[14]	As provided to the Company, Meitav Dash Investments Ltd. (“Meitav Dash”) is included in the types of investors listed in Section 2(e) of the guidelines under the Second Part of the bylaws of the Stock Exchange (according to report 13G of Meitav Dash to the SEC regarding its holdings in Pointer as of January 5, 2016).
[15]	As provided to the Company, the aforesaid holder includes two funds (Lazarus Israel Opportunities Fund LLLP and Lazarus Israel Opportunities Fund LLLP II) managed by Lazarus Management Company LLC (a parent holding company) (“Lazarus”). According to the reports of Lazarus and the aforesaid funds to the SEC regarding their holdings in Pointer, Lazarus does not intend to impact control of Pointer and Lazarus defines itself as an investment advisor (according to the G13 report of Lazarus to the SEC dated January 27, 2016).
[16]	As provided to the Company, the abovementioned shares are held by managing companies of provident funds and pension funds by way of partnership. The controlling holder of these managing partners is the Phoenix Holdings Ltd. (directly or indirectly).

17 As provided to the Company, the abovementioned shares are held by an institutional reporting group. These shares are held by Yelin Lapidot – Holdings Management Ltd., which is a subsidiary of the holder.

[18]	Holdings of the public, as set forth in this table, include “Distribution Shares", as such term is defined in Section 2.2.1 of Chapter B of the Prospectus, meaning an amount of 73,688 ordinary shares of the Company par value NIS 0.0121 each (constituting a rate of approximately 0.92% of the issued and outstanding share capital of the Company), transferred to the distributing entity by Pointer to the distributing entity (as defined in Section 2.6.1 of Chapter B of the Prospectus) before the issuance, and subject to the provisions of the preliminary guidelines of the Securities Authority dated January 6, 2016, as set forth in Section 2.6 of Chapter B of the Prospectus.

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Chapter D - Rights Attached to the Company’s Shares and Arrangements Determined in the Company’s Articles of Association

4.1	Rights Attached to the Company’s Shares

The following is a brief description of the main rights attached to the Company’s shares pursuant to the Company’s Articles of Association. It is clarified that the following description is concise, and is not a substitute for the review of the full text of the Company’s Articles of Association. The full text of the Company’s Articles of Association can be reviewed on the distribution site of the Israel Securities Authority at: www.magna.isa.gov.il and the Company’s offices during regular business hours.

In any event of a conflict between the provisions of the Company’s Articles of Association and the provisions that cannot be conditioned upon in the Companies Law and/or Securities Law, or any regulation thereunder, the aforesaid provisions will prevail over the provisions of the Company’s Articles of Association.

The rights attached to the Company’s shares

4.1.1	All of the ordinary shares of the Company’s capital have equal rights for all intents and purposes, including right to dividend, preferred shares and participation in the distribution of surplus assets of the Company upon liquidation, in a manner relative to the par value of each share, without considering any premium paid for the same, all subject to the provisions of the Company’s Articles of Association.

4.1.2	Each of the ordinary shares entitles its owner with the right to participate in the general meeting of the Company and with one vote.

4.1.3	The Company will not issue bearer shares or share certificates indicating that the holder thereof is the holder of the bearer share.

4.1.4	All of the shares in the Company’s issued capital will be shares that are fully paid. However, without derogating from the abovementioned, the Board of Directors may forfeit a share allocated by the Company and sell it if the consideration owed by the shareholder, in whole or in part, is not paid to the Company on time and under the conditions set forth in the allocation agreement or Articles of Association of the Company, and the provisions of the Companies Law will apply in this regard.

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Transfer of shares and their assignment

4.1.5	Any transfer of shares registered in the Shareholders Register in the name of the registered shareholder, including a transfer by or to the nominee company shall be in writing, provided that the transfer deed is signed with a handwritten signature only by the transferor and recipient, by themselves or by their representatives, and by witnesses to the signatures, and is delivered to the Company's registered offices or any other place determined by the Board of Directors for this purpose (the “Share Transfer Deed”).

4.1.6	Subject to the provisions of the Companies Law, the transfer of shares shall not be recorded in the Shareholders Register until after the Company is provided with a Share Transfer Deed as stated above; the transferor will continue to be considered to be the holder of the transferred shares, until the recipient is registered as the holder of the transferred shares in the Shareholders Register.

4.1.7	A Share Transfer Deed shall be prepared in writing, in the form customary in Israel or in any other form approved by the Board of Directors. If the transferor or recipient of the transfer is a corporation, confirmation will be provided by an attorney, accountant or another person whose identity is accepted by the Board of Directors, regarding the authority of the parties signing on behalf of the corporation to perform or receive the transfer, as applicable.

4.1.8	Subject to the provisions of the Company’s Articles of Association or the conditions for the allocation of shares of a certain class, the shares may be transferred without requiring consent of the Board of Directors.

4.1.9	Every Share Transfer Deed shall be submitted to the registered office of the Company or any other place as determined by the Board of Directors for registration, together with the certificate of the shares that will be transferred, if any is issued, and any other proof required by the Board of Directors regarding the proprietary right of the transferor or its rights to transfer the shares. The transfer deeds that are registered shall remain in the Company’s possession.

4.1.10	The Company may close the Shareholders Register for the period of time as determined by the Board of Directors, provided that it does not exceed, in total, thirty (30) days each year. When the register is closed, no transfers of shares will be recorded therein. Without derogating from the above, the Board of Directors may determine an effective date regarding the entitlement to vote in a general meeting, or receive a payment of dividends or an allocation of any rights or for any other legal purpose.

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4.1.11	Subject to the provisions of the Companies Law and the provisions of the Company’s Articles of Association, if it is proven to the Company, to the Board of Directors' satisfaction and in the means it has determined, that the terms of the law for the assignment of the right to shares listed in the register in the name of a registered holder have been fulfilled, the Company will recognize the assignee and the assignee alone as the holder of the aforesaid shares. Notwithstanding the above, in the event of death of one or more of the joint holders of shares registered in their name in the Shareholders Register, the Company will recognize the surviving registered holders, and them alone, as the holders of the proprietary right to the same shares.

4.1.12	Subject to the provisions of the Company's Articles of Association, the Company will change the record of ownership of the shares in the Shareholders Register if it is given a court order to amend the Shareholders Register or if it is proven to the Company, to the satisfaction of the Board of Directors and the means that it has determined, that the terms of the law for the assignment of the right to the shares have been fulfilled, and the Company will not recognize any right of a person to the shares before the person’s right to the shares is proven, as stated above.

4.1.13	Subject to the provisions of the Companies Law and the provisions of the Company’s Articles of Association, a person who becomes entitled to a share in the manner stated in Section 4.1.11 above will be entitled to perform a transfer of the shares in the same manner as the registered owner would have been entitled, on his own, before the assignment of the right.

4.1.14	The Company may destroy Share Transfer Deeds after seven years from the date of registration in the Shareholders Register. The Company may also destroy certificates of shares that are revoked, after seven years from the date of being revoked, and there will be a prima facie presumption that all of the transfer deeds and certificates have been destroyed as stated, were fully valid and that the transfers, cancellations and records, as applicable, were duly performed by law.

General Meetings

4.1.15	The Company will hold an annual general meeting each year, no later than the end of fifteen months from the previous annual meeting, on the date and in the place determined by the Board of Directors.

4.1.16	Subject to the provisions of the Companies Law, notice of a general meeting shall be published at least fourteen (14) days before the meeting is convened. The notice of the general meeting shall list the place, day and time at which the meeting will be convened, and will include the agenda, as well as a brief description of the resolutions proposed, and any other detail required by law. Other than the notice of the general meeting as stated, the Company will not provide notice of a general meeting to the registered or non-registered shareholders, subject to the provisions of the law.

D-3

4.1.17	A discussion in the general meeting shall not commence without the presence of at least two (2) shareholders holding at least twenty five percent (25%) of the voting rights in the Company, whether on their own or by an agent, through voting in the electronic voting system or through a written ballot (a “Legal Quorum”), within half an hour from the time scheduled for the meeting to commence, unless determined otherwise in the Company’s Articles of Association.

4.1.18	In the event that a Legal Quorum is not present in a general meeting at the end of the half hour from the time scheduled for the beginning of the meeting, the meeting will be postponed by seven (7) days, to the same day, time and place, without the Company being required to notify the shareholders, or another time, if stated in the notice of the meeting, or a different day, time or place, as determined by the Board of Directors in a notice to the shareholders (the “Adjourned Meeting”).

4.1.19	If there is no Legal Quorum in the Adjourned Meeting within half an hour from the time scheduled for the meeting to commence, the Adjourned Meeting will be held with any number of participants.

4.1.20	A shareholder who wishes to vote in the general meeting will prove its ownership of the share to the Company, as required by law. Without limiting the abovementioned, the Board of Directors may determine provisions and procedures regarding evidence of ownership to shares of the Company.

4.1.21	A shareholder may vote in a general meeting or class meeting, on his own or with an agent or through a written ballot, or may vote on the electronic voting system, all in accordance with the provisions of the Company’s Articles of Association and subject to the provisions of the Companies Law. A proxy in a vote is not required to be a shareholder himself.

4.1.22	Subject to the provisions of any law, in the case of joint holders of a share, each of the shareholders may vote in any meeting, on their own or by proxy, with respect to the same share, as if the party was the only entitled party. In the event that more than one of the joint holders of a share participated in a meeting, on its own or by proxy, the one whose name appears first in the register of shareholders with respect to the share will vote, or with the approval of the member of the stock exchange regarding its ownership of the share (the “Confirmation of Ownership”), or in any other document as determined by the Board of Directors in this regard, as applicable. Guardians or estate managers of a registered shareholder who is deceased will be considered to be the joint holders of the aforesaid shares for the purpose of this section.

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4.1.23	Any person entitled to shares under Section 4.1.11 above may vote thereunder in any general meeting, in any manner, as if the same person was the registered owner of the shares, provided that his right to the shares is proven to the satisfaction of the Board of Directors at least forty eight (48) hours before the date of the general meeting or adjourned meeting, as applicable, in which he intends to vote, unless the Company recognized his right to vote using the same shares prior to the aforesaid meeting.

4.1.24	The document appointing an agent for a vote (the “Letter of Appointment”) will be prepared in writing and signed by the appointing party, and if the appointing party is a corporation, the Letter of Appointment will be prepared in writing and signed in the manner that binds the corporation. The Board of Directors or party so authorized may demand that the Company is provided with written confirmation before the meeting is convened, to the satisfaction of the Board of Directors or the party so authorized, regarding the authority of the signing parties to bind the corporation. The Board of Directors may also determine provisions and procedures regarding the same.

4.1.25	A Letter of Appointment or suitable copy thereof when certified by an attorney, to the satisfaction of the Board of Directors or any party so appointed, will be provided to the registered office or another place or other places, in Israel or abroad - as determined by the Board of Directors from time to time, generally or with respect to a specific case - at least forty eight (48) hours before the beginning of the meeting or adjourned meeting, as applicable, in which the agent is planning to vote by virtue of the same Letter of Appointment. Notwithstanding the above, the chairman may, at its discretion, accept a Letter of Appointment as stated or a copy thereof, to the satisfaction of the chairman of the meeting, even after the aforesaid date, if he sees fit, at his discretion. In the event that a Letter of Appoint is not received as stated in this Article above, it will not be valid in the same meeting.

4.1.26	A Letter of Appointment will also be valid regarding any adjourned meeting or meeting to which the Letter of Appointment relates, provided that the Letter of Appointment does not state otherwise.

4.1.27	Each of the ordinary shares will entitle the owner with the right to participate in the general meeting of the Company and with one vote.

4.1.28	A resolution voted on in a general meeting will be decided by the majority of the votes. The vote will be counted in the manner determined by the chairman of the meeting. In the case of disagreements as to whether to accept any vote in the meeting or disqualify the vote, the chairman of the meeting will resolve the matter and the chairman's resolution in good faith will be final and binding.

D-5

4.1.29	Subject to the provisions of the Companies Law and the provisions of the Company’s Articles of Association regarding another majority, resolutions of the general meeting will be passed with a regular majority. In the case that the number of votes for and against are equal, the chairman of the meeting will not have an additional or decisive vote.

4.1.30	Subject to the provisions of the Companies Law and its regulations, shareholders may vote in a general meeting and class meeting through a voting document, as defined in Section 87 of the Companies Law (above and hereinafter: the “Voting Document”), in which the shareholder lists the manner of his vote, in resolutions regarding the matters listed in Section 87(a) of the Companies Law.

4.1.31	In addition to Section 4.1.30 above, a shareholder as stated in Section 177(1) of the Companies Law may vote in a general meeting and class meeting through a voting ballot transferred to the Company through the electronic voting system (above and hereinafter: the “Electronic Ballot”), in resolutions regarding any matter on the agenda of the meeting as stated.

4.1.32	A ballot and/or Electronic Ballot, including documents that must be attached in order to prove their validity, will be prepared and provided to the Company in the manner and on the date set forth by any law, and in the event that no provisions are determined regarding these matters under any law and/or that provisions in these matters may be conditioned upon - in the manner and on the date determined by the Board of Directors.

4.1.33	In accordance with Section 83(d) of the Companies Law, in the event that a shareholder votes in more than one manner, the later vote will be counted, and in this regard, the vote of a shareholder on his own or through an agent will be considered later through a Voting Document.

Participation in the distribution of dividend and bonus shares

4.1.34	Subject to the provisions of the Companies Law, the Board of Directors may resolve to distribute dividends. In the event that the Board of Directors resolves to distribute dividends, it may decide that dividends will be paid, in whole or in part, in cash or by way of the distribution of assets in kind, including securities or in another manner, at its discretion.

4.1.35	Subject to the rights attached to classes of shares issued in the Company and the provisions of the Articles of Association of the Company, dividends or bonus shares will be distributed to shareholders in a manner relative to the par value of each share, without considering any premium paid thereon.

D-6

4.1.36	For the execution of a resolution regarding the distribution of dividend or the allocation of bonus shares, the Board of Directors may, subject to the provisions of any law, perform any arrangement or agreement necessary in the opinion of the Board of Directors in order to allow the allocation or distribution, as applicable.

4.1.37	The Board of Directors may delay any dividend or bonus shares or other rights of a share for which the consideration set for, in whole or in part, was not paid to the Company, and collect any such amount or consideration received from the sale of all of the bonus shares or other rights on account of the debts or obligations for the aforesaid share, whether the aforesaid share is solely held by the shareholder or together with other shareholders.

4.1.38	The Board of Directors may delay any dividend or bonus shares or other rights of a share for which a person is entitled to be registered as the owner in the register or is entitled to transfer, under Articles 4.1.11 above or 4.1.13 above, until the same person is registered as the holder of the share or until it is lawfully transferred, as applicable.

The right to appoint directors

4.1.39	For the provisions of the Company’s Articles of Association in this regard, see Section 7.3.2 of Chapter G of this Prospectus.

Redeemable Securities

4.1.40	Subject to the provisions of the Companies Law, the Company may issue redeemable securities under the conditions and in the manner determined by the Board of Directors, at its discretion.

Changes in Equity

4.1.41	The Company may, with a resolution passed at a general meeting, by a simple majority, increase the Company’s registered share capital by classes of shares, as determined.

4.1.42	Subject to the provisions of the Companies Law, the Company may, with a resolution passed at a general meeting by a simple majority:

▪	Consolidate its shares, in whole or in part, and distribute shares with par values that are larger than the par values of its existing shares;

▪	Distribute its shares, in whole or in part, into sub-divisions, into shares with par values that are smaller than the par values of its existing shares;

▪	Reduce the Company’s capital and any reserve fund from payment of capital.

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In order to execute any resolution as stated above, the Board of Directors may settle, at its discretion, any issue that arises in connection with the same.

4.1.43	The Company may, by resolution passed at a general meeting by a simple majority, revoke registered share capital that is not yet allocated, provided that there is no commitment of the Company, including a contingent one, to allocate the shares.

4.2	Arrangements in the Company’s Articles of Association in accordance with certain provisions of the Companies Law

The following are details of arrangements under the Companies Law determined in the Company’s Articles of Association under the sections from the Companies Law listed in Article 26(d) of the Securities Regulations (Prospectus Details and Draft - Structure and Form), 5729-1969, if such arrangements are set out. It is clarified that the following description is concise, and is not a substitute for the review of the full text of the Company’s Articles of Association.

In any event of a conflict between the provisions of the Company’s Articles of Association and the provisions that cannot be conditioned upon in the Companies Law and/or Securities Law, or any regulation thereunder, the aforesaid provisions will prevail over the provisions of the Company’s Articles of Association.

4.2.1	Amending the Articles of Association (Section 20 of the Companies Law)

Any provision of the Company’s Articles of Association may be amended by a resolution passed in a general meeting of the Company, with an ordinary majority of the shareholders participating in the vote, and the count shall not take abstentions into account, unless it is determined that another majority is required under the Companies Law or Company’s Articles of Association.

4.2.2	Limitation of the Ability to Amend the Articles of Association (Section 22 of the Companies Law)

The Company’s Articles of Association will not include a provision that limits the authority of the Company to amend any of its provisions.

4.2.3	Transfer of Authorities Between Organs under the Articles of Association (Section 50 of the Companies Law)

Subject to the provisions of the law, the Company’s Board of Directors may resolve that the authorities granted to the CEO will be transferred to it, all for a certain matter or specific period of time that will not exceed the period of time required under the circumstances.

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4.2.4	Appointment of Directors and their Term of Office (Sections 59 and 222 of the Companies Law)

In this regard, see Section 7.4.1 of Chapter G of this Prospectus.

4.2.5	Legal Quorum in a General Meeting and Adjourned Meeting (Sections 78 and 79 of the Companies Law)

In this regard, see Sections 4.1.17 through 4.1.19 above.

4.2.6	Chairman of the General Meeting (Section 80 of the Companies Law)

The chairman of the Board of Directors will head the general meeting. If the chairman is absent from the meeting within 15 minutes from the time scheduled for the beginning of the meeting, or if he refuses to head the meeting, those present at the meeting will elect, with a majority, one of the shareholders present in the meeting, in person or by proxy, to chair the meeting.

4.2.7	Majority in a General Meeting (Section 85 of the Companies Law)

In this regard, see Section 4.1.29 above.

4.2.8	Voting in the Board of Directors and Decision Making by the Board of Directors (Sections 105 and 107 of the Companies Law):

See Chapter G, Section 7.4.2 of this Prospectus in this regard.

4.2.9	Exemption (Section 259 of the Companies Law)

See Chapter G, Section 7.4.3 of this Prospectus in this regard.

4.2.10	Restrictions on Distribution of Dividend (Section 301 of the Companies Law)

The Company’s Articles of Association do not include restrictions on the distribution of dividends in excess of the provisions of the Companies Law.

4.2.11	Resolution on Distribution of Dividend (Section 307 of the Companies Law)

Subject to the provisions of the Companies Law, the Company’s Board of Directors may resolve to distribute dividends.

4.2.12	Conditions Regarding Merger (Section 324 of the Companies Law)

The Company’s Articles of Association do not include an undertaking to refrain from performing a merger or condition with respect to the performance of a merger.

D-9

Chapter E – Issuance Consideration and Designation

5.1	Consideration for Issuance

5.1.1	Upon the publication of this Prospectus, Shagrir Group Vehicle Services Ltd. (the “Company”) does not offer any securities to the public, and therefore, there will be no immediate consideration following publication of this Prospectus. Within this Prospectus, and subject to the receipt of approval of the Tel Aviv Stock Exchange Ltd. (the “Stock Exchange”), 8,003,900 ordinary shares of the Company with par value NIS 0.0121 each (the “Shares of the Company”) are expected to be listed for trade on the Stock Exchange within a process of the distribution of 7,792,444 ordinary shares of the Company with par value NIS 0.0121 each (the “Distribution Shares”) from the shares of the Company as a dividend in kind to the shareholders of Pointer Telocation Ltd. (“Pointer”), such that after the completion of the process, each of the shareholders of Pointer will receive one share of the Company, for each one share of Pointer held thereby, without the same being immediate consideration to the Company. For additional details, see Chapter B of this Prospectus.

5.1.2	With respect to the other securities offered under the Shelf Prospectus, the details set forth in Chapter F of the Securities Regulations (Details of the Prospectus and Prospectus Draft – Structure and Form), 5729-1969, “Details that will be included in the prospectus regarding the use of the consideration from the offered securities” will be included within the Shelf Offering Report based on which the relevant securities are offered, all in accordance with the provisions of Article 25a(a) of the aforesaid regulations.

E-1

Chapter F - Description of the Company’s Business

Part One - Description of the General Development of the Company’s Business		F-3

6.1	Definitions	F-3

6.2	Activity of the Company and Description of the Development of its Business	F-3

6.3	Fields of activity	F-6

6.4	Investments in the capital of the Company and transactions in its shares	F-7

6.5	Distribution of Dividends	F-7

Second Part - Other Information		F-8

6.6	Financial information regarding the fields of activity of the Company	F-8

6.7	Economic environment and effects of external factors on activity of the Company	F-11

Part Three - Description of Company’s Business in Field of activity of Services to Insurance Companies		F-15

6.8	General information on the field of activity	F-15

6.9	The Company's services in the field of activity	F-24

6.10	Segmentation of income and profitability of services	F-28

6.11	Customers	F-30

6.12	Marketing and distribution	F-34

6.13	Order backlog	F-35

6.14	Market and competition	F-36

6.15	Production capacity	F-37

6.16	Fixed assets, land and facilities	F-38

6.17	Intangible assets	F-41

6.18	Human Resources	F-42

6.19	Suppliers and service providers	F-45

6.20	Environmental risks and their management	F-47

6.21	Limitations and supervision over the corporation	F-48

6.22	Material agreements	F-50

6.23	Legal proceedings	F-53

6.24	Insurance	F-53

6.25	Business strategy and objectives	F-56

6.26	Discussion of risk factors	F-57

Fourth Part - Description of the Company’s Business in the Field of activity of Car Sharing and Rental		F-59

6.27	General information on the field of activity	F-59

6.28	Car2Go Services in the Field of Activity of Car Sharing and Rental	F-65

6.29	Segmentation of income and profitability of services	F-68

6.30	New services	F-68

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6.31	Customers	F-61

6.32	Marketing and distribution	F-73

6.33	Order backlog	F-73

6.34	Market and competition	F-73

6.35	Seasonality	F-73

6.36	Production capacity	F-74

6.37	Fixed assets	F-74

6.38	Intangible assets	F-75

6.39	Human Resources	F-75

6.40	Suppliers and subcontractors	F-78

6.41	Environmental risks and their management	F-81

6.42	Restrictions and Supervision	F-81

6.43	Material agreements	F-81

6.44	Legal proceedings	F-82

6.45	Insurance	F-82

6.46	Business strategy and objectives	F-83

6.47	Discussion of risk factors	F-84

Part Five - Matters Related to the Company’s Overall Activity		F-87

6.48	Working capital	F-87

6.49	Financing	F-88

6.50	Taxation	F-91

6.51	Information regarding an extraordinary change to the Company’s business	F-91

6.52	Details regarding subsidiaries and affiliates of the Company	F-91

6.53	Board of Director’s Report for the year ended December 31, 2015	F-93

F-2

Part One - Description of the General Development of the Company’s Business

6.1	Definitions

In this chapter, the following terms shall have the meaning ascribed to them unless explicitly stated otherwise:

The “Companies Law”	-	The Companies Law, 5759-1999;

"Control of Insurance Law"	-	The Supervision of Financial Services (Insurance), 5741-1981;

The “Securities Law”	-	The Securities Law, 5728-1968;

“Service Document”	-	A document that accompanies an insurance policy, which sets forth the rights and obligations of the Company vis-a-vis the subscribers, with respect to the services provided to them by the Company;

“Customers” or “Company Customers”	-	The direct customers of the Company, meaning the insurance companies, the State, private corporations and individuals that directly acquire the Company’s services (not through insurance companies);

“Subscriptions” or the “Company’s Subscriptions”	-	Policyholders of insurance companies, including customers of the Company in the field of the services to the insurance companies;

“Insurance Policy’	-	As defined in the Insurance Contract Law, 5741-1981;

6.1

6.2	Activity of the Company and Description of the Development of its Business

6.2.1	General

The Company was incorporated as a private company limited by shares on November 25, 2014 (the “Incorporation Date”), under the name Shagrir Group Vehicles Services (“Shagrir” or the “Company”). As of the publication of the Prospectus, the Company is under the control of Pointer Telocation Ltd. (“Pointer”), an Israeli public company whose shares are listed for dual trade on the NASDAQ and Tel Aviv Stock Exchange, which holds approximately 97.4% of the issued and outstanding capital of the Company as of the date of the Prospectus. 1

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6.2.2	Nature and consequences of any structural change, merger or substantial acquisition

6.2.2.1	Acquisition of activity of Shagrir Systems

On December 30, 2014, a structural change process was completed within which the Company transferred part of the activity of Shagrir Systems Ltd. (“Shagrir Systems”), including primarily the field of services to insurance companies, constituting one of two areas of activity of the Company (the “Transferred Activity”). As part of the aforesaid process, Shagrir Systems, a company fully owned by Pointer, was merged, including all of the activity remaining therein, with and into Pointer, and was removed from the Companies Registrar (the “Structural Split”).

In consideration for the transferred activities, the Company paid Shagrir Systems a total of NIS 69,698,000, through a loan in the amount of the consideration provided by Shagrir Systems to the Company, bearing annual interest at a rate of 3.05% and due VAT (in accordance with the determination of the interest rate under Section 3(j) of the Income Tax Ordinance [New Version], 5721-1961) and bearing VAT, if applicable (the “Loan of Shagrir Systems”). Upon the completion of the Structural Split process and the removal of Shagrir Systems, the right to payment of the loan of Shagrir Systems was assigned to Pointer.

Within the sale agreement of the activity, the Company was assigned, inter alia, all of the employment agreements of employees of Shagrir Systems that are affiliated with the Transferred Activity, while maintaining continuity of employment. Within the same, the Company undertook all of the obligations arising from any claim and/or demand filed against Pointer until December 30, 2014 in connection with the Transferred Activity, and will be entitled to any rights arising from any claim filed by the aforesaid date by Pointer against third parties in connection with the Transferred Activity. As of the date of the Prospectus, no claims are held in substantial scopes. For additional details regarding the activity sale agreement, see Section 8.5.1 to Chapter H of the Prospectus.

In addition to the sales of operations agreements, on December 30, 2014, Pointer, Shagrir Systems and the Company signed inter-company agreements, including a services agreement between Pointer and the Company (as set forth in Section 8.5.2 to Chapter H of the Prospectus), a framework agreement to lease vehicles between Pointer and the Company (as set forth in Section 8.5.7 to Chapter H of the Prospectus) and the assignment of guarantees of Pointer for the customers of the Company (as set forth in Section 8.5.9 to Chapter H of the Prospectus).

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Additionally, and as part of the Structural Split process, the Company purchased from Shagrir Systems a real estate assets located in Haifa (as set forth in Section 6.16.1 below and Section 8.5.3 to Chapter H of the Prospectus), and additionally, Shagrir Systems assigned to the Company a number of rental agreements, based on which the Company leases to Pointer a number of buildings with a sublease (as set forth in Section 6.16.1 below, and Sections 8.5.4 and 8.5.6 to Chapter H of the Prospectus).

6.2.2.2	Acquisition of shares of Car2Go Ltd.

On July 1, 2015, the Company purchased from Pointer all of its shares in Car2Go Ltd. (“Car2Go”), meaning 17,141 shares, constituting (as of the signing of the aforesaid agreement) approximately 62.31% of the issued and outstanding share capital of Car2Go. The rest of the shares are held by various shareholders.

The acquisition of shares of Car2Go was in consideration for the par value of the shares, i.e. in consideration for NIS 17,141.

The activity of Car2Go constitutes the second field of activity of the Company - the field of car sharing and leasing, as set forth below.

Additionally, within the aforesaid transaction: (a) Pointer sold to the Company its rights in two shareholder loans provided to Car2Go, as set forth in Sections 6.22.1(d) and 6.22.1(e) below, in consideration for the book value of the aforesaid loans as of the transaction date, i.e. in consideration for a total of approximately NIS 11,350,000 (including principal amount, accrued interest and linkage differentials); and (b) the Company undertook guarantees of Pointer to secure a bank credit line of Car2Go in the amount of approximately NIS 1,300,000.

The Company acquired the shareholder loans provided to Car2Go by Pointer as stated through a loan provided by Pointer to the Company in the amount of approximately NIS 11,350,000. For additional details, see Section 8.5.8 to Chapter H of the Prospectus.

6.2.2.3	On December 30, 2015, Pointer repaid an amount of NIS 74,500,000 from the balance of the shareholder loans (as stated in Sections 6.2.2.1 and 6.2.2.2 above) (including accrued interest) against the allocation of one share of the Company to Pointer. Additionally, on the same date, Pointer repaid an additional amount of NIS 8,000,000 from the balance of the aforesaid loans in consideration for a capital note issued by the Company in the same amount, which does not bear interest and is payable at the end of a period of five years from the date of its issue. For additional details regarding the aforesaid capital note, see Section 8.5.10 to Chapter H of the Prospectus.

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6.2.2.4	It is noted that the Company treated in its financial statements the Structural Split completed on December 31, 2014 and the acquisition of shares of Car2Go on July 1, 2015 as a business combination between entities under common control, while applying the “as pooling” method. Accordingly, the date presented below in this Chapter with respect to the field of services to the insurance companies and the car sharing in 2015, 2014 and 2013 reflect a situation in which the Structural Split, acquisition of the transferred activity and acquisition of shares in Car2Go occurred, theoretically, on January 1, 2013. For the same, the Company relied on financial and/or other information that is relevant with respect to Shagrir Systems, Pointer and Car2Go, and reasonable assumptions required in accordance with GAAP. For further details, see Note 1 of the Company’s financial statements attached to Chapter I of the Prospectus.

6.2.2.5	The Company has no subsidiaries or investees other than holdings in Car2Go as mentioned above.

6.2.3	Structure of the Company’s Holdings

The following is a chart of the structure of holdings of the Company as of the prospectus publication date (*):

(*) As of December 31, 2015, the Company held approximately 62.31% of the issued and paid-up share capital of Car2Go. For details regarding the capital convertible loan agreement between the Company and Car2Go, see Section 6.22.1(e) below.

6.3	Fields of activity

As stated above, the Company has two fields of activity: (a) the insurance companies sector; and (b) the car sharing and rental sector.

6.3.1	Field of services to insurance companies

In the area of services to insurance companies, the Company provides various services including roadside services, homeowner services, auto service centers and other services. The aforesaid services are offered and sold to customers of the Company in the sector, including mainly insurance companies, and are provided directly by the Company to subscribers and/or additional customers who purchase these services from the Company directly (and not through the insurance companies). For additional details see Section 6.8.1 below.

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6.3.2	Car sharing and rental services

In the car sharing and rental services sector, the Company provides private and commercial short-term car rental services to customers from the general public (car sharing). Currently, these car-sharing services are provided through vehicles located throughout Tel Aviv primarily, as well as Givatayim, Ra'anana, Ramat Gan and Herzliya.

6.4	Investments in the capital of the Company and transactions in its shares

For details about investments in the Company’s capital and transactions performed in shares of the Company as of the incorporation date and until the date of the Prospectus, see Section 3.2.2 to Chapter C of the Prospectus.

6.5	Distribution of Dividends

6.5.1	The Company did not distribute dividends and has not declared a distribution of dividends as of its incorporation and to the date of the Prospectus.

6.5.2	As of December 31, 2015, and to the Prospectus date, the Company does not have profit (as defined in Section 302(b) to the Companies Law) available for distribution.

6.5.3	The Company undertook towards a financing entity to maintain the equity to balance sheet ratio as set forth in Section 6.49.3.1 below, which may limit the Company to the performance of a distribution of dividends.

Additionally, the Company undertook towards a financing entity not to perform any distribution of any proceeds to any shareholder of the Company or an affiliate of the shareholder, or an interested party of the shareholder or the aforesaid related entity, or a relative of any of them, without the prior written consent of the financing entity to the same, unless all of the following preconditions are met on the declaration date of the distribution and on the distribution date:

1.	No breach event occurred (meaning, an event for which the financing entity may call for immediate repayment any amounts provided to the Company), following a distribution/payment of the receipt as stated.

2.	The distribution meets the profit test and solvency test, as defined in Section 302 to the Companies Law, and the financing entity is provided with confirmation of the Company’s Board of Directors for the same.

F-7

Second Part - Other Information

6.6	Financial information regarding the fields of activity of the Company

				Total in the
	Field of			Company’s
	services to	Field of car		Consolidated
Year 2015	Insurance	sharing and		Financial
(NIS thousands)	companies	Rental	Adjustments	Statements

Income from external	141,794	14,289	-	156,623
Revenues from other operations in the Company	818	-	(818)	-
Total revenue	142,612	14,829	(818)	156,623
Costs constituting revenues from other operations in the Company	-	818	(818)	-
Other costs (that do not constitute revenues from other operations in the Company)	140,902	14,113	-	155,015
Total costs	140,902	14,931	(818)	155,015
Fixed costs	36,987	12,990	(818)	49,159
Variable costs	103,915	1,941	-	105,856
Profit (loss) from ordinary activity attributed to owners of the Company	(5,013)	(459)	-	(5,472)
Profit (loss) from ordinary activity attributed to non- controlling rights*	-	(278)	-	(278)
Total profit (loss) from ordinary activity	(5,013)	(737)	-	(5,750)
Total assets	131,754	2,787	(3,663)	130,878
Total liabilities	66,139	15,741	(11,824)	70,056

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				Total in the
	Sector of			Company’s
	services to the	Field of car		Consolidated
Year 2014	Insurance	sharing and		Financial
(NIS thousands)	companies	Rental	Adjustments	Statements

Income from external	126,522	13,322		139,844
Revenues from other operations in the Company	2,885		(2,885)	-
Total revenue	129,407	13,322	(2,885)	139,844
Costs constituting revenues from other operations in the Company		2,885	(2,885)	-
Other costs (that do not constitute revenues from other operations in the Company)	129,813	14,064	-	143,877
Total costs	129,813	16,949	(2,885)	143,877
Fixed costs	35,391	14,804	(2,885)	47,310
Variable costs	94,422	2,145	-	96,567
Profit (loss) from ordinary activity attributed to owners of the Company	273	(2,799)	-	(2,526)
Profit (loss) from ordinary activity attributed to non- controlling rights*	-	(1,604)		(1,604)
Total profit (loss) from ordinary activity	273	(4,403)	-	(4,130)
Total assets	123,637	3,450	(4,337)	122,750
Total liabilities	119,189	15,707	(12,040)	122,856

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				Total in the
	Sector of			Company’s
	services to the	Field of car		Consolidated
Year 2013	Insurance	sharing and		Financial
(NIS thousands)	Companies	Rental	Adjustments	Statements

Income from external	125,428	13,884		139,312
Revenues from other operations in the Company	3,409		(3,409)	-
Total revenue	128,837	13,884	(3,409)	139,312
Costs constituting revenues from other operations in the Company	-	3,409	(3,409)	-
Other costs (that do not constitute revenues from other operations in the Company)	128,411	11,701	(42)	140,070
Total costs	128,411	15,110	(3,451)	140,070
Fixed costs	32,804	12,830	(3,409)	42,225
Variable costs	95,607	2,280	(42)	97,845
Profit (loss) from ordinary activity attributed to owners of the Company	1,298	(1,208)	-	90
Profit (loss) from ordinary activity attributed to non- controlling rights*	-	(756)	-	(756)
Total profit (loss) from ordinary activity	1,298	(1,964)	-	(666)
Total assets	127,711	5,881	(4,701)	128,891
Total liabilities	56,682	13,750	(9,570)	60,862

*	Reference in the financial statements to the profit attributed to non-controlling rights is based on the as pooling method (business combination under the same control), meaning, Car2Go is considered to be held by the Company as of the date on which Shagrir Systems acquires its shares (and not July 1, 2015, the date of the acquisition of the shares by the Company from Pointer).

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6.7	Economic environment and effects of external factors on activity of the Company

Below is a description of the main trends, developments and events in the macro-economic environment in which the Company operates, which the Company believes have had or may have a substantial impact on the business results of the Company or the development of its business:

6.7.1	Israeli insurance market

Currently, there are approximately 14 insurance companies operating in the market, 12 of which, as of the Prospectus date, are customers of the Company in its area of activity, and offer their policyholders property insurance policies (vehicles and apartments), relevant to the Company’s activity (in this regard, see Sections 6.9.1 and 6.11.4 below). Additionally, as of the Prospectus date, most of the Company’s services in the sector are sold to the insurance companies, as set forth in Section 6.11.3 below.

In addition, to the best of the Company’s knowledge, the insurance companies that operate in the Israeli market offer the insurance policies primarily through insurance agents, other than two insurance companies that market the insurance policies to their policyholders through direct marketing.

Therefore, changes to the insurance market in Israel, and the manner of marketing insurance policies in the same market, may have a material impact on the Company’s operations.

6.7.2	The number of vehicles in Israel

Naturally, the Company’s operations may be affected by the number of vehicles on the roads in Israel. The number of vehicles compared to 1,000 residents (the “Motorization Level”) in Israel is low compared to the Motorization Level in developed countries around the world. According to the data from the Central Bureau of Statistics, in 2015, the Motorization Level in Israel amounted to approximately 365 vehicles (of which 305 are private vehicles), compared to approximately 358 vehicles in 2014 and approximately 350 vehicles in 2013, while in the developed countries around the world, the Motorization Levels are an average of approximately 700 vehicles. However, within the local market in Israel, the Motorization Levels have recently experienced a consistent trend of increase at a rate of approximately 1%-2.5% each year.

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Additionally, based on the data of the Central Bureau of Statistics, as of the end of 2015, the number of motor vehicles in Israel amounts to approximately 3,092,000, of which approximately 2,583,000 are private vehicles - an increase of approximately 4.2% compared to the end of 2014, compared to an increase of approximately 4% in 2014 and 3.2% in 2013.

An increase to the number of vehicles in Israel may have a positive impact on the scope of the Company’s operations in the field of services to insurance companies, since the Company estimates that the same will increase the quantity of sales of subscriptions for the road services that it provides.

6.7.3	Transportation Levels in Israel

Data from the Central Bureau of Statistics indicates that in 2014, the transportation levels in Israel, meaning the number of kilometers that all motor vehicles in Israel traveled per year (the “General Transportation Level”) amounted to approximately 52.4 billion, an increase of approximately 2.3% compared to 2013. The aforesaid increase is comprised, inter alia, from an increase of approximately 4% in the number of vehicles operating in Israel in the same year, and conversely from a decrease of approximately 1.7% in the number of kilometers that a single vehicle travels on average per year (the “Average Transportation Level per Vehicle”). The Company estimates that these results are attributed to an increase in the number of vehicles, as set forth above.

The combination of the increase in the number of vehicles in Israel, together with a decrease in the Average Transportation Level per Vehicle, may positively impact the Company’s business results. This is the case since, in addition to the positive impact that may arise as a result of the increase in the number of vehicles, a decrease in the Average Transportation Level Per Vehicle may cause a decrease in the average consumption of the road services provided by the Company, when the Company’s main income from these services is attributed to the sale of subscriptions in a fixed amount on a basis of actual consumption. For an elaboration in this regard, see Section 6.9.3 below.

6.7.4	The number of road accidents in Israel

An increase in the number of vehicles in Israel and the general transportation level directly impact the increase in the number of road accidents and vehicle malfunctions. This increase may have a mixed effect on the Company’s business results, as an increase in the number of road accidents may lead to an increase in the scope of the vehicle repair services that the Company provides from the service centers, the payment for which is primarily made on the basis of the actual consumption; however, in parallel, the Company provides replacement vehicles on a fixed price basis regardless of the days of the car rental.

[2]	As of the publication of the Prospectus, the data by the Central Bureau of Statistics has not yet been published regarding the transportation level in Israel for 2015.

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6.7.5	Turnover of vehicles in Israel

In recent years, there has been a trend of rapid turnover of vehicles in Israel. Turnover as stated has a positive impact on the Company’s business results, as newer vehicles consume fewer of the road services provided by the Company. In light of the Company’s business model, whereby the main income of the Company in the field is fixed and does not vary based on the scope of the services consumed by the subscribers, excluding vehicle repair services after accidents in the service centers, the trend of rapid turnover may have a positive impact on the Company’s business results.

6.7.6	Theft of vehicles in Israel

The rate of vehicle theft in Israel has a direct impact on the scope of the services provided by the Company to subscribers, particularly the services for the supply of an alternative vehicle for the subscribers. If the theft rate decreased, the scope of services provided by the Company to its subscribers decreases as well, particularly, the number of lease days of replacement vehicles provided to subscribers is decreased as well. The aforesaid decrease may also have a positive impact on the Company’s business results, mainly due to the Company’s business model, whereby the services of the alternative vehicle offered by the Company are provided in consideration for fixed subscription fees.

In recent years, a decrease has occurred to the scopes of vehicle thefts in Israel. Based on the data of the Israel police, the number of vehicle thefts in Israel decreased in 2014 to 16,351 compared to 19,462 vehicles in 2013.3

This decrease is attributed to intense activity of the Israel police to reduce the vehicle thefts in Israel, while performing extensive operations to do so, and to changing the legislation that sets forth restrictions and various conditions with respect to use of used vehicle parts.

3         The information is from the “Statistical Yearbook” for 2014 and 2013, published by the Department of Planning and Organization of the Israel Police.

Note to the draft: as of the Prospectus date, the 2015 information has not yet been published. If published by the publication date of the Prospectus, the section will be updated accordingly.

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6.7.7	Oil and gas prices

The decrease in fuel prices may have a positive impact on the Company’s activity in two fields of activity in light of the reduction in the operating costs.

In recent years, the consumer fuel prices have decreased. The average price in the gas stations per liter of fuel at 95 octane unleaded in 2016 (until the publication date of the Prospectus) was NIS 5.75, in 2015, the price was NIS 6.31, in 2014, NIS 7.38 and in 2013, NIS 7.56 (all of the prices above include VAT).

Additionally, in recent years, there has been a decrease in the prices of ORL. The average per liter price of diesel was NIS 1.25 in 2016 (up to the publication date of the Prospectus), NIS 1.87 in 2015, NIS 2.81 in 2014, and NIS 3.03 in 2013. The impact on the fluctuations in the prices of ORL on the Company are lower compared to the impact of the rate of fluctuations in prices of diesel on the Company, inter alia, due to the taxation components included in the diesel prices.

6.7.8	Extreme weather changes

Under extreme weather conditions (winter and summer), the Company provides services in an amount higher than the average amount of the services that it provides over the year, under normal weather conditions. In the winter, the impact is mainly in the increase in road services and home services, including repairs of pipe damages which occur more frequently in the winter months as a result of the impact of extreme weather. In the summer, the impact is expressed mainly in the higher demand for road services.

Although the high consumption of the services that the Company provides within a permanent subscription may have a negative impact on the results of the Company, in light of the variety of services that the Company provides and in light of the reverse impact of the weather conditions on the services that the Company provides in the field of activity, seasonality cannot be indicated in connection with the area of operations.

It is clarified that the projections and estimations of the Company regarding the impact of the various parameters, as stated above, on the Company’s operations, including the impact for services in the insurance market, number of vehicles, transportation level, number of accidents, replacement vehicles, vehicle theft, fuel prices and the impact of the weather, are forward-looking information as defined in the Securities Law, based on subjective projections and estimates of the Company and an analysis of the market in which the Company operates. This information is based, in part, on estimates based on current trends and changes in the insurance and transport sector in recent years and their expected developments and the economic situation, security and geopolitical situation in the world and in Israel as of this date. Therefore, the effect of the aforesaid factors on activity of the Company may be substantially different from that predicted as stated, if the estimations of the Company are not realized, as a result of a large number of factors, including a change to the economic, insurance and geopolitical condition in Israel and globally, and for legislative and other regulatory changes that may impact the markets in which the Company operates, and for the realization of risk factors, as set forth in Section 6.26 of the Prospectus.

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Part Three - Description of Company’s Business in Services to Insurance Companies Sector

6.8	General information on the sector

6.8.1	Structure of the sector and changes therein

Within the services provided to insurance companies, the Company provides services which cover three central categories: roadside services, homeowner services and auto service centers, which also function as the insurance companies' approved garages where the Company repairs vehicles after accidents.

The roadside services include, inter alia: road and towing services for all kinds of vehicles, in cases of an accident and/or technical malfunction; light roadside repair services (starting, changing a tire, battery, etc.); replacement care services, transportation services for a subscriber from the site of the event; storage and vehicle keeping services; ancillary services for vehicles including passing an annual licensing test, taking the vehicle for periodic maintenance, vehicle fueling, vehicle entering services, and more (jointly, the “Road Services”).

In order to supply replacement vehicles, the Company manages a car rental practice and owns, as of December 31, 2015, about 79 vehicles available for rental to its customers in accordance with eligibility and based on the terms of the rental contract. In addition, the Company rents hundreds of additional vehicles from about 12 rental companies engaged with the Company, at various payment rates and conditions.Services to homes include, inter alia: plumbing services and water damage repairs in homes and shared property; water-heater device repair services and repairing damage resulting from inadequate sealing; emergency services in the case of a short to the apartment electrical system; break-in services, and more (jointly, the “Homeowner Services”).

The auto service center services include, inter alia: bodywork and paint in cases of damage and accidents; repair and/or replacement services of lights and side mirrors (jointly, the “Auto Service Center Services”).

It is noted that the distinction between the various services provided by the Company in the sector is not dichotomous and is intended for the description of the Company’s operations in the field of activity. Therefore, services of a specific kind will not necessarily include a different kind of services at the same time. There is synergy from the joint operation of the various services that the Company provides in its areas of activity. Accordingly, there is also a shared management of knowledge that allows for more efficient planning, management and operation of the Company’s activity in the field of activity, which allows for the expansion of the services offered by the Company to its customers.

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It is further noted that the Company sees strategic value in its ability to provide its customers with a wide variety of the aforesaid services, constituting a comprehensive solution to the requirements and needs of companies and insurance agencies, which are included in the main customers of the Company in the sector.

The ability to provide the wide variety of the Company’s services in the sector gives the Company a relative advance over its competitors, as set forth in Section 6.14 below.

The Company has three branches: Holon (the corporate headquarters), Jerusalem and Haifa, for the ongoing operation of the Roadside Services andHomeowner Services, and seven Auto Service Centers throughout the country.

6.8.2	Restrictions, legislation, regulations and special circumstances applicable to the field of activity

Insurance market

The insurance industry in Israel is regulated by the Division of Capital Markets, Insurance and Savings at the Ministry of Finance (the “Division” or the “Supervisory Division”). Within its functions, the Division supervises the insurance companies and agencies, and acts, inter alia, to maintain the policyholders’ rights, even with respect to the ancillary products of the insurance policy, such as the services that the Company provides in the area of operations. Therefore, the supervisory and regulation activity of the Supervisory Division in the insurance market may have an indirect impact on the activity of the Company in the field of activity, as will be set forth below.

6.8.2.1	In recent years, the Supervisory Division was required, both by the insurance companies and the insurance agencies, to question the legal status of the related services to the insurance companies.

Accordingly, and in light of the amendment to the Insurance Supervision Law in the matter, 4the Supervisory Division published, on December 14, 2015, the “Service Documents and Their Marketing” circular (the “Circular”), which is designated for setting rules regarding service documents for services which are complementary to insurance policies and their marketing. The Circular shall become effective on June 30, 2016, and will apply to service documents marketed or renewed as of the same date.

4         On December 16, 2014, the Insurance Supervision Law was amended, such that Section 40 of the Law determined that the service document was a “document attached to the insurance policy including conditions for providing service to a policyholder by a service provider” (the “Service Document”). It was further determined that the provisions of Section 40 regarding the insurance plan will apply, mutatis mutandis, and with the changes instructed by the Commissioner regarding the Service Document.

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The following is a summary of the provisions of the Circular relevant to the services provided by the Company in the fields of activity:

6.8.2.1.1	Service Document

An insurance company may issue a Service Document if the Service Document meets the following tests and instructions:

a)	Tests for issuing a Service Document:

•	The service under the Service Document will be provided only for an insurance event listed in the insurance plan (the insurance policy). The above will not apply regarding a Service Document that provides road services to a vehicle, replacement vehicle services or windshield repair services.

•	There is a direct relationship between the service provided under the Service Document and the insurance plan.

•	The Service Document does not provide maintenance services, periodic service, preventative treatment or product repair.

b)	The provisions regarding a Service Document:

•	The Service Document will clearly list the details of the service provided and its contact information, as well as exceptions to the Service Document.

•	Termination of the Service Document will be in accordance with the relevant provisions of the insurance plan to which the Service Document is attached and the provisions of the law. However, notwithstanding the above, the insurer may include in the Service Document a condition that allows it to cancel the Service Document for all of the recipients of the service in the case of the termination of the engagement of the insurer with the service provider, if the insurer does not reach an agreement with an alternative service provider, subject to approval of the supervisor. Cancellation of the Service Document as stated will enter into force immediately from the notice of the termination, and the recipient of the service will be entitled to a relative reimbursement of the price of the service document paid.

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•	The Service Document will not include a condition for application that could have been clarified upon the acquisition of the Service Document therein.

•	The Service Document will include an undertaking of the service provider (such as the Company) to the recipient of the service, whereby (1) the service provided thereby will be provided by suitable professional entities that are relevant to the type of service; (2) there is effective and available communications with the recipients of the service; (3) the service is provided with an adequate geographical spread.

c)	An insurance company will be responsible for the service provided within the Service Document.

d)	An insurance company will allow the recipient of the service to select one service provider from at least two service providers.

6.8.2.1.2	Marketing a Service Document -

a)	General provisions for marketing a Service Document -

•	The price of the Service Document will be presented separately from the price of the insurance policy.

•	The acquisition of an insurance plan will not be contingent on the acquisition of a Service Document.

b)	An insurance agent may market a Service Document without the involvement of an insurance company, provided that it meets the general provisions as stated in Section A above, and the following conditions set forth in the Circular.

It should be noted that the provisions of the Circular do not apply directly to the Company (rather to insurance companies and agencies), however, the Company estimates that they may impact its activity, primarily with respect to the road services, in the following manner: generally, the Company estimates that the sale of a Service Document separately from the insurance policies may be reduced following the stricter conditions for the sale of such Service Documents. In light of the above, the insurance agents may increase sales of insurance policies including Service Documents as an integral part of the policy, meaning in accordance with the sale method within which the Company operates, and as a result of the same, the Company’s activity may increase. Additionally, according to the provisions of the circular, insurance companies will be required to offer, within Service Documents, at least two service providers from which the recipient of the service will choose a preferred provider, which may increase the Company’s activity compared to insurance companies with which the Company’s activity is in large scopes. In light of the above, the Company in unable to assess the degree of the impact of the provisions on its activity.

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It is further noted that to the best of the Company’s knowledge, and as it was informed by insurance companies, the relevant Service Documents of the Company were approved by the Supervisory Department of Capital Markets, Insurance and Savings of the Ministry of Finance. Additionally, to the best of the Company’s knowledge, the Company meets the provisions of the Circular with respect to most of the relevant Service Documents. With respect to Service Documents that include marginal services (such as test services for the vehicle and other special (VIP) services), which, as of the Prospectus date, are not consistent with the existing provisions of the law, and which require changes in light of the provisions of the Circular, the Company is operating to perform the adjustments required before the entry into force of the Circular.

6.8.2.2	Another field that the Supervisory Division sought to regulate is the handling of water damage in apartments, which is partially regulated by the Regulations. [5]Accordingly, on January 6, 2016, the Supervisory Division published an amending draft of the consolidated Circular (the “Circular Draft”), intended to provide a response to the current practice whereby the list of plumbers available to the customer is very limited.

The following is a summary of the main provisions set out in the Circular Draft:

1.	The Circular Draft proposes to determine that the list of plumbers provided on behalf of an insurance company will be broad and grant high-quality service with a proper geographic distribution in accordance with the various districts. In addition, it is proposed to determine that a “plumbers company” (such as the Company, for this purpose) will employ at least 20 service providers in order to help improve the service in this field.

2.	It is proposed that an insurance company will allow the insurer to select in advance in the insurance policy whether, upon the occurrence of an insurance event, the repair to the apartment or its content lost or damaged will take place: (a) through any plumber selected by the insured party; or (b) through a plumber on behalf of the insurance company (a “Plumber in an Arrangement”) selected by the insured party.

5         The Supervision of Insurance Regulations (Terms of an Insurance Contract for Household Insurance), 5746-1986, set forth conditions regarding coverage for water damage, both within the expansion for water damage that the insurer may purchase, both within the basic risks covered in the policy in the chapter for the structure or contents (for example, risk of a flood or floor from an external water source). Within the amendment to the Regulations mentioned, which will enter into effect in July 2015, the terms of the expansion were expanded to also include third party damage and blockage of boilers and pipes.

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3.	Additionally, it was determined that the insurance company will have a list of professionals in the arrangement, which will be updated from time to time and available to the public, including through the website of the insurance company.

The list of professionals that each insurance company must hold will allow the insurance company to provide proper services to its policyholders (considering, inter alia, the geographic distribution within the district), and in any event, will include no less than 15 professionals. In counting the number of plumbers, one Plumber Company, such as the Company, will be considered to be one plumber.

The Company estimates that if a draft of the Circular is accepted as a binding draft, it is possible that the same would limit the scope of the services to apartments that the Company provides (constituting, as of the Prospectus date, approximately 10% of the Company’s turnover from the area of activities); however, the Company estimates that in light of the expected change to the manner of the engagement with respect to these services (from the engagement on the basis of the sale of subscriptions to an engagement on a consumption basis) and a respective change in the pricing of these services, the same will not materially harm the business results of the Company.

It is clarified that the projections and estimations regarding the impacts on the Company’s activities of regulatory changes applicable to the Company, as stated above, are forward-looking information as defined in the Securities Law, based on subjective projections and estimates of the Company and an analysis of the market in which the Company operates as of the publication date of the Prospectus. This information is based, in part, on estimates based on current trends and changes in the insurance sector in recent years and its expected developments and the economic situation, security and geopolitical situation in the world and in Israel as of this date. Therefore, the effect of the aforesaid factors on activity of the Company may be substantially different from that predicted as stated, if the estimations of the Company are not realized, as a result of a large number of factors, including a change to the economic, insurance and geopolitical condition in Israel and globally, and for legislative and other regulatory changes that may impact the markets in which the Company operates, and for the realization of risk factors, as set forth in Section 6.26 to the Prospectus.

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6.8.2.3	Auto Service Centers

In order to operate the bodywork and paint service centers, the Company must meet the conditions listed in the Supervisory Order of Goods and Services (Garages and Factories for Vehicles), 5730-1970 (in this subsection: the “Order”), as a condition for receipt of a license from the director of the vehicle and maintenance services division of the Ministry of Transportation to manage a factory for repair and paint vehicle parts (with the “factory” being defined as a place at which work is performed with cars or automotive vehicles, as defined in the Transportation Ordinance [New Version], or at which they are provided with service, including a mobile garage).

The main conditions for receipt of the license as stated are as follows: a minimum work area of about 370 square meters and a suitable structure, equipment such as a car lift, a paint oven and other designated devices, and the employment of a professional manager with suitable qualifications for body work and painting.

To the best of the Company’s knowledge, the Company meets the provisions of the law and regulation relevant for the operation of the service centers, including the terms of the license required under the order. The Company has a valid license for the operation of each of the service centers.

6.8.3	Changes to the Scope of Activity in the Sector and its Profitability

The scopes of activity and profitability of the Company in the area of operations are impacted by a number of factors - internal and external to the Company - the main ones being: (a) the terms of the agreements with insurance companies or other customers of the Company in the area of operations, (b) regulatory changes to the insurance market that may burden the Company’s activity, (c) the number of vehicles in Israel and the transportation levels; (d) the age of the apartment of vehicle and the replacement of old vehicles with new ones, (e) the amount of car theft, (f) extreme weather changes, (g) technological changes, (h) fuel prices. For a description of the potential impact of the aforesaid factors on the activity of the Company in the field of activity, see Section 6.7 above.

In light of the changes that occurred in recent years in the factors that may impact the Company’s activity, the scope of the Company’s activity in terms of the number of subscribers to services provided to the insurance companies is in a trend of increase, primarily due to the increase of the basket of services that the Company offers to the insurance companies, and the Company’s engagement with additional insurance companies as described in Section 6.11.4 below.

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6.8.4	The developments in the markets of the field of activity or changes to the customer characteristics

As set forth in Section 6.12 below, the Company markets its services primarily through the insurance companies. Therefore, the developments on the insurance market, primarily with respect to the manner of marketing and/or the supply of services accompanying the property insurance policy (vehicles and apartments), may have a direct impact on the Company’s business. In recent years, there have been significant changes in the insurance market, which include, inter alia, marketing road services by insurance agents “outside of the policy” and a transition to direct marketing of insurance policies by the insurance companies (marketing without the involvement of insurance agents). Since the aforesaid changes have opposite effects on the Company’s activity in the field of activity, the aforesaid changes do not have a substantial impact on the Company’s activity. In any event, the Company is prepared to operate in the two marketing channels as stated, and examines from time to time the manner with which it markets its relevant services.

6.8.5	Technological changes that may have a material impact on the field of activity

The developments that occurred in the last two decades in technology applied in vehicles have led to a decrease in malfunctions and improved ability to locate malfunctions and prepare them ahead of time (due to the installation of advanced monitoring and control systems of new vehicles). As a result, consumption of the road services that the Company provides decreased, which may improve the Company’s business results, in light of the business model of the Company that is based, essentially, on the sale of subscriptions against a fixed charge. Additionally, accessories and technological means have recently been developed that monitor activity in an apartment; however, since they are not yet become ubiquitous, the Company is unable to assess their impact on the services to apartments provided by the Company at this stage.

However, it is noted that the technological changes may also have a reverse effect on the Company with respect to the auto service center activity, since the aforesaid changes might limit the number of accidents and malfunctions in vehicles, and as a result, limit the scope of activity of the auto service centers.

6.8.6	Critical success factors in the field of activity and changes therein

The Company estimates that the main factors on which the success of the Company’s activities in the field of operations relies are:

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(a) The Company’s ability to provide varied and comprehensive services; (b) a high level of service, which is professional and emphasizes broad national deployment; (c) the ability to provide services at competitive prices; (d) experience, goodwill and branding - the Company’s reputation, based on a professional and senior management, on the advanced service and operation systems, and the Company’s ability to provide high quality, professional, reliable and highly accessible services to financial entities and main service providers, advances the activity of the Company in its field, both in terms of customers and in terms of suppliers. In terms of customers, the Company’s reputation helps strengthen its relationships with customers and increase the Company’s strength in the industry, as the Company estimates that its customers attribute great significance to the reputation, which is related to the Company’s ability to provide high quality, professional and reliable service. In terms of suppliers, the Company’s reputation helps it to utilize the economies of scale, reduce costs and obtain preferential contract terms; (e) economies of scale - the activity in the industry is characterized by high fixed costs arising, inter alia, from the need for an extensive logistical system. Under these conditions, there is an advance to a customer with a large scope of operations and broad distribution of branches, which allow it to use existing infrastructures optimally, and lower costs with various suppliers; and (f) good working relationships with the insurance companies and insurance agencies, which constitute the main source of the Company’s income in the field of activity.

6.8.7	Main entry and exit barriers of the field of activity and changes therein

The entry barriers for providing services in high scopes, which are similar to those that the Company provides, are significant and include: (a) engagement in contracts with the insurance companies; (b) the system of service with broad geographical distribution; (c) branding and goodwill, including a high level of service, experience, reliability and professionalism; (d) the ability to provide services at competitive prices; and (e) close working relationships with the insurance companies and agencies; and (f) high initial equity for the purchase of equipment.

Conversely, in the Company’s opinion, the main exit barriers from activity in the field are the ability to terminate long-term contractual engagements with customers (meaning, with the insurance companies and agencies), the receipt of consent from the financing entities of the Company and the ability to exercise property and equipment (mainly with respect to the vehicle fleet).

6.8.8	Alternatives to the products in the field of activity and changes therein

There are a number of alternative products in the field of activity of services to insurance companies.

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Generally, in light of the nature of the services that the Company provides, which are marketed primarily to subscribers, any service similar to the services of the Company provided on the basis of payment for consumption constitutes an alternative product to the Company’s services in the field. Therefore, most of the alternative products of the Company do not differ in quality of the service, but rather in the payment model on the basis of which payment is possible.

For example, the vehicle importers offer same services to road services and service center services offered by the Company, such as special services for various treatments in the importer garage (mechanics, bodywork, and the like), and road and towing services.

Another example relates to apartment services - some of these contain “private plumber” coverage, marketed through the insurance companies, which allows for the receipt of services through private plumbers the cost of which is covered by the insurance companies. However, the cost to the customer of the service, including the amount of the deductible in the case of damage, is substantially higher than the deductible required to be paid by a subscriber that purchases a Service Document of the Company from the insurance company.

6.8.9	The structure of the competition in the field of activity and the changes therein

For information regarding changes in the market in which the Company operates in the field of activity, in connection with the sales channels, and manner of marketing services of the Company in the field of activity of the Company in relation to its competitors in the area of operations, see Section 6.14 below.

6.9	The Company's services in the sector

6.9.1	General

Within the sector, the Company sells, mainly through insurance companies, services to subscribers, including roadside services, homeowner services and auto service centers that the Company operates (as set forth in Section 6.8.1 above). The services are purchased mainly by insurance companies (for the Company’s subscribers) and are provided by the Company directly to the subscribers. In light of the above, the Company is not dependent on the insurance companies to distribute the services in this sector (for additional information regarding the Company’s engagements with the insurance companies, see Section 6.11.4 below).

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The Company has additional engagements with various companies and entities, for providing its services in the field of activities both with subscribers and by charging for consumption.

As of the date of the Prospectus, the Company has agreements with 12 insurance companies in Israel, based on which each of the insurance companies offer their policyholders, during the sale of the car insurance and/or apartment insurance policies, to join as subscriber, together with the production of the insurance policy, of services provided by the Company as well (in whole or in part) or to engage with the Company to receive services at the Company’s auto service centers (withoutsubscriptions) - all based on the terms of the Service Documents with the Company.

The Company updates the insurance companies of new services that it offers periodically, and allows them to purchase and distribute these services to their subscribers.

In 2015, the Company sold approximately 1,461,039 subscriptions for the receipt of services in the sector, with different mixtures. In 2014, the Company sold approximately 1,262,391 subscriptions; in 2013, the Company sold approximately 1,310,523 subscriptions.6 The following is a segmentation of the number of subscriptions sold in 2015, 2014 and 2013 based on the main types of services of the Company in the area of activity:

	Number of subscribers
Type of service	2015	2014	2013
Roadside and towing services	712,810	620,115	687,171
Replacement vehicle	348,967	344,539	424,998
Windshields	11,526	1,449	1,282
Water damage	174,930	168,324	116,758
Heaters	8,749	6,536	4,431
Sealing	119,076	119,155	75,883
Side mirrors and lights	84,981	2,273	-
Total	1,461,039	1,262,391	1,310,523

It is noted that in light of the broad scope of the Company’s services, it is able to offer its subscribers varied services including various compositions of the subscriptions listed in the table above. Additionally, it is noted that some of the subscribers listed on the table have various expansions for additional services, which are added to the basic services of the subscription, through which the Company is able to offer subscriptions to its customers adjusted to various needs.

6 It is clarified that one entity may have engaged with the Company in more than subscription. The information included in this section refers to the number of subscribers.

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In addition to the services that the Company provides to subscribers through the insurance companies as stated above, at times, the Company also performs replacements of defective parts in subscriber vehicles and/or for other customers of the Company outside of the framework of the Service Documents for subscribers. For the purpose thereof, the Company’s service cars are equipment with standard spare parts that are suitable for most vehicles, including batteries, lights, windshield wipers and more. The payment for the spare parts and their installation is carried out separately and in accordance with the Company’s price list.

6.9.2	Auto Service Centers

As part of the services provided by the Company in the sector, the Company operates seven auto service centers scattered nationwide, in order to provide bodywork and paint repair services, light and side mirrors, for insurance companies (as garages in the arrangement), for government institutions and for fleets of vehicles for other private customers that use the auto service centers of the Company outside of the framework of a subscription as well. Additionally, the Company makes use of the auto service centers to provide service to the Company’s own fleet.

6.9.3	Payment arrangements

As stated, the Company markets a substantial part of the services in the sector on the basis of subscriptions (of various kinds) at a fixed price based on type of coverage, and a smaller part of the services in the field of activity on a consumption basis.

For the services provided to the insurance company subscribers, the payment to the Company is performed by the insurance company. If a deducible applies, the Company collects the deducible from the subscriber directly, as set forth in the insurance policy, or part thereof, on the date on which the service is provided. For most of the roadside services provided by the Company, the subscriber is not required to pay a deductible, however, for most of the apartment services and in certain cases, for the Company’s auto service center services, the subscriber is required to pay a deductible.

Additionally, in the case in which the total deductible is limited to a maximum determined by the Company and the insurance company, the insurance company pays the Company the aforesaid difference.

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The payment for the Company’s services in the service centers (arrangement garages) is performed on the basis of the scope of the service actually provided, subject, in certain cases, to the discount determined in advance with the insurance company. However, in some of the agreements between the Company and the insurance companies in connection with the service center services, a uniform amount of consideration is determined for an hour of work, with the cost of additional repairs, including the cost of replacement parts, being determined by an assessor in accordance with the circumstances. In addition, some of the agreements with the insurance companies include quantity discounts provided to the insurance companies. Some of the agreements include an undertaking by the Company to collect the deductibles and the cost of the treatment directly from the policyholder, who is later indemnified by the insurance company, if entitled.

6.9.4	Replacement Vehicles

As stated above, the Company makes comprehensive and efficient use of the Company’s infrastructure for its operations in the field of activity, including its branches, systems and human resources, while combining its activities in the field of services. In this context, the Company provides replacement vehicles both to parties insured by insurance companies who have purchased replacement vehicle insurance coverage in case of accident or theft, as well as customers coming to the Company's service centers.

The shared need of the various activities of the Company in the field of activity allows for a good use of the Company’s vehicles, while adjusting the scope of the fleet of replacement vehicles of the Company to the scope of its activity. In excess of the operational efficiency improvement and the overall service provided to the Company’s customers in the field of activity as stated above, the manner of this action also leads to an improvement in the financial results in the field of activity, arising, inter alia, from direct savings in cost sections of manpower, vehicle maintenance, depreciation, insurance, fees and financing expenses.

6.9.5	Service Center

The Company has a uniform service center, which serves as the umbrella for the customer service activities for the Company’s subscribers with respect to the services in the field of activity. Through this system, the Company makes efficient use of the human and technological resources for all of its operations in the field of activity. The response in the customer service center of the Company is provided at all hours of the day and all days of the year, and is the “gateway” to contact between the subscriber of the Company and the Company.

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6.9.6	Scope of the services to subscribers

The Company has Service Documents for the various kinds of services that it offers, which govern the rights and obligations with the subscribers that have purchased insurance policies. The Service Document may include a number of kinds of services, including base services and expansions (or a number of expansions) to the base service, while distinguishing between the base service and the expanded service, and the conditions applicable with respect to each of them. In any event, the Service Document provides that it is personal for the subscriber with respect to the policyholders property (as defined in its insurance policy), and is not transferable. Additionally, the Service Document provides that the service will be provided to a subscriber through the Company alone.

The Service Document lists the types of damage and services included therein, and those that are not included therein. The damage covered within the Service Document are those that were caused during the term of the subscription, as determined in the insurance policy. In the event that there are deductibles in accordance with the policy, the Service Document will list the conditions related to payment of the deductibles, and the amount of the liability, if relevant. Additionally, the Service Document will list the warranty period for the services provided thereunder and its conditions.

In addition, the Service Document defines the timeframe for carrying out the service by the Company from the moment at which the service call is received from the service center of the Company.

The Division of Capital Markets, Insurance and Savings recently published the Circular “Service Documents and their Marketing,” which was intended to set forth rules for service documents for services accompanying the insurance policies and the manner of their marketing. For additional details in this regard, see Section 6.8.2.1 above.

It should be noted that the Company also provides its subscribers services that are not covered in the Service Document, including replacement of spare parts in vehicles, in consideration for additional payment on their behalf.

6.10	Segmentation of income and profitability of services

The information below relates to the Company's income in the field of activity in 2015, 2014 and 2013 from groups of similar services provided in the area of operations, the ratio of which is 10% or more of its income:

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	2015		2014		2013
	Income in NIS thousands	Rate of total income of the Company	Income in NIS thousands	Rate of total income of the Company	Revenue in NIS thousands	Rate of total income of the Company
Services on a subscription basis	80,167	51.2%	74,504	53.3%	77,760	55.8%
Services on a consumption basis*	37,943	24.3%	36,142	25.8%	34,925	25.1%
Sale of spare parts	24,502	15.6%	18,761	13.4%	16,152	11.6%
Total	142,612	91.1%	129,407	92.5%	128,837	92.5%

*	Including income from the car sharing and rental area of operations, in the amount of NIS 818,000, NIS 2,885,000 and NIS 3,409,000 in 2015, 2014 and 2013, respectively, constituting 0.52%, 2.23% and 2.66% of the total income of the Company in the field of activity in the same years, respectively.

As set forth in the table above, the total income from the services on a subscription basis in 2015 increased by an amount of about NIS 5,663,000 compared to 2014, reflecting an increase in a rate of 7.6% compared to 2014. However, in the analysis of the income per subscription (meaning, the income amount from the services on a subscription basis each year, compared to the total number of subscriptions sold each year 1, as set forth in Section 6.9.1 above), it appears that the income per subscription in 2015 was approximately 7% less than the income per subscription in 2014 (and an immaterial rate in 2014 compared to 2013). The aforesaid decrease arises primarily from the fact that the increase rate in the income from services on a subscription basis in 2015 was lower than the increase in the number of subscriptions sold in 2015, as set forth in Section 6.9.1 above. The Company estimates that the reason for the same arises primarily from the change in the composition of the services sold in 2015, such that it began to sell certain services at a lower cost compared to the other services of the Company in the sector (for example, in 2015, it began to sell services for light and mirror repair services which it began to sell at the end of 2014, with the consideration for them begin lower compared to the price of the other services). Another reason for the aforesaid decrease is the reduction in the subscription prices performed by the Company in the recent years, including in 2015.

1 See footnote 6 above.

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6.11	Customers

6.11.1	General

The Company’s customers in the field of activity include insurance companies, government institutions, business and private customers. For details regarding the agreements and engagements of the Company with its customers, see Sections 6.11.4 through 6.11.6 below.

6.11.2	The following are details of the Company’s income in the field of activity from customers whose sales in 2015, 2014, and 2013 (or part of them) constitute 10% or more of the total sales of the Company in the same year:

	2015		2014		2013
	Income in NIS thousands	Rate of total income of the Company	Income in NIS thousands	Rate of total income of the Company	Revenue in NIS thousands	Rate of total income of the Company
Harel Insurance Company Ltd.*	19,670	12.6%	24,630	17.6%	31,650	22.7%
Customer A *	12,287	7.8%	12,614	9.0%	14,403	10.3%
Customer B *	16,244	10.4%	8,061	5.8%	6,464	4.6%

*	For details regarding the description of the engagements with the aforesaid customers, see Section 6.11.4 below.

6.11.3	The following is a breakdown of the Company’s income in the field of activity from customers of the Company based on their sectoral association, as set forth below, for 2015, 2014 and 2013:

	2015		2014		2013
	Income in NIS thousands	Rate of total income of the Company	Income in NIS thousands	Rate of total income of the Company	Revenue in NIS thousands	Rate of total income of the Company
Insurance companies	95,154	60.8%	84,595	60.5%	85,295	61.3%
Government institutions	13,647	8.7%	13,860	9.9%	12,553	9.0%
Business customers	16,597	10.6%	17,565	12.6%	17,865	12.8%
Private customers	17,214	11.0%	13,387	9.5%	13,124	9.4%
Total	142,612	91.1%	129,407	92.5%	128,837	92.5%

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6.11.4	Agreements with insurance companies

As stated above, the main customers of the Company in the field of activity are insurance companies, as of the Prospectus date, the Company is reliant on the sale of subscriptions through them (see Section 6.11.7 below in this regard). It is noted that an insurance company that engages with the Company in a services agreement does not receive the final service, which is provided to its policyholders that choose to purchase a subscription for the Company’s services in addition to the insurance policy, through the Service Document attached to the policy.

The manner and conditions for granting the Company’s services to policyholders of the insurance companies are set forth in the various agreements of the Company with the insurance companies, including the main provisions below:

Engagement in the agreements takes place for an initial period of one to two years (the “Initial Period”), and thereafter, the agreement is automatically renewed for additional periods of one year each, unless one of the parties notifies the other of its intention to terminate the agreement with prior notice. It is noted that the Initial Period in most of the current agreements of the Company has passed and they are under extension periods. Some of the agreements are for an indefinite period, with each party being able to terminate the agreement with prior notice.

Some of the agreements provide that notwithstanding the above, the insurance company may terminate the agreement immediately upon the occurrence of extraordinary events that prevent the Company from supplying the services and/or in cases of a material breach of the agreement on the part of the Company. Most of the agreements provide that if the Company does not provide its services within a reasonable amount of time, the subscriber may, after providing notice to the Company, request a service from another entity and charge the Company at the agreed price. In reality, there are few cases in which service is provided by another entity that is not coordinated with the Company.

In most of the agreements, the Company undertook to indemnify the insurance company for any loss or damage caused to it as a result of the performance of non-performance of the services of the Company or its obligations under the agreement. Additionally, the Company undertook to hold and keep, at its expense, various insurance policies for damages caused, if any, for any action or omission of the Company and/or those acting on its behalf.

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In addition, in some of the agreements with the insurance companies, the Company undertook to immediately make available to the policyholder a replacement vehicle for the duration of the stay of the insured car in the service center garage.

In most of the agreements, consideration for the services is provided for annual or monthly subscription fees for each Service Document sold, based on the price list determined in the agreement. The payment terms range between 45-90 days from the date of the engagement with the subscriber in the relevant Service Document.

The payment for the service center services is performed on the basis of the work actually performed (and is not included in the subscription fees). In this regard, see Section 6.9.3 above.

It is emphasized that the Company’s agreements with the insurance companies do not include an undertaking to direct customers to the Company’s service centers, and such direction of the customers as stated takes place at the initiative of the customer alone, who may choose which garage to use for the treatment from a list of service centers affiliated with the insurance company in a similar arrangement.

As of the Prospectus date, the Company is focusing on marketing to insurance agents and reinforcing its relationships with the insurance companies, and does not invest substantial resources in marketing and advertising its services in the area of activity to the general public. Therefore, the marketing activity by insurance companies in connection with the Company’s services has a material impact on the number of the Company’s subscribers. It is noted that the Company is constantly examining the need to increase the marketing and advertising efforts of its services in the area of activity in various channels.

6.11.5	Agreements with governmental institutions

Framework agreement with the Government of Israel

On October 1, 2013, Shagrir Systems, after winning a tender of the Government Procurement Administration, engaged in a framework agreement with the State of Israel, as amended on June 3, 2015 (the “Framework Agreement with the Government”) to provide roadside, towing and emergency services, with the consideration for the services being in accordance with the pricelist determined in a definitive agreement. The end of the term of the agreement, after its extension, is October 1, 2017, while the Government of Israel reserves its right to terminate the engagement at any time, with a 90 days prior written notice.

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Under the Framework Agreement with the Government, Shagrir Systems engaged in specific agreements for roadside services, towing and emergency services with government institutions, including: the Israel Postal Service, Ministry of Defense, Prime Minister’s Office, Prison Service, Magen David Adom, Mekorot, and more.

Within the Structural Split, the Framework Agreement with the Government and all of the agreements thereunder were assigned from Shagrir Systems to the Company.

Agreement with the Israel Police

In 2010, Shagrir Systems engaged in an agreement with Israel Police after winning a tender on behalf of Israel Police for the supply of towing services of vehicles and their storage at the request of the Police. As part of the Structural Split, this agreement was assigned to the Company. The aforesaid agreement is in force until December 31, 2016, and its renewal is subject to a new tender.

The Company considers the engagement with the Israel Police to be a material engagement, and non-renewal of the engagement with the Israel Police may have a periodic negative impact on the Company’s results. It is noted that from time to time, during the ordinary course of the Company’s business, the Company focuses on other tenders on behalf of the Police and different government tenders for providing the services in the area of activity.

6.11.6	Engagement with business and private customers

The Company has a limited number of business customers that manage fleets of vehicles (most of which are car rental and leasing companies) and has periodic private customers. As of the date of the Prospectus, the Company does not have agreements for providing services to these customers, but rather most of the engagements with them are carried out on the basis of work orders, based on the work actually performed, and in accordance with the price list of services agreed upon in advance.

The Company provides services periodically to car rental and leasing companies, and is acting to increase the scope of activity with them. However, the Company assesses, as of the date of the Prospectus, that these engagements do not have substantial potential for increasing the scope of the services offered by the Company in the field of activity, since a substantial part of the car rental and leasing companies provide their own services similar to the services provided by the Company in the field of activity, and therefore, are not required to engage with an external service provider for the same purpose.

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With respect to the Company’s engagement with business customers that manage fleets of vehicles (which are not car rental and leasing companies) which, as stated, constituting an immaterial part of the Company’s business customers as of the date of the Prospectus, the Company estimates that there is potential for expanding the scope of the services provided by the Company to the aforesaid customers, both by way of expanding the scope of the services provided by the Company to the existing customers, and by way of expanding the circle of this kind of customers. To do so, the Company is examining the need to expand the marketing activity among these customers, and the conditions for providing the service offered to them.

6.11.7	Dependence

In light of the structure of the market to the insurance companies, the Company estimates that the termination of an agreement with one or more of the insurance companies may materially harm the field of activity for a limited period of time.

6.12	Marketing and distribution

6.12.1	Generally, in the market in which the Company operates in the area of activity, there are a number of potential marketing and sales channels on a subscription basis (in this Section 6.12.1: the “Services”), as follows:

(1)	Engagement with the insurance companies only. In this form of engagement, the insurance companies offer their policyholders the Services within the Service Documents included in the insurance policies marketed to the policyholders, as an integral part of the policies. It is noted that the engagement of the insurance companies with the policyholders for the sale of the insurance policies may be performed in two manners, as dependent on the marketing method of the insurance company: (a) the sale of the insurance policy (including the Service Document) through an insurance agent; (b) direct sale of the insurance policy (including the Service Document) by the insurance companies to their policyholders;

(2)	Engagement with the insurance agents alone. In this form of engagement, the insurance agents market the Services to subscribers “outside of the policy” (meaning, not as part of the insurance policy) and without any involvement of the insurance companies;

(3)	Direct engagement with the subscribers. In this form of engagement, companies such as the Company market the Services directly to subscribers, without the involvement of insurance companies or insurance agents;

(4)	Engagement to market the Services is performed with a combination of all or some of the above channels.

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6.12.2	As stated above, marketing the Services on a subscription basis by the Company is largely performed in accordance with option (1) above. Thus, the Company engages with the insurance companies for the sale of Services on a subscription basis, and they are offered to their policyholders in an insurance policy that includes Service Documents for the Company’s services (in various compositions). It is noted that despite the fact that the Company does not engage with the insurance agents for the sale of its Services in the sector (as set forth in option (2) above), the Company still considers the insurance agents to be an important marketing channel, as the insurance agents consult potential subscriptions of the Company regarding the selection of the insurance policies offered by the different insurance companies (some of which, as stated, include Service Documents for the Company’s Services), and thus may impact the scope of subscriptions that the Company sells. In addition, the insurance agents consult regarding the selection of the provider of the services from among those offered by the insurance companies (in accordance with the provisions of the circular, as of June 30, 2016, as set forth in Section 6.8.2.1 above). Therefore, the Company is making efforts to reinforce its relationships with the insurance agents and market its services among the insurance agents as well.

6.12.3	In addition, a material part of the Services on a subscription basis that are sold by the Company in the area of activity are marketing to the subscribers in accordance with option (3) above, meaning, marketing services to subscribers directly, without involvement of insurance companies or insurance agents, primarily to government institutions or business and private customers, as set forth in Sections 6.11.5 and 6.11.6 above.

6.12.4	To the best of the Company’s knowledge, some of its competitors in the field sector market the Services, inter alia, through the insurance agents (meaning, based on option (2) above) as stated, as opposed to the Company.

6.12.5	For the sales and marketing activities of the Company, as set forth above, the Company operates a sales department. The Company's sales team is mainly responsible for contacts with companies and insurance agents. Also, the salespeople are engaged in marketing the Company's services to various companies, institutions and car fleets.

6.13	Order backlog

The Company does not have a backlog.

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6.14	Market and competition

The Company has a number of competitors, which offer services similar to those offered by the Company. However, to the best of the Company’s knowledge, the market of services to the insurance companies does not have competition that provides the same variety and extensive composition of services, as offered by the Company to its customers. Therefore, the Company is unable to assess its total market share in the market of the services to the insurance companies. The following details the main competitors of the Company that offer services similar to those offered by the Company; however, it is emphasized that to the best of the Company’s knowledge, each of the following competitors competes with the Company in a specific part or most of the services that the Company offers: Shahar Group Holdings and Management Ltd., Shlomo Holdings Ltd., Pami Premium Ltd., Mamsi Road and Towing Services Ltd., Zebra Car Services Ltd., Milgam City Services Ltd. and Start Car Services Ltd.

The Company estimates that as of the end of 2015, its subscriptions to the roadside and towing services constitute approximately 30% of the total subscriptions for roadside and towing services sold in Israel. The remaining subscribers in this services sector, meaning approximately 70%, is divided among the ten other companies that provide roadside and towing services.

As to the other services that the Company provides in the field of services, the Company is unable to assess the amount of the services provided by the Company compared to its competitors.

It is noted that the market of bodywork and paint garages for vehicles is characterized by a large number of small businesses that are privately owned, spread geographically through the State. In recent years, the number of large entities, some of which include competitors of the Company listed above, have begun to operate in the field. The competition for customers with respect to the services provided by the service centers is mainly geographic and focuses on creating relationships with the various insurance agents that operate in the same geographic area (which may have an impact on the selection of the garage by the policyholder).

Additionally, as stated above, the Company’s competitors are different from the Company in terms of the various marketing methods with which they market the services. While for some of the Company’s competition (particularly in the field of roadside services and towing), the insurance agents are not only a marketing channel, but also a sales channel and the billing of consideration (without the involvement of the insurance company), for the Company, the insurance agents act only as marketing channels, while the Company's sales and billing its consideration is performed through the insurance companies, which are the main customers of the Company in the field of activity as stated above.

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The Company examines, from time to time, the option of transitioning to marketing its Services in the area of activity, and specifically the roadside and towing services, through the insurance agents instead of sales through the insurance companies only. In the Company’s assessment, this transition may, on the one hand, increase the market share of the Company in the area of activity due to the introduction of an additional sales channel, and on the other hand, impact the Company’s engagements with the insurance companies, and therefore may limit the existing sales channel. Therefore, the Company estimates that there is not necessarily a clear advantage for the Company to transition to marketing through the insurance agents. However, it is important to note that in any event, the Company considers the insurance agents to be an important marketing channel, and therefore the Company continues to work to maintain the relationships with the insurance companies through the Company’s sales agents, as stated in Section 6.12 above.

It will be further noted in this context that the Company estimates that as of the end of 2015, two thirds of the roadside and towing services in Israel are sold as part of the insurance policies, and the remainder are sold through the insurance agents (without the involvement of the insurance companies).

It is clarified that the projections and estimations of the Company regarding the structure of the market and the impact of the competition therein, as stated above, are forward-looking information as defined in the Securities Law, based on subjective projections and estimates of the Company and an analysis of the market in which the Company operates as of the publication date of the Prospectus. This information is based, in part, on estimates based on current trends and changes in the transport sector in recent years and its expected developments and the economic situation, security and geopolitical situation in the world and in Israel as of this date. Therefore, the effect of the aforesaid factors on activity of the Company may be substantially different from that predicted as stated, if the estimations of the Company are not realized, as a result of a large number of factors, including a change to the economic, insurance and geopolitical condition in Israel and globally, and for legislative and other regulatory changes that may impact the markets in which the Company operates, and for the realization of risk factors, as set forth in Section 6.26 of the Prospectus.

6.15	Production capacity

In general, the Company has no restrictions on communication with customers and/or new subscribers, in most of the services that it provides under this area of activity, since it has the ability to increase the number of subcontractors with whom it interacts in short time frames. However, with regard to services provided by the Company as part of the auto service center, the Company may have certain limitations in taking on new clients, but this limitation is not significant since the Company is ready to establish additional service centers in a short period of time and / or engage with external subcontractors for the supply of the service. The Company estimates that, as of the Prospectus date, it is not close to full capacity in the service centers.

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6.16	Fixed assets, land and facilities

6.16.1	Real property

The following are details regarding the real estate assets used by the Company for the ongoing activity in the fields of activity, as set forth below:

Property and location	Company’s right in the property	General Description
Real Estate in Haifa, near the Check Post junction	Ownership

As part of the Structural Split, the Company acquired from Shagrir Systems an asset with an area of 1,608 square meters.

On December 30, 2014, the Company and Pointer signed a lease agreement, as amended on December 30, 2015, whereby Pointer leases from the Company part of the asset. For additional details see Section 8.5.3 to Chapter H of the Prospectus.

This asset is used as an auto service center and operations center of the Company.

Asset on 8 Maaseh Hoshav Street, Jerusalem	Rent

As part of the Structural Split, the Company was transferred the rights and obligations arising from a rental agreement dated October 17, 2012, in an asset with an area of approximately 1,473 square meters in consideration for monthly rental fees of NIS 49,000 (while every three years, the rental fees will increase at a rate of 3%), and in addition to linkage to the index and due VAT. The end of the term of the lease is December 31, 2022. In addition, the Company has an option to extend the term of the lease by three years.

In accordance with the agreement signed between the Company and Pointer on December 30, 2014, as amended on December 30, 2015, the Company leases approximately 18% of the leased area to Pointer. For additional details see Section 8.5.4 to Chapter H of the Prospectus.

This asset is used as a service and operations center of the Company and is used for the operation of a service center of the Company.

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8 Hanefach Street, Holon	Rent

As part of the Structural Split, the Company was transferred the rights and obligations arising from the lease agreement from July 2008 in an asset with an area of approximately 5,320 square meters. In August 2015, the term of the agreement was extended by an additional term, ending on December 31, 2023. The monthly rental fees are in the amount of NIS 123,000, in addition to linkage to the index and due VAT. In addition, the Company has an option to extend the term of the lease by five additional years, while the rental fees will increase in the option period by 5% compared to the current rental fees.

As of December 30, 2014 the Company leased part of the property with a sublet to Pointer. On December 30, 2015 conditions to terminate the sublease were agreed between the Company and Pointer. For additional details see Section 8.5.5 to Chapter H of the Prospectus.

This property serves as service and operations center of the Company and as the headquarters of the Company.

Asset of 4 Hapelda St., Northern Ashdod Industrial Area	Rent

As part of the Structural Split, the Company was transferred the rights and obligations arising from a rental agreement dated July 15, 2010, in an asset with an area of approximately 1,580 square meters in consideration for monthly rental fees of NIS 15,000 in addition to linkage to the index and due VAT. In May 2015, the agreement was extended for an additional term that will end of July 31, 2019. In addition, the monthly rental fees were updated to NIS 20,000, in addition to linkage and due VAT.

This property is used for the operation of a service center of the Company.

Asset of 26 Hashoftim Street, Holon	Rent

As part of the Structural Split, the Company was transferred the rights and obligations arising from a rental agreement for an asset with an area of about 1,845 square meters dated December 17, 2011 (as amended from time to time), in consideration for monthly rental fees of NIS 56,000 in addition to linkage to the index and due VAT. The end of the rental period is August 31, 2017. In addition, the Company has an option to extend the term of the lease by three years.

This property is used for the operation of a service center of the Company.

Asset on 6 Hayezira Street, Raanana Industrial Area	Rent

As part of the Structural Split, the Company was transferred the rights and obligations arising from a rental agreement for an asset with an area of approximately 550 square meters on a defined lot with an area of approximately 950 square meters, dated December 27, 2011, in consideration for monthly rental fees of NIS 6,000 in addition to linkage to the index and due VAT until February 21, 2018. In addition, the Company has an option to extend the term of the lease by three years.

This property is used for the operation of a service center of the Company.

Asset on 3 Hamikzoa Street, Tel Aviv	Rent

As part of the Structural Split, the Company was transferred the rights and obligations arising from a rental agreement in an asset with an area of approximately 450 square meters dated April 24, 2014, in consideration for monthly rental fees of NIS 26,000 in addition to linkage to the index and due VAT. The end of the rental period is April 30, 2018. In addition, the Company has an option to extend the term of the lease by four years (in addition to 3% of the current rental fees).

This property is used for the operation of a service center of the Company.

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Asset of 10 Haashlag Street, Haifa	Rent

On May 4, 2015, the Company engaged in a rental agreement for an asset with an area of approximately 350 square meters and an adjacent operating yard of approximately 500 square meters, for a period of 60 months (five years), beginning on June 15, 2015, in consideration for monthly rental fees of NIS 15,000, in addition linkage to the interest and due VAT. In addition, the Company has an option to extend the term of the lease by five additional rental terms of 12 months each.

This property is used for the operation of a service center of the Company.

Asset of 8 Yad Harutzim Street, Poleg, Netanya	Rent

On October 27, 2015, the Company engaged in a sublease agreement as a sub-lessee for an asset with an area of approximately 830 square meters for a period of 66.5 months (approximately five and a half years), beginning on November 15, 2015, in consideration for monthly rental fees of NIS 45,000, in addition linkage to the interest and due VAT. In addition, the Company has an option to extend the term of the lease for additional rental terms of 12 months each, subject to the extension of the term of the lease in the main lease agreement.

This property is used for the operation of a service center of the Company.

6.16.2	Vehicle fleet

The number of vehicles of the Company amounts, as of December 31, 2015, to 196, on December 31, 2014 the Company had 237 vehicles, and on December, 31 to 2013, the Company had 316 vehicles.

The following details the vehicle fleet of the Company as of December 31, 2015, 2014 and 2013:

Type of vehicle / year	2015	2014	2013
Tow trucks and emergency service vehicles	84	86	90
Rental / replacement cars*	79	130	207
Personal vehicles	33	21	19
Total	196	237	316

*	Of these 11, 23, and 27 vehicles were made available for use by Pointer, as of December 31, 2015 December 31, 2014 and December 31, 2013, respectively. In accordance with the agreement between the Company and Pointer, the Company continued to provide during 2015 its vehicles for the use of Pointer in consideration for monthly payment (leasing / rental). These vehicles are presented in this year together with the rental / replacement cars of the Company. For additional details regarding the car rental agreement between the Company and Pointer, see Section 8.5.7 to Chapter H of the Prospectus.

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The Company’s policy is generally to sell the towing and emergency service vehicles after a term of use of approximately 6.5 years on average, and to sell vehicles from the replacement car fleet after use of approximately 2.5 years on average. As of 2011, the Company commenced purchasing less expensive service vehicles, and the Company’s policy is generally to sell them after use of approximately 3.5 years on average.

The adjusted depreciation rate of the vehicles is as customary in the industry and is considered to be enough to reduce the assets over their estimated useful lives. The capital gains or loss (as applicable), if created, is impacted from the state of the used vehicles market in Israel.

The cost of maintaining a towing vehicle, service car and the replacement car fleet (excluding depreciation) amounted in 2015 to NIS 8,896,000, in 2014 to NIS 10,308,000, and in 2013 to NIS 12,913,000.

6.16.3	Information systems in the sector

The Company has a network of computers in all of its branches in Israel, which connects each of the branches to the computerization system of the Company, located in the Company’s headquarters. In addition, the Company uses a management, control and monitoring system, which is the operating system responsible for the management and control of all of the work processes in the sector. The fact that use is made of one computer system, which is managed by a team of employees that supports all of the Company’s activities in the field of activity, allows for easy and efficient maintenance of the Company’s computerization systems. In addition, decisions of the Company with respect to the information systems are made based on a comprehensive view of the various activities of the Company in the area of activities, and in order to create efficiency and savings in the joint work processes.

6.17	Intangible assets

6.17.1	Trademarks

The name “Shagrir” is a registered trademark in Israel in the group of services of “towing and roadside services.” As of the Prospectus date, the aforesaid trademark is owned by Shagrir Systems; however, the Company is in the process of transferring the registration of the aforesaid trademark under the name of the Company. The aforesaid trademark is valid until February 2, 2019.

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In addition, on February 21, 2016, the Company filed an application to register three trademarks (logo design) as trademarks in Israel, that it owns: “Shagrir” (in the group of services of “towing and roadside services”), “Shagrir Service Centers” (in the group of services of “bodywork and paint services”) and “SCL - Total Customer Service” (in the group of services of “services handling water damage”).

Additionally, the Company holds the following domain names: shagrir.co.il, shagrir.com, shagrir.biz, shagrir.info, sechel.co.il, 8888.co.il. The domain names listed above are valid until 2016-2019 (excluding shagrir.co.il, which is permanently valid). The Company renews the domain names from time to time as needed.

For details regarding the intangible assets of the Company to which value is charged in the Company’s financial statements, see Note 10 of the Company’s consolidated financial statements as of December 31, 2015, attached to Chapter I of the Prospectus.

6.18	Human Resources

6.18.1	Organizational structure

The following chart describes the organizational structure of the Company in the field of activity as of the publication of the Prospectus:

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6.18.2	Headcount

The following are details about the number of employees employed by the Company in the field of activity and in accordance with the organizational structure:

Department	Number of employees employed near the publication of the prospectus	Number of employees as of December 31, 2015	Number of employees as of December 31, 2014	Number of employees as of December 31, 2013
Operation	306	306	278	264
Sales and Marketing	18	16	14	15
Management, staff and funds	18	18	18	16
Total	342	340	310	295

6.18.3	Benefits and nature of employment agreements

The Company has a number of types of employment agreements, including: daily employment agreements and monthly employment agreements. The Company rewards most of its employees with various incentives at its discretion and in accordance with the performances of the Company and specific employee. In addition, the Company rewards its senior employees with options based on the Company’s options plan. On the basis of the same plan, in March 2015, RSUs were granted to a number of employees and officer holders. For additional details, see Section 3.2.3 to Chapter C of the Prospectus.

The Company typically insures its employees with pension insurance and sets aside each month to managers insurance and/or pension funds in accordance with the employee’s salary and subject to the provisions of the Law. Some of the employees have a provision for an advanced study fund.

As of mid-2012, some of the employment agreements with new employees include an undertaking under Section 14 of the Severance Pay Law, 5723-1963 (“Section 14”). In accordance with the above obligation, on the termination of the employment, the aforesaid employees will be entitled to the balances for the severance pay component that have accrued for them in the funds and relevant policies, and the Company will not be required to carry out additional payments for severance pay for these employees. As of August 2014, all of the employment agreements of the employees absorbed into the Company include an undertaking under Section 14.

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The cost of the salaries (including bonuses) in the field of activity in 2015 amounted to NIS 47,011,000, in 2014 to NIS 42,055,000 and in 2013 to NIS 41,796,000.

6.18.4	Compensation Plan

For details about the Company’s compensation plan for employees, officers and consultants, see Section 3.2.3 to Chapter C of the Prospectus.

6.18.5	Officers

For details regarding the employment agreements, terms of employment, compensation and benefits with respect to the employees of the Company, see Section 8.1 to Chapter H of the Prospectus.

6.19	Suppliers and service providers

Within its operations in the sector, the Company regularly purchases services from service providers in the sector (usually subcontractors, through which the Company provides part of its services in the sector). In addition, the Company purchases vehicle rental services for the supply of replacement vehicles for its subscribers, and purchases from suppliers spare parts and parts for vehicles, in order to provide its services in the field of activity. In addition, the Company purchases fuel for providing the roadside and towing services and the ongoing operation of its activity. For additional details, see Sections 6.19.1 through 6.19.7 below.

Generally, the Company conducts negotiations with its suppliers periodically to improve the service and/or products supplied to it, and the rates at which it purchases the products and/or services are in accordance with market conditions.

The engagements with the suppliers and service providers are performed on the basis of a framework agreements signed between the Company and most of the service providers and suppliers as stated, including a fixed price list for the services provided by the same supplier or service provided to the Company. From time to time, the Company provides statements of work to the supplier or relevant service provider for the receipt of the service.

At times, the Company is required to receive exceptional services, in a scope or area in which the service is provided, in these cases, the Company pays the supplier or service provider a rate that is different from the rate determined in the agreement.

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The Company in not dependent on any supplier. The Company estimates that as needed and/or to improve its profitability, the Company may replace a supplier or suppliers in the case in which the present suppliers, without having a material impact on the activity of the Company and/or without the same constituting a substantial difficulty in the fulfillment or availability of alternative suppliers.

Within the engagements of the Company with the service providers and suppliers as stated above, the Company has a number of main suppliers as described below:

6.19.1	Spare parts

The Company purchases tin and shell parts, headlights, side mirrors, batteries and other spare parts. The purchase is primarily performed on a consumption basis, and therefore the Company is not required to hold inventory in large amounts, but rather has basic inventory alone.

6.19.2	Paint, auxiliary materials and equipment

The Company is required to hold a large variety of paint materials and auxiliary materials for the ongoing work process and suitable equipment. In this context, there are currently four main companies that import and distribute paint and auxiliary materials for the performance of bodywork repairs and painting vehicles, with which (or part of which) the Company engages on consumption basis. The aforesaid companies represent the paint manufacturers that supply the materials to the car manufacturer industry. The competition between the companies is focused mainly on aspects of price and service.

6.19.3	Car lease companies

The Company provides replacement cars for its subscribers and customers of the service centers through 12 rental companies, in order to improve the geographic deployment of the replacement car supply points and to improve the economic viability for the Company.

The Company pays the rental companies the rent fees only. Expenses such as fuel, vehicle upgrades, etc., are paid for by the subscriber. In the case of a shortage of rental vehicles in one of the rental companies, the Company directs its subscriber to other companies, and in certain cases, pays the subscriber for public transportation in accordance with the terms of the Service Document.

6.19.4	Car Importers

The Company owns approximately 200 different cars, used as service vehicles, such as: tow trucks, emergency service vehicles, administrative vehicles and rental cars. The purchase of the cars takes place with different importers as needed and based on various parameters, including cost of the car, cost of the car’s maintenance, cost of the insurance, relationship with the importer and the like.

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6.19.5	Subcontractors

The Company uses subcontractors in addition to its employees. For the purpose thereof, the Company has engaged with hundreds of subcontractors that operate around the country and uses their services, upon request, based on its needs. The Company is not dependent on any subcontractor or otherwise. The engagements with the subcontractors are performed usually on the basis of one-time statements of work, which at times are subject to the agreed price list determined in advance between the Company and the subcontractor, and at times the consideration for the services is determined with respect to each service order separately. In view of the nature of the field of activity, the availability of subcontractors is high.

Approximately 57% of the road and towing services that the Company provides are performed by the towing and emergency service vehicles of the Company. Use of subcontractors increases at times of peak demand. Additionally, and for reasons of efficiency, use is made of local subcontractors for services required in remote areas (even not at peak times).

6.19.6	Fuel

As of the Prospectus date, the Company has a single fuel supplier, from which the Company purchases the fuel required for the operation of its vehicles in the field of activity. The Company does not depend on the aforesaid supplier, and can replace it at any time without any additional costs.

6.19.7	Insurers

The Company contracts with several insurance companies in order to purchase policies to insure the activity of the Company and its assets, as set forth in Section 6.24 below.

6.20	Environmental risks and their management

The Company is subject to the provisions of the law in connection with maintaining environmental protection, including preventing pollution from the vehicles that it owns, including the Law to Prevent Nuisances, 5721-1961 and the Traffic Ordinance [New Version] (the “Traffic Ordinance”) and the regulations thereunder.

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The Company complies with the guidelines of the Ministry for Environmental Protection regarding the handling of oil, water and sewage, used spare parts, waste and hazardous substances, solid waste and used tires.

As of the Prospectus date, to the best of the Company’s knowledge, there are no environmental risks that may have a material impact on the Company. Additionally, as of the Prospectus date, there is no legislation regarding environmental protection that has a material impact on the Company’s activity. Furthermore, the Company and/or its senior officers are not party to a legal or administration proceeding in connection with environmental quality matters. As of the date of the Prospectus, the amounts paid by the Company for environmental protection and complying with the provisions of the law are immaterial.

6.21	Limitations and supervision over the Company

The Company’s operations in the field of activity require it to hold various licenses and permits as stated (excluding as set forth in Section 6.21.6 below), as stated below:

6.21.1	The licenses to have a factory for all of the Company’s services centers, including mobility for intercity road repairs in accordance with the Supervision of Goods and Services Order (Garages and Factories for Vehicles), 5730-1970 (the “Supervision Order for Garages”).

6.21.2	Licenses for operation of a car rental office for independent driving and for operation of a branch for car rental (leasing), in accordance with the Supervisory Order over Goods and Services (Sightseeing, Special Transportation and Car Rental), 5745-1985.

6.21.3	A transporter license under the Transportation Service Regulations, 5761-2001.

6.21.4	Confirmation of the Company as a “recognized supplier” of the Ministry of Defense.

6.21.5	A special permit, under the Work and Rest Hours Law, 5711-1951, to work on Saturdays with a specific number of employees, as determined in the permit.

6.21.6	Business licenses for the Company’s facilities in the various cities in the country under the Business License Law, 5728-1968.

All of the licenses listed above, excluding the business license for the new service center in Netanya (undergoing validation processes), are in force and some are for a limited term. Immediately prior to the expiration of any license, the Company works to renew and/or extend it; however, it is possible that due to bureaucratic reasons, the renewal of the aforesaid licenses only is received by the Company after the license expires, such that a short period of time may exist between the expiry of the license and its renewal, and the same does not harm the Company’s operations.

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In addition to the licenses and permits set forth above, the following regulatory or legislative provisions apply to the Company’s operations:

6.21.7	The Company operates in accordance with the Transportation Regulations, 5721-1961, Article XII, which applies a number of conditions and regulations that the Company’s towers must meet, including a suitable vehicle license for the towing vehicle, rules and provisions regarding the manner of the towing, the existence of proper safety measures before and during the towing, restrictions of towing, all as set forth in the aforesaid regulations.

6.21.8	The Company’s activities are subject to the provisions of the law relating to the prevention of pollution, including pollution created from a vehicle, constituting part of the fleet of vehicles in its possession. For additional details see Section 6.20 above.

6.21.9	The Company employs a safety officer in accordance with the provisions of Part J of the Traffic Regulations, 5721-1961.

6.21.10	The Company has information databases that are registered in the database registrar of the Ministry of Justice in accordance with the Privacy Protection Law, 5711-1971.

6.21.11	The Company operates in accordance with the provisions of the Law to Limit Use and Used Vehicle Parts Registration Acts (Preventing Thefts), 5758-1998 and the regulations thereunder, which provide, inter alia, prohibitions for the installation of used vehicle parts in a damaged vehicle, if two years have not yet transpired for the registration thereof with a car license.

6.21.12	The Company operates in accordance with the provisions of the Law for the Sale of a Used Vehicle (Entitlement to Information and Full Disclosure), 5768-2008, which provides, inter alia, that a garage will retain information about a vehicle that was repaired or treated for seven years from the repair or treatment date or for the date on which it received the information.

6.21.13	The Company operates in accordance with the provisions of the Traffic Ordinance (New Version) (the “Traffic Ordinance”) which provides, inter alia, a prohibition of driving vehicles unless the vehicle has a vehicle license under the Traffic Ordinance and registration in the registration bureau. Vehicles in the Company’s possession have valid licenses, which are renewed by the Company each year and which are registered in the registration bureau.

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6.21.14	On March 30, 2016, the Company contacted the Supervisor of Traffic (as defined in Section 1 of the Traffic Ordinance) with a request for his consent to the distribution process, listing for trade of the securities offered under this Prospectus, in accordance with the provisions of Section 7 of the Supervision Order of Goods and Services (Sightseeing, Special Transportation and Car Rentals), 5745-1985.

6.22	Material agreements

6.22.1	Intercompany agreements

a)	The agreement for the sale of activity between Shagrir Systems and the Company. For additional details regarding the activity sale agreement, see Section 6.2.2.1 above and Section 8.5.1 to Chapter H of the Prospectus.

b)	Car2Go share purchase agreement. For additional details regarding the activity sale agreement, see Section 6.2.2.1 above and Section 8.5.8 to Chapter H of the Prospectus.

c)	Convertible loan agreement between Car2Go and the Company from February 2016

On February 22, 2016, the Company engaged with Car2Go in a convertible loan agreement (in this section: the “Agreement”). According to the Agreement, the Company, together with additional investors (jointly: the “Investors”), will provide Car2Go with a loan in the amount of about NIS 5,000,000. An amount of about NIS 3,710,000 of the loan will be provided to Car2Go by the Company.

The loan principal is linked to the consumer price index, as of the date on which any part of the principal of the loan is provided, and until the earlier of the full actual repayment by Car2Go or its conversion (hereinafter: the “Linkage”). In addition, the principal of the loan bears annual interest of 7%, which will be calculated on a compound interest basis, as of the date on which any part of the principal of the loan is provided and until the earlier of the relevant loan payment date or its conversion (the “Interest”). The Interest will be paid on the payment dates of the principal of the loan together with the principal of the loan and linkage differentials (principal of the loan, Interest and Linkage will be hereinafter: the “Loan”).

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Providing any part of the principal of the Loan in practice will be performed in accordance with the notice of Car2Go, which Car2Go will provide investors, that: (1) the amount of the part of the principal of the loan that is listed in any such notice will not be less than a total of NIS 1,000,000; and (b) the most recent notice as stated will be provided no later than 18 months from the date of the agreement. As of the date of the Prospectus, Car2Go does not have any amounts from the principal of the loan.

Car2Go will repay the Loan as of the end of two years (24 months) from the date on which each part of the principal of the loan was actually provided, in 12 consecutive quarterly payments (on the first business day at the beginning of each quarter) (in this subsection: the “Loan Payment Dates”), and with each payment, Car2Go will repay 8.333% of the loan principal, in addition to linkage differentials and interest accrued on the same part of the loan until the same date. All of the aforementioned will take place provided that none of the investors (as applicable) repays the loan or converts the loan to capital before the payment dates of the loan. In the loan agreement, conditions were set forth based on which each of the lenders may call the loan for immediate repayment.

d)	In addition, according to the terms of the Agreement, if Car2Go raises capital from third parties (in this subsection: “Raising Capital”) in a total amount of at least NIS 5,000,000 prior to repayment of the Loan, the relevant investors will be entitled to convert the balance of the Loan (which is not yet repaid) to shares of the same class and the holders of the same rights allocated for the capital raising, at a discount of 30% on the share price in raising the capital. However, if Car2Go does not complete the capital raising within 12 months from the date on which the principal of the loan was provided, the relevant investors will be entitled to convert the balance of the loan (which was not yet repaid) on any date as of the end of the 12 months as stated above, and until full payment of the loan, to preferred A shares of Car2Go, based on a pre-money valuation of NIS 10,000,000, on a fully diluted basis. Preferred A shares of Car2Go will grant holders thereof the following main rights: anti-dilution protection and a preference to receive repayment of investment (up to a total of three times the investment amount) in addition to 7% interest per annum upon the occurrence of certain events, such as: (a) the sale of all or part of the shares of Car2Go to at third party or its main assets; (b) merger of Car2Go with another company if Car2Go is not the absorbing company; (c) distribution of dividend; (d) liquidation of Car2Go.Convertible loan agreement between Car2Go and the Company from April 2014

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On April 9, 2014, Car2Go and Shagrir Systems engaged in a loan agreement, which was assigned as part of the Structural Split to Pointer, and thereafter was sold by Pointer to the Company as part of the Car2Go share purchase agreement as stated in Section 8.5.8 to Chapter H of the Prospectus. According to the agreement, Shagrir Systems (the Company) provided a loan to Car2Go in the amount of NIS 3,000,000(in this subsection: the “Principal of the Loan”) which will be used by Car2Go for its operations. The Principal of the Loan is linked to the consumer price index. In addition, the Principal of the Loan bears 7% interest per annum, which is calculated on a compound interest basis (in this subsection: the “Interest”). The Interest will be paid on the repayment dates of the loan together with the Principal of the Loan and linkage differentials.

The Principal of the Loan, Interest and linkage (hereinafter in this subsection: the “Loan”) will be repaid by Car2Go upon the lapse of two years from the date on which the Principal of the Loan is provided in 12 consecutive quarterly installments (on the first business day at the beginning of each quarter) (in this subsection: the “Loan Payment Dates”), such that Car2Go shall repay 8.333% of the Loan in each installment (provided that Shagrir (the Company) does not convert the Loan into capital before the loan payment dates). The Loan agreement sets forth the conditions based on which Shagrir may call the loan for immediate repayment. Car2Go

In addition, according to the terms of the Agreement, if before the repayment of the entire loan, Car2Go raises capital from third parties (in this subsection: “Raising Capital”) in a total amount of at least NIS 5,000,000, on the closing date of the aforesaid transaction, the Company will be entitled to convert the balance of the loan (which was not yet repaid) to shares of the same class and with the same rights allocated for Raising the Capital, with a discount of 30% of the price of the share determined in Raising the Capital. However, if Car2Go does not complete Raising the Capital during 12 months from the date on which the principal of the loan was provided, the Company will be entitled to convert the balance of the loan (which was not yet repaid) at any date as of the end of 12 months as aforesaid, and until full repayment of the loan, to preferred A shares of Car2Go based on a pre-money valuation of NIS 10,000,000, on a fully diluted basis. For details regarding the surplus rights that will be granted by preferred A shares of Car2Go to their holders, see Section 6.22.1(c) above.

As of the date of the Prospectus, Car2Go has not completed the Raising of Capital, and therefore, the Company is entitled to convert the balance of the loan to preferred A shares of Car2Go as stated above.

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e)	Loan agreement (non-convertible) between Car2Go and the Company from May 2009

On May 15, 2009, Car2Go and Shagrir Systems engaged in a loan agreement, as amended on April 9, 2014 and March 28, 2016. Such loan was assigned as part of the Structural Split to Pointer, and was sold thereafter by Pointer to the Company as part of the Car2Go share purchase agreement as stated in Section 8.5.8 to Chapter H of the Prospectus. Pursuant to the agreement, Shagrir Systems provided Car2Go with a (non-convertible) loan in the amount of NIS 6,000,000 (in this subsection: the “Principal of the Loan”). The Principal of the Loan is linked to the consumer price index, and bears interest of 6% per annum (in this subsection: the “Interest”). The Principal of the Loan, Interest and linkage (hereinafter in this subsection: the “Loan”) will be repaid by Car2Go commencing on September 1, 2016 in 12 consecutive quarterly installments, such that Car2Go shall repay 8.33% of the Loan in each installment.

f)	Rental agreements between the Company and Pointer

The Company leases a number of buildings to Pointer with subleases. For additional details see Section 6.16.1 above and Sections 8.5.3 through 8.5.6 of Chapter H to the Prospectus. In addition, the Company leases vehicles to Pointer in accordance with the framework agreement for the rental of cars between the Company and Pointer. For additional details see Section 8.5.7 to Chapter H of the Prospectus.

6.22.2	Agreements with governmental institutions

For a description of the agreements with governmental institutions, see Section 6.11.5 above.

6.22.3	Agreements with insurance companies

For a description of the agreements with insurance companies, see Section 6.11.4 above.

6.23	Legal proceedings

In this regard, see Note 17d to the Company’s consolidated financial statements as of December 31, 2015, attached to Chapter I of the Prospectus.

6.24	Insurance

The Company has a property and liability insurance policies as follows:

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6.24.1	Property insurance policies

•	An “extended fire” policy applicable to the structures, leasehold improvements, content and inventory owned by the Company and/or property of others that the Company has undertaken to insure. The insurance policy is extended to cover natural damage and earthquakes.

•	Consequential loss insurance for “extended fire” policies (excluding break-in) for additional operating expenses (limited to the amount of a “first damage” basis), and for loss of lease fees of an indemnification period of 12 months.

•	Electronic equipment insurance, financial insurance, property insurance in a transfer, employee loyalty insurance.

The aforesaid insurance policies are pledged in favor of Bank Hapoalim Ltd. and Bank Leumi Le'Israel Ltd.

6.24.2	Liability insurance policies

•	Employer liability insurance.

•	General third party liability insurance including an expansion for liability for garages.

6.24.3	Professional liability insurance policies

Professional liability insurance combined with product liability insurance for the apartment services and providing emergency services. Professional liability insurance of the roadside and towing services.

Officer liability insurance - was prepared within Pointer and includes coverage for directors and officers of the Company. For additional details see Section 8.2 to Chapter H of the Prospectus.

The Company does not purchase a complete consequential loss insurance policy, but rather covers only loss of rent and has purchased an expansion in a limited amount for increased operational expenses.

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6.24.4	Car insurance policies

The Company holds compulsory insurance policies under law for each vehicle that it uses which it purchases from the various insurance companies. For economic considerations, the Company does not insure some of the vehicles that it owns with comprehensive insurance, but rather other third party insurance, and examines, from time to time, the cost of purchasing comprehensive insurance compared to the alternative cost for the lack of comprehensive insurance (meaning, the cost of repairs from accidents, theft of case and total loss), the frequency of total loss and the frequency of thefts, according to the statistics (considering the fact that there is a dispersion between the risk for theft of the Company’s vehicles due to their physical dispersion throughout the country, and considering the decrease in the total thefts in Israel generally, as stated in Section 6.7.6 above), and on the basis of the past experience of the Company. For the purpose of comparing the cost of comprehensive insurance to the alternative costs as stated, the Company also takes into account the overhead costs that accompany these events, which it bears when it does not have a comprehensive insurance policy. In accordance with the Company’s assessment, the alternative costs as stated are not material, and in any event, are substantially lower than the cost of comprehensive insurance. This is the case in light of the low frequency of car thefts in Israel generally and for the Company specifically, as stated above, and in light of the cost of the repair of damage for the Company’s vehicles which, based on the Company’s experience, is not substantial both due to the relatively limited scope thereof and the fact that the damage is repaired in the Company’s service centers, which substantially reduces the cost of the repair for the Company.

6.25	Business strategy and objectives

The Company intends to expand the variety of its services in the field of activity and deepen the sales of the existing services of the Company in the sector. Additionally, the Company is operating to expand the basis of subscriptions with its customers and potential customers in the insurance company market and large vehicle fleets, all in order to strengthen the “Shagrir” brand. To do so, the Company operates in a number of channels, as follows:

6.25.1	Increasing the total range of services that the Company provides its existing customers in the sector, primarily by keeping in constant contact with the insurance companies to which the Company provides services and updating them, from time to time, of additional or new services of the Company in the sector. In this context, it is noted that in accordance with the provisions of the circular “service agreements and their marketing” published by the Division of Supervision, insurance companies will be required to offer, within their service agreements, at least two service providers from which the service recipient can choose, which may increase the Company’s activity with insurance companies with which the Company has low volume operations, as set forth in Section 6.8.2.1 above;

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6.25.2	Expansion of the scope of the engagement of the Company with insurance companies, while the scope of the Company’s activity with them is low;

6.25.3	Expanding the customers of the Company by way of selling services to additional customers, other than the insurance companies and including government institutions and other business entities, such as private companies that manage vehicle fleets and/or car rental companies (in this regard, see Section 6.11.6 above). Additionally, in this context, it is noted that the Company will make sure to remain updated on an ongoing basis of tenders published by government institutions and public bodies relevant to the services offered by the Company in the sector, and submits its candidacy when applicable;

6.25.4	Examining the possibility of expanding the types of services offered by the Company in the field of activity in the future (development of new services);

6.25.5	Establishment of additional service centers of the Company throughout Israel. At the same time, the Company is examining the methods for expanding the scope of activity of the Company’s existing service centers;

6.25.6	Examining additional marketing channels and more ways of using the “Shagrir” brand.

6.25.7	Improving Profitability

The Company is in the process of improving profitability in the following main ways: (a) improving the use of the service units while adjusting its vehicle fleets to the scope of activity; (b) improving the terms of the engagement with service providers and suppliers of the Company. In addition, the Company is evaluating the further investments in information systems in order to improve work processes and increase efficiency.

6.25.8	Branding and improved service

The Company is in the process of improving the level of service by training employees and measuring the quality of the service by satisfaction surveys.

The Company is in the process of strengthening its relationships with the central customers, meaning with the insurance companies and insurance agents.

Additionally, the Company is performing processes to brand the service centers spread in various places in the country.

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It is clarified that the projections and estimations of the Company, as stated above, and their impact on the Company’s operations, are forward-looking information as defined in the Securities Law, based on subjective projections and estimates of the Company and an analysis of the market in which the Company operates as of the publication date of the Prospectus. This information is based, in part, on estimates based on current trends and changes in the transport sector in recent years and its expected developments and the economic situation, security and geopolitical situation in the world and in Israel as of this date. Therefore, the effect of the aforesaid factors on activity of the Company may be substantially different from that predicted as stated, if the estimations of the Company are not realized, as a result of a large number of factors, including a change to the economic, insurance and geopolitical condition in Israel and globally, and for legislative and other regulatory changes that may impact the markets in which the Company operates, and for the realization of risk factors, as set forth in Section 6.26 of the Prospectus.

6.26	Discussion of risk factors

The following is a review of the risk factors that the Company is facing within its activity:

Regarding the implications of the use of some of the Company’s facilities without a business license, see Section 6.21.6 above.

6.26.1	Macro Risks

a)	Material deterioration in the financial situation in the economy – adverse change or slowdown in the economy, as well as a reduction to the number of individuals employed, may have an adverse effect on the Company’s business due to the potential decrease in the number of sales and the number of subscriptions purchased.

6.26.2	Industry risks

b)	Competition - an increase in the level of competition in the field of activity may harm the profitability of the Company and have an adverse effect business results.

c)	Change in regulation/legislation - the Company's activities in the sector are subject to legislative and regulatory restrictions, as set forth in Section 6.8.2 above. In addition, the Company is indirectly impacted by legislative and regulatory restrictions applicable to the insurance companies and that are relevant to the Company’s activity. Therefore, changes to the provisions of the law and/or regulatory provisions as stated, which may limit the activity of the Company in the field of activity, may have an adverse effect on the Company’s activity and financial results.

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d)	Increase in the prices of fuel - a substantial increase in the fuel price may harm the financial results of the Company. For additional details see Section 6.7.7 above.

6.26.3	Risks unique to the activity of the Company

e)	Reputation risks - the Company's reputation is an essential element in its ability to operate and develop the field of activity. Damage to the Company's reputation may have an adverse effect on the Company’s operations and financial results.

f)	Loss of licenses required for the Company’s activities - as set forth in Section 6.21 above, the Company is required to hold a number of licenses in order to provide its services in the field of activity. Loss of a specific material license and/or their non-renewal may impact the Company’s ability to supply the services in the field of activity and have an adverse effect on the Company’s financial results.

g)	Loss of customers - the insurance companies with which the Company engages are material customers of the Company. The termination of the engagement with one of such customers, as stated in Section 6.11.4 above, and/or with a number of insurance companies, may have an adverse effect on the Company’s financial results.

h)	Extreme weather conditions - extreme weather conditions, particularly during the winter months, which extend longer than usual, may increase the scope of the services that the Company provides to its subscribers that pay fixed rental fees. Therefore, an increase in the scope of the services as stated may have an adverse effect on the financial results of the Company.

i)	Labor laws - since the Company has a large number of employees, changes in the labor laws, which may require the Company to increase its payments to employees and/or perform provisions for hiring employees, may have a material adverse effect on the Company’s financial results.

6.26.4	Presentation of risk factors by type

Identification of the risk factors and the degree of their effect on the Company is based only on the Company's valuation. Additional risk factors that have not yet been identified or whose effect is different from the above may apply.

Effect of the Risk Factor on the Company’s Business
	Major effect	Moderate impact	Little effect
Macro Risks
Material worsening of the economic situation			+
Industry risks
Competition		+
Changes in regulation / legislation		+
Increase in gas prices		+
Risks unique to the Company
Reputation risks		+
Loss of the licenses required for the Company’s activities		+
Loss of customers	+
Extreme weather conditions		+
Employment fees			+

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3	Fourth Part - Description of the Company’s Business in the Field of Activity of Car Sharing and Rental

6.27	General information on the field of activity

6.27.1	Structure of the field of activity and changes therein

Car2Go began operating in 2008. Car2Go is engaged in car sharing and rental cars in Israel. Within this field, Car2Go leases vehicles for different periods of time, on the basis of a daily or hourly payment, in addition to payment for the number of kilometers traveled in the car. This rate also includes the costs of fuel, parking and insurance. Car2Go operates its services primarily in Tel Aviv, and additionally in Givatayim, Ramat Gan, Ra'anana and Herzliya. To do so, Car2Go has a fleet of vehicles (that it owns or leases) that are located in designated parking spaces or driveways in the field of activity.

Development of the cities around the world and the increase in urban populations, particularly the increase in the number of vehicles and use thereof, have created congestion and severe traffic issues. Car sharing and rental is an innovative transportation solution that may ease the transportation issues in large cities, and may provide a less expensive replacement over maintaining a private vehicle. Additionally, the service allows access to a number of kinds of vehicles, with high availability and broad distribution, with the payment being in accordance with the scope of the use, and without charging additional payments such as fuel, parking, maintenance, licensing and insurance.

Although the car sharing and rental industry is a sub-industry of the car rental industry, a number of criteria distinguish between the activities of commercial rental companies and car sharing companies, particularly Car2Go: the manner of ordering the vehicle, its collection and return independently, the ability to order a car through the internet or an app, or through a phone customer service center that is available at all times; technology that allows the customer to independently open the vehicle through a smart card; high distribution of points to collect the cars; flexibility in the periods of time in which the car can be rented; service to subscribers alone (in Car2Go - a ratio of at least 30 subscribers to a car); and the fuel costs being included in the service price.

The cost of the service offered by Car2Go is comprised of one-time new member fees, monthly or annual subscription fees (in accordance with the track selected), hourly usage fees and usage fees in accordance with the number of kilometers that also include the cost of fuel.

The car sharing system is intended mainly for customers who require a car for a short time (usually a few hours to a day), or customers that do not require a car on a daily basis.

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The car sharing and rental field has a number of potential models for vehicle sharing: (a) classic car sharing (the “A2A Model”) in which the subscriber returns the vehicle to the same point from which it was collected; (b) the one way / open ended reservation in which the subscriber collects the vehicle from one point and returns the vehicle to another point; (c) the model in which the subscriber collects the vehicle from one of the designated stations and returns to vehicle to any of the designated stations (the “A2B Model”); and (d) the A2Z model in which the subscriber collects the vehicle from any legal parking (in non-permanent locations) and returns it to any other permissible parking space, under predefined distance restrictions (the “A2Z Model”).

Currently, the Car2Go's operations are based on the A2A Model; however, the company is in the process of adjusted in activities in and expanding its services using the A2B and A2Z Models as well. For additional details see Section 6.30 below.

For the operation of the car sharing and rental system, Car2Go makes use of hardware installed in vehicles, provided to Car2Go by Pointer, as well as the suitable software needed for the aforesaid hardware, which is purchased from an external supplier. For additional details see Section 6.40.2 below and Chapter 8.5.11 to Chapter H of the Prospectus.

6.27.2	Restrictions, legislation, regulations and special circumstances applicable to the field of activity

6.27.2.1	Car2Go has a valid license from the Ministry of Car Rentals for Independent Driving, in accordance with the Supervisory Order over Goods and Services (Sightseeing, Special Transportation and Car Rental), 5745-1985. The aforesaid license is renewed every two years, and Car2Go is making efforts to renew it on an ongoing basis.

6.27.2.2	The vehicles in the Car2Go fleet have valid licenses under the provisions of the Traffic Ordinance [New Version], which it renews each year and that are registered in the Licensing Authority as required.

6.27.2.3	Car2Go employs safety officers in accordance with the Traffic Regulations, 5721-1961.

6.27.2.4	With respect to agreements with which Car2Go engages upon some of its customers, Car2Go may be subject to provisions of the Uniform Contracts Law, 5743-1982.

6.27.2.5	The operation of the Car2Go offices requires a business license in accordance with the Business License Law, 5728-1968 (the “Business License Law”). As of the Prospectus date, Car2Go operates one branch of offices in Tel Aviv, which was given a business license in accordance with the Business Licensing Law.

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6.27.2.6	The vehicles in the Car2Go fleet are insured with compulsory insurance and third party insurances as required by law. Car2Go does not insure its vehicles with comprehensive insurance, and it is examining the cost of acquisition of such policies from time as stated. For additional details see Section 6.45 below.

6.27.2.7	As of the Prospectus date, Car2Go is in the process of implementing the provisions of the Law related to accessibility to the services provided by it to individuals with disabilities in accordance with the Law for Equal Rights for People with Disabilities, 5758-1988 and the regulations thereunder, including the expansion order to encourage and increase the employment of people with disabilities from September 2014.

6.27.2.8	As of the date of the Prospectus, Car2Go is not aware of any failure to comply with the limitations applicable to its business activity in the field of car rental under any law, and that may impact its activity materially.

6.27.2.9	Car2Go operates a phone center that is available seven days per week, 24 hours per day, with a technical and operational emergency staff to rescue vehicles only as needed, and therefore holds a permit for employment during overtime and weekly rest hours from the Ministry of Economy, under the Work and Rest Hours Law, 5711-1951.

6.27.2.10	Car2Go is making efforts to register an information database for the details of its customers in the database registrar of the Ministry of Justice in accordance with the Privacy Protection Law, 5711-1971.

6.27.3	Changes to the Scope of Activity in the Field and its Profitability

In accordance with the industry surveys conducted in recent years, and to the best of the Company’s knowledge, in recent years, the car rental industry has not experienced changes of a substantial scope. The Company estimates that in the upcoming year, the trend of stability in this market will continue, which characterized 2015.

On the other hand, to the best of the Company’s assessment, rental of cars for short periods of time, with a business model similar to the model based on which Car2Go operates, may grow significantly in the upcoming years, inter alia, following the declaration by the Tel Aviv Municipality of the operation of the car sharing venture (with the A2Z model) (for additional details, see Section 6.31.3 below), and following similar ventures that may be established in other cities, and in light of trends to reduce automotive traffic in the large cities, mainly due to considerations of environmental quality and traffic congestion.

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In September 2015, Car2Go won a tender from the Ramat Gan Municipality to operate 10 to 20 vehicles for car sharing throughout Ramat Gan, and accordingly an engagement agreement was signed between Car2Go and the Ramat Gan Municipality to operate the car sharing system in defined parking spaces throughout the city of Ramat Gan. The aforesaid agreement is in force until the end of 2016, and can be extended until the end of 2020 by the Ramat Gan Municipality. Additionally, Car2Go recently won a tender to operate the car sharing system of the Tel Aviv Municipality, as set forth in Section 6.31.3 below. In addition, Car2Go operates a car sharing and rental system in a limited scale in Raanana. Similarly, the Company expects that if similar tenders are published in additional cities, Car2Go has a high chance of winning the same tenders and/or engaging in additional engagements that will expand its operations in additional cities. On April 5, 2016, Car2Go submitted an offer within a request for bids for a tender published by the Municipality of Jerusalem for the operation of a car sharing system in Jerusalem, in a scope of about 17-35 vehicles. The Company’s estimations regarding winning additional tenders or engaging in additional similar engagements by Car2Go, as stated above, and their impact on the Company’s activity, are forward looking information as defined in the Securities Law, based on the estimations of the management of Car2Go and the Company, which rely, inter alia, on the data regarding the car rental industry, Car2Go being an activity entity in this market as of this date, and the additional data held by the management of Car2Go and the Company. The actual results may different from the estimated results, including material, from that predicted as stated, including as a result of various factors, the main ones of which are the entry of competitors to the market, regulatory changes, the macro-economic state of the Israeli market, and the realization of all or part of the risk factors described in Section 6.47 below.

6.27.4	The developments in the markets of the area of operations or changes to the customer characteristics

The field of car sharing and rental in the world has increased steadily due to transportation issues, environmental protection, parking issues and personal vehicle maintenance costs.

6.27.5	Technological changes that may have a material impact on the segment

Car2Go is in advanced stages of development of a unique software for the management and operation of the car sharing activity, which is developed for Car2Go by an external supplier. The aforesaid software includes adjustments and improvements compared to the software that Car2Go uses as of the publication of the Prospectus, and it is expected to begin being used (instead of the existing software) during 2016. For additional details regarding the Car2Go’s engagement with the software providers, see Sections 6.40.2(b) and 6.40.2(c).

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The software used by Car2Go has integration into the hardware provided by Pointer to Car2Go for the operation of the car sharing and rental system by Car2Go. For additional details see Section 8.5.11 of Chapter H of the Prospectus.

In addition, to the best of the Company’s knowledge, there are various technological developments in the market that are relevant to the operation of the car sharing system, which is updated periodically. The Company estimates that such changes may impact the structure of the market in which Car2Go operates.

6.27.6	Critical success factors in the field of activity and changes therein

a.	Demand for short-term car rental services - the level of demand for car rental services short term is a critical success factor for Car2Go. In order to increase the demand for services of Car2Go, Car2Go has distribution of vehicles mainly in Tel Aviv, which are available and accessible to its customers.

b.	The level of service and reputation - one of the main considerations of the customers in selecting a rental company is the level of service. Car2Go aims to provide its customers with a high level of service. As part of the service that it provides, Car2Go has the ability to offer its customers a variety of supplementary products in accordance with the needs of the customer. Car2Go is working to develop technological means that are designed to improve the service to its customers.

c.	Agreements with municipalities - in light of the business model based on which Car2Go operates in the field of activity, the ability to engage in agreements with municipalities in connection with the allocation of parking spaces at no payment or a relatively reasonable payment has a significant impact on Car2Go’s ability to operate in the field of car sharing and rental. In addition, the allocation of spaces from municipalities at no payment allows Car2Go to provide lower prices to its customers, which increases Car2Go’s ability to offer competitive terms to its customers.

d.	Regulatory regulation of the field - the Company estimates that the government or regulatory involvement may support the business model based on which Car2Go operates, meaning short term car rentals in city centers, in light of the environmental and economic advantages involved in such a model, which is important for the development of Car2Go.

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e.	Ability to raise funds - the car sharing and rental field is a capital intensive field, and the operations in this field are characterized by high financial leveraging. For the purpose of activity in the car sharing and rental field, large amounts of funds and credit cycles must be raised.

6.27.7	Changes to the suppliers and raw materials for the field of activity

The sharp changes in the fuel prices may have a material impact on the activity of Car2Go, since the usage fees paid by a Car2Go subscriber also reflect the costs of fuel. For additional details see Section 6.7.7 above.

6.27.8	Main entry and exit barriers of the field of activity and changes therein

Similar to the field of services to the insurance companies, the entry barriers in the car sharing and rental industry are high, inter alia, for the following reasons: (a) high capital investments are required in the purchase of vehicles in a scope that may compete with the rental companies operating in the industry; (b) due to the above, the ability to raise equity in large amounts is necessary, and depends, inter alia, on financial strength and goodwill among the various financing entities (the capital market and bank system); (c) economies of scale that are expressed in the number of transactions performed by Car2Go and dealing with the competition in the rental companies; (d) an investment is required in technology in order to operate the car sharing and rental services; (e) a cooperation agreement is required with local authorities for the allocation of parking spaces to operate the services of Car2Go; and (f) the importance of goodwill of Car2Go, its past experience in providing services in the field of car sharing and rental, relationships and the work system with garages and various service providers.

Conversely, in the Company’s opinion, the exit from the industry also involves many obstacles, including the termination of the engagement with car rental companies, termination of the agreements with customers and the sale of the fleet of vehicles owned by Car2Go.

6.27.9	Alternatives to the product in the sector and changes therein

The service that Car2Go offers has a wide variety of alternatives including privately owned cars and all of the public transportation services (taxis, buses and the like).

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6.27.10	The structure of the competition in the field of activity and the changes therein

The car sharing and rental industry is characterized by high levels of competition, which impact the profitability of the parties operating in this industry. This competition leads to exist from the industry of competitors with small scopes of activity. The Company believes that in recent years, there has been certain increased demand for the rental of cars in Israel, including for short periods of time, and as a result, the competition in this industry has strengthened.

As part of dealing with the aforesaid competition, Car2Go performed actions to improve the service and customer experience. In addition, Car2Go is attempting to adjust its vehicles to the tastes of its customers. The Company believes that dozens of companies operate in the car rental industry in Israel.

Additionally, another channel in which Car2Go faces competition in the industry as stated above is through dealing with tenders for the operation of car sharing and rental systems in municipal authorities nationwide. For example, see the tender won by Car2Go as stated in Section 6.31.3 below.

6.28	Car2Go Services in the Field of Activity of Car Sharing and Rental

6.28.1	General

Car2Go operates in the field of car sharing and rental, on the basis of a car rental model for short periods of time. The demand for services of Car2Go in recent years has been stable with moderate growth.

In order to use the service provided by Car2Go, the customer is required to purchase a monthly or annual subscription, which is provided in distinct tracks with scopes of use and for subscription periods, and in consequence the price collected from the customer is for each hour of use and each km of travel on the car.

Customers of Car2Go may order a vehicle in advance or immediately, and the customers may perform the order through the website, an optimized mobile site or the call center. At the appointed time, the customer comes to the ordered vehicle, places the smart card on the windshield, the card reader in the car identifies the customers with an active order and the customer opens the car doors. The customer performs a test for damage to the vehicle, starts the engine with the vehicle key and travels to his destination. At the end of the trip, the customer must return the car to the parking spot from which it was taken. The main target audience that Car2Go contacted, as of the Prospectus date, is divided into the business and private sectors.

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In the private sector, Car2Go mainly targets a young generation between the ages of 25-45 who reside in the city centers (primarily in Tel Aviv and Ramat Gan, Givatayim and Ra'anana), who do not own vehicles for various considerations (such as the cost and time involved in parking the vehicle, other cost-benefit considerations, and the convenience of use of the car sharing and rental services or other transportation services). The Company estimates that these customers will mainly require the car rental services for short periods of time (for about 2-5 hours per order, on average) and short ranges (usually up to 50 km per order). The Company estimates that the primary use by these customers of Car2Go’s services is the rental of a vehicle for a number of hours, which may include stops during the order (for various errands throughout the city, meetings, trips and the like), or vehicle rental for a number of hours that does not include many stops during the order, however, with a destination that is slightly farther (such as shopping and entertainment centers outside of the city centers).

In the business sector, Car2Go mainly targets companies that require car rental services for short periods of time for business uses, as a replacement for or in addition to a fleet of vehicles that they hold. The Company estimates that the primary use of these companies of Car2Go’s services is during the daytime hours, for arriving to meetings held outside of the office, for example by consulting firms, law offices, accounting firms and the like. It is noted that as of 2015, Car2Go increased its marketing activities within the business sector, and performed the required adjustments to its services, and therefore, there has recently been an increase in the services provided by Car2Go within this sector. Although the percentage of Car2Go’s customers from the business sector constitute, as of the date of the Prospectus, approximately 4% of the customers of Car2Go2, the Company estimates that Car2Go’s activity in this sector is in a trend of growth and believes that there is potential for an increase in the number of business customers of Car2Go in the future, together with the continued marketing activity planned by Car2Go for the engagement with new customers from the business sector and/or for expanding the scope of the engagements of Car2Go with existing customers from the business sector.

It is noted that Car2Go intends to extend its services to a new target audience in the future, i.e. private individuals who would like to lease a vehicle with transportation capabilities (for example, in order to move apartments instead of engaging with movers). According to the plan, Car2Go will offer to these customers to lease the commercial vehicles (pickup trucks or small to medium trucks) for short periods of time. Additionally, Car2Go intends to expand its activity in the future, by way of engagement with additional municipalities as well in cooperation agreements, in addition to the existing agreements with a number of municipalities currently (see Sections 6.27.3 above and 6.31.3 below in this regard).

2 This rate does not include individuals that are licensed dealers and exempt dealers, which may also purchase private subscriptions for Car2Go services.

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The Company’s assessment of the development of Car2Go’s activity is forward-looking information as defined in the Securities Law, based on the assessments of the management of Car2Go and the Company, which rely, inter alia, on data regarding the car rental industry, Car2Go being an active entity in the market as of this date and additional data in the possession of the management of Car2Go and the Company. The actual results may be different from the estimated results, including materially, from that predicted as stated, as a result of various factors, primarily the entry of competitors to the market, regulatory changes, the macro-economic state of the Israeli economy, and the realization of all or part of the risk factors described in Section 6.47 below.

6.28.2	Scope of the Services

The following is information regarding the number of rentals provided by Car2Go by quarters in 2015, 2014 and 2013:

Number of rentals	2015	2014	2013
Q1	20,344	19,710	19,302
Q2	20,697	19,203	20,189
Q3	20,383	18,642	18,391
Q4	22,224	19,572	20,140
Total	83,648	77,127	78,022

The following is information regarding the number of hours of rentals by Car2Go by quarters in 2015, 2014 and 2013:

Hours of rentals	2015	2014	2013
Q1	85,559	72,726	83,944
Q2	90,856	81,076	87,782
Q3	82,063	76,327	83,333
Q4	83,889	81,037	85,450
Total	342,367	311,166	340,509

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The following is data regarding the number of subscriptions of Car2Go as of the end of each quarter in 2015, 2014 and 2013:

Number of rentals	2015	2014	2013
March 31	7,510	6,905	6,222
June 30	7,661	6,963	6,161
September 30	7,881	7,060	6,297
December 31	8,021	7,238	6,572

6.29	Segmentation of income and profitability of services

Car2Go provides one type of services, which constitutes all of its operations. The Company’s income arising from the services as stated in years 2015, 2014 and 2013 constitutes less than 10% of the total income of the Company in the same years.

6.30	New services

As stated, Car2Go was selected to be the operator of the car sharing system with the A2B model for the Haifa Municipality (as set forth below) and the A2Z model for the Tel Aviv Municipality (while in the same aforesaid models, Car2Go’s customers are not required to return the vehicle to the same point from which they collected it, as opposed to the A2A model that Car2Go currently operates). For the same purpose, in recent years, Car2Go has been prepared for the operation of an independent, separate system that is not reliant on the A2A system currently existing in Car2Go, while adjusting the services and manner of activity of Car2Go for activity with the A2B or A2Z model. This preparation includes, inter alia, procurement and development of the designated technological abilities in order to track Car2Go’s cars at all points and at any time, transporting Car2Go’s cars between different points through the city in order to optimally distribute the cars in the city such that they will be available for use of Car2Go’s customers, and the performance of suitable training for employees of Car2Go. Car2Go considers this preparation to be the establishment of an infrastructure for the expansion of its operations for future growth.

In addition, Car2Go launched in 2015 a sales and marketing system to business customers, in order to recruit medium and large business customers. To do so, Car2Go hired a national sales manager, established a designated marketing system and is adjusting its products.

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6.31	Customers

6.31.1	General

Customers of Car2Go are divided between private and business customers who have registered for the service (in consideration for registration fees) and who have purchased a subscription (monthly or annual).

For details regarding the Company’s assessment of the characteristics of the types of customers above and their primary uses of Car2Go’s services, see Section 6.28.1 above.

Car2Go has 8,000 registered customers in its system, which consume its services regularly (for details regarding the number of subscribers to Car2Go’s services, see Section 6.28.2 above). Car2Go is not dependent on any single customer or a limited number of customers, and does not have a substantial customer or customers. Additionally, Car2Go does not have a customer whose income constitutes, or constituted in the past, 10% or more of the total income of Car2Go.

It is noted that customers who purchase subscriptions to Car2Go’s services pay monthly or annual subscription fees, which do not terminate until the customer contacts Car2Go are requests termination of the subscription. Therefore, Car2Go does not have cyclical renewals of subscriptions (monthly or annually) by its customers, but rather only new customers who first joint as subscribers to the services and/or customers who request to terminate the subscription. The Company estimates that the number of cancelled subscriptions to Car2Go’s services on a quarterly basis is immaterial.

6.31.2	Agreements with private customers

A customer that joins the service signs an agreement with Car2Go for the provision services. This agreement includes, inter alia, the terms of the subscription service, the obligations of the subscriber and his responsibility for the car during the order, rates and the billing method (including additional charges and credits), the use of the services of Car2Go, the insurance rules, consent to receive marketing messages, protection of confidentiality and privacy and additional conditions.

6.31.3	Agreements with municipal authorities

Car2Go has engaged in a number of agreements with municipal entities with which it operates. The general nature of these agreements is the rental of parking spaces at no payment and/or at reduced parking fees, although the arrangements may vary by municipality, as set forth below.

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The engagement with the Tel Aviv Jaffa municipality

In October 2013, the Economic Development Authority of Tel Aviv Jaffa Ltd. (the “Authority for the Development of Tel Aviv”) published an invitation to participate in a pre-qualification tender for the establishment, operation and maintenance of the car sharing system in Tel Aviv (the “Tender”). Car2Go submitted a bid that included a detailed business plan, in accordance with the criteria determined, and during 2014, it was informed that it passed the prequalification stage. Later in the year, the tender committee allows the Tel Aviv Development Authority to commence direct negotiations with Car2Go and engage with it for the operation of the car sharing system. As of the same date and until 2015, large teams on the Tel Aviv Development Authority and Car2Go worked together to characterize a car sharing system with the A2Z model in Tel Aviv Jaffa, a business plan relevant to the Tender for the Tel Aviv Jaffa Municipality and an economic model for Car2Go.

As of the Prospectus date, the Tel Aviv Development Authority and Car2Go are in advanced stages of negotiations, and Car2Go estimates, during 2016, that if agreements are reached for all matters, the final agreement is expected to be signed between the parties for the establishment, operation and maintenance of the car sharing system in Tel Aviv Jaffa by Car2Go.

According to the current outline of the Tender, Car2Go will operate a car sharing system with the A2Z model for the Tel Aviv Jaffa Municipality, which will be managed through a designated subsidiary that Car2Go will establish, and that it will fully own, as activity that is completely separate from the activity that currently exists in Car2Go (A2A model). The system is established with the aim of easing the traffic burdens in Tel Aviv and to serve the residents and visitors of the city with short municipal transportation in short periods of time. The system is not intended, based on the business plans at its basis, to serve customers that are interested in long travels or renting the vehicle for relatively long periods.

The term of the agreement (if signed), will be for a term of about 11.5 years, while the Development Authority of Tel Aviv will be granted the option to extend the engagement by two additional periods of 36 months each. Additionally, the Development Authority of Tel Aviv shall have the right to terminate the engagement with 90 days prior notice to Car2Go.

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Upon the entry of the agreement into force, Car2Go will begin to establish the infrastructure required for the operation of the venture, including preparation works, establishment, recruitment and training of employees, purchase of vehicles, the purchase or development of other equipment (such as registration terminals), the establishment of a website and dedicated applications, the establishment of a call service center and development of a system that includes all of the software, hardware, technology, interfaces, functions and information required for the establishment and operation of a car sharing system. The purchase of registration terminals and the vehicles for the system will be financed by the Development Authority of Tel Aviv, with the vehicles purchased being owned by a dedicated subsidiary of Car2Go, and pledged in favor of the Development Authority of Tel Aviv. The aforesaid vehicles will be branded in a unique manner and distinct from the branding of vehicles in the existing car sharing system operated by Car2Go. The aforesaid vehicles will be owed by a dedicated subsidiary of Car2Go (it is noted that the new system will not use vehicles used by the existing Car2Go car sharing system). In addition, upon the commencement of the establishment of the system, the Development Authority of Tel Aviv will pay a one-time fee in order to finance the establishment of the system, which will be paid in a number of payments during the establishment stage, in accordance with the milestones determined.

Additionally, a mechanism was determined for ongoing accounting of the project’s expenses, in order to provide a “security net” of the Development Authority of Tel Aviv for Car2Go for the financing of the expenses involved in the establishment of the system and the ongoing expenses for its operation. The aforesaid mechanism is based on an accounting formula whereby if the components of the expenses agreed upon for the services exceed the components of income from the services, the Development Authority of Tel Aviv will transfer to Car2Go, each term, a subsidy in the amount of the difference between the components, and vice versa (Car2Go will repay the Development Authority of Tel Aviv some of the subsidy, in the agreed income components are higher than the agreed expenses components). Other than the above, Car2Go will bear all of the fixed or current expenses that will arise in connection with the establishment and operation of the car sharing system. In light of the above, and in light of the participation mechanism listed above, the Company does not anticipate that Car2Go will be required to perform a substantial financial investment for the establishment of the system within the Tender.

About 15 months from the end of the establishment stage, the service is expected to launch to the public, which will include at least 260 cars, which the users of the service can pick up from any designated parking space allowed in the city and return it to any other permitted designated parking space in the city. For this purpose, the Development Authority of Tel Aviv, through the Tel Aviv Municipality, will allocate designated parking spaces for the system throughout the city. Subscribers of the services can also book a car immediately through a call center, website, application or a “spontaneous order” by placing the card reader on the windshield of an available car. The payment for the service is expected to be comprised of daily or monthly fees as well as a fixed price for each minute of use of the vehicle (as opposed to the price that Car2Go currently collects, based on an hour of use of the vehicle). As of the date of the Prospectus, the rates that will be collected within the new system have not yet been determined.

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The Company estimates that the target audience for the aforesaid new car sharing system is expected to primarily overlap with Car2Go’s current target audience in Tel Aviv (meaning, primarily customers from the general public as well as business customers, who reside and/or work in Tel Aviv), and therefore the new car sharing system may, to some extent, cause some of Car2Go’s existing customers to transfer to use of the new car sharing system (primarily customers who require the car sharing and rental services for especially short periods of time and travel through the streets of Tel Aviv only). However, Car2Go considers the services that it currently provides and the services that will be provided with the new system to be complementary and supplementary, which together may significantly increase the availability and deployment of the car sharing and rental services in Tel Aviv as well as the comfort of using them, thus encouraging more existing and/or potential customers of Car2Go to forego their private vehicles and begin using the car sharing and rental services.

Additionally, the Company estimates that the increase to the volumes of use of the Company’s services and advertising within the new system may increase the scope of potential customers of Car2Go, which may also impact the current activity of Car2Go.

Engagement with the Haifa Municipality

On May 15, 2016, the tender committee of Haifa Municipality authorized Car2Go as the sole supplier for the operation of car sharing services using the A2B model. As of the date of the Prospectus, Car2Go and the Municipality of Haifa are in advanced stages of negotiations for the establishment of a car sharing system and its operation in Haifa. At this stage, the Company was informed that the system is expected to include the operation of electric and/or hybrid vehicles. The establishment of such a system, including the absorption of electric and/or hybrid vehicles, involves, from Car2Go’s perspective, both technological and infrastructure preparation, inter alia in light of the different characteristics of such vehicles.

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It is clarified that the forecasts and estimates of the Company regarding the engagement in binding agreements with the Tel Aviv Jaffa Municipality and with the Haifa Municipality, as stated above, and their impact on the Company’s activity, are forward looking information as defined in the Securities Law, based on the estimations of the management of Car2Go and the Company, which rely, inter alia, on the data regarding the car rental industry, of Car2Go being an active entity in this market as of this date, and the additional data held by the management of Car2Go and the Company. The actual results may differ from the estimated results, including materially, from that predicted as stated, including as a result of various factors, the main ones of which are the entry of competitors to the market, regulatory changes, the macro-economic state of the Israeli market, and the realization of all or part of the risk factors described in Section 6.47 below.

6.32	Marketing and distribution

For the marketing of the services of Car2Go, Car2Go employs a marketing manager and makes use of a variety of means of communication, including social media networks, for advertising its services.

6.33	Order backlog

Car2Go does not have a substantial backlog. Customers of Car2Go may book cars in advance, and cancel such order before the order date.

6.34	Market and competition

As stated, Car2Go operates in the car sharing and rental industry. Since the service provided by Car2Go is short term rental service, the traditional rental companies that offer daily car rental (and at times, for shorter periods of time) are direct competitors with the Company in the field of activity. In addition to the Company, there are many other competitors, including most of the various transportation services, including taxis, buses and the like. It is emphasized that new technological solutions, such as ride-sharing apps (for example, GT Gett Taxi Systems Ltd. (“Gett”), “UberX,” “Ryder” and more) are competition for Car2Go.

To the best of the Company’s knowledge, the competing rental companies in Car2Go operate with the A2A model only, and there are currently no other companies in Israel that operate with the A2B or A2Z model. The car rental and sharing system operated by Car2Go within the Tender will be the first venture in Israel that operates with the A2Z or A2B model.

6.35	Seasonality

The Company’s activities are not generally affected by seasonality. It should be noted that holidays and weekends do see increased use of Car2Go services.

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6.36	Production capacity

As of the date of the Prospectus, the vehicles operating in the Car2Go may serve more subscribers.

Car2Go estimates that optimal use of its vehicles is approximately four to six hours of use per day, while in reality, Car2Go’s vehicles typically operate, on average, about five hours per day. If needed, meaning, in the case of activity in excess of the optimal range of activity as stated, Car2Go is prepared to purchase additional vehicles. Additionally, Car2Go lease vehicles throughout the cities, based on demand.

The Company estimates that the potential limitation of production capacity is sufficient availability of parking spaces, which is subject, inter alia, to approvals of the municipalities and local authorities.

Additionally, since the central business processes of Car2Go are largely automatic, the increase in the number of subscriptions is not necessarily expressed in an increase of the headcount of Car2Go.

6.37	Fixed assets

6.37.1	Real estate property

Car2Go does not own any real estate assets. However, Car2Go rents about 200 parking spots in the areas in which it operates, as described above.

In addition, in March 2016, Car2Go engaged in a lease agreement for an asset of about 360 sq.m, for renting an office in Tel Aviv. The rental is for a period of four years beginning on April 1, 2016, in consideration for monthly rental fees in the amount of about NIS 23,000 (including management fees) and in addition to due VAT. In addition, Car2Go has an option to extend the term of the lease by three additional lease terms, with the first being two years and the rest being three years each. It is also noted that Car2Go is required to invest in the leased property a one-time amount of NIS 300,000 in order to adapt it to its needs.

6.37.2	Vehicles fleet

The fleet of rental cars of Car2Go is comprised of private cars and commercial vehicles, from a variety of models, the large majority of which includes vehicles from 2014 and thereafter, as Car2Go holds the vehicles for a period between two and three years (excluding special cases).

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The number of vehicles of Car2Go amounts, as of December 31, 2015, December 31, 2014 and December 31, 2013 to 204, 201 and 193 vehicles, respectively.

It is noted that of the aforesaid vehicles, as of December 31, 2015, about 30 vehicles are owned by the Company and the rest are leased.

6.38	Intangible assets

6.38.1	Trademarks

Car2Go holds a registered trademark in Israel for the name "Car2Go" (under the group of car rental services, rental of parking spaces, car parking services, reservation of transportation services in advance), registered in the register of trademarks on October 12, 2010.

In addition, Car2Go makes use of the domain names car2go.co.il and cartogo.co.il, which as of the date of the Prospectus, are registered in the name of some of its shareholders. Car2Go is taking steps to register the aforesaid domain names in its name.

6.39	Human Resources

6.39.1	Organizational structure

The following chart describes the organizational structure of Car2Go:

6.39.2	Headcount

The following are details about the number of employees employed by Car2Go in the field of activity and in accordance with the organizational structure:

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Department	Number of individuals employed near the publication of the prospectus	Number of employees as of December 31, 2015	Number of employees as of December 31, 2014	Number of employees as of December 31, 2013
Management, staff and funds	7	7	7	7
Sales and marketing	7	7	6	5
Customer service	11	11	11	9
Operation	7	7	6	6
Technology department	3	3	2	2
Total	35	35	32	29

6.39.3	Dependence on any particular employee

Car2Go does not have substantial dependence on a specific employee of Car2Go in the field of activity.

6.39.4	Benefits and nature of employment agreements

Employees of Car2Go are employed based on the terms set forth in personal contracts, in accordance with the decision of the management of Car2Go and subject to the provisions of the law. According to the employment agreements, the employees are entitled, inter alia, to social conditions in accordance with law and as set forth in the personal agreements. Additionally, during 2015, the employment agreements of all of the employees of Car2Go have been amended to include the general confirmation regarding employers' payments to a pension fund and an insurance fund instead of severance pay, under Section 14 of the Severance Pay Law, 5723-1963. The employment agreements include an undertaking regarding maintaining confidentiality, non-competition and protection of intellectual property rights of Car2Go. Car2Go makes mobile phones and vehicles available to its employees, or alternatively, provides them with a reimbursement of vehicle maintenance expenses.

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On October 11, 2015, Car2Go engaged in a management services agreement with a new CEO, through a company that he owns (in this subsection: the “Management Agreement” and the “Management Company,” respectively). The Management Agreement sets forth the terms of the engagement with the Management Company, including the consideration paid as monthly management fees, the reimbursement of certain expenses and a performance-based annual bonus. In addition, within the Management Agreement, the Management Company was allocated 1,448 options which are exercisable into 1,448 ordinary shares par value NIS 1 each in consideration for their nominal value, in accordance with the provisions of Section 3(i) of the Income Tax Ordinance [New Version], 5721-1961 (in this subsection: the “Options”). 3 As of the signing of the Management Agreement, the options constituted approximately 5% of the issued share capital of Car2Go on a fully diluted basis. The Management Agreement set forth an adjustment mechanism, whereby in the event that existing shareholders of Car2Go or managers of Car2Go exercise options or loans convertible to shares that they have before the engagement in the Management Agreement, Car2Go will allocate to the Management Company additional options, such that the total options held by the Management Company will be exercisable into shares constituting 5% of the share capital of Car2Go, after the conversion of the options and/or existing loans as stated. Additionally, according to the Management Agreement, the options will vest in batches over a total period of three years, as follows: 1/3 will vest after 12 months of the engagement (the “First Batch”), and 1/12 will vest after each calendar quarter after the vesting of the First Batch, and in total, for eight calendar quarters. In addition, according to the Management Agreement, the Management Company will be entitled to convert some of the options as stated in options to shares of the Company, subject to the Company’s consent with respect to the terms of the conversation as stated, which will be determined separately between Car2Go, the Company and the Management Company within 12 months from the signing of the Management Agreement.

6.39.5	Employee training

Car2Go ensures to train the relevant employees as professional managers of the office to lease vehicles for private travel as required by law. Further, from time to time, Car2Go conducts training programs for employees in the field of sales, in order to promote and expand its business operations.

6.39.6	Employee Compensation Plan

6.39.6.1	In February 2012, Car2Go adopted an employee compensation and stock plan of Car2Go (in this Section 6.39.6: the “Plan”). The purpose of the Plan is to compensate the employees of Car2Go and/or the employees of its subsidiaries (if any) and/or affiliates and/or service providers and/or consultants of Car2Go. According to the provisions of the Plan, Car2Go may grant up to 5,000 ordinary shares par value NIS 1.00 each of Car2Go or options exercisable into shares as stated.

The term of the plan is ten years from its approval by the Board of Directors of Car2Go.

3       It is clarified that the allocation of the options to the management company as stated above was performed outside of the employee remuneration plan of Car2Go as stated in Section 6.39.6 below.

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In accordance with the provisions of the Plan, employees of Car2Go will be granted shares and/or options of Car2Go under the Plan only in accordance with the provisions of Section 102 of the Income Tax Ordinance [New Version], 5721-1961 (the “Ordinance”), and to consultants and/or service providers that are not employees of Car2Go and are residents of Israel, shares and/or options of Car2Go will be granted under the Plan only in accordance with the provisions of Section 3(i) of the Ordinance. Granting as stated will be subject to the provisions of any law, including the provisions of the Ordinance with respect to the blocking period in the allocation through a trustee and the relevant tax implications.

According to the terms of the Plan, the exercise period of the options under the Plan will be five years from the date of granting the options, unless determined otherwise in the allocation letter (in this Section 6.39.6: the “Exercise Period”). However, in the case in which an offeree under the Plan terminates his employment or the provision of his services to Car2Go before the end of the Exercise Period, the aforesaid offeree may, as stated, exercise the options in this possession and that have vested by the same date within three months from the conclusion of the employment, or by the end of the original Exercise Period, whichever is earlier.

Additionally, the Plan sets forth provisions regarding offenses, potential adjustments to options and/or shares granted under the Plan, terms and provisions regarding the exercise and more.

Regarding the voting rights under the plans and/or options deposited with the trustee under the terms of the Plan, the purchase price, exercise price, vesting period, exercise period or other terms (if different from that set forth in the provisions of the Plan) - will be determined from time to time by the Board of Directors, and set forth in the allocation letters to offerees under the Plan.

6.39.6.2	In the period from the adoption of the Plan and until the date of the Prospectus, Car2Go has granted its employees or service providers with 4,301 options under the Plan at an average exercise price of about NIS 398 per share par value NIS 1.00 of Car2Go, and with different vesting terms in accordance with the seniority of the relevant offerees and/or objectives set for them.

6.39.6.3	As of the date of the Prospectus, all of the options and/or shares provided by Car2Go under the Plan have expired or are cancelled.

6.40	Suppliers and subcontractors

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6.40.1	General

The main suppliers of Car2Go are the leasing and rental companies, from which Car2Go leases vehicles; vehicle importers, from which Car2Go purchases its vehicles; the fuel supplier with which Car2Go has engaged (as set forth below) and the various cities from which Car2Go leases parking spaces.

6.40.2	Purchases of Car2Go from the main suppliers:

Fuel suppliers

As of the Prospectus date, Car2Go has a single fuel supplier, from which Car2Go purchases the fuel required for the operation of its vehicles. Car2Go does not depend on the aforesaid supplier, and can replace it at any time without any additional costs.

Car lease companies

	The rate of purchases from the total purchases from the lease companies
Supplier	2015	2014	2013
Sun Car (a)	24%	17%	9%
The Company (b)	29%	77%	91%
Supplier C (c)	47%	6%	-

a)	In accordance with the car rental agreement between Car2Go and Sun Car Investments Ltd., a company owned by Mr. Gerard Gadish, a director of Car2Go and the father of Yoni Gadish, who also serves as a director of Car2Go (“Sun Car”), Car2Go leases vehicles from Sun Car for a period of two years or up to 35,000 km per year, in accordance with the price list determined in the agreement. The agreement set forth provisions and conditions regarding the monthly payment amount in accordance with the price list as stated, the deducible amount in the case of damage, the agreement termination fees (in the amount of a month of a rental), terms and provisions regarding use of the rented cars, and more. It is noted that Messrs. Gerard Gadish and Yoni Gadish jointly hold about 22.31% of the issued and paid up share capital of Car2Go.

(b)	In accordance with the car rental agreement between Car2Go and Shagrir Systems dated September 1, 2011, which was assigned to the Company within the Structural Split, Car2Go rents cars from the Company for a period of 24 to 36 months, or up to 36,000 km per year, in accordance with the price list determined in the agreement. In the event that the term of the lease is extended beyond 36 months, the monthly payment amount will be reduced by 5%. The agreement set forth provisions and conditions regarding the monthly payment amount as stated, the deducible amount in the case of damage, terms and provisions regarding use of the rented cars, and more. Under the agreement, Car2Go is not required to provide a deposit for renting the cars at the beginning of the rental period.

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(c)	In May 2014, Car2Go engaged with supplier C in a car rental agreement with supplier c. Under the agreement, the terms of the car rental will be prepared separately for each vehicle, on a separate order form (the “Order Form”). Furthermore, the agreements sets forth general provisions, inter alia: (a) Car2Go has the option to purchase the vehicles at the end of the term of the rental in consideration for the price determined in the Order Form; (b) Car2Go has an option for early termination of the rental period set forth in the Order Form, subject to providing prior written notice 30 days in advance and payment of early termination fees based on the mechanism set forth in the agreement; (c) Car2Go will bear all of the insurance payments required for the rented cars; (d) in order to secure the execution of its obligations under the agreement, Car2Go is required to provide various securities, including a promissory note, guarantee in an unlimited amount (a guarantee taken by the Company within the Car2Go share purchase transaction, as described in Section 8.5.9(b) of Chapter H of the Prospectus) and bonds based on which fixed first ranking pledges were registered in favor of the supplier on the rented vehicles.

Hardware and software vendors

a.	Pointer provides Car2Go with the Car Sharing product unit (the “Product Unit”), which is manufactured by Pointer and integrated in the cars used by Car2Go for the car sharing and rental services. For additional details see Section 8.5.11 of Chapter H.

The purchase amount of Car2Go from Pointer in connection with the Product Units amounts to a total of NIS 124,000 and an amount of NIS 191,000 in 2015 and 2014 (respectively), which accounted for an insignificant part of the total purchases performed by Car2Go from suppliers in the same years.

The Company believes that Car2Go has reliance on Pointer.

b.	In accordance with the agreement dated September 2, 2009, Car2Go engages with Metavera Solutions Inc., a Canadian supplier, which provides Car2Go with software to manage the car sharing and rental services, which are integrated into the Product Units (the “Software”). The agreement provides ongoing holding amounts of the Software and a sales fee that Car2Go pays to the aforesaid supplier.

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The payments amount of Car2Go to the aforesaid supplier in connection with the Software and sales commissions amounts to a total of NIS 406,000 and an amount of NIS 634,000 in 2015 and 2014 (respectively), which accounted for an insignificant part of the total purchases performed by Car2Go from suppliers in the same years.

The Company believes that Car2Go is reliant on the aforesaid supplier, as long as the development of the new software is not completed, as set forth below.

c.	As of the Prospectus date, Car2Go is in advanced stages of development of an alternative software for the management and operation of the car sharing activity, which is developed for Car2Go by an external supplier. The agreement with the external supplier sets forth development stages and schedules for performance of every stage, the consideration for the execution of the project and annual consideration for support services after the development, liability, cost, securities and provisions to protect intellectual property and confidentiality.

6.40.3	Subcontractors

Car2Go will not engage with subcontractors, excluding for the maintenance of the vehicles. These suppliers move between the vehicles during the off-peak hours of the service (nighttime hours), and perform tests, supplement equipment and wash the vehicles. Additionally, the Company works with a number of authorized garages for the ongoing maintenance (upkeep, mechanical maintenance and ongoing wear and tear).

6.41	Environmental risks and their management

Car2Go does not have exposure to environmental risks.

6.42	Restrictions and Supervision

For details of the restrictions and supervision applicable to Car2Go, see Section 6.27.2 above.

6.43	Material agreements

Car2Go is not party to agreements that are not in the ordinary course of its business, excluding as follows:

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6.43.1	For details regarding the negotiations of the Company in connection with the Tender for the Tel Aviv Municipality, see Section 6.31.3 above.

6.43.2	For details regarding the convertible loan agreement between Car2Go and the Company dated February 22, 2016, see Section 6.22.1(c) above.

6.43.3	For details regarding the convertible loan agreement between Car2Go and the Company dated April 9, 2014, see Section 6.22.1(d) above.

6.43.4	For details regarding the loan agreement between Car2Go and the Company dated May 15, 2009, see Section 6.22.1(e) above.

6.43.5	In 2009, terms of a loan were regulated in agreements between Car2Go, the founders, and Shagrir Systems, provided by the founders of Car2Go to Car2Go in 2008-2009 in a total amount of about NIS 493,000 (the “Founders’ Loans”). Inter alia, it was determined that the Founders’ Loans will be linked to the consumer price index and bear annual interest at a rate of 4%. In addition, it was determined that the Founders’ Loans will be subordinated compared to the loan in the amount of NIS 6,000,000 provided by Shagrir Systems to Car2Go on May 15, 2009 (which was assigned to Pointer within the Structural Split, and thereafter was sold to the Company within the Car2Go share purchase transaction in 2014. For additional details, see Section 6.2.2.2 above). The balance of the Founders’ Loans amounts to NIS 702,000 as of December 31, 2015, and NIS 685,000 as of December 31, 2014.

6.44	Legal proceedings

As of the date of the Prospectus, Car2Go is not party to any material legal proceedings.

6.45	Insurance

Car2Go is insured with insurance policies that insure structures, inventory, finance, fire insurance, third party liability insurance, professional liability insurance and employer liability insurance within the Company’s insurance policies.

Additionally, as stated above, the vehicles in the Car2Go fleet are insured with compulsory insurance and third party insurance as required by law. In the case of an accident or damage to the vehicle, the customer in possession of the vehicle during the accident is responsible for the damage up to the amount of the deductible, in accordance with the terms of the engagement with the customer and the bylaws of Car2Go. Additionally, customers of Car2Go may opt to cancel the deductible, such that in the case of an accident or damage to the vehicle, under the fulfillment of conditions precedent, the customer will not be subject to a deductible collected by the insurance company. For economic considerations, Car2Go does not insure its vehicles with comprehensive insurance, and it is examining the cost of acquisition of such policies from time to time compared with the cost of repairs from accidents, total loss and theft, and the overhead costs associated with these events that it bears when it does not have comprehensive insurance policies.

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The officers and directors of Car2Go are insured within the policy in which Pointer engaged, with director and officer liability insurance and fidelity insurance in the case of a breach of trust by the officers. For additional details, see Section 8.2 of Chapter H of the Prospectus.

6.46	Business strategy and objectives

Growth

Car2Go intends to expand its operations to additional areas in cities in which it operates, and to additional central cities such as Haifa, Jerusalem and additional cities in the Dan metropolitan area. It shall be noted that the expansion of the planned activity as stated is expected to be expressed in the increase to the number of vehicles of Car2Go in these cities. However, as of the Prospectus date, Car2Go does not intend to change the manner of its activity (in the A2A model) in cities in which it currently operates (excluding within the Tel Aviv and Haifa projects).

Other than the above, as of the Prospectus date, Car2Go does not intend to develop other substantial services; however, Car2Go is examining, at all times, new ideas, while constantly monitoring the needs of the market and continued marketing activity of its services to the existing and/or new customers.

Operation of an A2Z system for Tel Aviv

As stated in Section 6.31.3 above, Car2Go won a Tender issued by the Economic Development Authority of Tel Aviv Jaffa, regarding the operation of a car sharing system for Tel Aviv, which will operate in the A2Z model. Car2Go considers the tender to be a growth engine for its operations. For the provision of the services within the tender, Car2Go intends to establish a separate subsidiary with a designated team. Additionally, for the supply of the services within the Tender, Car2Go is making efforts to adjust its activities, which currently operate with the A2A model, for activity with the A2Z model as well, and specifically to the adjustments required in accordance with the Tender. These adjustments include, inter alia, development of software and hardware systems that will be installed in vehicles used by the new system, development of a designated system application, development of multimedia documents for vehicles and the adjustment of the Company’s operating, control and audit system currently in place. The aforesaid developments are performed by an external subcontractor, with the aforesaid establishment and development costs being subsidized by the Development Authority of Tel Aviv Jaffa as stated in Section 6.31.3 above. The development is currently in characterization stages, and is expected to be completed within 15 months from the signing of the agreement with the Development Authority of Tel Aviv (if signed).

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Business Sector

As stated in Section 6.28.1 above, Car2Go launched in 2015 a marketing and sales team for corporate customers in order to attract medium and large corporate clients. Car2Go hired a national sales manager, established a designated marketing system and is adjusting its products. Additionally, Car2Go intends to expand its customers by contacting additional potential target audiences in the future, as set forth in Section 6.28.1 above.

It is clarified that the projections and estimations of the Company regarding the impact of the various parameters, as stated above, on the Company’s operations, and regarding the engagement in a binding agreement with the Tel Aviv Jaffa Municipality, are forward-looking information as defined in the Securities Law, based on subjective projections and estimates of Car2Go and the Company and an analysis of the market in which Car2Go operates as of the date of the publication of the Prospectus, and to additional data possessed by the management of Car2Go and the Company. This information is based, in part, on estimates based on current trends and changes in the transportation sector in recent years and its expected developments and the economic situation, security and geopolitical situation in the world and in Israel as of this date. Therefore, the effect of the aforesaid factors on activity of Car2Go and the Company may be substantially different from that predicted as stated, if the estimations of the Company are not realized, as a result of a large number of factors, including a change to the economic, security and geopolitical condition in Israel and globally, and for legislative and other regulatory changes that may impact the markets in which the Company operates, primarily to the vehicle market in Israel.

6.47	Discussion of risk factors

The following is a review of the risk factors that Car2Go is facing within its activity:

6.47.1	Macro Risks

a)	Economic recession - a recession in the economy may lead to reduced use of the services of Car2Go; however, under certain circumstances, such recession may be expressed in the increased use of the services of Car2Go, which offers a less expensive alternative to maintaining private vehicles.

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b)	Security and economic situation - the activity of Car2Go may be impacted from exceptional security and economic situations.

6.47.2	Industry risks

a)	Increased competition in the car sharing and rental field - increased competition in the car sharing and rental industry by the entrance of new competitors or by intensifying the activity of existing competitors may impact the reduction of demand for services of Car2Go.

b)	Development of public transportation systems - development of the public transportation systems in the areas in which Car2Go operates, such as the light rail, may harm the market share of Car2Go.

c)	New developments in the travel sharing field - the introduction of alternative products to the market in which Car2Go operates, such as travel sharing applications, may intensity the competition in the field in which Car2Go operates.

d)	Vehicle theft - an increase in vehicle theft in Israel may impact the nature of activities and demands in the industry in which Car2Go operates, since most of the companies in the industry do not typically insure their vehicles with comprehensive insurance (Car2Go does not typically insure its vehicles with comprehensive insurance as stated).

6.47.3	Risks unique to the activity of Car2Go

a)	Increase in parking rental prices - an increase in the prices of private parking rentals may harm Car2Go’s profitability due to the increased operating costs of Car2Go arising from the same.

b)	Sharp increase in fuel prices - the prices of services of Car2Go include, inter alia, the fuel costs. In the short term, the sharp increase in the fuel prices may reduce the operating profitability and/or use of services that Car2Go offers.

c)	Increase in leasing prices - as stated above, a major part of the vehicles used by Car2Go in its operations are leased. Accordingly, an increase to the leasing prices may directly impact Car2Go’s profitability.

d)	Increase in insurance prices for shared vehicles - the cost of insurance is a main part of the monthly cost of the activity of Car2Go. Therefore, an increase in the insurance prices may impact the profitability of Car2Go and/or impact the risk management in Car2Go.

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6.47.4	Presentation of risk factors by type in the table

Identification of the risk factors and the degree of their impact on Car2Go is based on the valuation of Car2Go alone, and it is possible that in reality, there are risk factors that have not yet been identified or whose impact is different from the above.

Degree of effect of the risk factor on the business of Car2Go
	Major effect	Moderate impact	Little effect
Macro Risks
Market recession			+
Security and economic situation		+
Industry risks
Increase of competition in the field of car sharing and rental		+
Development of public transportation systems		+
New developments in the field of shared travel	+
Theft of vehicles		+
6.47.5 Risks unique to the Company
Increase in parking rental prices		+
Sharp increase in fuel prices		+
Increase in leasing prices	+
Increase in insurance premiums for shared vehicles		+

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Part Five - Matters Related to the Company’s Overall Activity

6.48	Working capital

6.48.1	The Company’s working capital is comprised of current assets less current liabilities. The current assets of the Company primarily include customers and receivables. The current ongoing liabilities of the Company primarily include liabilities to suppliers and service providers, income in advance and payables.

6.48.2	The following is the composition of the Company’s working capital and its adjustments as of December 31 for each of the years 2015, 2014 and 2013:

	As of December 31, 2015			As of December 31, 2014			As of December 31, 2013
	Amount included in the financial statements (in NIS thousands)	Adjustments for a period of twelve months	Total	Amount included in the financial statements (in NIS thousands)	Adjustments for a period of twelve months	Total	Amount included in the financial statements (in NIS thousands)	Adjustments for a period of twelve months	Total
Current assets	46,455	-	46,455	39,000	-	39,000	30,145	-	30,145
Current liabilities	60,134	-	60,134	120,603	-	120,603	58,592	-	58,592
Surplus (deficit) of the current assets over current liabilities	(13,679)	-	(13,679)	(81,603)	-	(81,603)	(28,447)	-	(28,447)

6.48.3	The working capital deficit

The working capital of the Company is mainly comprised of cash balances, credit from bank corporations and others, credit from suppliers, other payables, institutions and income in advance. As of December 31, 2014, the Company’s current liabilities include a total of NIS 64,421,000 for the loan received from the parent company to acquire operations. On December 31, 2015, the loan and interest accrued on it was converted to capital (for additional details, see Section 8.5.10 of Chapter H of the Prospectus).

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The deficit in the working capital of the Company arises mainly from the balance of the income in advance of the Company. A substantial part of the Company’s income is attributed to the sale of annual subscriptions in advance, while the Company undertakes to provide services for the duration of the subscription. The undertakings as stated are recorded within the ongoing undertakings of the Company as income in advance, constituting operating undertakings for the execution of the service, and not financial undertakings that are payable. Meaning, the cash flow that the Company will need for the execution of the obligations for income from services received by the Company in advance, including primarily wages and subcontractor expenses for services providers, is lower than the amount of income in advance included within the working capital

The Company ensures the existence of sufficient amounts of cash and liquidity balances for payment of expected operating expenses and in order to repay the financial obligations in accordance with the reasonable assessment of the same payments.

6.49	Financing

The Company finances its operations from bank sources and capital notes issued by the Company in favor of Pointer. For additional details see Section 8.5.10 of Chapter H of the Prospectus.

6.49.1	The following are details of the Company’s credit balances from bank and non-bank sources as of December 31, 2015 (NIS thousands):

	Credit from bank sources	Non-bank credit sources
Short term credit	-	-
Unlinked shekel credit	-	-
Current maturities of long-term index-linked loans	-	-
Current maturities of short-term unlinked loans	-	326
Total short term credit	-	326
Long term credit (less current maturities)	-	-
Index-linked	-	702
Not index-linked	-	6,094
Total long term credit	-	6,796
Total	-	7,122

6.49.2	Below are details of the credit limits and their use by the Company and Car2Go, as of December 31, 2015, in NIS thousands:

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Bank	Credit limit, loans and guarantees	Use*	Positive cash balance of the Company in the bank	Net utilization (Use of the framework less cash balances)
Bank A	6,640	3,840	8,130	-
Bank B	6,400	6,400	5	-

*	The usage amount represents the total guarantees that the Company has provided to secure its obligations based on a number of lease agreements and liabilities for services to a number of customers. This amount excludes a total of NIS 3,217,000, which is registered in th Pointer's bank account to secure the obligations of the Company as stated. As of the date of the Prospectus, a substantial part of the aforesaid amount was assigned to the bank accounts of the Company. For additional details see Section 8.5.9 of Chapter H of the Prospectus.

6.49.3	Other liabilities to banks

6.49.3.1	Within the Company’s liabilities to banks, the Company undertook to maintain the following financial ratio: the equity rate of the Company from the total balance sheet will not be less than 40% at any time (the “Financial Ratio”). For the purpose of the Financial Ratio, the “equity of the Company” will be calculated as capital of the Company, as defined under the GAAP, and as reported in the Company’s financial statements for the period ending on the date to which they refer, and additionally shareholder loans for which the Company and lender signed on a letter of subordination for the bank.

Currently, each of the shareholder loans provided to the Company are subordinated to bank debt.

In addition, the Company undertook towards two financing bank in connection with the Financial Ratio that in the event that the bank believes that the application of the new accounting rules and/or standards in the financial statements of the Company will lead to a change and/or impact the Financial Ratio, the Bank may notify the Company to perform a change to the Financial Ratio, if required, in order to adjust it to the original financial purpose determined by the Financial Ratio.

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6.49.3.2	In addition, the Company undertook towards financing banks that in the case of a change of control of the Company, meaning, if Mr. Yosef Ben Shalom (himself and/or together with his relatives) and Mr. Barak Dotan (himself and/or together with his relatives) (in this subsection: the “Controlling Shareholders of the Company”): (a) cease to hold together and/or each separately, together and/or jointly with their relatives, directly and/or indirectly (through Israeli companies that they fully own and/or through a trustee) more than 22% of the share capital of the Company [4](the “Minimum Rate”) or any other person alone or together with others (including together with the Controlling Shareholders of the Company) controls and/or (b) does not hold, jointly or each severally, directly and/or indirectly (including Israeli companies that are fully owned by them and/or through a trustee) the largest amount of means of control of the Company, and there is another person that holds, alone or together with others (including together with the Controlling Shareholders of the Company) an amount equal to or larger than them, of the means of control of the Company, the bank may call any debt of the Company towards it for immediate repayment.

6.49.3.3	In addition, the Company undertook towards one of the banks financing the activity of Car2Go that all of the amounts that Car2Go owes and/or will owe the Company are subordinated to any debt or obligation of Car2Go towards the financing bank.

6.49.3.4	Additionally, Car2Go undertook towards the same financing bank that in the case of a change of control of Car2Go, meaning if the Company ceases to control Car2Go and/or in the case in which Yossi Ben Shalom and Barak Dotan (the “Controlling Shareholders”) cease to jointly or separately hold, directly or indirectly, more than 22% of the issued and paid up capital (on a fully diluted basis) of the Company and/or if the Controlling Shareholders do not hold, jointly or severally, directly or indirectly, a larger amount of means of control of the Company, the Bank may call for immediate repayment any debt of Car2Go towards it.

6.49.3.5	In addition, Car2Go undertook towards the same financing bank that it undertakes not to perform, not to resolve to perform, and not to declare or undertake to perform any distribution or any receipt to any controlling shareholder of Car2Go or an entity related to the shareholder or interested party of the shareholder or a related entity or relative of any of them, without the consent of the Bank to the same in advance and in writing.

6.49.4	Liens

6.49.4.1	The Company has created a first ranking fixed pledge on its goodwill and a floating charge on the rest of its assets in favor of two different financing entities.

6.49.4.2	Additionally, the Company created, in favor of the aforesaid two financing entities (pari passu) a first ranking fixed pledge on the unpaid share capital of the Company; however, the Company may issue shares from its registered share capital that is not yet been paid without needing the consent of the financing entities to do so, provided that the Company is not in a breach event on the issuance date (meaning, an event for which the financing entity may call the amounts secured for immediate repayment).

4Towards one of the financing banks as stated, the rate of holdings of 22% is calculated on the basis of the issued and paid up share capital of the Company, while towards the other financing bank, the rate of holdings of 22% is calculated from the share capital of the Company on a fully diluted basis.

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6.49.4.3	Car2Go has provided the financing entity with a first ranking fixed pledge on the unpaid share capital of Car2Go, the goodwill of Car2Go and the rights of Car2Go for exemption, leniency or discounts from tax, under any law, and a floating charge on all of the assets, funds, property and rights of any type or kind that is and/or will belong to Car2Go.

6.49.4.4	In order to secure the performance of the obligations of Car2Go under the finance leasing agreement to rent vehicles in which it engaged with suppliers (including with Supplier C, as set forth in 6.40.2(c) above), Car2Go created fixed first ranking pledges in favor of the relevant suppliers of the rented cars.

6.50	Taxation

No final tax assessment has been determined for the Company as of the date of its incorporation. For additional details, see Section 16b of the consolidated financial statements of the Company as of December 31, 2015, attached to Chapter I of the Prospectus.

6.51	Information regarding an extraordinary change to the Company’s business

The Company is not aware of any unusual change to its business, including during its ordinary activity, in the period after the date of publication of its financial statements as of December 31, 2015, and until the date of the Prospectus, compared to those in the financial statements included in the Prospectus, of which the Company is aware on the Prospectus date.

6.52	Details regarding subsidiaries and affiliates of the Company

6.52.1	As of the Prospectus date, the Company holds one subsidiary, Car2Go, as set forth below. Other than Car2Go, the Company does not have additional subsidiaries, investees or affiliates.

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6.52.2	The following are details about the subsidiary held by the Company on the date of publication of the Prospectus:

Name of the consolidated company	State of incorporation	Company’s rights in the investee company (rate of holdings of capital and voting rights)	Securities held by the Company that are exercisable into capital or voting rights in the consolidated company (exercisable immediately and not immediately)	Scope of investment in the consolidated company (NIS thousands)	Balance of the loans provided by the Company to the consolidated company (NIS thousands)	Balance of the guarantees provided by the Company to the consolidated company (NIS thousands)
Car2Go Car Services Ltd.	Israel	61.06%	-	(8,161)	11,629	1,300	*

*	The balance of the guarantee in the amount of NIS 1,300,00 is in favor of a financing bank of Car2Go. Additionally, the Company has provided an additional guarantee unlimited in amount to secure the various obligations of Car2Go vis-a-vis one of its suppliers. For additional details see Section 6.40.2 above and Section 8.5.8(b) of Chapter H of the Prospectus.

It is noted that as of December 31, 2015, Car2Go has outstanding liabilities towards the Company in the amount of NIS 195,000 for various services that the Company has provided.

6.52.3	For a description of the main business of the subsidiary held by the Company on the Prospectus date, see Section 6.3.2 above.

6.52.4	The following are details about the profits (losses) of the Company’s Subsidiary in 2015 and 2014 (NIS thousands):

2015		2014
Profit (loss) before tax	Net profit (loss)	Profit (loss) before tax	Net profit (loss)
(737)	(737)	(2,538)	(2,538)

6.52.5	In 2014, 2015 and the beginning of 2016 and until the publication date of the Prospectus, the Company has not received and is not entitled to receive dividend, interest or management fees from its subsidiary, excluding interest on the Company’s loans to Car2Go in the amount of NIS 503,000 in 2014, NIS 536,000 in 2015 and about NIS 261,000 from the beginning of 2016 and through the publication date of the Prospectus. For additional details about the Company’s loans to Car2Go, see Sections 6.22.1(c) through 6.22.1(e) above.

Board of Director’s Report for the year ended December 31, 2015

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Shagrir Group Vehicle Services Ltd.

Board of Directors Report of the State of the Corporation’s Affairs

For the year ending December 31, 2015

The Board of Directors of Shagrir Group Vehicle Services Ltd. (the “Company”) is pleased to hereby submit the Board of Director’s Report of the State of Business of the Company and its Investee for the year ending December 31, 2015 (the “Period”).

6.53	Brief Description of the Company and its Business Environment

6.53.1	General

The Company was incorporated as a private company limited by shares on November 25, 2014, in the name of Shagrir Group Vehicle Services Ltd. As of the date of the Report, the controlling shareholder of the Company is Pointer Telocation Ltd. (“Pointer”), an Israeli public company, whose shares are traded with dual listing in the NASDAQ stock exchange in the USA and the Tel Aviv Stock Exchange Ltd.

6.53.2	Acquisition of activity of Shagrir Systems

On December 30, 2014, a structural change process was completed within which the Company acquired part of the activity of Shagrir Systems Ltd. (“Shagrir Systems”), including primarily the field of services to insurance companies constituting one of two areas of activity of the Company. As part of the aforesaid process, Shagrir Systems, a company fully held by Pointer, was merged, and all of its remaining activity, with and into Pointer, and was removed from the Companies Registrar (the “Structural Split”). In consideration for the transferred activities, the Company paid Shagrir Systems a total of NIS 69,698,000, through a loan in the amount of the consideration provided by Shagrir Systems to the Company, bearing annual interest at a rate of 3.05% and lawful VAT. Upon the completion of the Structural Split process and the removal of Shagrir Systems, the right to payment of the loan of Shagrir Systems was assigned to Pointer.

6.53.3	Acquisition of Shares of Car2Go Ltd.

On July 1, 2015, the Company purchased from Pointer all of its shares in Car2Go Ltd. (“Car2Go” or the “Subsidiary”), meaning 17,141 shares, constituting about 62.31% of the issued and paid up share capital of Car2Go (the rate of the Company’s holdings in Car2Go as of the Report date is 61.06%). The acquisition of shares of Car2Go was performed in consideration for the par value of the shares, i.e. in consideration for NIS 17,141. As of the date of the Report, Car2Go is the only company held by the Company. The activity to Car2Go constitutes the second area of activity of the Company - the area of car sharing and leasing, as set forth below.

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Additionally, within the aforesaid transaction: (a) Pointer sold to the Company its rights in shareholder loans provided to Car2Go in consideration for their book value of the aforesaid loans as of the transaction date, meaning in consideration for a total of about NIS 11,350,000 (including principal of the loans, interest and linkage differentials accrued thereon); and (b) the Company undertook guarantees of Pointer to secure a bank credit limit of Car2Go in the amount of about NIS 1,300,000.

For the payment of the consideration for the rights in the shareholder loans provided to Car2Go as stated, Pointer provided the Company with a loan in the amount of consideration for them, i.e. in the amount of about NIS 11,350,000.

6.53.4	On December 30, 2015, Pointer repaid a total of NIS 74,500,000 from the balance of the loans provided to the Company (as stated in Sections 6.63.2 and 6.53.3 above) against the allocation of one share par value NIS 1.00 of the Company. Additionally, on the same date, Pointer repaid an additional amount of NIS 8,000,000 from the balance of the aforesaid loans against a capital note issued by the Company in the same amount, which does not bear interest and is payable at the end of a period of five years from the date of its issue.

On March 29, 2016, the Company repaid the capital note. For additional details see Section 6.61.3 below.

6.53.5	Main areas of activity of the Company

As of the date of the Report, the Company is operating in two areas of activity, reported as sectors of activity in the Company’s financial statements:

a.	Area of services to the insurance companies - in this field, the Company provides various services including road services, services to homes, services provided by auto service centers and other services. The aforesaid services are offered and sold to customers of the Company in the area of activity, including mainly the insurance companies, and are provided directly by the Company to subscribers and/or additional customers that purchase these services from the Company directly (and not through the insurance companies).

b.	Area of vehicle sharing and rental - in this field, the Company provides private and commercial car rental services to customers from the general public for short periods of time (car sharing). Currently, these services are provided through vehicles spread primarily throughout Tel Aviv, as well as Givatayim, Raanana, Ramat Gan and Herzliya.

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6.54	Explanations of the Board of Directors regarding state of the corporation’s business, results of its operations, capital and its cash flow

It is noted that the Company treated in its financial statements the Structural Split completed on December 31, 2014 and the acquisition of shares of Car2Go on July 1, 2015 as a business combination between entities under common control, while applying the “as pooling” method. Accordingly, the date presented below in this Chapter with respect to the area of services to the insurance companies and the car sharing of rental areas in 2015 and 2014 reflect a situation in which the Structural Split, acquisition of the transferred activity and acquisition of shares in Car2Go occurred, theoretically, on January 1, 2013. The transfer of activity by way of the transfer of assets and liabilities is expressed in a method similar to consolidation (pooling of interests method) while applying reasonable assumptions to the extent required in accordance with the generally accepting accounting rules, in order to split the Company’s activity from results of activity of Shagrir, which included the Company’s activity until December 30, 2014. For further details, see Note 1 of the Company’s financial statements attached to Chapter I of the Prospectus.

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6.54.1	The Financial State

The following are explanations of the Board of Directors with respect to the main data from the sections of the statement of financial position of the Company as of December 31, 2015 and 2014 (in NIS thousands):

6.54.1.1	Assets

	As of December 31 (NIS thousands)		Change compared to same period last year
Section	2015	2014	In NIS thousands	In %	The Company’s explanation
Cash and cash equivalents	8,176	36	8,140	22,611%	The increase in cash in the period arises mainly from an increase in the cash flows of the Company from current activity in the amount of about NIS 12,002,000, offset by the loss in the cash flows from investment activities in the amount of about NIS 2,974,000 and offset by the decrease in the cash flows from financing activity in the amount of about NIS 888,000. For details, see Section 6.55 below regarding the cash flows.
Customers	34,766	31,461	3,305	10.5%	An increase in the balance of the customers arises from an increase in the Company’s activity. For details, see Section 6.54.2.1 below regarding the income in the reporting period. Additionally, see Section 6.55.2 below regarding the scope of customer credit days.
Other receivables	1,758	2,915	(1,157)	(39.7)%	A decrease in the balance of receivables arises mainly from receipts from the Parent Company for services provided and a decrease in advances to suppliers for fixed assets.
Inventory	654	588	66	11.2%	-
Fixed assets available for sale	1,101	4,000	(2,899)	(72.5)%	The decrease arises from a decrease in the fleet of vehicles for sale and a decrease in the reduced cost of the vehicles, due to an increase in the age of the vehicles designated for the sale.
Total current assets	46,455	39,000	7,455	21%
Fixed assets	22,379	21,139	1,240	5.9%	The increase arises mainly from renewal of the fleet of service vehicles and the investment in opening two additional service centers, offset by the depreciation expenses recorded during the reporting period.
Goodwill	60,083	60,083	-	-	-
Other intangible assets	1,843	2,528	(685)	(27.1)%	The decrease arises from a reduction of the intangible assets and depreciation of fixed expenses.
Deferred taxes	118	-	118	100%	-
Total non-current assets	84,423	83,750	673	0.8%	-

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6.54.1.2	Liabilities

	As of December 31 (NIS thousands)		Change compared to same period last year
Section	2015	2014	In NIS thousands	In %	The Company’s explanation
Credit from bank corporations, the Parent Company and others	326	65,269	(64,943)	(99.5)%	The decrease arises mainly from the repayment of the loan from the Parent Company against the allocation of one share of the Company to the Parent Company and against the issue of a new deed of trust. For details, see Note 11 of the financial statements of the Company, attached to Chapter I of the Prospectus.
Suppliers	27,655	20,943	6,712	32.0%	The increase arises from an increase in activity of the Company, and an increase in days of supplier credit arising from a change to the composition of suppliers.
					The average scope of credit days from suppliers in 2015 amounts to 81 days compared to an average of 70 days in the same period last year.
Income in advance	21,091	22,448	(1,357)	6.0%	The main income in advance is for the sale of subscriptions for a year in advance. The decrease arises from a change to the composition of customers and an increase in the customers that pay subscription fees on a monthly basis.
Accounts payable	11,062	11,943	(881)	(7.4)%	The decrease arises mainly from a decrease in liabilities for employee benefits and payment of a one-time bonus provided following the Structural Split in December 2014, which was completed in 2015.
Total current liabilities	60,134	120,603	(60,469)	50%	-
Loans from shareholders and others	6,796	1,011	5,785	572.2%	The increase arises from the issue of a capital note by the Parent Company. For details, see Note 14 of the Company’s financial statements attached to Chapter I of the Prospectus.
Income in advance	1,816	-	1,816	100%	The increase arises from receipt of financial compensation from the Parent Company in light of a breach of the sublease agreement by the Parent Company. For details, see Note 23 of the Company’s financial statements.
Liability for employee benefits	1,310	1,119	191	17.1%	-
Deferred taxes	-	123	(123)	(100)%	-
Total non-current liabilities	9,922	2,253	7,669	340.4%	-

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6.54.1.3	Equity

	As of December 31 (NIS thousands)		Change compared to same period last year
Section	2015	2014	In NIS thousands	In %	The Company’s explanation
Non-controlling interests	(4,793)	(4,554)	(239)	5.2%	-
Equity	65,615	4,448	61,167	1,375.2%	The increase in equity arises mainly from the repayment of a total of NIS 74,500,000 from the loan provided by the Parent Company against the allocation of one share of the Company to Pointer, and an increase in the capital reserve due to share-based payments, less the impact from offsetting a transaction with a capital reserve for controlling shareholder transactions and the loss in the report period.

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6.54.2	Results of operations

The following is a summary of data regarding the Company’s financial results for 2015 and 2014:

	For year ending on December 31		Change compared to same period last year
Section	2015	2014	In NIS thousands	In %
Revenues from products	24,642	19,149	5,493	28.7%
Revenues from services	131,981	120,695	11,286	9.4%
Income	156,623	139,844	16,779	12.0%
Cost of sales	137,052	124,654	12,398	9.9%

Gross profit	19,571	15,190	4,381	28.8%
Total gross profit rate from revenue	12.5%	10.9%

Marketing and sale expenses	7,976	7,029	947	13.5%
Management and general expenses	9,987	9,627	360	3.7%
Impairment and intangible assets	0	2,567	(2,567)	(100)%

Operating profit (loss)	1,608	(4,033)	5,641	139.9%
Rate of operating profit from revenue	1.0%	(2.9)%
EBITDA	10,143	6,656	3,487	52.4%

Net financing expenses	8,218	238	7,980	3352.9%
Loss before income tax	(6,610)	(4,271)	(2,339)	54.8%
Tax benefit	(860)	(141)	(719)	509.9%
Loss for the period	(5,750)	(4,130)	(1,620)	39.2%
Other comprehensive profit	40	59	(19)	(32.2)%
Total loss	(5,710)	(4,071)	(1,639)	40.3%

Loss for the period attributed to:
Shareholders of the Company	(5,472)	(2,526)	(2,946)	116.6%
Non-controlling interests	(278)	(1,604)	1,326	(82.7)%

6.54.2.1	Income

The Company’s income for 2015 compared to the same period the previous year recorded an increase of NIS 16,779,000, constituting an increase of 12% in the total income of the Company. The changes to income were impacted primarily from the income from segments as follows:

	For year ending on December 31		Change compared to the same period last year
Segments	2015	2014	In NIS thousands	In %
Sector of services to the insurance companies	142,612	129,407	13,205	10.2%
Car sharing sector	14,829	13,322	1,507	11.3%
Total	157,441	142,729	14,712	10.3%
Adjustments	(818)	(2,885)	2,067	(71.6)%
Total income from external	156,623	139,844	16,779	12.0%

Income from the sector of services to the insurance companies increase in the amount of NIS 13,205,000, an increase of about 10.2% compared to the same period the previous year. The income in this segment of activity arises from three main types, as follows:

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	For year ending on December 31		Change compared to For the same period last year
	2015	2014	In NIS thousands	In %
Services on a subscription basis	80,167	74,504	5,663	7.6%
Services on a consumption basis	37,943	36,142	1,801	5.0%
Sale of spare parts	24,502	18,761	5,741	30.6%
Total	142,612	129,407	13,205	10.2%

Income from spare parts and services on a consumption basis increased in the amount of NIS 7,542,000 - an increase of about 13.7% compared to the same period last year. This increase arises mainly from an increase in the scope of activity of the existing service centers and opening three additional service centers.

The total income from subscription fees increased in the amount of NIS 5,663,000 - an increase of about 7.6% compared to the same period last year. The increase arises from an increase of about 16% in the number of the subscriptions that the Company sold in 2015, following the expansion of the activity with the existing insurance companies and the addition of an additional insurance company in January 2015, In addition, as of the end of 2014, the Company began to market subscriptions for headlight services and side mirrors to its customers.

In 2015, the Company sold about 1,461,039 subscriptions for the receipt of services in the sector, in various compositions, compared to about 1,272,391 subscriptions in 2014.1

In an analysis of the income per subscription (meaning, the amount of income from the subscription fees compared to the number of subscriptions sold each year), it appears that despite the increase in the total income from subscription fees, there was a decrease in income per subscription in the amount of about 7% in 2015 due to the reduction of prices performed by the Company in recent years (including in 2015) and a change to the composition of the securities sold in 2015, such that an increase occurred to the sale of services whose price is lower compared to other services provided by the Company.

Income from the segment of car sharing and rental increased in the amount of NIS 1,507,000 - an increase of about 11.3% compared to the same period last year. The increase in this segment arises from an increase in utilization of the vehicles.

In inter-segment income, a decrease occurs in the amount of about NIS 2,067,000, compared to the same period the previous year, following a limitation of the rental of vehicles by the Company to the Subsidiary and a transition of the Subsidiary to rental from external suppliers.

[1]	It is clarified that the number of subscriptions listed above includes all of the subscriptions of the Company to the various services, although it is possible that the same person or entity will engage with the Company with subscriptions for more than one kind of service. Additionally, it is possible that one service agreements for the Company’s services includes more than one type of services provided by the Company. Therefore, the aforesaid number of subscriptions does not relate to the number of individuals or entities that have engaged with the Company, and does not relate to the number of service agreements for the Company’s services.

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6.54.2.2	Cost of sales

	For year ending on December 31		Change compared to same period last year
Section	2015	2014	In NIS thousands	In %	The Company’s explanation
Products	13,847	10,776	3,071	28.5%	The increase corresponds to an increase in income from products as stated in Section 2.2.1 above.
Wages	41,141	37,647	3,494	9.3%	The increase arises from an increase in personnel following an increase in activity as stated in Section 2.2.1 above. In addition, an increase in costs of wages as a result of an increase of the minimum wage at a rate of 8% in April 2015.
Subcontractors	39,669	33,833	5,836	17.2%	The increase arises from an increase in the quantity of services that the Company has provided during 2015 following the increase in the state of subscriptions in the Company.
Rent and building maintenance	6,188	6,572	(384)	(5.8)%	-
Rentals of rental cars and replacements	10,454	8,121	2,333	28.7%	The increase arises from an increase in the rental fees as a result of the increase in activity of the service centers, and an increase in the consumption of the service by the Company’s subscribers. In addition, the increase arising from the reduction of the rental of vehicles by the Company to the Subsidiary and a transition of the Subsidiary to rental from external suppliers.
Maintenance of vehicles	15,080	15,860	(780)	(4.9)%	A decrease arises mainly from the reduction of fuel prices by about 16% on average compared to the same period the previous year. This decrease was offset by an increase in the scope of the services provided by the Company following the increase in the number of subscribers in the field of services to the insurance companies and an increase in the vehicle maintenance expenses in the sector of car sharing and rental.
Other	5,281	5,370	(89)	(1.7)%	-
Depreciation and amortization (net of profit from sale of vehicles)	5,392	6,475	(1,083)	(16.7)%	The decrease arises mainly from recording loss in 2014 for impairment of vehicles held for sale and their adjustment to the fair value in the amount of about NIS 900,000.
Total cost of sales	137,052	124,654	12,398	(9.9)%

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6.54.2.3	Marketing and sale expenses

	For year ending on December 31		Change compared to same period last year
Section	2015	2014	In NIS thousands	In %	The Company’s explanation
Wages	3,997	3,612	385	10.7%	The main increase arises from share-based payment provided by the Company to a number of employees in 2015.
Advertising and promotion	2,477	1,594	883	55.4%	The main increase arises from an increase in payment for the marketing and sale services, mainly value added services marketed by the Parent Company in 2015.
Other	685	802	(117)	(8.2)%	-
Depreciation and amortization	817	1,021	(204)	(20.0)%	-
Total sale and marketing expenses	7,976	7,029	947	13.5%

6.54.2.4	Management and general expenses

	For year ending on December 31		Change compared to For the same period last year
Section	2015	2014	In NIS thousands	In %	The Company’s explanation
Wages and management fees	6,131	5,811	320	5.5%	The increase arises mainly from share-based payment provided by the Company to a number of employees in 2015 and one-time payments following the termination of the employment of the CEO of the Subsidiary. The increase was offset by a decrease in the management fee expenses.
Professional services	1,908	1,103	805	73.0%	The increase arises mainly from the issuance expenses in the amount of about NIS 735,000, mostly charged in the fourth quarter of 2015.
Doubtful and bad debts	245	400	(155)	(38.8)%	-
Other	1,636	2,194	(558)	(18.4)%	The decrease arises from an event held by the Company for its employees in 2014.
Depreciation and amortization	67	2,686	(2,619)	(97.5)%	The decrease arises from recording loss for impairment of goodwill of the Subsidiary in the amount of about NIS 1,900,000, and the reduction of an investment in the implementation of a new information system that was ceased following the Structural Split of the Company on December 30, 2014.
Total management and general expenses	9,987	12,194	(2,207)	(18.1)%

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6.54.2.5	Operating Profit

The operating profit for 2015 amounted to a total of NIS 1,608,000 compared to loss of NIS 4,033,000 in the same period last year. The changes to operating profit were impacted from the operating segments as follows:

	For year ending on December 31		Change compared to For the same period last year
Segments	2015	2014	In NIS thousands	In %
Sector of services to the insurance companies	1,710	(406)	2,116	521.2%
Car sharing sector	(102)	(3,627)	3,525	97.2%
Total operating profit	1,608	(4,033)	5,641	139.9%

Sector of services to the insurance companies - The operating profit for 2015 amounted to a total of NIS 1,710,000 compared to operating loss of about NIS 406,000 in the same period last year. The increase in the operating profit arises from a change to the composition of income, an increase in income at the cost of higher profitability margins, improvement in use of the service units and decrease in fuel prices.

In addition, 2015 included the operating expenses, one-time expenses in the amount of about NIS 2,500,000 for the issuance expenses and share-based payments. Conversely, in 2014, expenses were recorded in the amount of about NIS 3,500,000, including management fee payments and one-time payments following the Structural Split transaction of December 30, 2014.

Car sharing sector - The operating profit for 2015 amounted to a total of NIS 102,000 compared to operating loss of about NIS 3,627,000 in the same period last year. The decrease in operating loss arises from an expenses recognized in 2014 for impairment of goodwill in the amount of NIS 1,889,000 and from an increase in utilization of the vehicles.

6.54.2.6	Financing expenses

The financing expenses for 2015 amounted to a total of NIS 8,218,000, compared to a total of NIS 238,000 in 2014.

In 2015, the Company recorded interest expenses for the loan received from the Parent Company before the acquisition of the operations. The interest expenses recorded include a total of NIS 2,300,000 for the interest set forth in the rate of 3.05% and a total of about NIS 5,675,000, for the provision between the consideration received and the fair value of the loan, calculated based on effective interest at a rate of 11.5%.

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6.54.2.7	Tax expenses

The tax benefit in 2015 amounted to a total of NIS 860,000, compared to a total of NIS 141,000, in 2014.

The increase in the tax benefit versus the same period last year arises from an increase in loss before tax. The theoretical tax rate for 2015 is 13% and for 2014 is 3%. The differences compared to the corporate tax rate which was 26.5% in the aforesaid years arises mainly from losses of the Subsidiary for which no deferred taxes were created and from the issuance expenses and share-based payment which was not recognized for tax purposes.

6.55	Liquidity

6.55.1	Summary of Cash Flows - NIS thousands

	For year ending on December 31		Change compared to same period last year
Section	2015	2014	In NIS thousands	In %	The Company’s explanation
Cash flow arising from current operations	12,002	1,878	10,124	539.1%	The increase in the cash flows arises from an increase in operating profit as a result of an increase in the scope of activity and operating improvement, and from an increase in supplier credit, receipt of compensation in the amount of NIS 2,800,000 from the Parent Company for a breach of the sublease agreement on behalf of Pointer of a transition to reporting VAT on a cash bases on income from subscribers.
Net cash used in investing activities	(2,974)	(1,379)	(1,595)	115.7%	Main cash used by the Company for investment activities is in renovating the fleet of service and rental vehicles. The increase in cash used for the investment activity compared to the same period last year arises from a decrease in the consideration for the exercise of vehicles.
Net cash used in financing activities	(888)	(496)	(392)	79.0%	The increase in cash used for the financing activity arises from payment of the short term credit from bank corporations and others.
Increase in cash and cash equivalents	8,140	3	8,137

6.55.2	The working capital deficit

As of December 31, 2015, the Company has a working capital deficit in the amount of about NIS 13,679,000. The working capital of the Company is mainly comprised of cash balances, customers and supplier credit, other payables, institutions and income in advance.

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The deficit in the working capital of the Company arises mainly from the balance of the income in advance of the Company. A substantial part of the Company’s income arises from the sale of subscriptions for a year in advance, while the Company undertakes to provide services for the duration of the subscription. The undertakings as stated are recorded within the ongoing undertakings of the Company as income in advance, constituting operating undertakings to perform the service, and not financial undertakings that are payable, meaning cash flow for which the Company will be required to perform liabilities for the income from services received by the Company in advance, including primary wages and costs of subcontractors for parties executing the services, meaning, lower than the amount of income in advance included within the working capital .

The Company ensures sufficient levels of cash and liquidity balances for payment of the projected operating expenses and for the payment of the financial liabilities, in accordance with the reasonable estimate of these payments.

The average scope of credits for customers in 2015 is 160 days for bodywork repair and vehicle paint services and 41 days for the other services in the field of the Company’s securities for the insurance companies, compared to 139 days and 40 days in 2014, respectively. The reason for these differences is the process of collecting payables from the insurance companies for services of the Company’s service centers, whereby the insurance companies transfer to the Company to payment for these services only after the conclusion of handling the processes of claiming damages for vehicles serviced in the Company’s service centers. The aforesaid process leads to an extension to the Company’s collection process.

The Company is making efforts to streamline the collection process from the insurance companies for the services provided by the Company’s service centers, inter alia, through the increased actions performed by the entities in the Company involved in managing claims of policyholders against the insurance companies in order to shorten the handling time of the aforesaid claims.

The average scope of credit from suppliers in 2015 is 81 days compared to 70 days in 2014.

6.56	Sources of Financing

As of the date of its incorporation, the Company has financed its ongoing operations through current credit from bank corporations, supplier credit and the independent sources of the Company, arising from the Company’s income from sales.

Financing the acquisition of the activity from Shagrir Systems and the acquisition of shares and the Car2Go loan took place through raising debt from Pointer, which as of December 31, 2015 was largely repaid against the allocation of one share of the Company to Pointer.

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For details regarding the financing provided by Pointer to the Company, see Sections 6.53.1 through 6.53.4 above, and Notes 11 and 14 of the Company’s financial statements attached to Chapter 9 of the Prospectus.

The Company’s Board of Directors has examined the liabilities of the Company on an ongoing basis compared to the potential funding sources. The potential sources of financing are based, inter alia, on the Company’s objectives to improve the results of the transactions and its ability and the intention of the Company to receive credit from suppliers and financing entities.

The following is information regarding the financing sources of the Company as of December 31, 2015:

	December 31, 2015
	%	In NIS thousands
Equity attributed to the Company’s shareholders	48%	65,615
Non-current liabilities	7%	9,922
Current liabilities	44%	60,134
	100%	135,671

*As of December 31, 2015, the Company has an unutilized bank credit limit of approximately NIS 2,800,000.

6.57	The Company’s liabilities based on payment dates, as of December 31, 2015

Exposure of off-balance sheet credit, on the basis of data of the separate financial statements of the Company (NIS thousands):

▪	The Company has provided a financial guarantee in the amount of NIS 1,300,000 in favor of a bank corporation for credit provided by the aforesaid bank corporation to Car2Go. For additional details see Section 8.5.8(b) of Chapter H of the Prospectus.

▪	The Company has provided a guarantee unlimited in amount to secure the various obligations of Car2Go vis-a-vis one of the suppliers of Car2Go. For additional details, see Section 6.40.2 of Chapter F of the Prospectus.

▪	The Company has provided a bank guarantee to secure its obligations to provide services to a number of its customers, which, as of December 31, 2015, amount to a total of NIS 12,614,000. Additionally, the Company has provided a bank guarantee to secure its obligations for a number of structural lease agreements in which it has engaged, which, as of December 31, 2015, amount to NIS 768,000. The amounts of the aforesaid guarantees include a total of NIS 3,217,000 which was recorded in Pointer’s bank accounts to secure the liabilities of the Company as stated. As of the date of the Prospectus, most of the aforesaid amount was assigned to the bank accounts of the Company. For additional details, see Section 8.5.9 of Chapter H of the Prospectus, as well as Section G5 of the additional information to the separate financial statements of the Company attached to Chapter I of the Prospectus.

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Exposure of off-balance sheet credit of the consolidated company, Car2Go (excluding data of the Company, as stated in Sections A-D above) (NIS thousands):

Car2Go has provided bank guarantees to secure its various obligations (most of which are for leases of parking spaces). As of December 31, 2015, the total aforesaid guarantees are about NIS 75,000.

Balances of the credit provided to the Company by the Parent Company (Pointer) or the controlling shareholder, and the balances of bonds issued by the investee company by the Parent Company or the controlling shareholder (NIS thousands):

The balance of the capital note (less discounts) issued by the Company to Pointer amounts to NIS 6,094,000 as of December 31, 2015. For additional details, see Section 8.5.10 of Chapter H of the Prospectus, and Note 14 of the consolidated financial statements of the Company, attached to Chapter I of the Prospectus.

Cash and cash equivalents, marketable securities and short-term deposits on the basis of the data from the separate financial statements of the Company as of December 31, 2015: NIS 7,948,000.

Cash and cash equivalents, marketable securities and short-term deposits on the basis of the data from the consolidated financial statements of the Company as of December 31, 2015: 8,176,000.

Total amount of bank credit, off-bank credit and consolidated company bonds balance, Car2Go:

As of December 31, 2015, Car2Go's short-term bank and off-bank credit balance was NIS 327,000.

In addition, Car2Go has a long-term obligation due to a loan given by minority shareholders in a total amount of NIS 700,000.

6.58	Compensation for senior officers

For details regarding compensation for senior officers of the Company, see Section 8.1 of Chapter H of this Prospectus. Compensation for officers in the Company is determined, inter alia, in accordance with the position, function and personal contribution of each of the senior officers of the Company, the success of the Company and development of its business and/or at the personal discretion of the CEO of the Company, on a fixed annual basis and/or special one-time bonuses.

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On May 25, 2016 the Company adopted an Officer Compensation Policy for the Company and its Subsidiaries, attached hereto as Appendix 3 (the "Compensation Policy"). The Compensation Policy will go into effect on the date of registration of Company shares for trade on the Stock Exchange. Likewise, in accordance with Companies Regulations (Reliefs Regarding the Duty to Set Compensation Policy) – 2013, the compensation policy shall be valid for a period of five years after the completion of the listing of the Company's shares for trade on the Tel-Aviv stock exchange.

6.59	Company’s policy regarding donations

In 2015, the Company donated an amount of about NIS 39,000 to various entities. The Company has not yet formed a donation distribution policy.

6.60	Disclosure provisions on various aspects of corporate governance

6.60.1	Directors with Accounting and Financial Expertise and Independent Directors

As of the date of the Report, the Company’s Board of Directors contains three directors with accounting and financial expertise, as follows: Mr. Yossi Ben Shalom, Mr. Nir Cohen and Mr. Kineret Yaari. For details regarding the education, skills and business experience of the aforesaid directors in the last five years, see Section 7.1 of Chapter G of the Prospectus.

6.60.2	Disclosure regarding the internal auditor during the reporting year

As of the date of the report, the Company has not yet appointed an auditor. The Company will make efforts to appoint an auditor upon the completion of listing for trade under this Prospectus.

6.60.3	Details about the auditor of the Company and substantial subsidiaries

The auditor of the Company and the Subsidiary is Kost Forer Gabbay and Kasierer, Ernst and Young Israel (the “Auditor”). The work plan of the auditor is annual. The wages of the Auditor of the Company in 2014 and 2015 are as set forth below:

Year 2015
Audit and tax services*		Other services		Total
In NIS thousands	Hours	In NIS thousands	Hours	In NIS thousands	Hours
380	3,650	47	95	427	3,745

Year 2014
Audit and tax services		Other services		Total
In NIS thousands	Hours	In NIS thousands	Hours	In NIS thousands	Hours
210	1,200	35	88	245	1,288

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*Wages for the audit services include a total of NIS 190,000 for all of the matters involved in the preparation of the Prospectus.

Determining the wages of the auditor

The principles for the determination of the Auditor’s wages were determined on the basis of an assessment of the scope of the work required, and management of negotiations regarding the commercial terms of the engagement. The wages were approved by the Company’s Board of Directors.

6.60.4	Approval Process of the Financial Statements

The Company’s Board of Directors is the organ that deals with the financial statements and approves them. Within the process of approval of the financial statements of the Company by the Board of Directors, a draft of the financial statements are transferred for the review of members of the Board of Directors a number of days before the date scheduled for the meeting of the Board of Directors in which they are supposed to approve the financial statements. The directors are invited to contact the Company at any time with any question or clarification requested before the meeting is convened.

During the meeting of the Board of Directors in which the financial statements are discussed and approved, the CFO reviews the main parts of the financial statements and the substantial issues in the financial reporting.

All of members of the Company’s Board of Directors participated in the meeting of the Company’s Board of Directors held on March 29, 2016, in which the financial statements as of December 31, 2015 were approved. The Board of Directors discussed the financial statements in the meeting of the Board of Directors. At the end of the comprehensive discussion and comments of the auditors, the Board of Directors resolved to approve the financial statements.

6.61	Disclosure in connection with the Financial Reporting of the Corporation

6.61.1	Critical Accounting Estimates

The preparation of the financial statements based on the generally accepted principles in Israel, which are the IFRS rules, requires the Company to perform the estimates and assessments that impact the reported amounts of assets and liabilities, income and expenses, and disclosure in connection with contingent assets and liabilities.

For a review of the main accounting policies of the Company, see Note 2 of the financial statements attached to Chapter I of the Prospectus.

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The following is a description of the key assumptions used in the significant accounting estimates used in the preparation of the financial statements of the Company, which the Company’s management was required to make in their preparation as to the circumstances and events involving significant uncertainty. In its discretion in determining the estimates, the Company’s management relies on past experience, various facts, external factors and reasonable assumptions in accordance with the circumstances appropriate for each estimate. It should be clarified that actual results may differ from management’s estimates.

Impairment of goodwill - an examination is performed as to whether there is a need for impairment of goodwill, on an annual basis. The recoverable value of the cash-generating unit is determined based on the value of use. Use of this method requires an estimate regarding future cash flows and a selection of the appropriate discount rate for calculating the current value of the cash flows. Within the preparation of the financial statements, the Company hired an external appraiser who performed an examination of the impairment of the goodwill.

Liability for employee benefits - the costs, assets and liabilities for defined benefit plans is determined in accordance with the “projected eligibility unit” that takes into account valuations regarding future salary increases, employee turnover rate, discount rates, expected rate of return and the like. A change to these variables may cause a substantial change to the value of the assets and liabilities and actuarial profit and loss that the Company recognizes. The Company has hired the services of an expert actuary in order to assess the estimated liabilities to employees.

Claims - the Company examines every claim filed, and with the help of its legal counsel, concludes on the basis of its and their past experience, whether a provision should be recognized, and the scope thereof in the financial statements.

Vehicle depreciation - In determining the estimation of the depreciation, the Company relies on the Company’s expected residual values, based on the useful life of the vehicles and their expected selling prices. The sales prices are impacted from price lists of vehicles used and the discounts provided in the sale of vehicles compared to the price lists.

Fair value of share-based payment transactions: the fair value of the share-based payment transactions is determined upon first recognition through use of an accepted option pricing model. The models is based on the share price data and the exercise price, and discounts regarding expected volatility, the expected life and expected dividend.

Fair value of the loans from the Parent Company - the Company hired an external valuator for the determination of the fair value of the loans provided by the Parent Company in order to finance the acquisition of activity of Shagrir and Car2Go shares. The fair value of the loans was estimated by discounting their payment schedule with the suitable market interest. For the purpose of the valuation, the suitable market interest was determined based on the fair value of the Company, calculated based on the CAPM model.

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6.61.2	Valuations used as a basis for determining the value of data in the financial statements

The following are details in accordance with Article 8b(i) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the “Reporting Regulations”) regarding very material valuations:

6.61.2.1	Examination of impairment of goodwill (December 31, 2015):

Identification of the subject of the assessment:	Valuation for examining impairment of the goodwill registered in the Company’s balance sheets.
Timing of the appraisal:	31.12.2015
Book value in the Company’s records:	NIS 61,700,000
The recoverable amount determined by the valuation:	NIS 67,500,000
Details about the appraiser:

Variance Economic Consulting Ltd., a business, economic and financial consulting firm.

Leading Team:

Ram Levy (founder, partner, CEO), CPA, with a BA in accounting from the College of Management, as well as a BA in Life Sciences and a Master’s Degree in Business Administration (MBA), majoring in finance, from Bar Ilan University and Amnon Aloof (partner, director of valuations), with a BA in economics from the University of Maryland and an MBA in finance from John Hopkins University.

Reliance on the party commissioning the assessment:	No dependence.
Is there an indemnification agreement with appraiser:	The Company undertakes vis-a-vis Variance that in the case in which Variance is sued in a legal or other proceeding to pay any amount to a third party in connection with the work performed for the Company, to indemnify Variance for any amount that it is charged in excess of three times the fees paid for the valuation. The indemnification obligation will not apply if it is determined by the court in a final judgment that Variance acted in connection with providing the service and/or work at the subject of the opinion with gross negligence, maliciously or intentionally. Additionally, the Company undertakes not to take legal proceedings against Variance in connection with this engagement.
Valuation model that the appraiser used:	Discounted cash flow - DCF
Discount rate:	13%. The discount rate derived before tax is 16.2%.
Growth rate:	2%

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6.61.2.2	Fair value of the loans provided to the Company by the Parent Company:

Identification of the subject of the assessment:	The valuation of the fair value of the loans provided to the Company by Pointer Telocation (the Parent Company)
Timing of the appraisal:	31.12.2014
Value of the subject of the assessment before the date of the valuation if the generally accepted accounting rules, including depreciation and amortization, did not require the change in the value in accordance with the valuation:	NIS 69,698,000
Value of the subject of the assessment determined in the valuation:	NIS 64,421,000
Details about the appraiser:

Variance Economic Consulting Ltd., a business, economic and financial consulting firm.

Leading Team:

Ram Levy (founder, partner, CEO), CPA, with a BA in accounting from the College of Management, as well as a BA in Life Sciences and a Master’s Degree in Business Administration (MBA), majoring in finance, from Bar Ilan University

& Amnon Aloof (partner, director of valuations), with a BA in economics from the University of Maryland and an MBA in finance from John Hopkins University.

Reliance on the party commissioning the assessment:	No dependence.
Is there an indemnification agreement with appraiser:	The Company undertakes vis-a-vis Variance that in the case in which Variance is sued in any legal or other proceeding to pay any amount to a third party in connection with the work performed for the Company, to indemnify Variance for any amount that it is charged in excess of three times the fees paid for the valuation. The indemnification obligation will not apply if it is determined by the court in a final judgment that Variance acted in connection with providing the service and/or work at the subject of the opinion with gross negligence, maliciously or intentionally. Additionally, the Company undertakes not to take legal proceedings against Variance in connection with this engagement.
Valuation model that the appraiser used:	Discounted redemption of cash flows of each loan with the appropriate market interest
The assumptions under which the assessor carried out the valuation, in accordance with the valuation model:	Interest to discount: 11.5%

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6.61.2.3	Examination of the impairment of goodwill for the acquisition of Car2Go Ltd. as of December 31, 2014:

Identification of the subject of the assessment:	Valuation for the examination of the impairment of the registered goodwill in the Company’s balance sheets.
Timing of the assessment:	31.12.2014
Book value in the Company’s records	NIS 2,582,000
Recoverable amount determined in the valuation:	NIS 786,000
Details about the appraiser:

Variance Economic Consulting Ltd., a business, economic and financial consulting firm.

Leading Team:

Ram Levy (founder, partner, CEO), CPA, with a BA in accounting from the College of Management, as well as a BA in Life Sciences and a Master’s Degree in Business Administration (MBA), majoring in finance, from Bar Ilan University and Amnon Aloof (partner, director of valuations), with a BA in economics from the University of Maryland and an MBA in finance from John Hopkins University.

Reliance on the party commissioning the assessment:	No dependence.
Is there an indemnification agreement with appraiser:	The Company undertakes vis-a-vis Variance that in the case in which Variance is sued in any legal or other proceeding to pay any amount to a third party in connection with the work performed for the Company, to indemnify Variance for any amount that it is charged in excess of three times the fees paid for the valuation. The indemnification obligation will not apply if it is determined by the court in a final judgment that Variance acted in connection with providing the service and/or work at the subject of the opinion with gross negligence, maliciously or intentionally. Additionally, the Company undertakes not to take legal proceedings against Variance in connection with this engagement.
Valuation model that the appraiser used:	Discounted cash flows
Discount rate:	14%. The discount rate before tax derived is 16.1%
Growth rate:	3%

The following are details in accordance with Article 8b(i) of the Reporting Regulations regarding a material valuation:

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6.61.2.4	Fair value of the capital note provided to the Company by the Parent Company:

Identification of the subject of the assessment:	Valuation of the fair value of the capital note provided to the Company by Pointer (the Parent Company):
Timing of the appraisal:	31.12.2015
Value of the subject of the assessment before the date of the valuation if the generally accepted accounting rules, including depreciation and amortization, did not require the change in the value in accordance with the valuation:	NIS 8,000,000
Value of the subject of the assessment determined in the valuation:	NIS 6,094,000
Details about the appraiser:

Variance Economic Consulting Ltd., a business, economic and financial consulting firm.

Leading Team:

Ram Levy (founder, partner, CEO), CPA, with a BA in accounting from the College of Management, as well as a BA in Life Sciences and a Master’s Degree in Business Administration (MBA), majoring in finance, from Bar Ilan University and Amnon Aloof (partner, director of valuations), with a BA in economics from the University of Maryland and an MBA in finance from John Hopkins University.

Reliance on the party commissioning the assessment:	No dependence.
Is there an indemnification agreement with appraiser:	The Company undertakes vis-a-vis Variance that in the case in which Variance is sued in any legal or other proceeding to pay any amount to a third party in connection with the work performed for the Company, to indemnify Variance for any amount that it is charged in excess of three times the fees paid for the valuation. The indemnification obligation will not apply if it is determined by the court in a final judgment that Variance acted in connection with providing the service and/or work at the subject of the opinion with gross negligence, maliciously or intentionally. Additionally, the Company undertakes not to take legal proceedings against Variance in connection with this engagement.
Valuation model that the appraiser used:	Discounted redemption of cash flows of each loan with the appropriate market interest
The assumptions under which the assessor carried out the valuation, in accordance with the valuation model:	Interest to discount: 5.58%

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6.61.3	Information about events after the date of the report

6.61.3.1	On January 4, 2016, the Knesset plenum approved, in a second and third reading, a bill to amend the Income Tax Ordinance (No. 217) (Reduction of the Corporate Tax Rate), 5776-2016, which included a reduction of the corporate tax rate from 26.5% to 25%.

Deferred tax balances included in the financial statements as of December 31, 2015 were calculated based on the tax rates in force as of the balance sheet date and do not take into account the impacts that may arise from the reduction of the tax rate. The aforesaid effects will be included in the financial statements published as of the date on which the legislation is actually enacted, meaning within the first quarter of 2016. The Company estimates that the impact of the change to the tax rates will lead to a decrease in the balance of deferred taxes as of December 31, 2015, in immaterial amounts.

6.61.3.2	On February 22, 2016, the Company engaged in a convertible loan agreement, together with additional shareholders of Car2Go, to provide a convertible loan to Car2Go in the total joint amount of NIS 5,000,000 (of which NIS 3,710,000 was provided to Car2Go by the Company). For further details, see Section 6.22.1 (c) of Chapter F of the Prospectus.

6.61.3.3	On March 24, 2016, the Company has allocated 1,667 ordinary shares, par value NIS 1.00 each to the Trustee to the benefit of employees and officer holders for vested RSUs. For additional information, see Section 3.2.3 of Chapter C of the Prospectus.

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6.61.3.4	On March 28, 2016, the loan agreement between the Company and Car2Go dated May 15, 2009 was amended, such that the commencement of the payment of the loan in the amount of NIS 6,000,000 will be postponed to September 1, 2016. For additional details, see Section 6.22.1(e) of Chapter F of the Prospectus.

6.61.3.5	On March 29, 2016, the Board of Directors of Pointer resolved to pay the capital note in the amount of NIS 8,000,000 issued by the Company on December 30, 2015, as stated in Section 1.4 above, such that an amount of NIS 4,100,000 from the balance of the capital note would be repaid, against the allocation of an ordinary share par value NIS 1.00 of the Company to Pointer. An amount of NIS 3,100,000 will be issued by the Company to Pointer as a new capital note under the same terms of the original capital note. The balance of NIS 800,000 will be issued by the Company to Pointer as another new capital note under the same terms of the original capital note.

6.61.3.6	On March 29, 2016, Messrs. Nir Cohen and Kineret Yaari were appointed as members of the Company’s Board of Directors.

6.61.3.7	On May 19, 2016 the Company share capital was increased to NIS 940,000, such that the alternate share capital of NIS 16,000,000, distributed as 16,000,000 ordinary shares par value 1.00 each, the registered share capital of the Company is 16,940,000 shares comprised of 16,940,000 ordinary shares par value 1.00 each. Likewise, the share capital of the company was split from ordinary shares par value 1.00 each to ordinary shares par value 0.0121 each. The base and diluted profit for entire report period reflect the total amount of shares after the split.

6.61.3.8	On May 19, 2016, the Company issued 14,726 ordinary shares par value 0.0121 to Pointer in consideration for their par value.

On behalf of the Board of Directors,

Yossi Ben Shalom, Chairman of the Board	Yossi Regev, CEO

Signature Date: March 25, 2016

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Chapter G - Management of the Company

7.1	The Board of Directors of the Company

The following are details about the members of the Company’s Board of Directors:

Chairman of the Board of Directors	Yosef Ben-Shalom
Identification No.	053919247
Date of Birth	11.4.1956
Address for service of legal process	226 Anafeh St., Modiin-Macabim-Reut, Zip: 7179901
Citizenship	Israeli
Membership in Board of Directors committees	No
Is he an independent director?	No
Is he an external director?	No
Is he an expert external director?	No
Does he have accounting and financial expertise or professional qualifications?	Yes
Is he an employee of the Company, a subsidiary, related company of the Company, or have an interest therein? If so, what functions did he fulfill?	Yes, a managing partner of DBSI Investments Ltd. (“DBSI”), the controlling shareholder of the Company.
Date of commencement of office as a director of the Company:	November 25, 2014
Education	BA in Economics from Tel Aviv University; MBA from Tel Aviv University;
Employment in the last five years:	Managing partner of DBSI; Director of a number of public and private companies, and active in a number of associations;
Additional corporations in which candidate serves as a director

Public Companies:

Pointer Telocation Ltd.

Danel (Adir Yehoshua) Ltd.

Taldor Computer Systems (1986) Ltd.

Kafrit Industries (1993) Ltd.

Rada Electronic Industries Ltd.

Private Companies:

Matzman et Merutz Milenium Ltd.

The 8 Note Production & Distribution Ltd.

Hatav Hashmini Hachadash (2000) Ltd.

Car 2 Go Ltd.

DBSI

Pulpit Rock Investments Ltd.

White Condor Holdings Ltd.

Ben Shalom Edna and Yosef (Holdings) Ltd.

Ecommunity Social Corporation for E-Waste Recycling Ltd.

Associations:

Reimm Association;

Is he a relative of a party with an interest in the Company?	No
Does the Company consider him as possessing accounting and financial expertise for the purpose of fulfilling the minimal number determined by the Board of Directors according to Section 92(a)(12) of the Companies Law?	Yes

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Director	Nir Cohen
Identification No.	029660230
Date of Birth	7.10.1972
Address for service of legal process	23a Pinsker St., Rehovot 7630833
Citizenship	Israeli
Membership in Board of Directors committees	No
Is he an independent director?	No
Is he an external director?	No
Is he an expert external director?	No
Does he have accounting and financial expertise or professional qualifications?	Yes
Is he an employee of the Company, a subsidiary, related company of the Company, or have an interest therein? If so, what functions did he fulfill?	Yes - the Director of Finance at DBSI, the controlling shareholder of the Company;
Date of commencement of office as a director of the Company:	29.3.16
Education	Degree in Business and Accounting from the College of Management; Certified Public Accountant in Israel;
Employment in the last five years:

Director of Finance at DBSI as of July 2011 and until the Prospectus date;

Director of Finance at Shiraz Dash Investments Ltd. as of July 2011 and until the Prospectus date;

Partner and Director of Finance at Argoquest Holdings, LLC, as of April 2000 and until June 2011;

Director of a number of public and private companies;

Additional corporations in which candidate serves as a director

Public Companies:

Pointer Telocation Ltd.

Danel (Adir Yehoshua) Ltd.

Taldor Computer Systems (1986) Ltd.

Rada Electronic Industries Ltd.

Private Companies:

Altshuler Shaham Investment Portfolio Management Ltd.

Altshuler Shaham Trust Fund Management Ltd. (Chairman of the Board of Directors);

Is he a relative of a party with an interest in the Company?	No
Does the Company consider him as possessing accounting and financial expertise for the purpose of fulfilling the minimal number determined by the Board of Directors according to Section 92(a)(12) of the Companies Law?	Yes

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Director	Kinneret Yaari
Identification No.	066653619
Date of Birth	9.7.1984
Address for service of legal process	P.O. Box 250, Kibbutz Gaash, 6095000
Citizenship	Israeli
Membership in Board of Directors committees	No
Is he an independent director?	No
Is he an external director?	No
Is he an expert external director?	No
Does he have accounting and financial expertise or professional qualifications?	Yes
Is he an employee of the Company, a subsidiary, related company of the Company, or have an interest therein? If so, what functions did he fulfill?	Yes - Economic at DBSI, the controlling shareholder of the Company;
Date of commencement of office as a director of the Company:	29.3.16
Education	BA in Economics and Management from Tel Aviv University; MBA (Business Administration) at Tel Aviv University.
Employment in the last five years:	Economist at DBSI as of May 2013 and until the Prospectus date; Senior analyst at Giza Singer Even Ltd., as of November 2010 and until April 2013.
Additional corporations in which candidate serves as a director	Taldor Computer Systems (1986) Ltd. Rada Electronic Industries Ltd.
Is he a relative of a party with an interest in the Company?	No
Does the Company consider him as possessing accounting and financial expertise for the purpose of fulfilling the minimal number determined by the Board of Directors according to Section 92(a)(12) of the Companies Law?	Yes

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7.1

7.2	Senior officers of the Company

The following are details about the senior offices of the Company who are not directors:

Officer	Yossi Regev
Identification No.	56079262
Date of Birth	12/01/1960
Position in the Company	CEO
Position in a subsidiary or interested party in the Company	Director of Car 2 Go
Is he a relative of another senior officer or interested party in the Company?	No
Education	BA in Economics and Accounting from Ben Gurion University. MA in Human Resource Management from the University of Derby.
Employment in the last five years:	CEO of Shagrir Systems as of December 2013, and of the Company (since its incorporation) until the date of the Prospectus; Deputy CEO and CFO of Shagrir Systems as of August 2005 to November, 2013.

Name of the officer	Shimon Galil
Identification No.	309778462
Date of Birth	1.4.1962
Position in the Company	VP Sales and Marketing
Position in a subsidiary or interested party in the Company	Director of Car 2 Go
Is he a relative of another senior officer or interested party in the Company?	No
Education	BA in Economics and Management from Tel Aviv University; Bachelor's degree in Business Administration from the University of Derby
Employment in the last five years:	VP Marketing and Sales of Shagrir Systems Ltd. and the Company (the date of incorporation) from August 2005 until the date of the Prospectus

Officer	Revital Avrahami
Identification No.	027771153
Date of Birth	6.6.1970
Position in the Company	CFO
Position in a subsidiary or interested party in the Company	-
Is he a relative of another senior officer or interested party in the Company?	No
Education	Bachelor's degree in Management and Economics from the Open University
Employment in the last five years:	CFO of Shagrir Systems Ltd. as of July 2012 and until November 2013; CFO of Shagrir Systems Ltd. and the Company (the date of incorporation) from December 2013 until the date of the Prospectus

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Officer	Eyal Fishov
Identification No.	024980716
Date of Birth	25.3.1970
Position in the Company	VP of Service Centers
Position in a subsidiary or interested party in the Company	-
Is he a relative of another senior officer or interested party in the Company?	No
Education	Degree in Business Administration from the College of Management; Master’s Degree in Entrepreneurship and Business Development from Swinburne University of Technology
Employment in the last five years:

VP at Tractors and Equipment (ETE) Ltd. as of January 2008 and through May 2012;

VP of Service Centers at Shagrir Systems Ltd. and the Company (as of the date of incorporation) from July 2012 until the date of the Prospectus

Officer	Nissim Mizrahi
Identification No.	054130216
Date of Birth	24.8.1957
Position in the Company	VP of Operations and Service
Position in a subsidiary or interested party in the Company	-
Is he a relative of another senior officer or interested party in the Company?	No
Education	-
Employment in the last five years:	VP of Operations and Service at Shagrir Systems Ltd. and the Company (as of the date of incorporation) from September 2005 until the date of the Prospectus

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Officer	Gil Lazer
Identification No.	034445783
Date of Birth	25/09/1977
Position in the Company	-
Position in a subsidiary or interested party in the Company	CEO of Car 2 Go, through Gil Lazer Ltd., the management company that he owns
Is he a relative of another senior officer or interested party in the Company?	No
Education

BA (Business Administration), specializing in marketing and finance from the College of Management;

MBA (Business Administration) with a major in marketing from the College of Management;

MA in Philosophy from the University of Tel Aviv.

Employment in the last five years:	CEO of Car 2 Go from October 2015 to the date of publication of the Prospectus; CEO of T.R. Electro Stereo Ltd. for 16 years, until October 2016.

7.3	Provisions of the Company’s Articles of Association Regarding the Company’s Board of Directors

The following are the main details of the provisions of the Company’s articles of association regarding the maximum and minimum number of directors of the Company, the methods of their appointment or selection, the duration of their service, replacements, termination of their service, their wages and the appointment of committees of the Board of Directors and the authorities that may be granted to them. It is clarified that the following description is concise, and is not a substitute for the review of the full text of the Company’s articles of association.

In any event of a conflict between the provisions of the Company’s articles of association and the provisions that cannot be conditioned upon in the Companies Law and/or Securities Law, or any regulation thereunder, the aforesaid provisions will prevail over the provisions of the Company’s articles of association.

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7.3.1	The maximum and minimum number of directors of the Company

As of the date of the Prospectus, the number of directors of the Company will not be less than three (3) and will not be greater than eleven (11), including the external directors. Only individuals may be appointed as directors of the Company, and corporations may not be appointed.

7.3.2	Methods of appointment or selection of directors of the Company and term of office

7.3.2.1	The directors of the Company will by appointed in the annual meeting, and their service will expire at the end of the annual meeting first held after the appointment date, unless their office is vacated prior in accordance with the provisions of the Companies Law or the Company’s articles of association. Notwithstanding the above, in the event that directors are not appointed in the general meeting, the directors appointed in the previous annual meeting will continue to serve. Directors whose service has ended may be appointed again. The contents of this Section 7.3.2.1 will not apply with respect to the external directors, to which the provisions of the Companies Law and its regulations will apply.

7.3.2.2	Notwithstanding Section 7.3.2.1 above, the Board of Directors may, from time to time, appoint an additional director or directors to the Company, whether in order to fill a position of director that has vacated for any reason or as an additional director or directors, provided that the total number of directors does not exceed the maximum number of directors of the Company, as stated in Section 7.3.1 above. A director appointed as stated will conclude his service at the end of the annual general meeting held after his appointment, and may be appointed again.

7.3.2.3	Notwithstanding Section 7.3.2.1 above, the Company may, in a special meeting, appoint an additional director or directors to the Company, whether in order to fill a position of director that has vacated for any reason or as an additional director or directors, provided that the total number of directors does not exceed the maximum number of directors of the Company, as stated in Section 7.3.1 above. A director appointed as stated, excluding the external directors, will conclude his service at the end of the annual meeting held after the appointment, and may be appointed again.

7.3.2.4	The general meeting or Board of Directors, as applicable, may determine that the position of a director that they have appointed, as applicable, will begin on a date later than the appointment date.

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7.3.3	External directors

The Company shall have at least two external directors, and the provisions set forth in the Companies Law and its regulations will apply with regard to the manner of their selection, terms of eligibility, term of service and expiration, and remuneration.

7.3.4	Alternate director

7.3.4.1	A director may appoint an alternate subject to the provisions of the Companies Law and subject to his approval as an alternate director by the Board of Directors (the “Alternate Director”) Notwithstanding the above, no person will be appointed or serve as an Alternate Director if he is unfit to be appointed as a director, or serves as a director of the Company or an Alternate Director for a director of the Company or a corporate representative.

7.3.4.2	An Alternate Director will be considered to be the director for whom he was appointed as an alternate, and may be present in meetings of the Board of Directors and/or committees of the Board of Directors, participate and vote therein, as the director who appointed him may do.

7.3.4.3	A director who appoints an Alternate Director may, subject to the provisions of the law, terminate the appointment at any time. Additionally, the position of an Alternate Director will be vacated if the position of the director for whom he serves as an Alternate Director is vacated in any manner.

7.3.4.4	Any appointment of an Alternate Director or termination of the appointment, as stated above, will be performed with written notice that will be provided to the Alternate Director and the Company, and will enter into force after the letter of appointment, as stated, is delivered, or on the date determined in the letter of appointment, whichever is later.

7.3.5	Termination of office of directors

7.3.5.1	The general meeting may, at any time, with a simple majority, resolve to remove any director from office, excluding an external director, before the end of the director’s term of service, provided that the director is given a reasonable opportunity to express his position before the general meeting. Any general meeting, with a simple majority, may appoint one person as a director in the place of the director whose office was terminated as stated above.

7.3.5.2	The Board of Directors may remove a director that it has appointed under Section 7.3.2.2 above from his position before the end of his term of service, provided that the director is given a reasonable opportunity to present his position before the Board of Directors. The Board of Directors may appoint another person as a director in the place of the director whose office was terminated as stated above. A director appointed as stated will serve in the position until the end of the annual general meeting held after his appointment, and may be appointed again.

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7.3.5.3	In the event that a position of a director is vacated, the Board of Directors may continue to operate regarding any matter as long as the number of directors is not less than the minimum number of directors set forth in Section 7.3.1 above. In the event that the number of directors is less than this number, the remaining directors may act only to replace the vacated director position as stated above, or to convene a general meeting of the Company. Until the general meeting of the Company convenes as stated, it may act to manage the Company’s business only with respect to urgent matters.

7.3.5.4	A director may resign by providing notice to the Board of Directors, the chairman of the Board of Directors or the registered office of the Company, as required in the Companies Law, and the resignation will enter into force on the date on which the notice was provided, unless a later date is set forth in the notice. A director will provide the reasons for his resignation.

7.3.6	The Board of Directors Committees and their Authority

7.3.6.1	Subject to the provisions of the Companies Law, the Board of Directors may, as it sees fit, establish committees with two or more members, appoint members from the members of the Board of Directors (the “Board of Directors Committees”) and delegate its powers, in whole or in part, to the Board of Directors Committees. Notwithstanding the above, the Board of Directors may not delegate its powers to a Board of Directors Committee regarding the matters set forth in Section 92 of the Companies Law, except for a recommendation alone.

7.3.6.2	The Board of Directors Committee will report to the board of directors regularly regarding its resolutions or recommendations. Resolutions or recommendations of the Board of Directors Committee that require approval of the board of directors will be brought to the attention of the board of directors a reasonable time before the discussion by the board of directors.

7.3.6.3	Subject to the provisions of the Companies Law, a resolution passed or an action performed in a Board of Directors Committee shall be deemed a resolution passed or action performed by the board of directors, unless it is explicitly determined otherwise by the board of directors, regarding a certain matter or regarding a certain committee. The board of directors may from time to time expand, limit or terminate a delegation of powers to a Board of Directors Committee; however, the limitation or cancellation of the powers as stated will not harm the validity of a resolution of a committee that the Company has acted according to vis-à-vis another person who was not aware of the cancellation.

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7.3.6.4	The provisions included in the Company’s articles of association regarding the actions of the board of directors will apply, mutatis mutandis, to the committees of the board of directors as well, as long as they do not replace the provisions provided by the board of directors, in this regard, all subject to the provisions of the Companies Law.

7.3.6.5	The board of directors will appoint an audit committee from among its members. The provisions of the Companies Law shall apply regarding the number of members of the audit committee and their qualifications.

7.3.6.6	The functions of the audit committee will be as set forth in the Companies Law, including any other position that is imposed thereon by the board of directors.

7.3.6.7	The legal quorum for a discussion and passing resolutions in the audit committee will be as set forth in the Companies Law.

7.3.7	Wages and remuneration of the directors

7.3.7.1	Subject to the provisions of the Companies Law, the Company may compensate the directors for the fulfillment of their duties as directors.

7.3.7.2	Subject to the provisions of the Companies Law, the Company may pay an Alternate Director compensation for his participation in meetings of the board of directors.

7.4	Arrangements in the Company’s articles of association regarding the Company’s board of directors in accordance with certain provisions of the Companies Law

The following are arrangements of the Company’s articles of association with respect to the Company’s board of directors under the sections of the Companies Law listed in Article 26(d) of the Prospectus Details Regulations, if such arrangements are set out:

7.4.1	Appointment of directors and their term of office (Sections 59 and 222 of the Companies Law):

In this regard, see Sections 7.3.2, 7.3.3 and 7.3.5 above.

7.4.2	Voting in the board of directors and decision making by the board of directors (Sections 105 and 107 of the Companies Law):

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7.4.2.1	In a vote in the board of directors, each director will have one vote.

7.4.2.2	Resolutions of the board of directors will be passed with a majority of the votes of the directors present in the meeting and voting therein, without taking into account abstentions. The chairman of the board of directors will not have an additional or decisive vote. In the event of tied votes, the proposed resolution on which the members of the board of directors voted will be considered to be rejected.

7.4.3	Exemption (Section 259 of the Companies Law):

7.4.3.1	Subject to the provisions of any law, the Company may exempt in advance and retroactively any officer of the Company from liability, in whole or in part, due to damage for breach of the duty of care towards it. Notwithstanding the above, the Company may not exempt in advance a director from liability towards it following a breach of the duty of care in a distribution.

7.4.3.2	Entitlement to an exemption as stated in Section 7.4.3.1 above will also apply with respect to an exemption of an officer of the Company in connection with his service on behalf of the Company or at its request as an officer of another corporation in which the Company holds shares, directly or indirectly, and/or an affiliated corporation of the Company, as it may be from time to time.

7.5	Independent Authorized Signatories of the Company

As of the publication of this Prospectus, the Company does not have independent authorized signatories, as this term is defined in Section 37(d) of the Securities Law.

7.6	Additional Details

The registered office of the Company:	8 Hanefach Street, Holon 5881804;

Attorneys of the Company for the purpose of the Prospectus:	Yigal Arnon & Co., Advocates, 1 Azrieli Center, Tel Aviv, 6702101;

Accountant of the Company for the purpose of the Prospectus:	Kost Forer Gabbay and Kasierer, 3 Aminadav St., Tel Aviv, 6706703;

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Chapter H – Company Interested Parties

8.1	Compensation for Interested Parties and Senior Officers

8.1.1	Senior Officers Compensation in 2015

The following details the compensation provided in 2015 to each of the five highest compensated officers in the Company or in a company under its control, in connection with their service in the Company or in a company under its control, as specified in the Company’s financial statements for 2015, in NIS thousands (in terms of cost to the Company):

Details of the recipient of the compensation:				Compensation for services							Other compensation
Name	Position	Scope of employment	Rate of capital holdings*	Salary	Bonus	Share based compensation	Management fees	Consulting fees	Commission	Other	Interest	Rent	Other	Total
Yossi Regev (a)	CEO	100%	-	982	250	710	-	-	-	-	-	-	-	1,942
Shimon Galil (b)	VP Sales and Marketing	100%	-	713	50	178	-	-	-	-	-	-	-	941
Nissim Mizrahi (c)	VP of Operations and Service	100%	-	664	50	178	-	-	-	-	-	-	-	892
Revital Avrahami (d)	CFO	100%	-	602	50	178	-	-	-	-	-	-	-	830
Eyal Fishov (e)	VP of Service Centers	100%	-	583	50	178	-	-	-	-	-	-	-	811

*	Actual holdings as of December 31, 2015, excluding shares allocated to officers during 2016 due to the vesting of Company RSUs provided to them. For details, see Section 3.2.3 to Chapter C of the Prospectus.

8.1.2	Senior Officers Compensation in 2014

The following details the compensation provided in 2014 to each of the five highest compensated officers in the Company or in a company under its control, in connection with their service in the Company or in a company under its control, as specified in the Company’s financial statements for 2014, in NIS thousands (in terms of cost of the Company):

H-1

Details of the recipient of the compensation:				Compensation for services								Other compensation
Name	Position	Scope of employment[1]	Rate of capital holdings*	Salary	Bonus		Share based compensation	Management fees	Consulting fees	Commission	Other	Interest	Rent	Other	Total
Yossi Regev (a)	CEO	60%	-	758	1,242	[2]	-	-	-	-	-	-	-	-	2,000
Shimon Galil (b)	VP Sales and Marketing	100%	-	660	72		-	-	-	-	-	-	-	-	732
Nissim Mizrahi (c)	VP of Operations and Service	71%	-	456	40		-	-	-	-	-	-	-	-	496
Yonatan Gadish (f)	CEO of Car2Go	100%	-	527	-		51	-	-	-	-	-	-	-	578
Eyal Fishov (e)	VP of Service Centers	100%	-	549	45		-	-	-	-	-	-	-	-	594

* Actual holdings as of December 31, 2014.

Following are additional details regarding the terms of service and employment of the Senior Officers listed in the tables above.

a.	Yossi Regev - On February 15, 2016, the Company has engaged with Mr. Yossi Regev in an employment agreement (in this section: the “Agreement”), whereby Mr. Regev is employed as the CEO of the Company on a full-time basis as of January 1, 2015.[3] In addition, under the Agreement, Mr. Regev may serve as a director or in other positions in the Company's subsidiaries or affiliates, without receiving additional compensation for the same. The Agreement was set for an unlimited period, with each party being entitled to terminate the Agreement at any time and for any reason, subject to a prior written notice to the other party 180 days in advance (in this section: the “Prior Notice Period”).

[1]	During 2014, some of the officers listed in this table were employed by Shagrir Systems Ltd. (which was merged with and into Pointer). Therefore, an allocation of the their salary expenses was performed between the Company and Pointer, in accordance with the contribution of each officer to the activity has been transferred to the Company within the Structural Split, or for activity remaining with Shagrir Systems (Pointer), as applicable. The rates of the scope of the employment set forth in this table express the aforesaid allocation.
[2]	The amount of the bonus appearing in this table also includes a special bonus in the amount of NIS 850,000 (in addition to the annual bonus to which Mr. Regev is entitled in accordance with the employment agreement with him) (the “Special Bonus”). The Special Bonus was provided to Mr. Regev for his efforts and contribution in connection with the Structural Split.
[3]	Under the Agreement, the commencement of Mr. Regev’s employment in the Company is January 1, 2015; however, it is performed continuously and directly follows his employment at Shagrir Vehicle Systems Ltd., where he was employed as of March 1, 2005.

H-2

The Agreement provides that Mr. Regev shall be entitled to a monthly salary in the amount of NIS 55,000 (gross). In addition, and subject to the provisions of any law, it was determined that as of 2016, Mr. Regev shall be entitled to an annual bonus (in this section: the “Bonus”), calculated based on net profit4 per share5 of the Company. The amount of the Bonus shall be calculated once a year, within 30 days of the approval date of the Company’s audited annual financial (consolidated) statements (the “Annual Statements“), for the preceding calendar year for which the Financial Statements were issued.

The formula for calculating the Bonus (as of 2016 as stated) is as follows: (1) up to net profit per share of NIS 5 (excluding) - no Bonus shall be paid to Mr. Regev; (2) for net profit per share of more than NIS 5 and up to net profit per share of NIS 15 (exclusive) - Mr. Regev shall be paid an annual Bonus of 7% of the net profit per share exceeding the lowest threshold of this level (not from the first NIS), when multiplied by the Basic Shares Amount;6 (3) for net profit per share in excess of NIS 15 - Mr. Regev shall be paid an annual Bonus in the rate of 10% of the net profit per share that exceeds the lowest threshold of this level (not from the first NIS), when multiplied by the Basic Shares Amount . In the event that the Basic Shares Amount shall be updated as a result of technical activity such as share split, reverse share split or distribution of bonus shares, the levels of net profit per share set forth above shall be updated accordingly (however, the levels of the net profit per share shall not be updated for any other change of the number of shares of the Company, such as share issuance, exercise of options to shares, buy-back of shares and the like). The Bonus calculated based on the above calculation shall constitute 100% of the annual Bonus to which Mr. Regev is entitled. Furthermore, under any circumstance, the total Bonus shall not exceed an amount equal to 12 gross monthly salaries of Mr. Regev (the “Bonus Cap”). Additionally, under any circumstance, the total Bonus shall not exceed the Bonus Cap and there shall be no entitlement to a Bonus if the net profit per share is lower than the first level (as set forth above). In addition, the Company’s Board of Directors has the right to reduce the annual Bonus amount resulting from the formula by up to 25%, at its sole discretion and with respect to Mr. Regev’s compliance with the various qualitative objectives defined for the same year, to the degree of general satisfaction of the Company from the fulfillment of his position in the past year, and considering the Company’s performance. In the event that Mr. Regev’s employment shall be terminated in the course of a calendar year, Mr. Regev shall be entitled to a Bonus for the relative part of the calendar year in which he was employed. Additionally, the Agreement provides that payment of the Bonus to Mr. Regev shall be subject to limitations and conditions under the Company’s compensation policy. For additional details, see Section 8.1.5 below.

[4]	“Net profit” - the net profit of the Company attributed to its shareholders, according to the Annual Statements statements (as defined above), from which the following income is reduced or the following expenses are added (as applicable): (a) management fees paid to the controlling shareholder of Pointer on the date of the Prospectus, DBSI Investments Ltd. (“DBSI”); (b) expenses/income in connection with a shareholders loans provided by Pointer to the Company upon its incorporation; (c) expenses incurred by the Company in connection with listing its shares for trade on the Tel Aviv Stock Exchange Ltd. under this Prospectus; and (d) tax expenses registered by the Company in its financial statements, if arising from the non-recognition for tax purposes of the reduction of the employee remuneration plan (RSU) performed by the Company.
It is clarified that the bonus amount provided to Mr. Regev in 2015 was calculated based on a formula which is different from the current formula for the calculation of the annual Bonus, presented above as part of the description of the terms of employment of Mr. Regev (which entered into force within the amendment to Mr. Regev’s employment agreement during 2016). The bonus to Mr. Regev in 2015 was calculated based on the net profit per share of the Company (based on the annual audited financial statements of the Company prepared according to the American standardization principles and without equity profits), in addition to the expenses as set forth above (all of the amounts are in NIS thousands):
Net profit (before payment of the bonus): (3,740);
Financing expenses in connection with the shareholders loans, deducing the the tax for them: 5,866; expenses in connection with the listing of the Company’s shares for trade in the Tel Aviv Stock Exchange: 735; tax expenses for the reduction of the employee remuneration plan (RSUs) and expenses of listing the Company for traded on the Tel Aviv Stock Exchange: 452.
The total adjusted net profit: 3,313. Total profit per share: 33.

The bonus rate was calculated based on levels that are essentially identical to the levels listed in the agreement described above.

[5]	“Net Profit per Share” - the Company's net profit, divided by the total issued share capital of the Company, as detailed in the Annual Statements.
[6]	The "Basic Shares Amount” - 100,002 ordinary shares of the Company, par value NIS 1 each (as of the execution date of the agreement with Mr. Regev and before the Company's share split into shares par value NIS 0.0121 each, as stated in Section 3.2.2 of Chapter C of the Prospectus). As of the date of the Prospectus and after the share split, this number is 8,264,628 shares par value NIS 0.0121 each of the Company. This number is comprised of the total issued share capital of the Company (as of the execution date of the Agreement with Mr. Regev) in the amount of 95,002 shares (7,851,405 shares par value NIS 0.0121 after the share split), in addition of 5,000 shares (413,223 shares par value NIS 0.0121 each after the share split) which shall be allocated to employees for the vesting of RSUs granted prior to the signing date of the Agreement with Mr. Regev. The Basic Shares Amount shall be adjusted for technical operations in the Company’s capital such as: share splits, reverse share splits and distribution of bonus shares.

H-3

The Agreement further states that each month the Company shall allocate amounts to an advanced study fund and pension fund or manager insurance policy, at the discretion of Mr. Regev. In the course of 2014, the parties to the Agreement have adopted the general approval regarding employers payments to a pension fund and insurance fund in lieu of severance pay, under Section 14 of the Severance Pay Law, 5723-1963 (“Section 14”). In addition, under the Agreement, each month the Company shall allocate amounts to an advanced study fund for Mr. Regev.

In the event that Mr. Regev’s employment is terminated by the Company for any reason (excluding under circumstances in which severance pay can be withheld from an employee under the applicable law in Israel), Mr. Regev shall be entitled, in addition to the release of the amounts allocated for him to the insurance policy or pension fund, as stated, to payment of severance pay increased at a rate of 50% from the severance pay set forth by law. Additionally, at the end of the term of Mr. Regev’s employment, the Company shall provide him with a special retirement leave for a term of six months (the “Adjustment Period”). During the Adjustment Period, Mr. Regev shall be entitled to all payments and benefits to which he is entitled under the Agreement.

H-4

Under the Agreement, Mr. Regev shall be entitled to social benefits such as a annual vacation of 24 work days, recuperation days, and 30 sick days per year with full pay.

In addition, according to the Agreement, the Company shall provide Mr. Regev with a mobile phone and a vehicle with a value similar to the vehicle which was available to him prior to the signing of the Agreement (a vehicle with a value of approximately NIS 330,000), and shall bear all of the expenses related to the use and maintenance of the vehicle, excluding fines, deductibles and insurance premiums.

In addition to the benefits to which Mr. Regev is entitled under the Agreement as stated above, on March 3, 2015, the Company’s Board of Directors decided to allocate to Mr. Regev 2,000 restricted share units (RSUs)7 which are exercisable into Ordinary Shares par value NIS 1.00 each of the Company (in this subsection: the “Restricted Share Units” or the “RSUs”) on a capital gains track through a trustee, in accordance with the provisions of Section 102(b) of the Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”). In accordance with the allocation terms, the Restricted Share Units vest during three equal annual tranches commencing March 3, 2015, all in accordance with and subject to the terms of the allocation agreement, the provisions of the employee share incentive plan of the Company and the provisions of any applicable law. On March 3, 2016, the first tranche of Restricted Share Units has vested and accordingly, on March 24, 2016, the Company had allocated to the Trustee, in favor of Mr. Regev, 667 ordinary shares of the Company. For additional details, see Section 3.2.3 of Chapter C of this Prospectus.

b.	Shimon Galil - in July 2005, Shagrir Systems Ltd. (“Shagrir Systems”) engaged with Mr. Galil in an employment agreement that has since been updated a number of times (in this section: the “Agreement”), and which was assigned in favor of the Company within the Structural Split. Mr. Galil is employed as VP of Sales and Marketing of the Company on a full-time basis.[8]

The term of the Agreement is for an unlimited period, with each party being entitled to terminate the Agreement with prior notice of 90 days. According to the Agreement, Mr. Galil is entitled to receive a monthly salary in the amount of NIS 31,500 (gross) (including global overtime hours) and an annual bonus at the discretion of the Company’s CEO. The above shall not derogate from the provisions of the compensation policy regarding the manner of determining the bonuses for officers of the Company.

[7]	It is clarified that the quantity of RSUs listed above is prior to the adjustment required for the split. The amount of RSUs listed above is 165,289 RSUs, convertible into ordinary shares par value NIS 0.0121 each of the Company.
[8]	His employment is subsequent and directly follows his employment at Shagrir Vehicle Systems Ltd., with which there was an employee-employer relationship as of February 15, 1984.
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In addition, the Company allocates for Mr. Galil each month amounts for the advanced study fund, and insures Mr. Galil with insurance of pension rights, compensation, severance and loss of working capacity. During 2014, the parties to the Agreement adopted Section 14 in the Agreement.

The Agreement also sets forth the social benefits to which Mr. Galil is entitled, including the number of vacation days, recoupment days and sick days. Furthermore, Mr. Galil is entitled to reimbursement of daily allowance in the amount of NIS 2,000 (gross) per month, and vehicle maintenance expenses in the amount of NIS 10,000 (gross) per month.

In addition to the compensation to which Mr. Galil is entitled under the Agreement, on March 3, 2015, the Company’s Board of Directors decided to allocate to Mr. Galil 500 restricted share units (RSUs)9. On March 3, 2015, the first tranche of RSUs had vested and accordingly, on March 24, 2016, the Company allocated to the Trustee, in favor of Mr. Galil, 167 ordinary shares of the Company. For additional details, see Section 3.2.3 of Chapter C of this Prospectus.

c.	Eyal Fishov - On July 1, 2012, Shagrir Systems engaged with Mr. Eyal Fishov in an employment agreement, as updated from time to time (in this section: the “Agreement”), which was assigned to the Company within the Structural Split. Under the Agreement, Mr. Fishov was employed as VP and Manager of Service Centers. The term of the Agreement is for an unlimited period, with each party being able to terminate the Agreement with prior notice of 60. According to the Agreement, Mr. Fishov shall be entitled to a (gross) monthly salary of NIS 30,000 including global overtime hours and an annual bonus at the discretion of the Company’s CEO.

In addition, each month the Company sets aside for Mr. Fishov amounts for an advanced study fund and insures Mr. Fishov for pension rights, compensation, severance and disability. The parties to the Agreement adopted Section 14.

The Agreement also sets forth the social benefits to which Mr. Fishov shall be entitled, including the number of vacation days, recoupment days and sick days, and additional conditions such as a reimbursement of daily expenses in the amount of NIS 1,000 (gross) per month and providing a mobile phone and a vehicle for him (including bearing all of the expenses involved and fully grossing up tax by the Company).

In addition to the benefits under the Agreement, on March 3, 2015, the Company’s Board of Directors decided to allocate to Mr. Fishov 500 restricted share units (RSUs). 10 On March 3, 2016, the first tranche of RSUs vested, and accordingly, on March 24, 2016, the Company allocated to the Trustee in favor of Mr. Fishov 167 ordinary shares of the Company. For additional details, see Section 3.2.3 of Chapter C of this Prospectus.

[9]	It is clarified that the number of RSUs listed above are prior to the adjustment required for the split. After the split, the number of RSUs listed above is 41,323 RSUs, convertible into ordinary shares par value NIS 0.0121 each of the Company.
[10]	See footnote 9 above.

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d.	Revital Avrahami - on December 2, 2001, Shagrir Systems engaged with Ms. Avrahami in an employment agreement, which was amended as of December 1, 2013 (in this section: the “Agreement”), which was assigned in favor of the Company within the Structural Split. Under the Agreement, Mr. Avrahami is employed by the Company as a full time CFO.[11] The term of the Agreement is for an unlimited period, with each party being entitled to terminate the Agreement with prior notice of 90 days. According to the Agreement, Ms. Avrahami is entitled to a (gross) monthly salary of NIS 31,500, including global overtime hours and an annual bonus at the discretion of the Company’s CEO.

In addition, the Company allocates to an advanced study fund and insures Ms. Avrahami with insurance which includes pension rights, compensation, severance and loss of working capacity.

The Agreement also sets forth the social benefits to which Ms. Avrahami is entitled, including the number of vacation days, recuperation days and additional conditions such as a reimbursement of daily expenses in the amount of NIS 2,000 (gross) per month and providing a mobile phone and vehicle (including bearing all expenses involved and fully grossing up the tax by the Company).

In addition to the benefits under the Agreement, on March 3, 2015, the Company’s Board of Directors decided to allocate to Ms. Avrahami 500 restricted share units (RSUs).12 On March 3, 2016, the first tranche of the RSUs had vested and accordingly on March 24, 2016, the Company had allocated to the Trustee, in favor of Ms. Avrahami, 167 ordinary shares of the Company. For additional details, see Section 3.2.3 of Chapter C of this Prospectus.

e.	Nissim Mizrahi - in July, 2005, Shagrir Systems engaged with Mr. Nissim Mizrahi in an employment agreement, as updated from time to time (in this section: the “Agreement”), which was assigned to the Company as part of the Structural Split. Mr. Mizrahi is employed by the Company as the VP of Operations and Service on a full time basis.[13] The term of the Agreement is for an unlimited period, with each party being entitled to terminate the Agreement with prior notice of 90 days. According to the Agreement, Mr. Mizrahi is entitled to a (gross) monthly salary of NIS 31,500 including global overtime hours and an annual bonus at the discretion of the Company’s CEO.

[11]	Her employment is subsequent and directly follows her employment at Shagrir Vehicle Systems Ltd., with which there was an employee-employer relationship as of December 2, 2001.
[12]	See footnote 9 above.
[13]	His work is performed in sequence and directly follows his employment at Shagrir Vehicle Systems Ltd., with which there was an employee-employer relationship as of February 16, 1984.

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In addition, the Company allocates amounts for Mr. Mizrahi on a monthly basis for an advanced study fund, and insures Mr. Mizrahi with insurance which includes pension rights, compensation, severance and work disability. During 2014, the parties to the Agreement have adopted Section 14.

The Agreement also sets forth the social benefits to which Mr. Mizrahi is entitled, including the number of vacation days, recuperation days and additional conditions such as a reimbursement of daily expenses in the amount of NIS 2,000 (gross) per month and providing a mobile phone and vehicle (including bearing all expenses involved and fully grossing up the tax by the Company), given that the above shall not constitute a part of the salary for any matter.

In addition to the benefits under the Agreement, on March 3, 2015, the Company’s Board of Directors decided to allocate to Mr. Mizrahi 500 restricted share units (RSUs).14 On March 3, 2016, the first tranche of the RSUs vested, and accordingly, on March 24, 2016, the Company had allocated to the Trustee, in favor of Mr. Mizrahi, 167 ordinary shares of the Company. For additional details, see Section 3.2.3 of Chapter C of this Prospectus.

f.	Yonatan Gadish - On June 1, 2009, Car2Go Ltd. (“Car2Go”), the subsidiary of the Company, engaged with Mr. Yonatan Gadish in an employment agreement (in this section: the “Agreement”), pursuant to which Mr. Gadish was employed as CEO of Car2Go. On January 5, 2016, Mr. Gadish’s employment was terminated. According to the Agreement, Mr. Gadish was entitled to a monthly salary of NIS 40,000 (gross).

Upon termination of his employment in Car2Go, Mr. Gadish has waived the options to purchase shares of Car2Go granted to him during his employment and from time to time, in accordance with the employee compensation plan of Car2Go. For additional details, see Section 6.39.6 of Chapter F of the Prospectus. As part of the termination of his employment and subject to the terms of the agreement, Mr. Gadish was provided with a one-time bonus in the amount of NIS 160,000 (gross). In addition, in March 2016, Car2Go allocated 562 shares to Mr. Gadish in consideration for their par value.

8.1.3	Compensation Paid to Interested Parties in 2015

In 2015, no compensation was paid to interested parties.

8.1.4	Compensation Paid to Interested Parties in 2014

The following details the compensation paid in 2014 to interested parties of the Company, who are not listed in the tables set forth in Sections 8.1.1-8.1.2 above, which were provided to them by the Company or a company under its control, in connection with the services provided to the Company or a company under its control, as stated in the Company’s financial statements for 2014, in NIS thousands (in terms of cost to the Company):

14 See footnote 9 above.

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Details of the recipient of the compensation:				Compensation for services							Other compensation
Name	Position	Scope of employment	Rate of capital holdings	Salary	Bonus	Share based compensation	Management fees	Consulting fees	Commission	Other	Interest	Rent	Other	Total
Pointer (a)			100%				1,089							1,089

a.	Pointer - On April 9, 2014, a management agreement was signed between Pointer Telocation Ltd. (“Pointer” or the “Controlling Shareholder”) and Shagrir Systems, which was assigned from Shagrir Systems to the Company as part of the Structural Split (in this subsection: the “Agreement”). According to the Agreement, Pointer shall provide the Company with management services commencing on January 1, 2014 and for an unlimited term, however, each of the parties shall be entitled to terminate the Agreement by providing a prior written notice of 20 days. According to the Agreement, Pointer shall provide the Company with the management services set forth therein in a scope of up to 100 monthly hours. The annual management fees determined in the Agreement are in the amount of NIS 2,000,000, in addition to linkage to the index and due VAT. In practice, and as a result of the Structural Split, the management fees were attributed to the Company in the amount of NIS 1,000,000 (constituting 50% of the aforesaid amount). The Agreement was terminated at the end of 2014,

8.1.5	Officer Compensation Policy

On May 25, 2016, the Company adopted a compensation policy for officers of the Company and subsidiaries, attached as Appendix 3 to this Prospectus (the “Compensation Policy”). The Compensation Policy shall enter into force upon the registration date of the shares of the Company for trade on the Stock Exchange. Furthermore, in accordance with the Companies Regulations (Relief Regarding the Duty to Adopt a Compensation Policy), 5773 – 2013, the Compensation Policy shall remain valid for a period of 5 years after the completion of the registration of the Company Shares for trade.

8.2	Directors and Officers Liability Insurance

On October 1, 2015, Pointer engaged with Phoenix Insurance Company Ltd. in an insurance policy for directors' and officers' liability (the “Policy”) in Pointer and its subsidiaries, including directors and officers therein, and directors and officers which are the controlling shareholders of Pointer, as they may be from time to time, for a period of one year, commencing October 1, 2015 and until September 30, 2016 (the “Annual Insurance Period”), with a limitation of liability in the total amount of up to USD 15,000,000 (in addition to 20% of the aforesaid amount for litigation expenses), for the Annual Insurance Period. The annual premium is in the amount of USD 58,625. The deductible for Pointer in the Policy for claims against officers ranges between USD 10,000 and USD 100,000. The terms of the Policy shall be identical for all of the directors and officers of Pointer and its subsidiaries, including directors and officers who are the controlling shareholder of the Company or their relatives.

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In 2015, the Company paid Pointer an amount of approximately NIS 41,000 for its respective share of the premium.

The Company intends to engage in a new and independent insurance policy for directors and officers of the Company and officers of Car2Go prior to the Company being listed for trade on the Stock Exchange according to this Prospectus, which shall include liability insurance of directors and officers of the Company and Car2Go for the ongoing activity of the Company. The policy’s coverage (as defined above) with respect to directors and officers liability insurance in the Company and Car2Go for the Company's ongoing activity, will expire as of the date on which the Company is listed for trade on the Stock Exchange.

In this context, it is noted that on May 23, 2016 Pointer and the Company have agreed that Pointer shall purchase a policy expansion, so that it shall include also directors and officers liability insurance for the Company's and Pointer's directors and officers (as well as the directors and officers of the subsidiary, Car2Go) in connection with this Prospectus and anything related to it, which shall be in force for seven years commencing on the date of the publication of the Prospectus. In addition, it was agreed that the Company shall bear half of the costs of the purchase of the policy, which is estimated at USD $18,850,000.

Further, it shall be noted that on May 26, 201615, an agreement was signed between Pointer and the Company, whereby Pointer undertook towards the Company to purchase a “Run-Off” insurance for the liability of the directors and officers of the Company and Car2Go, which shall be in force for a period of seven years as of the date on which the Company is listed for trade on the Stock Exchange and subject to the same (the “Run Off Insurance”). In addition, in accordance with the Agreement, the Company undertook towards Pointer that if Pointer shall have additional costs for the purchase of the Run Off Insurance, the Company shall bear aforesaid costs.

[15]	It is noted that to the Company's best knowledge, as of the date of the Prospectus, there are still confirmations missing from Pointer, which are required for the engagement in the Agreement.

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8.3	Indemnification of Officers

The Company has provided letters of indemnification to officers serving and offices which shall serve in the Company from time to time, as well as to officers serving or officers which shall serve and/or are employed or shall be employed, from time to time, on behalf of the Company in other corporations in which the Company holds any securities, directly and/or indirectly (in this Section and Section 8.4: “Other Corporation”), as it may be from time to time, for any liability or expense and/or reasonable litigation expenses (including indemnification under the Administrative Enforcement Law and subject to its provisions) as set forth in the letter of indemnity, imposed thereon following their actions by virtue of being officers of the Company and/or officers or employees on behalf of the Company in Other Corporation, provided that the maximum amount of the indemnification for financial obligations imposed on the aforesaid under a judgment (including a judgment provided in a settlement or arbitral judgment certified by the court) shall not exceed (in the aggregate for all of the officers, for a single case and the aggregate for all cases) an amount equal to 25% of the Effective Equity of the Company (the “Maximum Indemnification Amount”). In this regard, the “Effective Equity of the Company” means an equity amount of the Company based on the consolidated financial statements, audited or reviewed (as applicable), most recently published by the Company, as they may be on the actual payment date. It is clarified that the indemnification shall apply in excess of the amount paid (if any) within the director and officer liability insurance purchased or that the Company shall purchase from time to time.

8.4	Exemption of Officers

The Company has provided a letter of exemption to the officers serving and who shall serve in the Company from time to time, and to officers serving or who shall serve and/or are employed or which shall be employed, from time to time, on behalf of the Company in an Other Corporation. Under the letter of exemption, the Company provides exemption to the officers as stated from any liability towards it (to the extent permitted by law) with respect to any damage caused to it by the officers in their service as officers of the Company and/or officers or employed on behalf of the Company in an Other Corporation, due to a breach of the duty of care (excluding damage following a breach of a duty of care in a distribution, as defined in the Companies Law, and additional damage set forth in the letter of exemption). The letter of exemption shall not apply with respect to a decision or transaction in which the controlling shareholder of the Company or any officer of the Company has a personal interest.

8.5	Transactions with the Controlling Shareholder

For details regarding the controlling shareholder of the Company on the Prospectus date, Pointer, see Section 3.4 of Chapter C of this Prospectus.

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Following are details regarding the transactions with the controlling shareholder or in transaction in which the controlling shareholder has a personal interest which the Company, its subsidiary or its affiliate has engaged in during the two years preceding the date of the Prospectus,16 or which are still in force on the Prospectus date. As for the aforementioned transactions, it shall be noted that in accordance with the Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000, these transactions shall be subject to an approval only after a five-year period commencing on the date of the completion of the registration of the Company shares for trade on the Stock Exchange.

8.5.1	Agreement for the sale of activity between Shagrir Systems and the Company

On December 30, 2014, a structural change was completed, within which part of the activity of Shagrir Systems Ltd. (“Shagrir Systems”), a private company wholly held by Pointer, was transferred to the Company, including the sector of insurance companies services, which constitutes one of the two areas of activity of the Company, as well as the asset in Haifa (as defined below), and excluding the protection, location, fleet management services and holdings in Car2Go and rights in the shareholder loans provided to Car2Go (the “Transferred Activity”). After the sale of the Transferred Activity from Shagrir Systems to the Company, Shagrir Systems was merged, together with all of its remaining activity, with and into Pointer, and was removed from the Companies Registrar (the “Structural Split”). In consideration for the transferred activities, the Company paid Shagrir Systems a total amount of NIS 69,698,000 through a loan in the amount of the consideration provided by Shagrir Systems to the Company, bearing annual interest at a rate of 3.05% (in accordance with the determination of the interest rate under Section 3(j) to the Ordinance) and bearing VAT, if applicable (the “Loan of Shagrir Systems”). Upon the completion of the Structural Split and the removal of Shagrir Systems, the right to payment of the Loan of Shagrir Systems was assigned to Pointer.

Pursuant to the activity sale agreement, the Company was assigned, inter alia, all of the employment agreements of employees of Shagrir Systems that were affiliated with the Transferred Activity, while maintaining continuity of their employment.

In addition, pursuant to the Agreement, the Company undertook all of the obligations arising from any claim and/or demand filed against Pointer until December 30, 2014 in connection with the Transferred Activity, and shall be entitled to any rights arising from any claim filed by the aforesaid date by Pointer against third parties in connection with the Transferred Activity. As of the publication of the Prospectus, no claims of material amounts were held.

Additionally, pursuant to the activity transfer agreement, Shagrir Systems (and Pointer, which replaced it) undertook to provide the Company with one or more working capital loan for financing the Company’s ongoing operations, in amounts as determined by the parties, which will bear annual interest at a rate of 3.05% (in accordance with the determination of the interest rate under Section 3(j) of the Ordinance) and bear VAT. The payment terms shall be agreed between the Company and Shagrir Systems. As of the date of the Prospectus, no working capital loans were actually provided.

16 As of November 25, 2014, the date of the Company’s incorporation.

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In addition, the agreement set forth conditions regarding non-competition terms of Shagrir Systems and Pointer in the sector of the Transferred Activity, during a three year term commencing on the signing date of the agreement, and the cessation of use of the names “Pointer” and “Shagrir” and/or trademarks owned by them.

8.5.2	Services Agreement between Pointer and Shagrir Systems and the Company

On December 30, 2014, Pointer and the Company signed a services agreement, as amended on December 30, 2015 (in this section: the “Agreement”), within which it was agreed that Pointer shall provide the Company with various services, and in parallel, the Company shall provide Pointer with various services under the terms set forth for each type of service separately (including the term of the services), as set forth below:17

8.5.2.1	Services which Pointer shall provide to the Company:

▪	Protection product, location and car accessory installation services – services based on actual consumption, with the consideration being in accordance with Pointer’s known price list after a 35% discount. The aforesaid services shall be provided for a period determined by the parties for each project separately. In 2015, the Company paid Pointer an amount of approximately NIS 50,000 for the aforesaid services. It is noted that Pointer provided the Company with additional services, primarily procurement services which ended at the end of 2015, and officer insurance services which will end on the issuance date. For the aforesaid additional services, the Company paid Pointer a total of approximately NIS 86,000.

8.5.2.2	Services that the Company will provide to Pointer:

▪	Computerization services, including switchboard services and the purchase of work stations and suitable licenses – the switchboard services are for an undefined period of time, in consideration for monthly payment on the part of Pointer in accordance with the rate set forth in the Agreement (the “Base Rate”). The Agreement sets forth mechanisms for updating the Base Rate in accordance with the scope and period for which the service is provided. In 2015, Pointer paid the Company a total of approximately NIS 1,914,000 for computerization and switchboard services, and an amount of NIS 92,000 for the purchase of work stations.

▪	Telephony services – the Company shall charge Pointer for these services in accordance with the charge amount based on actual consumption. Each party may terminate the engagement with 30 days prior notice. In 2015 Pointer paid the Company an amount of approximately NIS 197,000 for the aforesaid services.

17 Excluding with respect to services for which the engagement under the Agreement has concluded as of the date of the Prospectus.

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The computerization services and telephony services are expected to end by the end of 2016. In the event that Pointer would like to continue to consumer such services after the aforesaid date, the rate of the services shall increase by 10%.

▪	Car rental services – the Company shall make cars which it owns available for Pointer’s use for periods of three years, in accordance with the conditions set forth in the car rental agreement signed by the parties on December 30, 2014, as set forth in Section 8.5.7 below. In 2015, Pointer paid the Company an amount of approximately NIS 520,000 for car rental services. As of the Prospectus date, Pointer leases from the Company six cars. The Company estimates that the car rental services from the Company to Pointer will end by the end of 2016.

▪	Car service centers and roadside and towing services – will be provided by the Company to Pointer in accordance with its actual needs, with the consideration for the same being in accordance with the latest known price list of the Company, after a 35% discount. Each party may terminate the engagement with 30 days prior notice. In 2015, Pointer paid the Company an amount of approximately NIS 100,000 for the aforesaid services.

▪	Traffic officer services – shall be provided by the Company to Pointer in consideration for a fixed monthly payment, as set forth in the agreement. Each party may terminate the engagement with 60 days prior notice. In 2015, Pointer paid the Company an amount of approximately NIS 70,000 for the aforesaid services.

▪	Bookkeeping and human resources services – in 2015, Pointer paid the Company an amount of approximately NIS 327,000 for the aforesaid services. The bookkeeping services were provided to Pointer on a one-time basis, while the human resources services were ended at the end of 2015.

8.5.2.3	In addition, in accordance with the Agreement, Pointer may market the services of “Shagrir Zahav” and “Shagrir Mashlim” (VIP services provided by the Company in the field of the Services to insurance companies) for a undefined period, in consideration for monthly payment on behalf of Pointer in accordance with the rates set forth in the agreement for each subscription marketed by Pointer. The rates determined vary between a new user and an existing user. In addition, the Agreement sets forth a rated discount mechanism whereby Pointer shall be entitled to a discount on the rates set forth in the Agreement in the amounts determined, depending on the number of total subscriptions of the Company to the aforesaid services. In 2015, Pointer paid the Company a total of NIS 2,674,000 for the sale of subscriptions through Pointer. It is noted that the engagement mechanism in 2015 was different from the mechanism listed above.

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8.5.3	Lease agreement of the asset in Haifa

As part of the Structural Split, the Company acquired from Shagrir Systems (Pointer) real estate near the Check Point intersection in Haifa, with an office building of 1,608 square meters (the “Asset in Haifa”). On December 30, 2014, the Company and Pointer signed a lease agreement, as amended on December 30, 2015, whereby Pointer leases from the Company part of the Asset in Haifa (the installation layer, built as an industrial structure over an area of about 90 square meters), for a period of two years commencing December 30, 2014, and ending on December 30, 2016 (the “Original Term of the Lease”), in consideration for monthly lease fees of NIS 6,362 (including consideration for maintenance fees of the building and any applicable taxes). At the end of the Original Term of the Lease, Pointer shall be given an option to extend the Original Term of the Lease by an additional one year term, until December 31, 2017 (the “Additional Term of the Lease”), during which the monthly lease fees will amount to NIS 7,000.

8.5.4	Lease agreement of the asset in Jerusalem

Pursuant to the rights assignment agreement dated December 2012 between the Company and Shagrir Systems, the Company was transferred the rights and obligations under the lease agreement dated October 17, 2012, for an asset of approximately 1,473 square meters on 8 Maaseh Hoshav Street in Jerusalem. The term of the lease is for 121 months (from December 1, 2012 through December 31, 2022) (the “Original Term of the Lease”), and the Company has an option to extend the Original Term of the Lease for an additional five year term (the “Additional Term of the Lease”). For additional details regarding the terms of the aforesaid lease agreement, see Section 6.16.1 of Chapter F of the Prospectus.

In accordance with the agreement signed between the Company and Pointer on December 30, 2014, as amended on December 30, 2015, as of December 30, 2014, the Company leases approximately 18% of the leased area to Pointer in a sublease in consideration for monthly lease fees of NIS 18,883 (including consideration for maintenance fees of the building and any applicable taxes) until the end of the Original Term of the Lease. Additionally, it was agreed that until November 30, 2021, the Company shall notify Pointer of whether it intends to exercise the option for the Additional Term of the Lease granted to the Company under the main lease agreement. If so, Pointer shall be entitled to continue the sublease under the same terms during the Additional Term of the Lease.

8.5.5	Lease agreement of the asset on 8 Hanefach Street, Holon

Pursuant to the rights assignment agreement dated December 2014 between the Company and Shagrir Systems, the Company was transferred the rights and obligations under the lease agreement dated July 2008 for an asset of approximately 5,320 square meters on 8 Hanefach Street in Holon. The lease agreement with respect to the aforesaid asset was extended during 2016, such that the termination date is December 31, 2023, with an option of the Company to extend the term by 60 additional months. For additional details regarding the terms of the aforesaid lease agreement, see Section 6.16.1 of Chapter F of the Prospectus.

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In accordance with the agreement signed between the Company and Pointer on December 30, 2014, as of the same date, the Company subleases part of the aforesaid asset to Pointer in consideration for monthly lease fees of NIS 132,340 (which also include consideration for maintenance fees of the building and any applicable taxes) until the end of the Original Term of the Lease. In addition to the services agreement signed between the Company and Pointer on December 30, 2015, which regulates, inter alia, the agreements of the parties regarding the leased assets, it was agreed that the parties will operate to terminate the aforesaid sublease. Within the above, it was agreed that Pointer shall pay the Company total compensation in the amount of NIS 2,800,000 in addition to due VAT in light of the breach of the sublease agreement and the early vacancy of the asset by Pointer (the compensation was paid in full). As of the Prospectus date, Pointer’s warehouse for replacement parts is operating in the area of the aforesaid asset. The Company estimates that by the end of July, Pointer will completely vacate the asset. After and the asset is vacated by Pointer, only the Company shall use the asset.

8.5.6	Arrangements between the Company and Pointer regarding the asset on 4 Hanefach Street, Holon

Pursuant to the rights assignment agreement dated December 2014 between the Company and Shagrir Systems, the Company was transferred the rights and obligations under the lease agreement for the asset on 4 Hanefach Street, Holon, dated August 20, 2008, which had a termination date of October 30, 2015. For additional details regarding the terms of the aforesaid lease agreement, see Section 6.16.1 of Chapter F of the Prospectus.

On December 30, 2014, the Company and Pointer engaged in an agreement whereby, in the relationship between the Company and Pointer, Pointer is a sub-lessee of the Company in part of the asset in consideration for monthly lease fees of NIS 42,415 (including consideration for maintenance fees of the building and any applicable taxes). In addition to the services agreement signed between the Company and Pointer on December 30, 2015, which, as stated, regulates, inter alia, the agreements of the parties regarding the leased assets, it was agreed that the parties shall operate to terminate the aforesaid sublease, such that ultimately, the Company shall cease to make use of the asset, and Pointer shall remain the sole holder of rights in the asset. As part of the above, it was agreed that Pointer shall pay the Company a total amount of NIS 200,000 in addition to due VAT in consideration for the acquisition of the equipment and furniture existing in the asset, owned by the Company, in accordance with its amortized cost (the compensation was fully paid). As of the Prospectus date, some of the service representatives of the Company are located in the aforesaid asset. The Company estimates that by the end of July, Pointer will completely vacate the asset. After the payment as stated and vacancy of the asset by the Company, only Pointer shall use the asset.

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8.5.7	Framework agreement for the lease of vehicles between Pointer and the Company

On December 30, 2014, Pointer and the Company signed an agreement whereby the Company will lease vehicles to Pointer that it owns in consideration for a rate listed on the rate form, determined for each vehicle separately. The aforesaid consideration includes, inter alia, the cost of repairs and ongoing maintenance. Additionally, the consideration includes the cost of the insurance required for each vehicle. Pointer shall bear deductibles, as needed. At the end of the term of the lease, Pointer shall return the vehicles to the Company, in working condition.

8.5.8	Car-2-Go share purchase agreement between Pointer and the Company dated July 1, 2015

On July 1, 2015, the Company purchased from Pointer all of its shares in Car2Go, comprised of 17,141 shares par value NIS 1 each (the “Purchased Shares”), in consideration for their par value. The Purchased Shares constitute (as of the Prospectus date) approximately 61.06% of the issued and outstanding share capital of Car2Go, and the remaining shares are held by various shareholders. Additionally, pursuant to the aforesaid transaction and in parallel:

(a)	Pointer sold to the Company its rights in two shareholder loans provided to Car2Go (which were originally provided to Car2Go by Shagrir Systems, and later were assigned to Pointer as part of the Structural Split, as set forth in Sections 6.22.1(d) and 6.22.1(e) of Chapter F of the Prospectus) (the “Loans to Car2Go”), in consideration for the book value of the loans to Car2Go as of the date of the aforesaid agreement (including the accrued interest and linkage), i.e., in consideration for NIS 11,350,000.

(b)	The Company has undertaken a guarantee of Pointer to secure the credit line of Car2Go in the amount of approximately NIS 1,300,000, and an additional guarantee of Pointer to secure the obligations of Car2Go vis-a-vis one of its suppliers. For additional details, see Section 6.40.2(c) of Chapter F of the Prospectus.

(c)	Pointer provided the Company with a loan in an amount equal to the consideration amount for the loans to Car2Go, i.e. in the amount of approximately NIS 11,350,000, which was used by the Company for payment of the consideration to Pointer. As part of the repayment of the shareholders loan and providing the capital note to Pointer as stated in Section 8.5.10 below, the aforesaid loan was repaid.

8.5.9	Pointer's Guarantee Letters for customers of the Company

As part of the Structural Split, Pointer was transferred part of the guarantees provided by Shagrir Systems to the customers of the Company. As of the Prospectus date, a number of guarantees of Pointer to the customers of the Company remain in force, in an immaterial amount. Part of the guarantees will expire in 2016, and one will expire in 2018.

H-17

8.5.10	Repayment of shareholders loans and issue of a capital note to Pointer

On December 30, 2015, Pointer repaid part of the shareholder loans (including the interest accrued thereon), provided the Company (including the Shagrir Systems loan as stated in Section 8.5.1 above and the shareholder loans as stated in Section 8.5.8(c) above), of NIS 74,500 to capital of the Company, against the allocation of one share of the Company to Pointer.

In addition, on December 30, 2015, the Company issued to Pointer a capital note in the amount of NIS 8,000,000 against the repayment of the remainder of the shareholder loans of Pointer to the Company in the amount of NIS 8,000,000 (the “Capital Note”). The amount of the Capital Note does not bear interest and shall be payable within a period of five years from the date of its issue.

As of December 31, 2015, the capital note presented in the financial statement has a fair value of NIS 6,094,000.

On March 29, 2016, the Board of Directors of Pointer decided to repay the Capital Note, such that: (a) an amount of NIS 4,100,000 of the Capital Note shall be repaid, against the allocation of one ordinary share par value NIS 1 of the Company to Pointer; (b) an amount of NIS 3,100,000 of the Capital Note shall be issued by the Company to Pointer as a new capital note, under the terms of the original Capital Note; and (c) the remainder of the Capital Note in the amount of NIS 800,000 shall be issued by the Company to Pointer as a new additional capital note, under the terms of the original Capital Note.

8.5.11	Cooperation agreements between Car2Go and Pointer

On December 8, 2013, a cooperation agreement was signed between Car2Go and Pointer, regarding marketing and distribution of Car Sharing product units produced by Pointer and integrated in Car2Go's vehicles (the “Product Units”). This agreement was amended and as of the date of the Prospectus, is terminated.

As of the the signing date of the agreement and until its termination (at the beginning of 2016), Car2Go had purchased a total of 190 Product Units at a price reflecting their market price.

Pursuant to the aforesaid agreement, all of the proprietary rights in the Product Units and/or plans and/or ideas and/or improvements and/or inventions in connection with the Product Units and/or future developments related thereto, shall be owned by Pointer alone, and Car2Go shall not have any right thereto.

H-18

In addition, as of the Prospectus date, one statement of work (other than in connection with the aforesaid agreement) was issued by Car2Go from Pointer, pursuant to which Pointer shall develop the adjusted Product Units for Car Go, inter alia, for the purpose of the Tel Aviv tender (for details regarding the Tel Aviv tender, see Section 6.31.3 to Chapter F of the Prospectus). The estimated cost of the development that Car2Go shall bear is expected to amount to a total of USD 60,000. The price for a new Product Unit as stated will be determined based on market prices, in accordance with similar units sold by Pointer to third parties.

8.5.12	Restricted share units, convertible into ordinary shares of Pointer, granted to Company officers

On April 1, 2014, the officers of the Company were provided with, as stated below, restricted share units which are exercisable into ordinary shares of Pointer par value NIS 3.00 each (in this section: the “Restricted Share Units of Pointer”).

On February 29, 2016, Mr. Yossi Regev and Ms. Revital Avrahami signed letters of waiver with respect to their rights in the Restricted Share Units of Pointer provided to them as stated, which have not yet vested as of such date. Such Restricted Share Units expired on the waiver date.

The number of Restricted Share Units of Pointer provided to Mr. Yossi Regev, which vested as of February 29, 2016, and against which he was allocated shares of Pointer accordingly, is 3,250. The remaining Restricted Share Units of Pointer provided to Mr. Regev (9,750 units) expired as stated.

The number of Restricted Share Units of Pointer provided to Ms. Revital Avrahami, which vested as of February 29, 2016, and against which she was allocated shares of Pointer accordingly, is 500. The remaining Restricted Share Units of Pointer provided to Ms. Avrahami (1,500 units) expired as stated.

8.5.13	Arrangements between the Company and Pointer regarding Company's directors and officers liability insurance.

8.6	Holdings of the Company’s securities by interested parties and senior officers

Set forth below are details regarding the holdings of interested parties or senior officers in securities of the Company, its subsidiary or an affiliate, on the date adjacent to the Prospectus date and the date 12 months before the aforesaid date, to the best of the Company's and its directors' knowledge:

8.6.1	Holdings of the Company’s securities , the securities of its subsidiaries and affiliates prior to the Prospectus date by interested parties and senior officers:

H-19

		Number of		Holdings (in percentage)		Holdings (in percentage), fully diluted
Holder name	Type of security	securities held		In capital	In voting	In capital	In voting
Pointer Telocation Ltd., 520041476	Ordinary Shares par value NIS 0.0121 each	7,866,132	[18]	98.28%	98.28%	95%	95%
Mr. Yossi Regev	Ordinary Shares par value NIS 0.0121 each	55,124		0.69%	0.69%	2%	2%
Mr. Shimon Galil	Ordinary Shares par value NIS 0.0121 each	13,802		0.17%	0.17%	0.5%	0.5%
Mr. Nissim Mizrahi	Ordinary Shares par value NIS 0.0121 each	13,802		0.17%	0.17%	0.5%	0.5%
Ms. Revital Avrahami	Ordinary Shares par value NIS 0.0121 each	13,802		0.17%	0.17%	0.5%	0.5%
Mr. Eyal Fishov	Ordinary Shares par value NIS 0.0121 each	13,802		0.17%	0.17%	0.5%	0.5%

18	Including Dispersion Shares as defined in Section 2.2.1 of Chapter B, constituting approximately 0.92% of the issued and outstanding shares of the Company.

H-20

8.6.2	Holdings of the Company's securities, the securities of its subsidiaries and affiliates by interested parties during the 12 months prior to the Prospectus date

Name of holder		Number of		Holdings (in percent age)		Holdings (in percentage), fully diluted
and company / ID number	Type of Security	securities held		In capital	In voting	In capital	In voting
Pointer Telocation Ltd., 520041476	Ordinary Shares par value NIS 1.00 each	95,001	[19]	100%	100%	100%	100%

19 Prior to the Company’s share split.

H-21

Shagrir Group Vehicles Services Ltd.

Examination of Goodwill

As of December 31, 2015

May 2016

Variance Economic Consulting Ltd.

I-1

Glossary

Reference	Definition
The Management	The management of Shagrir Ltd.
Variance	Variance Economic Consulting Ltd.
Valuation Date	December 31, 2015
Pointer	Pointer Telocation Ltd. (the parent company of Shagrir Systems)
Shagrir Systems	Shagrir Systems Ltd.
Shagrir and/or Shagrir Vehicle Services and/or the Company	Shagrir Group Vehicle Services Ltd.
WACC	Weighted average cost of capital

Shagrir Vehicle Services Ltd.	I-2	Shagrir_Valuation_31 12 2015 Final

May 25, 2016

To:

Ms. Revital Avrahami

CFO

Shagrir Group Vehicle Services Ltd.

Further to your request, Variance performed a goodwill impairment test for the goodwill recorded by Shagrir Vehicle Services as of December 31, 2015. This goodwill impairment test is intended for the use of Shagrir and only for the purpose of this project. It is agreed that Shagrir may attach this valuation report to the Stock Exchange. Furthermore, Shagrir may attach this valuation report to its reports to the Stock Exchange under the Securities Law, 5728-1968 or the regulations thereunder, and to any other report submitted under the Securities Law, and within legal proceedings in Israel and/or before any competent authority in Israel.

In accordance with the International Financial Reporting Standards (IFRS) 3R, goodwill arising from an acquisition of a company should not be reduced. Instead, an annual impairment test is conducted (or more frequently, if there is any indication that an asset may be impaired), to measure goodwill in order to ensure that its carrying amount does not exceed its recoverable amount, in accordance with the provisions of International Accounting Standards (IAS) 36.

For the purpose of the goodwill test, we have relied on the methodology determined by IAS 36 which sets forth the accounting standards for the reporting and presentation required in the case of impairment of assets. IAS 36 provides the procedures that a corporation must adopt in order to ensure that its assets are not carried at more than their recoverable amount. An asset is carried at an amount that is higher than its recoverable amount when the book value exceeds the higher of the asset's fair value less costs of disposal and its value in use.

Purpose of the Work

The purpose of this work is to test the goodwill created by the split from Shagrir Systems, as of December 31, 2015, in accordance with IAS 36.

Since goodwill does not generate cash flow independently of other assets, the recoverable amount of goodwill cannot be determined as a separate asset. Therefore the recoverable amount will be determined according to the cash-generating unit (CGU) to which the goodwill is allocated. The CGU of an asset is the smallest group of assets, containing the asset, which generates positive cash flow from ongoing use, independent from positive cash flow from other assets.

The Company’s management has identified Shagrir as the smallest unit of assets to which the goodwill is allocated, which generates independent positive cash flow from ongoing use.

Estimation of the recoverable amount

The recoverable amount of an asset or CGU will be calculated as the higher of the fair value less costs of disposal and its value in use. It is emphasized that our work included an examination of the value in use of the activity of the unit, and did not include an examination of the net sales price of the company. The future cash flows were discounted at a suitable discount rate for pre-tax cash flows, reflecting the risk involved in the activity.

Shagrir Vehicle Services Ltd.	I-3	Shagrir_Valuation_31 12 2015 Final

Methods of Valuation

The recoverable amount of Shagrir was calculated using the value in use method, which is the present value of future cash flows expected to be derived from the Company’s activity. The use of this method for the purpose of estimating the value of activity based on an assessment of the ability of a business to generate cash. Accordingly, the value of the business is estimated using the discounted cash flow, which accounts for the cash expected to be generated in the future. The future cash flows are discounted at the cost of capital reflecting the risk involved in the activity of the business, to express the return an investor would expect to receive from activity with a similar risk.

Sources of the Information

The valuation document below is based on data received from the management of Shagrir. Additionally, we relied on the data from external sources that we believe to be reliable. In the valuation and in this document, we relied on the declarations of the Company’s management that all of the information provided to us was provided in full, and that no substantial and/or relevant document and/or information has been concealed from us or destroyed. Additionally, we relied on the fact that all of the data transferred to us is final and that no changes were made after they were provided to us. Additionally, we assume that the information and data provided to us is accurate, complete and precise, and we are not required to perform any review or verification of the aforesaid information.

The main sources of the information used by us in the performance of the valuation are as follows:

-	Pro-forma reports of Shagrir for 2013-2014;
-	Draft of a financial statement for December 31, 2015;
-	The Company’s 2016 budget;
-	Discussions with the management of Shagrir;
-	A draft of the Company’s prospectus as of February 2016;
-	Public information;
-	Accounting standard IAS 36.

Rounding Numbers

Due to rounding numbers, there may be a slight deviation in the presentation of the numbers in this document.

Conclusions

We estimate that the recoverable amount of Shagrir as of the date of the valuation is approximately NIS 67,500,000.

The following table presents the summary of the impairment test of the GCU's goodwill (NIS millions):

Date	Book value		Recoverable amount	Amount for reduction
December 31, 2015	61.7	[11]	67.5	No reduction

1 As received by the Group’s management.

Shagrir Vehicle Services Ltd.	I-4	Shagrir_Valuation_31 12 2015 Final

As of the date of the valuation, the book value of the Company amounts to approximately NIS 61,700,000, which is lower than the CGU’s recoverable amount. According to the provisions of IAS 36, due to the fact that the book value is lower than its recoverable amount, no reduction of goodwill is required in Shagrir’s books.

Professional Experience of Variance and the Assessor

Variance has substantial experience in economic works generally, and for accounting purposes specifically. Variance has performed a large number of corporate valuations, valuations of holdings and valuations of options and financial instruments based on international and American accounting standards. The valuation of the goodwill included in this work was led by Ram Levy, who has vast experience in the management and execution of valuations generally and valuations of this kind in particular. His experience includes, inter alia, valuations of public companies in scopes similar or even larger than the value of activities of Shagrir Vehicle Services, subject of this valuation. Ram has the suitable education and extensive relevant experience (see the Company’s profile and the experience of the assessor in Appendix C).

Engagement and Independence

a.	This work was performed at the request of Shagrir, based on the definitions and terms determined in the engagement agreement between Shagrir and Variance dated July 2015. We hereby declare that we are independent of Shagrir and/or the Company and/or the Company’s controlling shareholders, and we are not an interested party or expect to become an interested party therein in the future.
b.	Shagrir has undertaken vis-à-vis Variance that in the event that claims are filed against Variance in legal or other proceedings, and is required to pay any amount to a third party in connection with the work performed for the Company, it shall indemnify Variance for any amount charged in excess of three times the fees paid for this work. The indemnification obligation will not apply if it is determined by a court in a peremptory ruling that Variance,in connection with providing the services and/or work product to which the provided opinion pertains, has acted with gross negligence, contempt or[mal]intent. Additionally, the Company undertakes not to initiate legal proceedings against Variance in relation to this engagement.
c.	The fees that we received for the performing the work are not contingent on the results produced, and do not depend on the Company’s performance, or the success of any commercial activity related to the goodwill measurement.
d.	The results of the work are not reliant on and/or impacted by the fees for the services provided.
e.	The information appearing in this report does not purport to include all of the information required by a potential investor and is not intended to determine the value of the Company and/or its assets for a specific investor. Various investors may have different objectives and considerations, and examination methods based on different assumptions, and accordingly, the price that they may be willing to pay for the Company and/or its various assets may be different.

Shagrir Vehicle Services Ltd.	I-5	Shagrir_Valuation_31 12 2015 Final

f.	It is further important to note that our conclusions in this valuation rely largely on forward-looking information, based primarily on information existing in the Company as of the date of this valuation, and includes estimates, assumptions or intentions that are correct as of the date of this valuation which may not be realized or only partially realized. Therefore, the actual results, in whole or in part, may be materially different, positively or negatively, from the results estimated, derived or implied from information that we have received from the management of Shagrir.
g.	This work does not constitute a due diligence and does not purport to include all the information, examinations, assessments or any other information included in due diligence studies, including an examination of contracts and engagements of the Company.
h.	The results of the valuation are relevant strictly as of the date of the valuation and the purpose for which it was performed. As stated, the valuation should not be used other than for this purpose.
i.	This document does not constitute, in any manner, an invitation or offer to invest, purchase, sell or hold securities or financial instruments related to the corporation to which this document pertains.
j.	This work is limited to conducting a valuation of the Company, and is performed subject to the additional terms and limitations described in Appendix A.
k.	All rights are reserved by Variance Economic Consulting Ltd.

We are pleased to hereby provide the valuation for Shagrir, and for all questions and matters related to the work, please contact Variance Economic Consulting Ltd. at 03-5025155.

Sincerely,

Variance Economic Consulting Ltd.

Shagrir Vehicle Services Ltd.	I-6	Shagrir_Valuation_31 12 2015 Final

1. Introduction	8

2. Description of the Company	8

3. Analysis of business results	10

4. Description of the business environment	15

5. Test for the Impairment of Assets	20

6. Estimation of Recoverable Amount	22

7. Summary and Conclusions	26

Appendix A – Conditions and Limitations	27

Appendix B – Determining the Cost of Capital	27

Appendix C – Details of the Assessor	28

Shagrir Vehicle Services Ltd.	I-7	Shagrir_Valuation_31 12 2015 Final

1. Introduction

1.1 General

Shagrir was incorporated as a private company limited by shares on November 25, 2014, under the name Shagrir Group Vehicle Services Ltd.

On December 30, 2014, a structural change process was completed in which the Company was transferred part of the activity of Shagrir Systems Ltd., including primarily the insurance companies sector. Within the insurance companies sector, the Company provides various services including roadside services, services to homes, auto service centers and others. The aforesaid services are offered and sold to customers of the Company in the sector, including mainly insurance companies, and are provided directly by the Company to subscribers and/or additional customers who purchase these services from the Company directly (and not through insurance companies).

On July 1, 2015, the Company acquired from Pointer 62.31% of the holdings in Car2GoCar2Go Ltd., which is engaged in the field of car sharing and rentals, in accordance with the book cost.

2. Description of the Company

The Company's activity includes the sale, primarily through insurance companies, of services to subscribers, including roadside services, homeowner services and service centers that the Company operates. The services are acquired primarily by insurance companies (for subscribers of the Company) and are provided by the Company directly to subscribers.

The Company has additional engagements with various companies and entities, for the provision of its services in the area of activity, using both on a subscription-based model as well as consumption-based.

Within the services to the insurance companies, the Company provides a group of services including three central categories: roadside services, homeowner services and service centers, which also function as the insurance companies' approved garages where the Company repairs vehicles after accidents.

It is noted that the distinction between the various services that the Company provides in the field of the activity is not a rigid dichotomy and is intended merely for describing the Company’s services in its area of activity. Therefore, services of a certain kind may or may not exclude other services at the same time. Amongst the various services that the Company provides in its area of activity there is a synergy created by their combined operations. Accordingly, there is also a joint management of knowledge that enables more efficient planning, management and operation of the Company in the sector, which allows of the Company to expand the range of the services offered to its customers.

It is further noted that the Company sees strategic value in its ability to provide its customers with the broad ranges of services listed above, which provides a comprehensive response to the requirements and needs of insurance agencies and companies, which are included among the Company’s main customers in the area of activity.

Shagrir Vehicle Services Ltd.	I-8	Shagrir_Valuation_31 12 2015 Final

The following are details of the Company’s primary services:

Roadside services that include, inter alia: roadside and towing services for all kinds of vehicles, in cases of an accident and/or malfunction; light roadside repair services (jumping the vehicle, changing a tire, battery, etc.); replacement car services, transportation services for subscribers from the site of the event; car storage and maintenance services; accompanying services for vehicles, including passing the annual licensing test, taking the car for periodic upkeep, refueling, lockout service, and more.

In order to supply replacement vehicles, the Company manages a car rental practice and owns, as of December 31, 2015, approximately 79 vehicles available for rental to its customers in accordance with eligibility and based on the terms of the rental contract. In addition, the Company rents hundreds of additional vehicles from approximately 12 rental companies engaged with the Company, at various payment rates and conditions.

Services to homes include, inter alia: plumbing services and repairs of water damage in homes and shared spaces, repairs of water heaters and damage arising from faulty sealing, emergency services in cases of electrical outages in apartments, lockout services and more. Services to the home in the area of pipe and water damages are performed by S.K.L (Inclusive Customer Services - Sherut Kollel Lalakuach).

The auto service center services include, inter alia: bodywork and paint in cases of accidents and damage, repair and/or replacement services of lights and side mirrors. The Company operates seven service centers, with national distribution, both for the insurance companies (as garages within the framework of an arrangement) and for vehicle fleets for private customers. Additionally, the Company makes use of the service centers to provide service to the Company’s own fleet.

The Company has agreements with ten insurance companies in Israel, based on which each of the insurance companies offers its policyholder as part of the sale of vehicle and/or home insurance policies, to join, together with the issuance of the insurance policy, to subscribe to the services provided by the Company as well – in whole or in part – all based on the terms of the service documents of the Company.

The Company has three branches: Holon (the Company’s headquarters), Jerusalem and Haifa, for the ongoing operation of the roadside services and homeowner services, as well as seven service centers throughout Israel.

Changes to the scope of activity in the sector and its profitability

The scopes of activity and profitability of the Company in the sector are impacted by a number of factors, internal and external to the Company, including primarily:

a.	The terms of the agreements with insurance companies or other customers of the Company in the area of activity;
b.	Regulatory changes to the insurance market that may increase the Company’s activity;
c.	The number of vehicles in Israel and kilometers traveled.
d.	The age of the apartment or vehicle and vehicle turnover rates
e.	Number of vehicle thefts.
f.	Extreme weather changes.
g.	Technological changes.
h.	Fuel prices

Shagrir Vehicle Services Ltd.	I-9	Shagrir_Valuation_31 12 2015 Final

Based on changes that have occurred in recent years in factors that may impact the Company’s activity, the scope of the Company’s activity in terms of the number of subscribers to the services provided to the insurance companies has been in an upward trend, primarily due to increasing the basket of services that the Company offers to the insurance companies, and due to the Company’s engagement with additional insurance companies.

In 2015, the Company sold approximately 973,000 subscriptions for the receipt of services in the sector, with various compositions. In 2014, the Company sold approximately 791,000 subscriptions; in 2013, the Company sold approximately 804,000 subscriptions.2

Customers of the Company

The Company’s customers in the area of activity include insurance companies, government institutions, as well as business and private customers. The following is a segmentation of the Company’s income in the field of activity from customers by sector, as set forth below, for the years 2015, 2014 and 2013:

	2015		2014		2013
	Income in NIS thousands	% of Company’s Income	Income in NIS thousands	% of Company’s Income	Income in NIS thousands	% of Company’s Income
Insurance companies	95,154	60.7%	84,595	60.5%	85,295	61.3%
Government institutions	13,647	8.7%	13,860	9.9%	12,553	9.0%
Business customers	16,597	10.6%	17,565	12.6%	17,865	9.4%
Private customers	17,214	11.0%	13,387	9.5%	13,124	9.4%
Total	142,612	91.0%	129,407	92.5%	128,837	92.5%

3. Analysis of business results

3.1 Statement of profit and loss

The following are the Company’s business results on the basis of the pro-forma statements for 2013-2014 as well as a draft of the Solo (separate company) financial statements dated December 31, 2015 as transferred to us from the management (NIS thousands):

NIS thousands	2013	2014	2015
Income:
Products	16,152	18,761	24,502
Subscription fees	77,760	74,504	80,167
Other services	34,925	36,142	37,943
Total income	128,837	129,407	142,612
Cost of sales	114,647	115,565	126,397
Gross profit	14,190	13,842	16,215
% of income	11%	11%	11%
Marketing and sale expenses	6,486	5,585	6,547
Management and general expenses	6,378	7,985	7,958
One-time reductions	900	678
Operating profit	426	(406)	1,710
% of income	0.3%	-0.3%	1%

2 To clarify, there may be single entities that engaged with the Company in more than one subscription. The data presented in this paragraph relates to the number of subscriptions.

Shagrir Vehicle Services Ltd.	I-10	Shagrir_Valuation_31 12 2015 Final

Income

The Company’s income increased from approximately NIS 128,800,000 in 2013 to about NIS 142,600,000 in 2015, reflecting a weighted annual increase of approximately 5%.

The Company’s income arises from three main types:

•	Income from products, including batteries and replacement parts, which constitute approximately 13%-14% on average of the total income for the years 2013-2014. In 2015, an increase occurred in the income from the sale of products, which constitute approximately 17% of the total income. From discussions with the Company’s management, it appears that the reason for this is an increase in the sale of replacement parts, an increase in the scope of activity of existing service centers and opening two new branches that commenced operation during the year.
•	Income from the subscriptions fees includes additional services, primarily road and towing services, replacement cars, services for S.C.L and as of the end of 2014, light and mirror services. This income constitutes approximately 56%-60% of the total income of the Company. Between 2013 and 2014, there was a decrease in income from this area of activity. Based on discussions with the management, it appears that in 2014, there was a decrease in the number of subscribers for roadside services, parallel to an increase in S.C.L subscriptions and a reduction of prices. In 2015, there was an increase in the subscriptions to the road and towing services, as well as an addition of two new insurance companies which joined in September 2014 and January 2015. In addition, in 2015, the Company began to market vehicle side-mirrors and lights services to its subscribers.
•	Income from other services, including, inter alia, income from the road and replacement car services, income from service centers, bodywork and pain services. This income constitutes approximately 27%-28% of the total income.

Shagrir Vehicle Services Ltd.	I-11	Shagrir_Valuation_31 12 2015 Final

The chart below presents the segmentation of the Company’s income for 2013-2015 (NIS thousands):

Cost of sales and gross profit

The cost of the sale is comprised mainly from the cost of products, salary and ancillary expenses, expenses for subcontractors, depreciation, one-time reductions for impairment of vehicles in the amount of NIS 882,000 and NIS 1,011,000 in 2014 and 2015, respectively, and amortization for options in 2015 in the amount of NIS 266,000. The following table presents the cost of sales and the gross profit, less non-cash flow expenses that are part of the cost of sales:

NIS thousands	2013	2014	2015
Cost of sales	114,647	115,565	126,397
Less net depreciation	4,930	4,936	3,737
Less amortization		882	1,277

Adjusted cost of sale	109,717	109,747	121,383
% of income	85%	85%	85%
Adjusted gross profit	19,120	19,660	21,229
% of income	15%	15%	15%

The adjusted gross profit of the Company was stable between the years 2013-2015 and constitutes approximately 15% of the total income.

Operating expenses

Marketing and sales expenses

Marketing and sales expenses are comprised of expenses from salaries and ancillaries, sales commissions, advertising and sales promotion. The following table presents the marketing and sales expenses less non-cash flow expenses:

Shagrir Vehicle Services Ltd.	I-12	Shagrir_Valuation_31 12 2015 Final

NIS thousands	2013	2014	2015
Marketing and sales expenses	6,486	5,585	6,547
Less net depreciation	131	112	50
Less amortization[3]	1,959	900	1,121
Adjusted sale and marketing expenses	4,396	4,573	5,376
% of income	3%	4%	4%

As can be seen from the table above, the adjusted marketing and sales expenses (excluding non-cash flow expenses) grew over these years, and constitute approximately 3%-4% of the income in the presented years.

Management and general expenses

The management and general expenses are comprised primarily of income from wages and ancillary, and professional services. These expenses increased from a total of approximately NIS 6,200,000 in 2013 (after the reduction of net depreciation4 in the amount of about NIS 159,000), constituting about 5% of the turnover, to about NIS 6,800,000 in 2015 (less net depreciation of about NIS 7,000 and reduction for options in the amount of NIS 1,154,000) constituting approximately 5% of the turnover. According to the management, the main increase arises from an increase in salary expenses.

Operating profit before depreciation and amortization (EBITDA)

The following table presents the EBITDA for 2013-2015 (NIS thousands):

NIS thousands	2013	2014	2015
EBITDA	9,191	7,677	9,573
% of income	7%	6%	7%

3 Amortization for a customer portfolio and amortization for options in the amount of NIS 354,000 in 2015.

4 Net depreciation includes capital loss in the amount of NIS 104,000 in 2014 and capital gains in the amount of NIS 60,000 in 2015.

Shagrir Vehicle Services Ltd.	I-13	Shagrir_Valuation_31 12 2015 Final

The following graph describes the development of the income (in NIS thousands) and EBITDA rate (in %) in 2013-2015:

3.2 Balance sheet

The following is data from the draft of the Company’s balance sheet as of December 31, 2015 (NIS thousands):

NIS thousands	December 31, 2015
Fixed assets
Cash and cash equivalents	7,948
Current maturities for loan to Car2Go	3,596
Customers	33,950
Other receivables	1,509
Inventory	499
Fixed assets available for sale	1,101
Total current assets	48,603
Fixed assets	21,235
Intangible assets	387
Goodwill	60,083
Customer portfolio for purchase of current assets	1,456
Loans to Car2Go	8,033
Investment in investee company – Car2Go	(8,161)
Tax asset	118
Total assets	131,754
Current liabilities
Suppliers	10,060
Short term income in advance	21,091
Total current liabilities	56,938
long-term deferred revenues	1,816
Total shareholder and other loans	6,094
Total employee employer liabilities, long term, net	1,291
Equity	65,615
Total liabilities and equity	131,754

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4. Description of the business environment

4.1 Economic developments in Israel5

The Israeli economy benefited to a great extent from global growth and the increase in global trade during recent years. However, the same factors that supported growth in the market led to the opposite result upon the outbreak of the global economic crisis, which caused a slow-down in the pace of continous growth that took place during the five years prior to the crisis.

Due to the opennessof the Israeli market, and since it relies heavily on exports, the exposure to global crises increased greatly. The main risk it faces stems from the fact that the largest world economies were unable to manage an exit from the crisis, and there is an increasing concern for another slowdown.

In 2015, the growth in the market amounted to approximately 2.3%, based on an estimate of the Central Bureau of Statistics, compared to growth of 2.6% in 2014 and 3.2% in 2013, in the GDP at fixed prices. The low growth was low that year, on a quarterly basis, shows that in the third quarter of 2015, the GDP increased by 2.0% after an increase of 0.2% in the second quarter and 2.3% in the first quarter of 2015.

The forecast of the Bank of Israel for GDP growth in 2016 is 2.8%, an improvement compared to the growth in 2015, due to improvements in exports. The exports decreased in 2015 by approximately 2%, whereas the global trade indices increased in the same year. The Bank of Israel estimates that the relative weakness of exports in 2015 arose in part from temporary factors, and that exports will recover in 2016 and increase at a rate similar to the rate of increase expected in imports to OECD countries, approximately 4%.

5 Sources: Central Bureau of Statistics, early estimates for national accounts for 2015, December 2015; Bank Leumi, Macro-Economic Review, December 2015; Bank of Israel, Macro-Economic Forecast of the Research Division, December 2015.

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In 2017, there is expected to be an acceleration in the pace of growth of global commerce, which shoudl support an improvement to Israeli exports. Israeli exports are expected to grow in 2017 at a relatively high rate, also thanks to exports of a large company. The GDP is expected to grow by 3.1% in 2017.

4.2 Global Economic Developments6

The global economy continues to grow at a moderate pace, while the factors that impede its growth are primarily: the multi-annual economic slowdown in China, the second largest economy in the world, and the negative impact of the trade partnership with China, which hinders international trade activity; the slowdown or recession amongst the large merchandise exporters in light of the world-wide decrease in the price of merchandise. This slowdown is witnessed in a number of countries with extensive economic activity, such as Canada, Australia, Brazil and Russia; an increase in geo-political risks due to increased terror worldwide, unrest in the Middle East and additional areas, the waves of immigration to western countries and their demographic, social, economic and political effects; and the economic uncertainty that causes restrictive credit policies in the banking sector of certain countries, all lead to slower growth in investments in the market’s industries.

Conversely, the economic activity in the United States is impacted mainly by local demand, and continues to grow at a positive rate, based on the positive trends in the labor market and the economic and financial conditions of households. In addition, in the United Kingdom and the Euroblock as well, the economic recovery has continued, albeit at different rates of growth. In Japan, despite the weakness in the second and third quarters of the year, the economic activity is expected to grow again in the coming year, inter alia, with the support of the fiscal and humanitarian policy.

According to the estimations of the International Currency Fund, the world’s economy is expected to grow in 2016 at a rate of 3.6%, which is slightly higher than the growth rate anticipated this year. The accelerated growth is due to an increase in demand in the developed countries, chiefly the United States, the Euroblock countries and the United Kingdom. Conversely, a continued slowdown is anticipated in countries in Southeast Asia, particularly China, as well as the continued increase in security risks in certain areas of the world, primarily the Middle East.

4.3 Vehicles in Israel7

•	In 2014, a high level of activity was recorded in the vehicle industry, both in scope of importation and used car transactions. Additionally, at the beginning of 2015, a number of regulatory changes were made, including updates to the taxation methods and procedures related to determining the levels of pollution and security devices, an extension for reduced taxation of hybrid vehicles, and more.

6 Source: Bank Leumi, Macro-Economic Review, December 2015

7 Source: Motor Vehicles in Israel in 2014, Central Bureau of Statistics, June 2015; Taxation and Select Data of the Automotive Industry for 2014, Israel Taxation Authority, September 2015

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•	In 2014, a substantial increase was recorded in the quantities of imported vehicles – a real increase of approximately 15% of the importation value, after a number of years also characterized by relatively high levels of importation. The quantity of passenger vehicles imported reached a peak – 279,205 units, an increase of 23% compared to 2013. It is noted that some of the increase stems from importers arrangements in anticipation of changes to the "green" (tax and duty-free) taxation formulas, as well as incentives for security systems, such that some of the vehicles were released from customs supervision in 2014 before the aforesaid changes, but were registered at a later stage. The total importation taxes, including taxes on replacement parts, amounted to approximately NIS 10,341,000,000 in 2014 – an increase of 24.3% compared to the previous year.
•	The number of motor vehicles amounted to approximately 2,970,000 in 2014, an increase of 4% compared to the end of 2013, following an increase of 3.2% in 2013 and 2.9% in 2012.
•	The segmentation of vehicles indicates that 2,460,000 of the vehicles are privately owned (approximately 83% of all of the vehicles), approximately 328,000 are trucks (approximately 11% of the vehicles) and approximately 124,000 are motorcycles (4% of vehicles), approximately 20,000 taxies, approximately 18,000 buses, approximately 14,000 minibuses and approximately 5,000 special vehicles.
•	During 2014, approximately 312,000 vehicles were added to the number of vehicles operating in Israel. In this period, approximately 197,000 vehicles were removed, such that the net addition to the number of vehicles was approximately 115,000 vehicles. The increase rate of private vehicles was 5.1% in 2014, compared to 4.1% in 2013 and 3.8% in 2012.

The following chart presents the number of motor vehicles, by type, for 1983 through 2014 (in thousands of vehicles):

2. Motor Vehicles, By Type

1983-2014

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•	32% of the vehicles driven in Israel were manufactured in Japan (such as Mazda, Subaru, Mitsubishi, Toyota, Suzuki and Honda) compared to 33% in 2013, and it continues to maintain its position as the primary manufacturer of cars in Israel. The next country is South Korea with approximately 13% (including Hyundai, Daewoo, Kia and Chevrolet). From the private vehicles added in 2014, the car manufacturer with the most substantial portion was Hyundai (13.5% of the new private vehicles), followed by Toyota and Kia (11.8% and 11.4% respectively).
•	In 2014, there was a slight increase in the average age of vehicles driven, which is seven years old, compared to approximately 6.9 years old in previous years. Approximately 40% of the vehicles in 2014 were new (manufactured in 2010 or thereafter). Additionally, during this year, the significant trend of increase in the average age of trucks continued, which was approximately 4.8 years old in 1997, and has increased to approximately 9.1 years in 2014.
•	The motorization rate in Israel in 2014 was 358 vehicles to every 1,000 residents (350 at the end of 2013), of which 288 were passenger vehicles (private vehicles, taxis and minibuses). Despite the increase in the rate of motorization during the past two decades, Israel is still substantially lower in ownership of private vehicles compared to other countries in the world. The low rate of motorization in Israel is a result of a relatively low quality of life compared to European countries and substantial taxation expressed in the consumer vehicle price. In parallel, some of the population moved to Israel from countries with a low rate of motorization, and they do not have a driver’s license.
•	In 2014, similar to 2013 and 2012, approximately 85% of the private vehicles were privately owned, and the remaining were not privately owned: approximately 9% of the vehicles were cars for lease, approximately 5% were corporate cars and approximately 1% of cars were rentals and tourists. From the cars that were on the road in 2014, approximately 58% were privately owned and 42% were not.

4.4 Car Accidents in Israel8

•	In 2015*, 313 fatal car accidents occurred in Israel (an increase of 9% compared to the previous year) and 349 individuals were killed in car accidents (an increase of 11% compared to 2014).
•	From all fatalities in this year, 63% were killed in non-urban settings and the remainder in urban settings.

8 Source: Summary of Car Accident data from January 1, 2015 – December 27, 2015, The National Authority for Road Safety.

*Data for 2015 is correct as of December 27, 2015.

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The following chart presents the number of fatalities in recent years:

•	As evident from the chart, in recent years, the number of fatalities in car accidents has been increasing slightly.
•	The most affected age group is 65+, which represents 21% of all fatalities. Conversely, the safest age group is up to age 24, representing only 5% of all fatalities.

4.5 Market and Competition9

The Company has a number of competitors, which offer services similar to those offered by the Company. However, to the best of the Company’s knowledge, the market of services to insurance companies does not have any who provide the same variety or the extensive composition of services, as that which is offered by the Company to its customers. Therefore, the Company is unable to assess its total market share in the market of the services to insurance companies. The following details the main competitors of the Company that offer services similar to those offered by the Company; however, it is emphasized that to the best of the Company’s understanding, each of the following competitors competes with the Company in a specific aspect of the services offered by the Company, and there is no single competitor that offers the array of services offered by the Company to its customers: Shahar Group Holdings and Management Ltd., Shlomo Holdings Ltd., Pami Premium Ltd., Mamsi Road and Towing Services Ltd., Zebra Car Services Ltd., Milgam City Services Ltd. and Start Car Services Ltd.

It is noted that the market of bodywork and paint garages for vehicles is characterized by a large number of small, privately-owned businesses, geographically distributed throughout the country. In recent years, the number of large entities, some of which include competitors of the Company listed above, have begun to operate in the field. The competition for customers with respect to the services provided by the service centers is mainly geographic and focuses on creating relationships with the various insurance agents that operate in the same geographic area (which may have an impact on the policyholders' selection of the garage).

Additionally, the Company’s competitors differ from the Company in terms of the various marketing methods with which they market their services. Whereas the Company usually markets its services through the insurance companies, a large part of the Company’s competition markets their services (particularly in the field of roadside services and service centers), through insurance agents.

9 Source: draft of the Company’s prospectus.

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In addition, to the best of the Company’s knowledge, in recent years and the last year especially, the trend of transitioning to marketing subscriptions has emerged amongst its competition through insurance companies, in lieu of marketing subscriptions through the insurance agencies. Indeed, the trend described may increase the Company’s competition with its competitors. However, it may also increase the potential number of subscriptions to which the Company may offer its services. This is the case since the reduction of the subscriptions marketed by the insurance companies allows the Company to compete for the same subscriptions with its competitors (which was previously not possible due to the different marketing methods). The Company estimates that the aforesaid trend may have a positive impact on the Company.

5. Test of the Impairment of Assets

5.1 Test of the impairment of assets

IAS 36 determines the procedures that a corporation must adopt in order to ensure that its assets are not carried at more than their recoverable amount. An asset is carried at an amount that is higher than its recoverable amount when the book value exceeds the higher of the asset's fair value less costs of disposal and its value in use.

The impairment test includes the following stages:

•	Determining the correct timing for the impairment test – this stage includes a requirement to identify indications of impairment;
•	Estimating the recoverable amount of the asset or the CGU to which the asset is allocated. The recoverable amount of an asset is defined as the higher of the net sale price of the asset and its value of use;
•	Recognizing and measuring the loss from impairment and its allocation to the CGU's – the value of the asset will be reduced to the recoverable amount if the recoverable amount of the asset is lower than its book value.

5.2 Goodwill

In accordance with IAS 36, goodwill that arises from the purchase of a Company cannot be reduced. Instead, an impairment test must be performed to measure goodwill once annualy (or more frequently, if there are indications that impairment of this asset may occur).

Goodwill recognized in a business combination is an asset that represents the future economic benefits that will arise from other assets purchased in a business combination that cannot be identified or recognized separately. Goodwill does not generate cash flow independently of other assets or other groups of assets. Therefore, the recoverable amount of the goodwill cannot be determined as a separate asset. As such, the recoverable amount will be determined for the CGU to which the goodwill is allocated, as described in section 6.4 below.

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5.3 Indications of impairment

IAS 36 requires reporting entities to examine indications of asset or CGU impairment on each balance sheet date. The examination of indications of impairment must be performed on the level of the CGU, but not a higher level such as sector. In order to examine whether there is any indicators of impairment, the standard requires an examination, at a minimum, of a number of specific indicators. The sources of information from which the indicators can be located include internal sources of information (cessation of use of an asset, detrimental changes to asset performance, etc.) and external sources (such as market prices and changes to the economic environment).

5.4 Definition of a CGU

In accordance with the provisions of IAS 36, the accounting treatment for impairment must be handled for single assetsWhen this is not possible, because an asset generates cash flow only together with other assets, impairment must be examined by combining a number of assets into a group known as a “cash generating unit” or CGU.

“If there is any indicator of asset impairment, the recoverable amount shall be estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, an entity shall determine the recoverable amount of the CGU to which the asset belongs (the asset’s CGU).” (Section 66 of IAS 36).

A CGU of an asset is the smallest group of assets that contain the asset, and that generate positive cash flows from ongoing use, which are independent of the positive cash flows from other assets.

The management has identified Shagrir as the smallest group of assets to which the goodwill is allocated, which generates a positive cash flow that is independent from ongoing use. Therefore, the impairment test set forth below relates to the Company as a CGU.

5.5 Estimate of the recoverable amount

In order to examine the need to recognize loss from impairment of a CGU, a comparison must be made between the book value of the unit and its recoverable amount. The carrying amount of the CGU must be determined consistently with the manner with which the recoverable amount of the CGU is determined.

The recoverable amount will be calculated as the net sale price or the value of use, as the higher between:

a. The net sale price is the amount that can be received from the sale of the asset in a good faith transaction between a voluntary purchaser and seller, acting in an educated manner, less any direct additional exercise costs.

b. The value of use of the asset is the current value of the future cash flow estimate, expected to be generated from the ongoing use of the asset and the exercise of the asset at the end of its use.

Our work has estimated the value of use of Shagrir. For the estimation of the value of use of the CGU, we used the discounted cash flow method. To do so, we projected the cash flows for the years 2016-2019 and the representative year (2020), based on financial data provided from the Company’s management and valuations we performed. In addition, a representative cash flow was determined on the basis of the aforesaid forecasts for the estimate of the value of the Company’s activities at the end of the period.

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The cash flows were discounted at rate reflecting the risk involved in the activity. Since it was assumed that the activity will continue to exist after the end of the aforesaid period, it has been determined, that its value at the end of the period is the current value of the cash flows infinitely, on the basis of the representative cash flow, with a fixed annual growth rate of 2%.

6. Estimate of the Recoverable Amount

6.1 General

The value of Shagrir was estimated using the discounted cash flow model. The valuation through this model relies on an estimate of the cash flows projected from this activity over the forecast. At the basis of this method is the assumption that the Company is a “going concern,” which will continue its current business operations over an infinite outlook of activity. The economic value of Shagrir Vehicle Services is the economic value of the business activity in addition to surplus assets and less financial liabilities.

The projected cash flows of the Company are based on the financial forecasts and other data received from the management of Shagrir, including actual results of the business activity, together with public data about the industry.

6.2 Profit and loss projection

The projection of the cash flows of Shagrir is based on the Company’s 2016 budget, including the projected income and expenses in the aforesaid year. For 2017 and thereafter, the financial projections are valuations performed by Variance that are based, inter alia, on discussions held with the management of Shagrir. The following are the basic assumptions used in the assessment of the Company’s future cash flow:

Income

The Company’s income arises from three kinds of income: income from products, income from management fees and income from other services.

Income from products – this income arises from the sale of batteries, replacement parts and spare parts. As described in Chapter 2, during 2015, the Company established two additional garages, and in the second half of 2016, the Company plans to establish another service center. Accordingly, the Company’s forecast for 2016 anticipates income in the amount of approximately NIS 30,100,000. In 2017, it was assumed that the income will amount to NIS 31,900,000, and reflects income for a full year of activity for the garage that is currently under construction, and an annual increase of 2% for the income from the Company’s existing activity. As of 2018 and thereafter, it was assumed that the rate of increase of the income will amount to approximately 2% per year.

Income from subscription fees – this income is comprised of income from subscription fees for the roadside services and S.K.L. According to the Company’s budget, the income from subscription fees is expected to amount to approximately NIS 83,000,000, approximately 3% larger compared to the income from subscription fees in 2015. From discussions with the management, it appears that the increase results from an expected an increase in sales to existing customers in addition to sales to new customers who joined the Company in 2015. Additionally, there is an expected increase in car lights and side mirror services that the Company has started to market in 2015.

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As of 2017 and thereafter, it was assumed that the increase rate of income will amount to approximately 2% per year.

Sales from other services – this income primarily includes income from roadside services and replacement vehicles, and income from the Company’s service centers. According to the 2016 budget, it was assumed that the income will amount to approximately NIS 40,200,000, an increase of 6% compared to 2015. From discussions with the Company’s management, it appears that the increase in income will be generated from an increase in the service centers that the Company owns (as described above) and accordingly the income from the services provided will also increase. As of 2017 and thereafter, it was assumed that the increase rate of the income decreased gradually to approximately 2% per year.

The following table summarizes the Company’s income over the period of the forecast, segmented by income type (NIS thousands):

NIS thousands	2016	2017	2018	2019	Representative
Products	30,118	31,860	32,498	33,148	33,810
Subscription fees	82,956	84,256	85,941	87,660	89,413
Other services	40,197	42,017	42,857	43,714	44,589
Total income	153,271	158,133	161,296	164,521	167,812
Increase rate		3%	2%	2%	2%

Cost of sales (without depreciation, amortization and capital gains)

The cost of sale is comprised mainly from the cost of the products, salary and accompanying expenses, and expenses for subcontractors. The rate of the cost of sale (without amortization) from the turnover for years 2013-2015 constituted approximately 85% of the turnover. In 2016, according to the Company’s budget, the cost of sale without depreciation and amortization are expected to amount to approximately NIS 130,500,000, which constitute approximately 85% of the turnover, similar to 2015. For the years 2017 and 2018, it was assumed that the cost of the sale rate will decrease gradually to a rate of approximately 82% of the income. The improvement in the rate of the cost of sale arises from the Company’s plan to boost its profitability by improving utilization of the service units by adjusting its fleet of vehicles to the scope of activity, improving the terms of engagement with service providers and suppliers of the Company, and mainly from a change to the composition of the income and increase in income with high gross profitability rates.

In 2019 and thereafter, the rate of the cost of the sale will increase to approximately 83% of the income, as there is an expectation of growth in leasing expenses.

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Marketing and sale expenses (without depreciation and amortization)

The sales and marketing expenses are comprised of expenses from salaries and others, sales commissions, advertising and sales promotion. In 2016, in accordance with the budget by Shagrir’s management, these expenses are expected to amount to approximately NIS 5,340,000, 3.5% of the turnover of income, similar to 2015. The sales and marketing expenses largely include a component of fixed costs, and therefore, it was assumed in 2017 and thereafter that these expenses will increase at a rate of approximately 1% per year.

Management and general expenses (without depreciation and amortization)

The management and general expenses are comprised mainly of expenses for salaries and accompanying costs, and professional services. In 2016, in accordance with the budget of Shagrir’s management, these expenses are expected to amount to approximately NIS 7,500,000, an increase of approximately 10% compared to 2015. According to the Company’s management, the increase stems from the expenses for functionaries who, in 2015, provided services to the parent company, Pointer Telocation, as well (accounting, human resource management, bookkeeping and information systems support). As of 2016, these expenses appliy to Shagrir alone. The management and general expenses mostly include a component of fixed costs, and therefore, it was assumed in 2017 and thereafter that these expenses will increase at a rate of approximately 1% per year.

Tax rate

In accordance with the guidelines of IAS 36, the estimate of the cash flows will not include payments or receipt of taxes. In light of the above, no payment of tax was assumed for the projected profits or use of losses for the purpose of tax accrued in Shagrir.

The following is a summary of the profit and loss projection of the Company based on the assumptions set forth above, for the years 2016-2020 (NIS thousands):

NIS thousands	2016	2017	2018	2019	Representative
Income	153,271	158,133	161,296	164,521	167,812
Cost of sale	130,516	132,023	132,874	136,432	139,161
Gross profit	22,755	26,110	28,421	28,090	28,651
Rate of income	15%	17%	18%	17%	17%
Marketing and sales expenses	5,346	5,399	5,453	5,508	5,563
Management and general expenses	7,466	7,541	7,616	7,692	7,769
EBITDA	9,943	13,170	15,352	14,889	15,319
Rate of income	6%	8%	10%	9%	9%
Depreciation	4,319	5,045	5,856	5,915	5,200
Amortization	1,797	457	282	97	0
Operating profit	3,827	7,668	9,214	8,877	10,119
Rate of income	2%	5%	6%	5%	6%

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6.3 Cash Flows

Investment in fixed assets

In accordance with the Company’s investment plan, the net investments expected in 2016 will amount to approximately NIS 8,600,000, and include one-time investments for renovations at the Company headquarters, the establishment of an additional garage and expanding the vehicle fleets.. For 2017-2019, it was assumed that the annual investments in the fixed assets will amount to approximately NIS 5,200,000, which is the total investments expected in 2016, less the one-time investments. In the representative year, it was assumed that the investment will be in the amount of the depreciation.

Working capital

To estimate the working capital, we relied on the balances of working capital of the Company, including: customers, inventory of receivables, suppliers, payables and income in advance. It was assumed that the rate of working capital of the Company will amount to minus 15.6% of the turnover in accordance with the average rate of the working capital in 2014-2015.

Cost of capital (WACC)

In order to estimate the price of the capital, we implemented the weighted average cost of capital (WACC) model in order to reflect the risk inherent in the cash flow of the activity. The discount rate received is 13%. The pre-tex discount rate derived is approximately 16.2%. For details, see Appendix B.

The following is the Company’s cash flow projection for 2016-2020 (NIS thousands):

NIS thousands	2016	2017	2018	2019	Representative
Operating profit	3,827	7,668	9,214	8,877	10,119
Depreciation expenses	4,319	5,045	5,856	5,915	5,200
Amortization	1,797	457	282	97	0
Investments in fixed assets	(8,618)	(5,200)	(5,200)	(5,200)	(5,200)
Decrease (increase) in working capital	1,089	758	493	503	513
Free cash flow	2,414	8,728	10,644	10,192	10,632
Retention value					76,264
Discounted cash flow	2,240	6,966	7,310	6,023	44,182

In light of the above, the value of the Company’s activity amounts to approximately NIS 67,500,000.10

10 Including asset tax for depreciation on fixed assets in the amount of about NIS 700,000. We estimated the fair value of the tax shield for the depreciation of the fixed assets, the depreciation of which was not completed in the period of the forecast. The fair value includes the total depreciation for the fixed property, existing and future, of the Company, which will be created beyond the period of the forecast.

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6.4 Sensitivity Analysis

We have performed a sensitivity analysis for the value of the Company’s share capital, by examining the impact of two central parameters in the model: the price of the capital and the long-term growth rate (NIS thousands):

Capital price / growth rate	14.2%	15.2%	16.2%	17.2%	18.2%
1.0%	74,678	69,256	64,551	60,431	56,793
1.5%	76,663	70,916	65,954	61,627	57,820
2.0%	78,811	72,701	67,454	62,901	58,912
2.5%	81,142	74,627	69,065	64,261	60,072
3.0%	83,680	76,710	70,797	65,718	61,309

7. Conclusion and summary

Conclusions

In our estimate, the recoverable amount as of the date of the assessment, is estimated at approximately NIS 67,500,000. The following table presents the impairment test for the goodwill of the CGU (NIS millions):

Date	Book value		Recoverable amount	Amount for reduction
December 31, 2015	61.7	[11]	67.5	No reduction

As of the date of the valuation, the book value of the Company amounts to approximately NIS 61,700,000, which is lower than the CGU’s recoverable amount. According to the provisions of IAS 36, due to the fact that the book value is lower than its recoverable amount, no reduction of goodwill is required in Shagrir’s books.

11 As received by the Group’s management.

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Appendix A – Conditions and Limitations

This valuation is intended to be used by Shagrir for the purpose of the work alone. It is agreed that Shagrir may submit this valuation report to the Stock Exchange and Securities Authority. Additionally, Shagrir may attach this valuation report to its reports to the Stock Exchange, under the Securities Law, 5728-1968 or regulations thereunder, to the prospectus that will be published publically, and to any other report submitted under the Securities Law, and within legal proceedings in Israel and/or before any competent court in Israel.

The valuation document below is based on data received from the management of Shagrir. Additionally, we relied on data from external sources that we believe to be reliable. In the examination of the goodwill in this document, we relied on the declarations of the Company’s management that all of the information provided to us has been provided to us fully, and that no substantial and/or relevant document and/or information has been concealed from us or destroyed. Additionally, we relied on the fact that all of the data transferred to us is final and that no changes were made after they were provided to us. Additionally, we assume that the information and data provided to us is accurate, complete and precise, and we are not required to perform any review or verification of the aforesaid information.

Any information used by Variance in the valuation of the assets includes documents and information collected in the process of the examination of the goodwill will be kept in Variance’s database. It is further important to note that our conclusions in this valuation rely largely on forward-looking information based primarily on information existing with Shagrir as of the date of this valuation,and includes estimates, assumptions or intentions that are correct as of the date of this valuation, which may change, not be realized or only partially realized. Therefore, the actual results, in whole or in part, may be materially different, positively or negatively, from the estimated results, derived or implied from the information that we have received from the management of Shagrir.

This work is not a due diligence and does not purport to include all the information, examinations,assessments or any other information included in a due diligence, including an examination of the contracts and engagements of Shagrir.

The results of the valuation are relevant strictly as of the date of the valuation and the purpose for which it was performed. As stated, this valuation should not be used for any other purpose.

We note that we are not reliant on Shagrir and/or the controlling shareholders of the Company and we are not interested parties in Shagrir or expect to become so in the future.

The fees that we have received for performing the work are not contingent on the results of the valuation that we performed, and do not depend on the company's performance, or the success of a any business activity related to the valuation.

Appendix B – Determination of the price of the capital

In order to determine the capital price of the Company, we performed a calculation based on the CAPM model of the price of the capital reflecting the level of risk of the Company. We relied on the public corporate data in the vehicle industry. The following is the calculation of the capital:

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WACC = Ke * E / (E + D) + Kd *D / (D + E) * (1-T)

Ke = Rf + Rp * BETA + SSp + CRP

When:

Parameter	Description	Rate
T	Tax rate[12]	25%
Kd	Marginal interest rate required on the debt (before tax)[13]	6.3%
Rf	Risk-free interest[14]	3.2%
Rp	Risk premium for investors beyond the risk-free interest rate[15]	7%
BETA	Company’s risk regarding the market[16]	0.79
Ssp	Risk premium for small companies[17]	5.78%
Ke	Rate of return required for equity	14.5%
E/(D+E)	Share of the equity in financing operations [18]	80%

The weighted average cost of capital (WACC) received based on the aforesaid data is estimated at 13% (rounded).

The weighted average cost of capital (WACC) before tax based on the aforesaid calculation is estimated at 16.2%.

Appendix C: About the Assessor

About Variance Economic Consulting

Variance Economic Consulting Ltd. is a consulting company for business, economic and financial consulting. The company provides a wide variety of comprehensive professional services in the business and financial field. The company has considerable experience in performing economic works and developing business strategies in the various industrial fields. The Company has a network of professional working relationships with consulting companies from supplementary fields, such an engineering, real estate appraisal, computerization, and industry and management. The company makes it a goal to provide its customers with professional services of a professional level and quality, based on the substantial experience of its managers.

12 The tax rate applicable to the companies in Israel, long term.

13 Based on a long-term debt rate of Shagrir after the adjustment to average duration.

14 Return rate of unlinked bonds with fixed interest (‘black’) gross, as of December 31, 2015, with maturities of 16 years (based on data from the Triple A system)

15 Source: 2015 Valuation Handbook – Guide to Cost of Capital, published by Duff & Phelps, LLC

16 Expressed in average of sample companies (re-leveraged)

17 Source: 2015 Valuation Handbook – Guide to Cost of Capital, published by Duff & Phelps, LLC

18 Based on the equity ratio in financing the activity of Shagrir long term.

Shagrir Vehicle Services Ltd.	I-28	Shagrir_Valuation_31 12 2015 Final

The company relies on the rich experience that is has accrued during the last ten years, in the fields of consulting and business accompaniment of companies. Variance’s customers include public companies, as well as leading private companies in their fields.

Leading Staff

Ram Levy (CPA) – Founder, Partner, CEO

Ram has significant experience in accompanying and consulting companies and businesses in the Israeli market. Ram’s experience includes business consulting for leading companies in the Israeli market and startup companies. Ram’s experience includes corporate valuations, the establishment of plans for mergers and business ventures, expanding BOR projects, opinions for courts, building financial models and examining the feasibility of projects. Before working at Variance, he was a senior manager at Kesselman Finance (PriceWaterhouseCoopers Corporate Finance). He also served as VP of Business Development in Spectronics Ltd. and a financial consultant for private consulting firms. Ram has a BA in Accounting from the College of Management (Academic Track), as well as a BA in Life Sciences and an MBA, specializing in finance, from Bar Ilan University.

Amnon Alon – Partner, Valuations Department Manager

Amnon brings experience in extensive financial fields. His experience includes, inter alia, consulting for public and private companies in the fields of valuations, examining financial feasibility, examining projects and building financial models in the project finance field and consulting in mergers and acquisitions. Before joining Variance, Amnon worked at Discount Bank in the Financing Department, accompanying many projects in the project finance field (BOT/PFI), and in real estate projects. Amnon has a BA in Finance from Maryland University and an MBA in Finance from John Hopkins (with honors).

Variance Economic Consulting Ltd. 3 Hanechoshet Street, Tel Aviv, 6907168	Tel.: 03-5025155 Fax: 1533-5025155	info@variance.co.il www.variance.co.il

Shagrir Vehicle Services Ltd.	I-29	Shagrir_Valuation_31 12 2015 Final

May 25, 2016

To

Ms. Revital Avrahami,

CFO

Shagrir Group Vehicle Services Ltd.

Re: Impairment Test for Goodwill - Consent for Inclusion in the Prospectus

We hereby provide our consent that the impairment test for goodwill that we performed for Shagrir Group Vehicle Services Ltd. (“Shagrir”) as of December 31, 2015, which was completed and signed by us in May 25, 2016, will be published publically by their inclusion in the prospectus of Shagrir, which will be published by the end of May 2016.

Respectfully,

Variance Economic Consulting Ltd.

I-30

Shagrir Vehicle Services Ltd.

Shareholders’ Loan Valuation

as of December 30, 2014

May 2016

Variance Economic Consulting Ltd.

I-31

May 25, 2016

To:

Ms. Revital Avrahami

VP - Finance

Shagrir Vehicle Services Group Ltd.

Dear Ms. Avrahami,

Further to the request of Shagrir Vehicle Services Ltd. (hereinafter: “Shagrir Vehicle Services” or the “Company”), Variance Economic Consulting Ltd. (hereinafter: “Variance”) assessed the fair value (see definition below) of the loan provided to the Company by Pointer Telocation Ltd. (hereinafter: “Pointer”) on December 30, 2014 (hereinafter: the “Loan”). The assessment of the value of the Loan as mentioned above, was carried out as of the date it was made available.

We are aware that the results of our valuation are intended to assist the management of the Company to prepare its financial statements. It is agreed that Shagrir will be permitted to present the valuation report to the Stock Exchange and the Israel Securities Authority. Furthermore, Shagrir will be permitted to present this valuation report in its reports to the Stock Exchange according to Securities Law 5728-1968 or ordinances according thereto, to the prospectus that is issued to the public, and to any other report that is submitted according to the securities laws as well as in legal proceedings in Israel and/or before any authorized authority in Israel. Beyond these permitted uses, this document may not be used distributed or quoted in any document whatsoever without receipt of prior written approval from Variance. Our undertaking is restricted strictly to the results of this valuation and the assumptions that we have utilized for carrying out this work are under the conditions and restrictions described in Chapter 1 below.

Definitions

Fair value is the amount at which an asset can be exchanged, a liability can be cleared or a granted capital instrument can be exchanged, between a willing buyer and a willing seller, acting in an educated manner that is not influenced by a special relationship between the parties.

Objectives of the work

The assessment of the fair value of the loan as of the date it was issued.

Method of assessment

The fair value of the loan was estimated by discounting the repayments schedule using the appropriate market interest rate.

Information sources

The work was based on published data and information published as well as data and information received from the Company. The information and data received from the company was not checked and/or verified by us in an independent check to be complete, accurate and up to date and as such, it should not be relied upon as being such. This document does not constitute a verification of the data as regards its completeness or its reliability.

This document is based inter alia on subjective assumptions and assessments. Changes in the infrastructure that served as the basis for these assumptions, may materially change the conclusions of this document. This document does not in any way constitute an invitation or offer to invest, purchase or sell or hold securities or financial instruments connected to the corporation to which this document pertains.

Shagrir Vehicle Services Ltd.	I-32	Valuation of Shareholder's Loan Shafrir_2014_Loan_Valuation.final

Professional experience of Variance and the assessor

Variance has considerable experience in economic work in general and for accounting purposes specifically. Variance has carried out a large number of corporate valuation assessments valuations of holdings valuations of options and financial instruments according to the international and American accounting standards. The valuation of the loan subject of this work was led by Ram Levy who is very experienced in carrying out valuations in general and valuations of this kind, specifically. His experience includes, inter alia, valuations of public companies of similar scopes and even greater than the value of the activities of Shagrir Vehicle Services, subject of this valuation. Ram has the appropriate education and a rich, relevant experience (see company profile and experience of the assessor in Appendix A).

Main findings

The table below shows the fair value of the loan as of the date of issuance:

Loan Issuance Date	Principle (in NIS thousands)	Interest	Fair Value (in NIS thousands)
12/30/2014	69,698	3.05%	64,421

We are pleased to provide the assessment of the value of the loan to Shagrir Vehicle Services and answer any questions or matters relating to the work. Please contact us at: Tel: 03-5025155

Sincerely,

Variance Economic Consulting Ltd. [signature]

Variance Economic Consulting Ltd.

Shagrir Vehicle Services Ltd.	I-33	Valuation of Shareholder's Loan Shafrir_2014_Loan_Valuation.final

1. General

1.1 About the company

The Company was incorporated as a private company limited by shares on November 25, 2014, under the name Shagrir Group Vehicle Services Ltd. As of the issuance date of the loan, the Company was wholly owned by Pointer. The company is active in two sectors: services to insurance companies and sharing and rental car services (through the Company’s subsidiary company Car2Go Ltd. (hereinafter: "Car2Go")).

In the insurance companies sector the company provides a variety of services, which include roadside services (which include mainly car extractions, running repairs, towing services and replacement vehicles), homeowner services (which are mainly to do with plumbing services (Inclusive Customer Services - Sherut Kollel Lalakuach, or (S.K.L), repairs to pipes and water damage), auto service centers and other services (hereinafter together: “The Field of Services to the Insurance Companies”). The above services are purchased mainly by the insurance companies (who are clients of the Company) for the subscribers of the Company and are provided by the Company directly to the subscribers.

On December 30, 2014, a process for the change of structure was completed, in which some of the activities of Shagrir Systems Ltd. (hereinafter: “Shagrir Systems”), a private company wholly owned by Pointer, was transferred to the Company, mainly including the insurance companies sector, including all the assets and liabilities of Shagrir Systems related to the insurance companies sector, including its name, goodwill, employees and fixed assets, and except for activities relating to protection, location, vehicle fleet management, its holdings in Car2Go, and its rights to the shareholders’ loans that were provided to Car2Go (hereinafter: the “Transferred Activities”). In consideration for the Transferred Activities, the Company paid Shagrir Systems the sum of NIS 69,698. Payment of the consideration above was financed by a loan in the amount of the consideration that was provided by Shagrir Systems to the Company.

After the sale of the Transferred Activities from Shagrir Systems to the Company, Shagrir Systems was merged, with all the activities remaining in it, with and into Pointer and was removed from the Registrar of Companies. After Shagrir Systems had been removed as mentioned, the rights in respect of payment of the loan were assigned from Shagrir Systems to Pointer.

1.2 Purpose of the work

Assessment of the fair value of the loan at the time it was provided.

1.3 Conditions of engagement, the engagement and non-dependence

•	This work was performed at the request of the Company, according to the terms and definitions that were determined in the engagement agreement between the Company and Variance dated January 2016.

We hereby declare that we are independent of the Company and/or the controlling shareholders in the company, and we are not an interested party or expected to become an interested party in any of them therein in the future.

•	At the time of the valuation there are no material business connections with the Company (except for those of a service provider and receiver of services during ordinary course of business), and there were no material connections as mentioned during the two years prior to the date of the performance of the valuation and/or there are not expected to be connections of this nature in the future.

Shagrir Vehicle Services Ltd.	I-34	Valuation of Shareholder's Loan Shafrir_2014_Loan_Valuation.final

•	The fees that we received for the performing of the work are not depend on the outcome of the valuation that we prepared and are not depend on the Company’s performance and/or success of its commercial activity connected to the valuation.

•	Shagrir has undertaken vis-a-vis Variance that in the event that claims are filed against Variance in any legal or other proceedings, to pay any amount whatsoever to a third party in respect of the work carried out for the Company, it shall indemnify Variance for any amount charged exceeding three times the fees paid in respect for this work. The obligation for indemnification shall not apply if it is determined by a peremptory court ruling that it operated in connection with the provision of the service and/or the work subject of this opinion with gross negligence or contempt or [mal]intent. Moreover, the Company undertakes not to take any legal steps against Variance with respect to this engagement.

•	The information appearing in this work does not purport to include all the information required by a potential investor and is not intended to determine the value of the Company and/or its assets for a specific investor. Different investors may have different objectives and considerations and methods of evaluation on the basis of other assumptions, and accordingly, the price they will be willing to pay for the Company and/or its various assets, may be different.

•	This work does not constitute due diligence and does not purport to include the information, assessments and examinations or all other information included in due diligence process, including examinations of contracts and engagements of the Company.

•	The results of the valuation are relevant as of the date and purpose for which it has been carried out. As mentioned, no use may be made of the valuation whatsoever except for this purpose.

•	All rights are reserved to Variance Economic Consulting Ltd.

2. Terms of the loan

As mentioned above, Pointer provided a loan to Shagrir Vehicle Services on December 30, 2014, in the inclusive amount of NIS 69,698,000. The loan bears an annual interest rate of 3.05% (according to the determination of the rate of interest in Section 3(j) of the Income Tax Ordinance [New Format] (5721-1961) plus VAT according to law.

Loan Repayment

The conditions for loan repayment are not determined in the agreements between Shagrir Vehicle Services and Pointer. According to the management of the Company, the loan is expected to be repaid a year after it's issuance date, i.e. at the end of 2015.

3. Method of assessment

The fair value of the loan was estimated by discounting the loan repayment schedule with the appropriate market interest rate.

Determination of appropriate market interest

In our estimation the appropriate market interest rate for the discount of the above loan for the purpose of the valuation is the cost of capital (Ke) of the Company which is due to the high leverage level of the Company (100%) as of the date of its issuance. Moreover, since this concerns a shareholders’ loan without securities or liens, the payment of which depends on the repayment ability of the Company alone, the risk involved with the above loan is similar to the risk involved in the cash flow anticipated for the shareholders.

Shagrir Vehicle Services Ltd.	I-35	Valuation of Shareholder's Loan Shafrir_2014_Loan_Valuation.final

To determine the price of the adjusted equity of the Company, we calculated the equity price according to the CAPM model which reflects the level of risk of the Company. We relied on the details of public companies in the vehicle sector. Calculation of the cost of equity according to the CAPM model reflects the long-term risk of the Company. Similarly, we adjusted for the average life span of the loan by using risk-free interest with an average life span identical to the time for the repayment of the loan. The following is the calculation of the adjusted market interest:

Ke= Rf + Rp * BETA+ SSp

Where,

Parameter	Description	The Loan
T	Tax Rate[1]	26.5%
Rf	Risk-free interest	0.23%[2]
Rp	Premium of the risk for investors in excess of the risk-free rate of interest[3]	6.96%
BETA	Risk to the Company relative to the market at the time of provision of the loan[4]	0.75
Ssp	Risk premium for small companies[5]	5.99%
E/(D+E)	Part of the equity capital for the financing of activities[6]	69%

The price of the adjusted equity of the loan is estimated at 11.50%

5. Results

The table below shows the fair value of the loan at the date of its provision:

Date of assessment	Principle (NIS thousands)	Date of repayment	Balance of loan on date of repayment (NIS thousands)	Adjusted equity price	fair Value (in NIS thousands)
30/12/14	69,698	30/12/15	71,822	11.50%	64,421

6. Sensitivity analysis

The following is the sensitivity analysis of the fair value of the loan (in NIS thousands) for changes in the cost of the adjusted equity:

+2%	+1%	Basis	-1%	-2%
63,286	63,848	64,421	65,003	65,597

1 Rate of tax applicable to companies in Israel over the long-term.

2 Rate of yield for the repayment of Shekel government bonds (“Shachar”) as of December 30, 2014 with average life span of 1 year (according to Triple A system data).

3 Source: 2014 Valuation Handbook – Guide to Cost of Capital published by Duff & Phelps, LLC

4 Average BETA of sample companies )Releveraged)

5 Source: 2014 Valuation Handbook – Guide to Cost of Capital published by Duff & Phelps, LLC

6 According to the average historical economic ratio of Shagrir for the years 2013-2014

Shagrir Vehicle Services Ltd.	I-36	Valuation of Shareholder's Loan Shafrir_2014_Loan_Valuation.final

Appendix A: About the Assessor

About Variance Economic Consulting

Variance Economic Consulting Ltd. is a company for business, economic and financial consulting. The company provides a wide variety of comprehensive professional services in the business and financial field. The company has considerable experience in perform economic works and developing business strategies in the various industrial fields. The Company has a system of professional working relationships with consulting companies from supplementary fields, such an engineering, real estate appraisal, computerization, and industry and management. The company makes it a goal to provide its customers with professional services of a professional level and quality, based on the substantial experience of its managers.

The company relies on the rich experience that is has accrued during the last ten years, in the fields of consulting and business accompaniment of companies. Variance’s customers include public companies, as well as leading private companies in their fields.

Leading Staff

Ram Levy (CPA) – Founder, Partner, CEO

Ram has significant experience in accompanying and consulting companies and businesses in the Israeli market. Ram’s experience includes business consulting for leading companies in the Israeli market and start up companies. Ram’s experience includes corporate valuations, the establishment of plans for mergers and business ventures, expanding BOT projects, opinions for courts, building financial models and examining the feasibility of projects. Before working at Variance, he was a senior manager at Kesselman Finance (PriceWaterhouseCoopers Corporate Finance). He also served as VP of Business Development in Spectronics Ltd. and a financial consultant for private consulting firms. Ram has a BA in Accounting from the College of Management (Academic Track), as well as a BA in Life Scienses and an MBA, specializing in finance, from Bar Ilan University.

Amnon Alon – Partner, Valuations Department Manager

Amnon brings experience in extensive financial fields. His experience includes, inter alia, consulting for public and private companies in the fields of valuations, examining financial feasibility, examining projects and building financial models in the project finance field and consulting in mergers and acquisitions. Before joining Variance, Amnon worked at Discount Bank in the Financing Department, accompanying projects as an analyst and as a project manager in the BOT field, in the scope of the position Amnon worked on many projects in the project finance field (BOT/PFI), and in real estate projects. Amnon has a BA in Finance from Maryland University and an MBA in Finance from John Hopkins (with honours).

Shagrir Vehicle Services Ltd.	I-37	Valuation of Shareholder's Loan Shafrir_2014_Loan_Valuation.final

Variance Economic Consulting Ltd. 3 Hanechoshet Street, Tel Aviv, 6907168	Tel.: 03-5025155 Fax: 1533-5025155	info@variance.co.il www.variance.co.il

Shagrir Vehicle Services Ltd.	I-38	Valuation of Shareholder's Loan Shafrir_2014_Loan_Valuation.final

Shagrir Group Vehicles Services Ltd.

Examination of Impairment of Goodwill for the Acquisition of Car2Go Ltd.

As of December 31, 2014

May 2016

Variance Economic Consulting Ltd.

I-39

Glossary

Reference	Definition
The Management	The management of Shagrir
The Company and/or Car2Go	Car 2 Go Ltd.
Variance	Variance Economic Consulting Ltd.
Valuation Date	December 31, 2014
Pointer	Pointer Telocation Ltd., the parent company of Shagrir
Shagrir Systems	Shagrir Systems Ltd. (from which the holdings in Car2Go were transferred to Shagrir Group Vehicle Services Ltd. in the course of restructuring)
Shagrir	Shagrir Group Vehicle Services Ltd.
IAS 36	International Accounting Standard 36 “Impairment of Assets”
IFRS 3R	International Accounting Standard no. 3 “Business Combinations”
WACC	Weighted average cost of capital

Shagrir Vehicle Services Ltd.	I-40	Examination of Impairment of Goodwill for Car2Go

May 25, 2016

To:

Ms. Revital Avrahami

CFO

Shagrir Group Vehicle Services Ltd.

Further to your request, Variance conducted an application ofthe IFRS international standard of work for the purpose of examining the impairment of goodwill for the acquisition of 62.3% of the share capital of Car2Go, as of December 31, 2014. This work is based on work that we performed in the course of examining the impairment of goodwill as of December 31, 2014, in accordance with the American standard for Shagrir Systems, which was the holder of Car2Go on the date of that valuation, and is performed based on information that was known as of the date of said work’s performance. Therefore, the work includes forecasts, guidelines and a description of the activities, which are not necessarily relevant to the activities of Car2Go on the date of signing of this work.

Shagrir was incorporated on November 25, 2014 as a private company under the laws of the State of Israel. On December 30, 2014 a restructuring process was completed, wherein a portion of the activities of Shagrir Systems Ltd. was transferred to Shagrir, including mainly the field of services provided to insurance companies, which is one of the two fields of activity undertaken by the Company. As part of this process, Shagrir Systems, a company fully held by Pointer, was merged, with all of its remaining activities, with and into Pointer. On July 1, 2015, as a part of the completion of this process, Shagrir acquired from Pointer all of its shares in Car2Go, in consideration for their nominal value.

Car2Go is a company engaged in the operation of a service for renting vehicles on an hourly basis. In June 2008, Shagrir Systems acquired, through allotment, 51% of the shares of Car2Go. The remainder of the cost, beyond the net carrying value of the assets, which were purchased for NIS 1.02 million, was attributed to goodwill, which was recorded in Shagrir Systems’ books. In February 2012, Shagrir Systems invested an additional NIS 3 million in Car2Go, and increased its holdings to 62.3% of the shares of Car2Go.

We are aware that the results of our work are intended to assist Shagrir’s management in the preparation of its financial reports. It is agreed that Shagrir may attach this valuation report to the Stock Exchange. Furthermore, Shagrir may attach this valuation report to its reports to the Stock Exchange and to the Israel Securities Authority. In addition, Shagrir may attach this valuation report to its reports to the public under the Securities Law, 5728-1968 or the regulations thereunder, to any prospectus submitted to the public, and to any other report submitted under the Securities Law, and within legal proceedings in Israel and/or before any competent authority in Israel.

In accordance with the International Financial Reporting Standard (IFRS) 3R, goodwill arising from an acquisition of a company should not be reduced. Instead, an annual impairment test shall be conducted (or more frequently, if there is any indication that an asset may be impaired), to measure goodwill in order to ensure that its carrying amount does not exceed its recoverable amount in accordance with the provisions of International Accounting Standards (IAS) 36.

Shagrir Vehicle Services Ltd.	I-41	Examination of Impairment of Goodwill for Car2Go

For the purpose of the impairment of the goodwill test, we have relied on the methodology determined by IAS 36 which sets forth the accounting standards for the reporting and presentation required in the case of impairment of assets. The standard provides the procedures that a corporation must adopt in order to ensure that its assets are not carried at more than their recoverable amount. An asset is carried at an amount that is higher than its recoverable amount when the book value exceeds the amount that would be recovered through the utilization of the asset or its realization.

Purpose of the Work

The purpose of this work is to examine the goodwill reflected in Shagrir’s books following the acquisition of 62.3% of the share capital of Car2Go, as of the date of valuation, in accordance with IAS 36.

Since goodwill does not generate cash flow independently of other assets, the recoverable amount of goodwill cannot be determined as a separate asset. Therefore, the recoverable amount will be determined according to the cash generating unit (CGU) to which the goodwill is allocated. The CGU of an asset is the smallest group of assets, containing the asset, which generates positive cash flow from ongoing use, independent of positive cash flow from other assets.

Shagrir’s management has identified Car2Go as the smallest unit of assets to which the goodwill is allocated, which generates independent positive cash flow from ongoing use.

Estimation of the Recoverable Amount

In accordance with the standard, the recoverable amount of an asset or CGU will be calculated as the higher of the fair value less costs of disposal and its value of use. In our work, we were requested on behalf of the Company to calculate the recoverable amount according to the fair value alone, in accordance with the Company’s accountancy policies.

Methods of the Valuation

The recoverable amount of the Company was calculated using the value in use method, which is the present value of future cash flows expected to be generated from the Company’s activity. The use of this method for the purpose of estimating the value of activity based on an assessment of the ability of a business to generate cash. Accordingly, the value of the business is estimated using the discounted cash flow, which accounts for the cash expected to be generated in the future. The future cash flows are discounted at the cost of capital reflecting the risk involved in the activity of the business, to express the return an investor would expect to receive from activity with a similar risk.

Shagrir Vehicle Services Ltd.	I-42	Examination of Impairment of Goodwill for Car2Go

Examination of Impairment of CGU Containing Minority Rights

At the time the purchase price was assigned, Shagrir presented the non-controlling rights (the “Minority Holdings”) in accordance with their relative portion of the fair value. Section 104 of IAS 36 requires that any loss sustained as a result of an identified impairment initially assigned towards reduction of the carrying value of the goodwill assigned to the unit, and afterwards towards other assets in the unit. A subsidiary in which there are non-controlling rights is a CGU, and the loss from impairment is allocated between the parent and the non-controlling rights, on the same basis according to which the revenue or loss is allocated.

Sources of the Information

The valuation document below is based on data received from the management of Shagrir. Additionally, we relied on the data from external sources that we believe to be reliable. In this document, we relied on the declarations of the Company’s and Shagrir’s management that all of the information provided to us was provided in full, and that no substantial and/or relevant document and/or information has been omitted, concealed from us or destroyed. Additionally, we relied on the fact that all of the data transferred to us is final and that no changes were made after they were provided to us. Additionally, we assume that the information and data provided to us is accurate, complete and precise, and we are not required to perform any review or verification of the aforesaid information.

The main sources of the information used by us in the performance of the valuation are as follows:

-	Pro-forma financial statements of Car2Go for 2011;

-	Financial information regarding Car2Go for the purpose of Shagrir’s joint financial statements for 2012-2014;

-	The Company’s 2015 budget;

-	Public information;

-	Accounting standard IAS 36;

-	Discussions with the management of Car2Go and Shagrir.

Rounding Numbers

Due to rounding numbers, there may be a slight deviation in the presentation of the numbers in this document.

Conclusions

We estimate that the recoverable amount of 100% of the share capital of the Company, as of the date of the valuation, is approximately NIS 786 thousand.

The following table presents the summary of the impairment test of the GCU's goodwill (NIS thousands):

Date	Book value	Recoverable amount	Amount for reduction
December 31, 2014	2,582	786	1,796

Shagrir Vehicle Services Ltd.	I-43	Examination of Impairment of Goodwill for Car2Go

As of the date of the valuation, the book value of the Company amounts to approximately NIS 2.582 million, which is higher than the recoverable amount. According to the provisions of IAS 36, due to the fact that the book value is higher than its recoverable amount, a reduction of goodwill is required.

Professional Experience of Variance and the Assessor

Variance has substantial experience in economic works generally, and for accounting purposes specifically. Variance has performed a large number of corporate valuations, valuations of holdings and valuations of options and financial instruments based on international and American accounting standards. The examination of impairment of goodwill included in this work was led by Ram Levy, who has vast experience in the management and execution of valuations generally and valuations of this kind in particular. His experience includes, inter alia, valuations of public companies in scopes similar or even larger than the value of activities of Car2Go, subject of this valuation. Ram has the suitable education and extensive relevant experience (see the Company’s profile and the experience of the assessor in Appendix C).

Engagement and Independence

a.	This work was performed at the request of Shagrir, based on the definitions and terms determined in the engagement agreement between Shagrir and Variance dated September 2015. We hereby declare that we are independent of Shagrir and Car2Go, and we are not an interested party and do not expect to become an interested party therein in the future.

b.	Shagrir has undertaken vis-à-vis Variance that in the event that claims are filed against Variance in legal or other proceedings, and is required to pay any amount to a third party in connection with the work performed for the Company, it shall indemnify Variance for any amount charged exceeding three times the fees paid for this work. The indemnification obligation will not apply if it is determined by a court in a peremptory ruling that Variance, in connection with providing the services and/or work product to which the provided opinion pertains, has acted with gross negligence, contempt or [mal]intent. Additionally, the Company undertakes not to initiate legal proceedings against Variance in relation to this engagement.

c.	The fees that we received for the performing the work are not contingent on the results produced, and do not depend on Shagrir’s or the Company’s performance, or the success of any commercial activity related to the performance of the work.

As of the date of the valuation, there are no substantive business ties with Shagrir (other than as a routine service provider and receiver of service), no such ties have existed in the two years preceding the performance of the valuation work, and no such ties are expected to exist in the future.

d.	The results of the work are not reliant on and/or impacted by the fees for the services provided.

Shagrir Vehicle Services Ltd.	I-44	Examination of Impairment of Goodwill for Car2Go

e.	The information appearing in this report does not purport to include all of the information required by a potential investor and is not intended to determine the value of Car2Go and/or its assets for a specific investor. Various investors may have different objectives and considerations, and examination methods based on different assumptions, and accordingly, the price that they may be willing to pay for the Company and/or its various assets may be different.

f.	It is further important to note that our conclusions in this valuation rely largely on forward-looking information, based primarily on information existing in the Shagrir and/or Car2Go as of the date of this work’s drafting, and includes estimates, assumptions or intentions that are correct as of the date of this work’s drafting which may not be realized or only partially realized. Therefore, the actual results, in whole or in part, may be materially different, positively or negatively, from the results estimated, derived or implied from information that we have received from the management of Shagrir and/or Car2Go.

g.	This work does not constitute a due diligence and does not purport to include all the information, examinations, assessments or any other information included in due diligence process, including an examination of contracts and engagements of Car2Go.

h.	The results of this work are relevant strictly as of the date of the work’s performance and the purpose for which it was performed. As stated, this work should not be used other than for this purpose.

i.	This document does not constitute, in any manner, an invitation or offer to invest, purchase, sell or hold securities or financial instruments related to the corporation to which this document pertains or to Shagrir.

j.	This work is limited to conducting an examination of the impairment of Car2Go’s goodwill and is performed subject to the additional terms and limitations described in Appendix A.

k.	All rights are reserved by Variance Economic Consulting Ltd.

We are pleased to hereby provide the examination of impairment of goodwill report for Shagrir, and for all questions and matters related to the work, please contact Variance Economic Consulting Ltd. at 03-5025155.

Sincerely,

Variance Economic Consulting Ltd.

Shagrir Vehicle Services Ltd.	I-45	Examination of Impairment of Goodwill for Car2Go

1. Description of Car2Go	8

2. Analysis of Business Results	10

3. Methodology	13

4. Estimation of Recoverable Amount	15

5. Summary and Conclusions	17

Appendix A – Conditions and Limitations	18

Appendix B – Determining the Capital Cost	19

Appendix C – Details of the Assessor	20

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1. Description of Car2Go

1.1 General

Car2Go is a private company incorporated in Israel on June 2, 2008. Car2Go is a company engaged in the short-term rental of vehicles, from several hours in duration to several days. The price charged by the Company includes all expenses involved in the maintenance of the vehicles. The Company’s vehicles are situated throughout the streets of the Dan metropolitan area, and can be rented by telephone order or via the Company’s website.

Car2Go’s vision is based on the concept of “Car Sharing,”1 which provides customers with the option of traveling in a new car on any day, at any time. The advantages of the Company’s business model include the model’s cost-saving nature, as compared to vehicle ownership (for the needs of certain users), a reduction in the number of vehicles on Israel’s roads and reduction of negative climate impact.

On May 15, 2009, a share purchase agreement was signed between Car2Go and Shagrir Systems. As part of the agreement, the Company issued approximately 10,792 shares to Shagrir Systems, representing, at the time and following the issuance, approximately 51% of the Company’s issued share capital. As consideration for the issuance, Shagrir Systems paid the nominal value of the shares (approximately NIS 10,792). Furthermore, as part of the agreement, Shagrir Systems extended a shareholder loan to the Company, amounting to approximately NIS 6 million in total (cash value amounting to approximately NIS 1 million and services provided amounting to approximately NIS 5 million).

Additionally, as part of the signed agreement, Shagrir Systems received the Company’s commitment that, in the event of the exercise of the options issued by the Company, corresponding shares would be issued to Shagrir Systems (against their nominal value), such that following the exercise of such options, Shagrir Systems would continue to possess holdings amounting to approximately 51% of the Company’s issued and paid-up share capital on a fully diluted basis.

In February of 2012, Shagrir Systems expanded its holdings in Car2Go to 62.3% of its shares, in consideration for an additional payment of NIS 3 million.

1.2 The Business Model

Customers registered via the Company’s website are able to access any one of the Company’s vehicles at any time, to swipe a smart card and, with that, to rent the vehicle. The business model according to which the Company is managed involves a fixed rate of pay per hour of usage, with an additional fee per kilometer traveled. This payment includes gas, insurance, maintenance expenses and comfortable parking in designated parking structures and in parking spaces located centrally throughout the city.

The Company’s website displays three primary tracks of engagement available to the Company’s customers, which are adapted to the number of times the customer uses the service.

1 Car Sharing – the model of short term rentals of vehicles, in most cases by the hour.

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The tracks are as follows:

A)	Track for occasional traveling.

B)	Track for users engaged 3-4 times per month.

C)	Track for users engaging once a week or more.

Advantages of the Service

The Company’s services grant several advantages to its users. As opposed to other car rental companies, Car2Go offers vehicles that are dispersed throughout the streets of the Dan metropolitan area, which are available at any time. According to the Company’s calculations, for individuals traveling less than 10,000 kilometers annually, the alternative provided by Car2Go’s services is actually preferable to owning a private vehicle (after taking into consideration costs relating to depreciation, insurance, gas, etc.).

As stated, the Company has plans to expand its activities by dispersing its vehicles throughout the entire country. Furthermore, the Company is presently engaged in expanding its operations for business clients through an arrangement similar to that currently employed for its private customers.

In addition, the Company is currently in the advanced stages of negotiations with the Tel Aviv Municipality on a project which would allow customers to collect a company vehicle at point A and return it to point B within the city (similar to the bicycle rental project currently active in the city). Conversations with the Company’s management reveal that the agreement will involve the Tel Aviv Municipality’s commitment to allow hundreds of vehicles over a period of ten years.

1.3 Company’s Services

Car Sharing Service

In its current stage, the Company has approximately 200 vehicles at its disposal, most of them of the Super Mini category. Furthermore, the Company also offers commercial and family vehicles. The number of Company customers, as of the date of valuation, is estimated at around 7,500 subscriptions.

In order to expand its services to other areas of the country, over the course of 2011 Car2Go engaged in collaboration with Israel Railways that would involve that allocation of designated parking spaces to Car2Go in parking structures at a number of train stations throughout the country. In addition, Car2Go engaged with the student union at the Technion, wherein union members have begun offering the Company’s services to students at a discounted rate.

Technology – CS – 28P

Over the course of 2009, Car2Go developed a technological solution to manage the field of Car Sharing. The system is the result of the integration of Pointer’s pre-existing system (including GPS hardware, card readers, and RFID) with shelf software, for the management of the fleet of vehicles and customer orders, purchased from a Canadian tech company. The solution that has been developed makes it possible, inter alia, to unlock a vehicle using a magnetic card and to locate a vehicle by GPS, to rent a car by the hour via the internet and to manage orders.

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The following is a chart that presents the solutions of the system:

The sales rights to the system that has been developed are owned fully by the Company. The software was developed exclusively for internal use by the Company, in order to save on expenses.

1.4 Main Competitors2

Vehicle rentals on an hourly basis is a service unique to the Company. However, there are dozens of companies in the market offering short term rentals. The companies comprising the bulk of activity in the vehicle rental industry are Shlomo Rechev, Eldan, Avis, Hertz, Budget, Elbar and Cal Auto. These companies hold around 75% of the car rental market share in Israel. The large rental companies tend to represent international companies and act as leasing companies as well.

The total number of vehicles comprising the rental market is estimated at over 50 thousand. Because this industry is characterized by the rapid replacement of car fleets, with the average vehicle being sold every 15 months, the full extent of operations may well encompass 20% of all vehicle acquisitions in Israel.

Operations are divided between business and private clients. Whereas the private customers (mainly tourists) rent private vehicles for short-term periods ranging between a day and a month, business clients lease more commercial vehicles, for periods ranging from a week and a year.

2 Source: The Car Rental Industry in Israel, 2012, Avihu Horowitz – Leasing Advisor

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Vehicle rental is an important part of tourist activity in Israel; yet, as it turns outs, the gradual decrease in rental prices has caused an increase in activity for business and private purposes, as well.

2 Analysis of Business Results

2.1 Profit and Loss Report

The following are the profit and loss statistics, based on the Company’s pro-forma report for 2011, as well as on financial information for the purposes of Shagrir’s joint financial statements for 2012-2014 (in NIS thousands):

NIS thousands	2011	2012	2013	2014
Vehicle Rentals	11,460	12,803	13,088	12,758
Other income	1,381	1,552	796	564
Total income	12,841	14,355	13,884	13,322
Rate of Growth		12%	-3%	-4%
Cost of sale (without depreciation)	11,654	12,499	11,365	11,132
Gross profit	1,187	1,856	2,519	2,190
From Income	9%	14%	19%	17%
Advertising & marketing expenses	1,752	1,309	1,176	1,435
Management and general	1,161	1,394	1,941	1,827
EBITDA	(1,726)	(847)	(598)	(1,072)
Depreciation	217	239	608	657
Operational profit (loss)	(1,943)	(1,086)	(1,206)	(1,729)
From Income	-15%	-8%	-9%	-13%
Other income (expenses)	(4)	(8)	-	-
Financing income (expenses)	(1,005)	(703)	(838)	(809)
Net profit (loss)	(2,952)	(1,797)	(2,044)	(2,538)

Income

The Company’s income is comprised of income from vehicle rentals and other income from registration fees, product sales and other services. The Company’s total income for the years 2013-2014 amounted to approximately NIS 13.9 million and NIS 13.3 million, respectively. The reason for the decrease stems from the lowering of service prices and reduction in the number of service tracks, which in turn were undertaken in order to boost subscriptions and income in the coming years. The Company’s total income for 2012 amounted to approximately NIS 14.4 million, a 12% growth compared to 2011.

Gross Profit

The Company’s gross profits for the years 2013-2014 amounted to approximately NIS 2.5 million and NIS 2.2 million, respectively, and comprised approximately 17%-19% of the income. The gross profit in these years improved, both as an absolute number and as a percentage of income, as compared with 2011-2012. The gross profit for 2011 amounted to approximately NIS 1.2 million, at around 9% of the income, and approximately NIS 1.9 million in 2012 comprising 13% of turnover. The growth in gross profit stems mainly from a streamlining process that began already in 2012, in the course of which less profitable rental tracks were eliminated (those without subscription fees) in the final fiscal quarter of 2012. Part of the growth in gross profitability stems from the reclassification of one of the operational team member’s expenses, which were previously classified as a sales cost, and are now classified under management and general expenses.

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The following graph demonstrates the development of the Company’s income and gross profit rate for the years 2011-2014 (in NIS thousands and percentages):

Operational Expenses

Sales and Marketing Expenses

In 2014 sales and marketing expenses amounted to approximately NIS 1.4 million. Sales and marketing expenses were materially reduced during the years 2012 and 2013, wherein in 2013 these expenses amounted to NIS 1.2 million, a 10% decrease from 2012. In 2012, these expenses amounted to NIS 1.3 million, a 25% decrease from 2011. As a percentage of turnover, advertising and marketing expenses dropped from 14% of turnover in 2011 to 8% of turnover in 2013. The decrease stemmed from a fall in advertising expenses, wherein the Company invested extensively in advertising during its initial years of operation, in order to raise consumer awareness for the product.

Management and General Expenses

In 2014, these expenses amounted to approximately NIS 1.8 million. Management and general expenses for 2013 amounted to approximately NIS 1.9 million, comprising 14% of turnover and reflecting an increase of 40% from 2012, when management and general expenses amounted to approximately NIS 1.4 million, comprising 10% of turnover. Most of the growth in 2013 was owed to a raise in management staff salaries in general and, in particular, that of the CEO, as well as an increase in professional services provided to the Company and the reclassification of the salary that had previously been classified as a sales expense, as stated above.

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Operational Profit

The Company recorded operational losses in each year that it has been active; however, there was a gradual improvement in the years 2011-2012, followed by renewed losses in 2013-2014. The primary growth in operational losses in 2014 stemmed from the effects of Operation “Protective Edge.” In 2013, the operational losses amounted to approximately NIS 1.2 million (a negative rate of approximately 9% of income). It should be noted that most of the operational losses were recorded in the third and fourth fiscal quarters of 2013, when the Company effected changes in its pricing model and service tracks, increasing marketing costs in order to advertise the changes; whereas in the first two fiscal quarters of that year, the trend of the previous years had continued and brought the Company close to operational balance.

In 2012 operational losses amounted to approximately NIS 1.1 million (a negative rate of some 8% of income), and in 2011, the operational losses amounted to approximately NIS 1.9 million (a negative rate of some 15% of income).

2.2 Balance

The following is a draft balance for Car2Go as of 31 December 2014, as received from the Company (in NIS thousands):

NIS Thousands	December 31, 2014
Current assets:
Cash and cash value	5
Customers	1,256
Debtors and outstanding debt	158
Inventory	116
Total current assets	1,535
Designated for compensation	244
Net permanent assets	1,916
Total assets	3,695
Current obligations:
Credit from bank corporation and others	848
Obligations to suppliers and service providers	1,084
Creditors and credit balance	1,645
Total current obligations	3,577
Loan from parent company and shareholders	12,104
Net obligations from termination of employer/employee relations	269
Equity	(12,256)
Total obligations	3,695

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2.3 Calculation of Book Value

The following table presents the calculation of the book value of Car2Go as of December 31, 2014 (NIS thousands), as received from the management of Shagrir:

NIS thousands
Total operating assets	3,446
Total operating liabilities	(2,729)
Goodwill and surplus cost	1,865
Total book value	2,582

The following details the operating expenses and operating liabilities:

NIS thousands
Total operating assets
Customers	1,256
Accounts receivable	158
Inventory	116
Net fixed assets	1,916
Total operating assets	3,446
Operating liabilities
Liabilities to suppliers and service providers	1,084
Accounts payable	698
Receivables and payables of the parent company	947
Total operating liabilities	2,729

3 Methodology

3.1 General

IAS 36 standard provides the procedures that a corporation must adopt in order to ensure that its assets are not carried at more than their recoverable amount. An asset is carried at an amount that is higher than its recoverable amount when the book value exceeds the amount that will arise from the asset’s use or exercise.

The impairment test includes the following stages:

•	Determining the correct timing for the impairment test – this stage includes a requirement to identify indications of impairment;

•	Estimating the recoverable amount of the asset or the CGU to which the asset is allocated. The recoverable amount of an asset is defined as the higher of the net sale price of the asset and its value of use;

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•	Recognizing and measuring the loss from impairment and its allocation to the CGU's – the value of the asset will be reduced to the recoverable amount if the recoverable amount of the asset is lower than its book value.

An examination of impairment of a CGU with minority rights

Shagrir presents the minority rights based on their relative share of the fair value.

Loss from impairment of a CGU with minority rights

Section 104 of IAS 36 requires that any loss from impairment identified will be first allocated to a reduction of the book value of the goodwill allocated to the unit and thereafter to other assets in the unit. A subsidiary with non-controlling rights is a CGU, and the loss from impairment is allocated between the parent company and the non-controlling rights according to the same basis based on which the profit or loss is allocated.

3.2 Goodwill

In accordance with IAS 36, the goodwill that arises from the purchase of a Company cannot be reduced. Instead, an impairment test must be performed to measure goodwill once annually (or more frequently, if there are indications that impairment of this asset have occurred).

Goodwill recognized in a business combination is an asset that represents the future economic benefits that will arise from other assets purchased in a business combination that cannot be identified or recognized separately. Goodwill does not generate cash flow independently of other assets or other groups of assets. Therefore, the recoverable amount of the goodwill cannot be determined as a separate asset. As such, the recoverable amount will be determined for the CGU to which the goodwill is allocated, as described in Section 4.4 below.

3.3 Definition of a CGU

In accordance with the provisions of IAS 36, the accounting treatment for impairment must be handled for single assets. When this is not possible, because an asset generates cash flow only together with other assets, impairment must be examined by combining a number of assets into a group known as a “cash generating unit” or CGU.

“If there is any indicator of asset impairment, the recoverable amount shall be estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, an entity shall determine the recoverable amount of the CGU to which the asset belongs (the asset’s CGU).” (Section 66 of IAS 36).

A CGU of an asset is the smallest group of assets that contain the asset, and that generate positive cash flows from ongoing use, which are independent of the positive cash flows from other assets.

The management of Shagrir has identified Car2Go as the smallest group of assets to which the goodwill is allocated, which generates a positive cash flow that is independent of ongoing use. Therefore, the impairment test set forth below relates to Car2Go as a CGU.

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3.4 Estimate of the Recoverable Amount

In order to examine the need to recognize loss from impairment of a CGU, a comparison must be made between the book value of the unit and its recoverable amount. The carrying of the CGU must be determined consistently with the manner with which the recoverable amount of the CGU is determined.

The recoverable amount will be calculated as the fair value less sales costs of the asset or the value of use, as the higher between:

a. The fair value less the costs of the sale are the amount that can be received from the sale of the asset in a good faith transaction between a voluntary purchaser and seller, acting in an educated manner, less any direct additional exercise costs.

b. The value of the use of the asset is the current value of the future cash flow estimate, expected to be generated from the ongoing use of the asset and the exercise of the asset at the end of its use.

In our work, we were requested, in accordance with the Company’s accounting policy, to estimate the Company’s fair value. In order to estimate the fair value, we took into account the accumulated losses of the Company. The valuation was performed using the discounted cash flow method. To do so, we projected the cash flows for the years 2015-2020 and the representative year (2021), based on forecasts provided by the management and valuations that we performed. In addition, a representative cash flow was determined on the basis of the aforesaid forecasts for the estimate of the value of the Company at the end of the period.

The cash flows were discounted at a rate reflecting the risk involved in the Company’s activity. Since it was assumed that the activity will continue to exist after the end of the aforesaid period, it has been determined accordingly, that its value at the end of the period is the current value of the cash flows infinitely, on the basis of the representative cash flow, with a fixed annual growth rate of 3%.

In order to determine the recoverable amount, it was assumed that the costs of sale for the exercise of the asset are negligible.

4. Estimate of the Recoverable Amount

4.1 General

The value of the activity of Car2Go was estimated using the discounted cash flow model. The valuation through this model relies on an estimate of the cash flows projected from the activity of Car2Go over the forecast. At the basis of this method is the assumption that the reporting unit is a “going concern,” which will continue its current business operations over an infinite outlook of activity. The economic value of Car2Go is the economic value of the cash flow from the business activity in addition to surplus assets and withholding financial liabilities.

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The projected cash flows of Car2Go are based on the financial forecasts and other data received from the management of Car2Go, including actual results of the business activity, and public data about the industry which was known as of the valuation date on December 31, 2014.

4.2 Profit and Loss Projection

The projection of the cash flows of Car2Go is based on the Company’s business plan and includes the Company’s 2015 budget and the Company’s forecast as to the scope of the activity in the subsequent years. The forecast is nominal. The following are the basic assumptions used in the assessment of Car2Go’s future cash flow.

Income:

As stated in Chapter 3, the Company’s income arises from the income from car rentals and low income from other services:

•	According to the Company’s budget for 2015, the income of Car2Go from the rental of cars is expected to amount to approximately NIS 14.4 million, an increase of approximately 12% compared to 2014. Based on discussions with the Company’s management, it appears that the primary increase arises from an increase in the amount of the Company’s subscribers following focusing the training for the Company’s sales department and customer retention efforts. In addition, the Company recruited a business development manager and designated sales person for the field of small/medium businesses (as set forth in Chapter 2.2 of the valuation).

Notwithstanding the above, and due to the Company’s failure to meet the 2014 forecast, it was assumed that the growth rate will be more moderate and amount to approximately 3%, such that the income in 2015 will amount to NIS 13.2 million. In the subsequent years, an annual increase rate of approximately 3% was assumed.

•	Income from other services – the aforesaid income arises primarily from annual subscription cancellation fees of the service and the sale of the communication systems. On the basis of the Company’s 2015 budget, the income from this section is expected to amount to approximately NIS 125 thousand. In the subsequent years, a rate of increase was assumed identical to the rate of increase of the income from car rentals.

Furthermore, as set forth in Section 2.2 of the valuation, the Company is in advanced negotiations with the Tel Aviv Municipality for a project in which one of the Company’s cars can be collected from point A and returned to point B in the city (similar to the bicycle rental project operational in the city). From discussions with the Company’s management, it appears that this agreement will include an undertaking of the Tel Aviv Municipality for a quantity of hundreds of vehicles for a period of ten years. In light of the uncertainty in the receipt of this project, the forecast presented in this work did not include the Company’s projected income for it.

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Cost of the sale (less depreciation):

According to the Company’s 2015 budget, it was assumed that the cost of the sale will constitute approximately 81% of the income compared to the historical cost of sale of approximately 84% of the income. This decrease in the cost of sale arises from savings that the Company will generate in light of the transition of the car rental from Shagrir to Lease4U at lower costs. In the subsequent years, it was assumed that the cost of the sale will be gradually reduced throughout the year of the forecast, until 71% of the turnover from 2020 and thereafter, as a substantial part of the cost of the sale is comprised of fixed expenses, such as operating and maintenance of computers and software.

Operating expenses:

Sale and marketing expenses – the cost of sales and marketing section includes salary expenses, advertising expenses and sales promotions, and others. According to the Company’s budget, the aforesaid expenses are expected to amount to NIS 1.4 million in 2015, approximately 10% of the income, similar to the rate of expenses in 2014. In the subsequent years, it was assumed that the rate of sale and marketing expenses will be reduced and amount to approximately 10% of the income.

Management and general expenses – the section of management and general expenses includes salary expenses, professional services, consulting and legal, rental fees, office and communications expenses, and others. According to the Company’s 2015 budget, it was assumed that these expenses will amount to approximately NIS 2.1 million, approximately 16% of the income. These expenses constitute an increase of approximately 15% compared to 2014, in light of the recruitment of two new employees of the Company as of February 2014, an operations manager and business development manager.

The management and general expenses are naturally fixed and do not vary based on growth in turnover and therefore in the subsequent years, it was assumed that the management and general expenses decreased gradually from approximately 16% from the turnover in 2015 to an amount of approximately 15% from the turnover in 2018 and thereafter.

Tax rate – the corporate tax rate in Israel of 26.5% was assumed, as well as accumulated losses in the amount of approximately NIS 15 million.

The following table summarizes Car2Go’s profit and loss projection in reliance on the assumptions listed above for the years 2015-2021 (NIS thousands):

NIS thousands	2015	2016	2017	2018	2019	2020	Representative
Income:
Car rental	13,227	13,624	14,033	14,454	14,887	15,334	15,794
Income from other services	125	129	133	137	141	145	149
Income	13,352	13,753	14,165	14,590	15,028	15,479	15,943
Growth rate		3%	3%	3%	3%	3%	3%
Cost of sale (without depreciation)	10,837	10,860	10,884	10,908	10,932	10,956	11,320
Gross profit	2,516	2,893	3,281	3,682	4,096	4,523	4,624
% of income	19%	21%	23%	25%	27%	29%	29%
Marketing and sales expenses	1,384	1,412	1,440	1,469	1,498	1,528	1,574
Management and general expenses	2,109	2,151	2,194	2,238	2,283	2,328	2,398
EBITDA	(977)	-670	-353	-24	315	667	652
Depreciation expenses	623	637	651	93	67	75	79
Operating profit (loss)	(1,600)	(1,307)	(1,004)	(117)	248	592	573
% of income	-12%	-10%	-7%	-1%	2%	4%	4%

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4.3 Cash Flow

Investments in fixed assets – from discussions with the Company’s management, it appears that no material investments are expected in fixed assets, as it is expected to lease its vehicles from Lease4U as opposed to purchasing them. Accordingly, it was assumed that the investments in fixed assets will constitute approximately 0.5% of the income. In 2021, the representative year, it was assumed that the investments will be in the amount of the depreciation.

Working capital - for the calculation of the working capital, the data was based on customers, debtors, inventory, suppliers, and payables, assessed based on conversations with the Company’s management, and historical results of the Company.

Capital price (WACC) – the cash flow was discounted at a rate of 14%. In order to estimate the price of the capital, we applied the weighted average cost of the capital model (WACC) in order to reflect the risk involved in the Company’s cash flow. For details, see Appendix B.

Long-term growth rate – 3%.

The following is a forecast of the cash flow of Car2Go for 2015-2021 (NIS thousands):

NIS thousands	2015	2016	2017	2018	2019	2020	Representative
Operating profit (loss) before tax	(1,600)	(1,307)	(1,004)	(117)	248	592	573
Less: income tax	0	0	0	0	0	0	(152)
Operating profit after income tax	(1,600)	(1,307)	(1,004)	(117)	248	592	421
In addition to: depreciation	623	637	651	93	67	75	79
Less: investment in fixed assets	(66)	(68)	(70)	(72)	(74)	(77)	(79)
Less: decrease (increase) in working capital	123	40	41	42	43	45	46
Free cash flow	(920)	(699)	(382)	(54)	284	635	467
Retention value							4,371
Discounted cash flow	(862)	(574)	(275)	(34)	158	309	2,064

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In light of the above, the value of Car2Go’s activities, as of the valuation date, is estimated at NIS 786 thousand.

4.4 Sensitivity Analysis

We have performed a sensitivity analysis for the value of the activity of Car2Go, by an examination of the impact of two central parameters in the model, namely the price of the capital and long-term growth rate.

Cost of capital / growth rate	12%	13%	14%	15%	16%
1%	1,004	711	468	265	93
2%	1,231	891	614	384	191
3%	1,509	1,108	786	522	305
4%	1,857	1,373	992	686	437
5%	2,304	1,704	1,244	883	593

5 Summary and Conclusions

As of December 31, 2014, the Company’s book value amounts to approximately NIS 2,582,000. The recoverable amount is estimated at approximately NIS 786,000.

The following table presents the summary of the examination of impairment of the Company’s goodwill (NIS thousands):

Date	Book value	Recoverable amount	Amount for reduction
December 31, 2014	2,582	786	1,796

As of the date of the valuation, the book value of the Company amounts to approximately NIS 2,582,000, which is higher than the Company’s recoverable amount. According to the provisions of IAS 36, due to the fact that the book value is higher than its recoverable amount, a reduction of goodwill is required in Shagrir’s books.

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Appendix A – Conditions and Limitations

This valuation is intended to be used by Shagrir for the purpose of this work alone. It is agreed that Shagrir may submit this valuation report to the Stock Exchange and Securities Authority. Additionally, Shagrir may attach this valuation report to its reports to the public, under the Securities Law, 5728-1968 or regulations thereunder, to the prospectus that will be published publically, and to any other report submitted under the Securities Law, and within legal proceedings in Israel and/or before any competent court in Israel.

In our work, we relied on data received from the management of the Company and the management of Shagrir. Additionally, we relied on data from external sources that we believe to be reliable. In the examination of the impairment of goodwill in this document, we relied on the declarations of the Company’s and Shagrir’s management that all of the information provided to us has been provided to us fully, and that no substantial and/or relevant document and/or information has been omitted or concealed from us. Additionally, we relied on the fact that all of the data transferred to us is final and that no changes were made after they were provided to us. Additionally, we assume that the information and data provided to us are accurate, complete and precise, and we are not required to perform any review or verification of the aforesaid information.

Any information used by Variance in the valuation of the assets includes documents and information collected in the process of the examination of the impairment of goodwill will be kept in Variance’s database.

It is further important to note that our conclusions in this valuation rely largely on forward-looking information based primarily on information existing with the Company as of the date of this valuation, and includes estimates, assumptions or intentions that are correct as of the date of this valuation, which may change, not be realized or only partially realized. Therefore, the actual results, in whole or in part, may be materially different, positively or negatively, from the estimated results, derived or implied from the information that we have received from the management of the Company.

This work is not a due diligence and does not purport to include all the information, examinations, assessments or any other information included in due diligence, including an examination of the contracts and engagements of Shagrir.

The results of the valuation are relevant strictly as of the date of the valuation and the purpose for which it was performed. As stated, this valuation should not be used for any other purpose.

We note that we have no reliance on Shagrir and/or the Car2Go and we are not interested parties in either of them or expect to become so in the future.

The fees that we have received for performing the work are not contingent on the results of the valuation that we performed and do not depend on the Company’s or Shagrir’s performance, or the success of any related business activity.

Shagrir Vehicle Services Ltd.	I-60	Examination of Impairment of Goodwill for Car2Go

Appendix B – Determination of the Capital Price

In order to determine the capital price of Car2Go, we performed a calculation based on the CAPM model of the price of the capital reflecting the level of risk of the Company. We relied on the public corporate data in the car rental industry. The following is the calculation of the price of the capital:

WACC = Ke * E / (E + D) + Kd *D / (D + E) * (1-T)

Ke = Rf + Rp * Beta + SSp

When:

Parameter	Description	Rate
T	Tax rate[3]	26.5%
Kd	Marginal interest rate required on the debt (before tax)[4]	8.7%
Rf	Risk-free interest[5]	3.63%
Rp	Risk premium for investors beyond the risk-free interest rate[6]	6.96%
Beta	Company’s risk in the sample regarding the market[7]	1.63
SSp	Risk premium specific to the Company[8]	8.99%
Ke	Rate of return required for equity	24%
D/(E+D)	Share of the financial debt in financing operations [9]	56%

The discount rate received from the aforesaid calculation is (rounded) 14%.

3 The weighted tax rate applicable to the companies in Israelfor the long term.

4 Based on the weighted average of the interest rate paid by Car2Go after the adjustment to average duration and inflation.

5 Source: Return rate of unlinked bonds with fixed interest (‘Shahar’) gross, as of the valuation date, with average maturities of 15 years (based on data from the Triple A system).

6 Source: 2014 Valuation Handbook – Guide to Cost of Capital, published by Duff & Phelps, LLC

7 Expressed in weekly average beta for a period of three years for the sample companies (re-leveraged)

8 Source: 2014 Valuation Handbook – Guide to Cost of Capital, published by Duff & Phelps, LLC

9 Based on the debt to invested capital ratio of the sample companies.

Shagrir Vehicle Services Ltd.	I-61	Examination of Impairment of Goodwill for Car2Go

Appendix C: About the Assessor

About Variance Economic Consulting

Variance Economic Consulting Ltd. is a consulting company for business, economic and financial consulting. The company provides a wide variety of comprehensive professional services in the business and financial field. The company has considerable experience in performing economic works and developing business strategies in the various industrial fields. The Company has a network of professional working relationships with consulting companies from supplementary fields, such an engineering, real estate appraisal, computerization, and industry and management. The company makes it a goal to provide its customers with professional services of a professional level and quality, based on the substantial experience of its managers.

The company relies on the rich experience that is has accrued during the last ten years, in the fields of consulting and business accompaniment of companies. Variance’s customers include public companies, as well as leading private companies in their fields.

Leading Staff

Ram Levy (CPA) – Founder, Partner, CEO

Ram has significant experience in accompanying and consulting companies and businesses in the Israeli market. Ram’s experience includes business consulting for leading companies in the Israeli market and startup companies. Ram’s experience includes corporate valuations, the establishment of plans for mergers and business ventures, expanding BOT projects, opinions for courts, building financial models and examining the feasibility of projects. Before working at Variance, he was a senior manager at Kesselman Finance (PriceWaterhouseCoopers Corporate Finance). He also served as VP of Business Development in Spectronics Ltd. and a financial consultant for private consulting firms. Ram has a BA in Accounting from the College of Management (Academic Track), as well as a BA in Life Sciences and an MBA, specializing in finance, from Bar Ilan University.

Amnon Alon – Partner, Valuations Department Manager

Amnon brings experience in extensive financial fields. His experience includes, inter alia, consulting for public and private companies in the fields of valuations, examining the financial feasibility, examining projects and building financial models in the project finance field and consulting in mergers and acquisitions. Before joining Variance, Amnon worked at Discount Bank in the Financing Department, accompanying many projects in the project finance field (BOT/PFI), and in real estate projects. Amnon has a BA in Finance from Maryland University and an MBA in Finance from John Hopkins (with honors).

Shagrir Vehicle Services Ltd.	I-62	Examination of Impairment of Goodwill for Car2Go

Variance Economic	Tel.: 03-5025155	info@variance.co.il
Consulting Ltd.	Fax: 1533-5025155	www.variance.co.il
3 Hanechoshet Street, Tel
Aviv, 6907168

Shagrir Vehicle Services Ltd.	I-63	Examination of Impairment of Goodwill for Car2Go

May 25, 2016

To

Ms. Revital Avrahami,

CFO

Shagrir Group Vehicle Services Ltd.

Re: Examination of Impairment of Goodwill for the Acquisition of Car2Go - Consent for Inclusion in the Prospectus

We hereby provide our consent that the examination of impairment of goodwill that we performed for Shagrir Group Vehicle Services Ltd. (“Shagrir”) for the acquisition of Car2Go Ltd. as of December 31, 2014, which was completed and signed by us on May 25, 2016, be published publically by their inclusion in the prospectus of Shagrir, which will be published by the end of May 2016.

Respectfully,

Variance Economic Consulting Ltd.      4

Chapter J - Additional Details

10.1	Legal Opinion

The Company has received the following legal opinion:

J-1

Tel Aviv | May 25, 2016

To

Shagrir Group Vehicle Services Ltd.

8 Hanefach Street, Holon 5881804

To Whom It May Concern,

Re: Prospectus of Shagrir Group Vehicle Services Ltd. (the “Company”) in the matter of listing for trade 8,003,900 ordinary shares listed by name, par value NIS 0.0121 each of the Company, and the Company Shelf Prospectus, dated May 27, 2016 (the “Prospectus”)

In accordance with your request, we hereby express our opinion as follows:

1.	The rights attached to the securities included in the Prospectus have been described correctly.

2.	Pointer Telocation Ltd. has the authority to offer the securities offered under the Prospectus in the manner offered.

3.	The Company’s directors have been duly appointed and their names are included in the Prospectus.

We agree that this Opinion of ours will be included in the Prospectus.

Respectfully,

Adv. Orly Tsioni	Adv. Daniel Marcovici	Adv. Shay Margalit

Yigal Arnon & Co. - Attorneys

1 Azrieli Center, Tel Aviv 6702101 | Phone 03 608 7777 | Fax 03 608 7724

31 Hillel Street, Jerusalem 9458131 | Phone 02 623 9239 | Fax 02 623 9233

www.arnon.co.il | info@arnon.co.il

J-2

10.1

10.2	Expenses in Connection with Offering and Issuance of Securities

The total issuance expenses related to the preparation of this Prospectus and its publication amount to a total of approximately NIS 1.1 million.

10.3	Allocation of Securities Other than for Full Cash Consideration

In the two years before the date of the Prospectus, the Company did not allocate and did not undertake to allocate its securities for consideration that is not comprised solely of cash, excluding:

a)	The allocation of one ordinary share par value NIS 1 each of the Company to Pointer on January 24, 2016, against the repayment of a loan in the amount of NIS 74,500,000 (including interest and linkage), which Pointer provided to the Company. For additional details, see Section 8.5.10 of Chapter H of the Prospectus.

b)	The allocation of 1,667 ordinary shares par value NIS 1 each of the Company on March 24, 2016, to a trustee for the officers and employees of the Company, against 1,667 restricted share units that have vested. For additional details, see Section 3.2.3 of Chapter C of the Prospectus.

c)	The allocation of one ordinary share par value NIS 1 to Pointer on March 29, 2016, against the repayment of debt in the amount of NIS 4,100,000, which Pointer provided to the Company. For additional details, see Section 8.5.10 of Chapter H of this Prospectus.

10.4	Review of documents

Copies of this Prospectus, the reports, approvals and Opinion, mentioned in this Prospectus, as well as the Company’s incorporation documents, can be reviewed at the Company’s registered office during normal business hours and by appointment.

Additionally, this Prospectus may be reviewed on the website of the Securities Authority at: https://www.magna.isa.gov.il and the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il/bursa/indeximptoday.htm.

J-3

Exhibit A – Valuation of Shagrir Group Vehicle Services Ltd.

A-1

Shagrir Group Vehicles Services Ltd.

Valuation of Shagrir Vehicle Services Ltd.

As of December 31, 2015

May 2016

Variance Economic Consulting Ltd.

A-2

Glossary

Reference	Definition
The Management	The management of Shagrir Ltd.
Variance	Variance Economic Consulting Ltd.
Valuation Date	December 31, 2015
Pointer	Pointer Telocation Ltd. (the parent company of Shagrir Systems)
Shagrir Systems	Shagrir Systems Ltd.
Shagrir and/or Shagrir Vehicle Services and/or the Company	Shagrir Group Vehicle Services Ltd.
WACC	Weighted cost of capital

A-3

May 25, 2016

To:

Ms. Revital Avrahami

CFO

Shagrir Group Vehicle Services Ltd.

Further to your request, Variance performed a valuation of Shagrir Vehicle Services as of December 31, 2015. The valuation is intended for the use of Shagrir for the purpose of the work alone. It is agreed that Shagrir may submit this valuation report to the Stock Exchange. Furthermore, Shagrir may attach this valuation report to its reports to the Stock Exchange under the Securities Law, 5728-1968 or the regulations thereunder, and to any other report submitted under the Securities Law, and within legal proceedings in Israel and/or before any competent authority in Israel.

Purpose of the Work

The purpose of the work below is to determine the fair value of Shagrir Vehicle Services. The fair value of an asset is defined as the amount at which the asset may be purchased or sold, between a voluntary seller and voluntary purchaser, when both parties have all of the relevant information on the transaction date. For the purpose of the valuation, a number of assumptions must be made with respect to the future activity of the Company, with the central assumption being that the Company is operating as a “going concern.”

Methods of the Valuation

The assessment of the fair value of the Company is based on the discounted cash flow method. The use of this method for the purpose of assessing the fair value of the Company is based on the assessment of the business’s ability to generate cash. Accordingly, the value of the business is estimated through discounting the cash flow, which is expected to be generated in the future. The future cash flows are discounted at the price of the capital reflecting the risk involved in the activity of the business, and expresses the return that an investor would expect to receive from a business with a similar risk.

Sources of the Information

The main sources of the information used by us in the performance of the valuation are as follows:

-	Pro-forma reports of Shagrir for 2013-2014;

-	Draft of a financial statement as of December 31, 2015;

-	The Company’s 2016 budget;

-	Discussions with the management of Shagrir;

-	A draft of the Company’s prospectus as of February 2016;

-	Public information.

The valuation document below is based on data received from the management of Shagrir. Additionally, we relied on the data from external sources that we believe to be reliable. In the valuation and this document, we relied on the declarations of the Company’s management that all of the information provided to us has been provided to us in full, and that no substantial and/or relevant document and/or information has been concealed from us or destroyed. Additionally, we relied on the fact that all of the data transferred to us is final and that no changes were made after they were provided to us. Additionally, we assume that the information and data provided to us is accurate, complete and precise, and we are not required to perform any review or verification of the aforesaid information.

A-4

Rounding Numbers

Due to rounding numbers, there may be a slight deviation in the presentation of the numbers in the document.

Summary of the Valuation

The following is a summary of the valuation of the equity of the Company as of December 31, 2015 (in NIS thousands):

NIS thousands
Value of activity	66,720
Surplus assets	8,683
Financial liabilities	(7,385)
Value of the Company (rounded)	68,017

In our estimate, the fair value of Shagrir Vehicle Systems as of the Valuation Date is estimated at approximately NIS 68,000,000 (rounded).

Professional Experience of Variance and the Assessor

Variance has substantial experience in economic works generally and for accounting purposes specifically. Variance performed a large number of corporate valuations, valuations of holdings and valuations of options and financial instruments based on accounting standards (international and American). The valuation of the activity included in this work was led by Ram Levy, who has vast experience in the management and execution of valuations generally and valuations of this kind in particular. His experience includes, inter alia, valuations of public companies in scopes similar or even larger than the value of activities of Shagrir Vehicle Services at the subject of the valuation. Ram has the suitable education and relevant experience (see the Company’s profile and the experience of the assessor in Appendix C).

Engagement and Independence

l.	This work was performed at the request of Shagrir, based on the definitions and terms determined in the engagement agreement between Shagrir and Variance in July 2015. We hereby declare that we are independent of Shagrir and/or the Company and/or the Company’s controlling shareholders, and we are not an interested party or expect to become an interested party therein in the future.
m.	Shagrir has undertaken vis-à-vis Variance that in the case in which it is sued in a legal or other proceeding, and required to pay any amount to a third party in connection with the work performed for the Company, to indemnify Variance for any amount that it is charged with, in excess of three times the fees paid for this work. The indemnification obligation will not apply if it is determined by the court in a final judgment that an action in connection with providing the services and/or work at the subject of the opinion occurred with gross negligence, maliciously or intentionally. Additionally, the Company undertakes not to initiate legal proceedings related to this engagement against Variance.
n.	The fees that we have received for the performance of the work are not contingent on the results of the valuation that we have performed, and do not depend on the Company’s performances or the success of its business activity related to the valuation.

A-5

o.	The results of the work are not reliant on and/or impacted from the fees for the services.
p.	The information appearing in this work does not purport to include all of the information required by a potential investor and is not intended to determine the value of the Company and/or its assets for a specific investor. Various investors may have different objectives and considerations, and examination methods on the basis of other assumptions, and accordingly, the price that they may be willing to pay for the Company and/or its various assets may be different.

q.	It is further important to note that our conclusions in this valuation, relied largely on forward-looking information based primarily on information existing in the Company on the date on which this valuation is written, and includes valuations, discounts or intentions as of the date on which this valuation is written which may not be realized or may be realized partially alone. Therefore, the actual results, in whole or in part, may be materially different, positively or negatively, from the results estimated, derived or implied from information that we have received from the management of Shagrir.
r.	This work does not constitute a due diligence and does not purport to include the information, examination and tests or any other information included in the due diligence work, including an examination of contracts and engagements of the Company.
s.	The results of the valuation are relevant as of the date of the valuation alone and the purpose for which it was performed. As stated, the valuation should not be used other than for this purpose.
t.	This document does not constitute, in any manner, an invitation or offer to invest, purchase, sell or hold securities or financial instruments related to the corporation to which this document pertains.
u.	This work is limited to the performance of a valuation of the Company, and is performed subject to the additional terms and limitations described in Appendix A.
v.	All of the rights are reserved by Variance Economic Consulting Ltd.

We are pleased to hereby provide the valuation to Shagrir, and for all questions and matters related to the work, please contact Variance Economic Consulting Ltd. at 03-5025155.

Sincerely,

Variance Economic Consulting Ltd.

A-6

1. Introduction	8

2. Description of the Company	8

3. Analysis of business results	10

4. Description of the business environment	15

5. Methodology	20

6. Valuation	22

Appendix A – Conditions and Limitations	27

Appendix B – Determination of the Price of the Capital	27

Appendix C – Details of the Assessor	28

A-7

1. Introduction

1.1 General

Shagrir was incorporated as a private company limited by shares on November 25, 2014, under the name Shagrir Group Vehicle Services Ltd.

On December 30, 2014, a structural change process was completed in which the Company was transferred part of the activity of Shagrir Systems Ltd., including primarily the field of services to insurance companies. In the insurance companies sector, the Company provides various services including roadside services, homeowner services, auto service centers and others. The aforesaid services are offered and sold to customers of the Company in the sector, including mainly insurance companies, and are provided directly by the Company to subscribers and/or additional customers that purchase these services from the Company directly (and not through the insurance companies).

On July 1, 2015, the Company acquired 62.31% of the holdings of Car2Go Ltd., which is engaged in the field of car sharing and rentals, from Pointer in accordance with the book cost.

2. Description of the Company

Within its activity, the Company sells, primarily through insurance companies, services for subscribers including roadside services, homeowner services and auto service centers operated by the Company. The services are primarily acquired by insurance companies (for subscribers of the Company) and are provided by the Company directly to subscribers.

The Company has additional engagements with various companies and entities, for the provision of its services in this sector both through subscriptions and charging per use.

Within the services to the insurance companies, the Company provides a group of services including three central categories: roadside services, homeowner services and service centers, which also function as the insurance companies' approved garages where the Company repairs vehicles after accidents.It is noted that the distinction between the various services that the Company provides in the field of the activity is not a rigid dichotomy and is intended merely for describing the Company’s services in its area of activity. Therefore, services of a certain kind may or may not exclude other services at the same time. Amongst the various services that the Company provides in its area of activity there is a synergy created by their combined operations. Accordingly, there is also a joint management of knowledge that enables more efficient planning, management and operation of the Company in the sector, which allows of the Company to expand the range of the services offered to its customers.

It is further noted that the Company sees strategic value in its ability to provide its customers with the broad ranges of services listed above, which provides a comprehensive response to the requirements and needs of companies and insurance agencies, which are included among the Company’s main customers in the area of activity.

The following are details of the Company’s primary services:

Road services that include, inter alia: road services and towing services for all kinds of vehicles, in cases of a technical accident and/or malfunction; light road repair services (jumpstarting the vehicle, changing a tire, battery, etc.); replacement car services, transportation services for subscribers from the site of the event; car storage and maintenance services; accompanying services for vehicles, including passing the annual licensing test, taking the car for periodic upkeep, refueling, entering vehicles, and more.

A-8

In order to supply replacement vehicles, the Company manages car rental activities and owns, as of December 31, 2015, approximately79 vehicles available for rental to its customers in accordance with eligibility and based on the terms of the rental contract. In addition, the Company rents hundreds of additional vehicles from approximately12 rental companies in engagements with the Company, based on various payment rates and conditions.

Services to homes include, inter alia: plumbing services and repairs of water damage in homes and shared space, repairs of water heaters and handling damage arising from faulty sealing, emergency services in cases of electrical outages in apartments, lock opening services and more. Services to the home in the area of pipe and water damages are performed by S.K.L (Inclusive Customer Services - Sherut Kollel Lalakuach).

The auto service center services include, inter alia: bodywork and paint in cases of accidents and damage, repair and/or replacement services of lights and side mirrors. The Company operates seven service centers, with national distribution, both for the insurance companies (as garages within the framework of an arrangement) and for vehicle fleets of private customers. Additionally, the Company makes use of the service centers to provide service to the Company’s own fleet.

The Company has agreements with ten insurance companies in Israel, based on which each of the insurance companies offers its insurers in the sale of vehicle and/or home insurance policies, to join, together with the issuance of the insurance policy, as subscribers of the services provided to the Company as well – in whole or in part – all based on the terms of the service documents of the Company.

The Company has three branches: Holon (the Company’s headquarters), Jerusalem and Haifa, for the ongoing operation of the roadside and homeowner services, as well as seven service centers throughout Israel.

Changes to the scope of activity in the field of activity and its profitability

The scopes of activity and profitability of the Company in the field of activity are impacted by a number of factors, internal and external to the Company, mainly including:

i.	The terms of the agreements with insurance companies or other customers of the Company in the area of activity;
j.	Regulatory changes to the insurance market that may increase the Company’s activity;
k.	The number of vehicles in Israel and level of kilometers traveled.
l.	The age of the apartment or vehicle and replacement of older vehicles with new ones.
m.	Number of vehicle thefts.
n.	Extreme weather changes.
o.	Technological changes.
p.	Fuel prices

Based on the considerations that occurred in recent years in factors that may impact the Company’s activity, the scope of the Company’s activity in terms of the number of subscribers to the services provided to the insurance companies is in a trend of increase, primarily due to the increase of the basket of services that the Company offers to the insurance companies, and due to the Company’s engagement with additional insurance companies.

A-9

In 2015, the Company sold approximately 973,000 subscriptions for the receipt of services in the field of activity, with various compositions. In 2014, the Company sold approximately 791,000 subscriptions; in 2013, the Company sold approximately 804,000 subscriptions.1

Activity of Car2Go

Car2Go is engaged in the field of car sharing and rental in Israel. Car2Go began its operations in 2008 and was the first company to begin to operate in the car sharing field in Israel. Within this sector, Car2Go leases vehicles for short and varying periods of time, on the basis of a daily or hourly payment, in addition to payment for the number of kilometers that the vehicle traveled. This rate includes fuel, parking and insurance. Car2Go operates its services primarily in Tel Aviv, as well as in Givatayim, Ramat Gan, Raanana and Herzliya. For the same purpose, Car2Go has a fleet of vehicles that are located in designated parking lots of various parking spots in the areas of activity.

Customers of the Company

The Company’s customers in the sector include insurance companies, government institutions, business customers and private customers. The following is a segmentation of the Company’s income in the field of operations from customers of the Company based on their sectoral association, as set forth below, for 2015, 2014 and 2013:

	2015		2014		2013
	Income in NIS thousands	% of Company’s Income	Income in NIS thousands	% of Company’s Income	Income in NIS thousands	% of Company’s Income
Insurance companies	95,154	60.7%	84,595	60.5%	85,295	61.3%
Government institutions	13,647	8.7%	13,860	9.9%	12,553	9.0%
Business customers	16,597	10.6%	17,565	12.6%	17,865	9.4%
Private customers	17,214	11.0%	13,387	9.5%	13,124	9.4%
Total	142,612	91.0%	129,407	92.5%	128,837	92.5%

3. Analysis of business results

3.1 Statement of profit and loss

The following are the Company’s business results on the basis of the pro-forma statements for 2013-2014 as well as a draft of the financial statements as of December 31, 2015, solo, as transferred to us from the management (NIS thousands):

NIS thousands	2013	2014	2015
Income	16,152	18,761	24,502
Subscription fees	77,760	74,504	80,167
Other services	34,925	36,142	37,943
Total income	128,837	129,407	142,612
Cost of sales	114,647	115,565	126,397
Gross profit	14,190	13,842	16,215
% of income	11%	11%	11%
Marketing and sale expenses	6,486	5,585	6,547
Management and general expenses	6,378	7,985	7,958
One-time reductions	900	678
Operating profit	426	(406)	1,710
% of income	0.3%	-0.3%	1%

1 It is clarified that there may be one entity that engaged with the Company with more than one subscription. The data presented in this paragraph relates to the number of subscriptions.

A-10

Income

The Company’s income increase from approximately NIS 128,800,000in 2013 to approximately NIS 142,600,000 in 2015, reflecting a weighted annual increase of approximately 5%.

The Company’s income arises from three main types:

•	Income of products, including batteries and replacement parts, which constitute approximately 13%-14% on average of the total income for the years 2013-2014. In 2015, an increase occurred in the income from the sale of products, which constitute approximately 17% of the total income. From discussions with the Company’s management, it appears that the reason for the same is an increase in the sale of replacement parts, an increase in the scope of activity of existing service centers and opening two new branches that began to operate in the same year.
•	Income from the subscriptions fees include additional services, primarily towing services, replacement cars, services for SCL and as of the end of 2014, lights and mirror services. This income constitutes approximately 56%-60% of the total income of the Company. Between 2013 and 2014, there was a decrease in income from this area of activity. Based on discussions with the management, it appears that in 2014, there was a decrease in the number of subscribers for the road services, in parallel to an increase in SCL subscriptions and a reduction of prices. In 2015, there was an increase in the subscriptions of the road and towing services, with two additional insurance companies joining in September 2014 and January 2015. In addition, in 2015, the Company began to market side mirrors and lights services to its subscribers.
•	Income from other services, including, inter alia, income from the road and replacement car services, income from service centers, bodywork and pain services. This income constitutes approximately 27%-28% of the total income.

A-11

The chart below presents the segmentation of the Company’s income for 2013-2015 (NIS thousands):

Cost of the sale and gross profit

The cost of the sale is comprised mainly from the cost of the products, the salary and ancillary expenses, expenses for subcontractors, depreciation, one-time reductions for impairment of vehicles in the amount of NIS 882,000 and NIS 1,011,000 in 2014 and 2015, respectively, and amortization for options in 2015 in the amount of NIS 266,000. The following table presents the cost of the sale and the gross profit, less non-cash flow expenses that are part of the cost of the sale:

NIS thousands	2013	2014	2015
Cost of the sale	114,647	115,565	126,397
Less net depreciation	4,930	4,936	3,737
Less amortization	-	882	1,277

Adjusted cost of sale	109,717	109,747	121,383
% of income	85%	85%	85%
Adjusted gross profit	19,120	19,660	21,229
% of income	15%	15%	15%

The adjusted gross profit of the Company is stable between the years 2013-2015 and constitutes approximately 15% of the total income.

Operating expenses

Marketing and sale expenses

Marketing and sale expenses are comprised of expenses from salaries and others, sale commissions, advertising and sales promotion. The following table presents the marketing and sale expenses less non-cash flow expenses:

NIS thousands	2013	2014	2015
Marketing and sale expenses	6,486	5,585	6,547
Less net depreciation	131	112	50
Less amortization[2]	1,959	900	1,121
Adjusted sale and marketing expenses	4,396	4,573	5,376
% of income	3%	4%	4%

2 Amortization for a customer portfolio and amortization for options in the amount of NIS 354,000 in 2015.

A-12

As can be seen from the table above, the adjusted marketing and sale expenses (not non-cash flow expenses) grew over these years, and constitute approximately 3%-4% of the income in the presented years.

Management and general expenses

The management and general expenses are comprised primarily of income from wages and ancillary, and professional services. These expenses increased from a total of approximately NIS 6,200,000 in 2013 (after the reduction of net depreciation3 in the amount of approximately NIS 159,000), constituting approximately 5% of the turnover, to approximately NIS 6,800,000 in 2015 (less net depreciation of approximately NIS 7,000 and reduction for options in the amount of NIS 1,154,000) constituting approximately 5% of the turnover. According to the management, the main increase arises from an increase in salary expenses.

Operating profit before depreciation and amortization (EBITDA)

The following table presents the EBITDA for 2013-2015 (NIS thousands):

NIS thousands	2013	2014	2015
EBITDA	9,191	7,677	9,573
% of income	7%	6%	7%

3 Net depreciation includes capital loss in the amount of NIS 104,000 in 2014 and capital gains in the amount of NIS 60,000 in 2015.

A-13

The following graph describes the development of the income (in NIS thousands) and EBITDA rate (in %) in 2013-2015:

3.2 Balance sheet

The following is data from the draft of the Company’s balance sheet as of December 31, 2015 (NIS thousands):

NIS thousands	December 31, 2015
Fixed assets
Cash and cash equivalents	7,948
Current maturities for loan to Car2Go	3,596
Customers	33,950
Other receivables	1,509
Inventory	499
Fixed assets available for sale	1,101
Total current assets	48,603
Fixed assets	21,235
Intangible assets	387
Goodwill	60,083
Customer portfolio for purchase of current assets	1,456
Loans to Car2Go	8,033
Investment in investee company – Car2Go	(8,161)
Tax asset	118
Total assets	131,754
Current liabilities
Suppliers	10,060
Short term income in advance	21,091
Total current liabilities	56,938
Income in advance long time	1,816
Total shareholder and other loans	6,094
Total employee employer liabilities, long term, net	1,291
Equity	65,615
Total liabilities and equity	131,754

A-14

4. Description of the business environment

4.1 Economic developments in Israel4

The Israeli economy benefited largely from the global growth and the increase in global trade during recent years. However, the same factors that supported growth in the market led to the opposite result upon the outbreak of the global crisis, which caused a slow-down in the pace of growth that continued in the five years before the crisis.

Following the large development of the Israeli market, and since it exports, the exposure to global crises increased greatly. The main concern reflected arises from the fact that the largest economies in the world were not able to exit the crisis well, and the increasing concern for another slowdown.

In 2015, the growth in the market amounts to approximately 2.3%, based on an estimate of the Central Bureau of Statistics, compared to growth of 2.6% in 2014 and 3.2% in 2013, in the GDP at fixed prices.

In 2013, in the GDP in fixed prices, the growth was low in this year, based on quarters, showing that in the third quarter, the GDP increased by 2.0% after an increase of 0.2% in the second quarter and 2.3% in the first quarter of 2015.

The forecast of the Bank of Israel to the growth of GDP in 2016 amounts to 2.8%, an improvement compared to the growth in 2015, in light of the improvement of exports. The exports decreased in 2015 by approximately 2%, while the global trade indices increased in the same year. Bank of Israel estimates that the relative weakness of exports in 2015 arose in part from temporary factors, and that exports will recover in 2016 and increase at a rate similar to the rate of increase expected in imports to OECD countries, approximately 4%.

In 2017, an acceleration is expected in the pace of growth of global commerce, which will support an improvement to Israeli exports. Israeli exports are expected to grow in 2017 at a relatively high rate, also thanks to exports of a large company. The GDP is expected to grow by 3.1% in 2017.

4.2 Global Economic Developments5

The global economy continues to grow at a moderate pace, while the factors that impede its growth are primarily: the multi-annual economic slowdown in China, the second largest economy in the world, and the negative impact of the trade partnership of China, which hinders international trade activity; the slowdown or recession amongst the large merchandise exporters in light of the world-wide decrease in the prices of merchandise. This slowdown is witnessed in a number of countries with extensive economic activity, such as Canada, Australia, Brazil and Russia; an increase in geo-political risks due to increased terror worldwide, unrest in the Middle East and additional areas, the waves of immigration to western countries and their demographic, social, economic and political effects; and the economic uncertainty that causes restrictive the credit policies in the banking sector of certain countries, all lead to slower growth in investments in the market’s industries.

Conversely, the economic activity in the United States is impacted mainly by local demand, and continues to grow at a positive rate, based on the positive trends in the labor market and the economic and financial conditions of the households. In addition, in the United Kingdom and the Euroblock as well, the economic recovery has continued, albeit at different rates of growth. In Japan, despite the weakness in the second and third quarter of the year, the economic activity is expected to grow again in the next year, inter alia, with the support of the fiscal and humanitarian policy.

4 Sources: Central Bureau of Statistics, early estimates for national accounts for 2015, December 2015; Bank Leumi, Macro-Economic Review, December 2015; Bank of Israel, Macro-Economic Forecast of the Research Division, December 2015.

5 Source: Bank Leumi, Macro-Economic Review, December 2015

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According to the estimations of the International Currency Fund, the world’s economy is expected to grow in 2016 at a rate of 3.6%, which is slightly more than the growth rate anticipated this year. The accelerated growth is due to an increase in demand in developed countries, chiefly the United States, Euroblock countries and the United Kingdom. Conversely, a continued slowdown is anticipated in countries in Southeast Asia, particularly China, as well as the continued increase in security risks in certain areas of the world, primarily the Middle East.

4.3 Vehicles in Israel6

•	In 2014, a high level of activity was recorded in the vehicle industry, both in scope of importation and used car transactions. Additionally, at the beginning of 2015, a number of regulatory changes were made, including updates to the taxation methods and procedures related to determining the levels of pollution and security equipment, an extension for reduced taxation of hybrid vehicles, and more.
•	In 2014, a substantial increase was recorded in the quantities of imported vehicles – a real increase of approximately 15% of the importation value, after a number of years also characterized by relatively high levels of importation. The quantity of passenger vehicles reached a peak – 279,205 units, an increase of 23% compared to 2013. It is noted that some of the increase arises from importers arrangements in anticipation of changes to the "green" (tax and duty-free) taxation formulas, as well as incentives for security systems, such that some of the vehicles were released from customs supervision in 2014 before the aforesaid changes, but were registered at a later stage.. The total importation taxes, including taxes on replacement parts, amounted to approximately NIS 10,341,000,000 in 2014 – an increase of 24.3% compared to the previous year.
•	The number of motor vehicles amounted to approximately 2,970,000 in 2014, an increase of 4% compared to the end of 2013, following an increase of 3.2% in 2013 and 2.9% in 2012.
•	The segmentation of vehicles indicates that 2,460,000 of the vehicles are privately owned (approximately 83% of all of the vehicles), approximately 328,000 are trucks (approximately 11% of the vehicles) and approximately 124,000 are motorcycles (4% of vehicles), approximately 20,000 taxies, approximately 18,000 buses, approximately 14,000 minibuses and approximately 5,000 special vehicles.
•	During 2014, approximately 312,000 vehicles were added to the number of vehicles operating in Israel. In this period, approximately 197,000 vehicles were removed, such that the net addition to the number of vehicles was approximately 115,000 vehicles. The increase rate of private vehicles was 5.1% in 2014, compared to 4.1% in 2013 and 3.8% in 2012.

The following chart presents the number of motor vehicles, by type, for 1983 through 2014 (in thousands of vehicles):

6 Source: Motor Vehicles in Israel in 2014, Central Bureau of Statistics, June 2015; Taxation and Select Data of the Automotive Industry for 2014, Israel Taxation Authority, September 2015

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2. Motor Vehicles, By Type

1983-2014

•	32% of the vehicles driven in Israel were manufactured in Japan (such as Mazda, Subaru, Mitsubishi, Toyota, Suzuki and Honda) compared to 33% in 2013, and it continues to hold the position as the main country of manufacture of cars in Israel. The next country is South Korea with approximately 13% (including Hyundai, Daewoo, Kia and Chevrolet). From the private vehicles added in 2014, the Hyundai car manufacturer had the most substantial portion (13.5% of the new private vehicles), followed by Toyota and Kia (11.8% and 11.4% respectively).
•	In 2014, there was a slight increase in the average age of vehicles driven, which is 7 years, compared to approximately 6.9 years in previous years. Approximately 40% of the vehicles in 2014 were new (manufactured in 2010 or thereafter). Additionally, in this year, the significant trend of increase in the average age of trucks continued, which was approximately 4.8 years in 1997, and has increased to approximately 9.1 years in 2014.
•	The rate of motorization in Israel in 2014 was 358 vehicles for every 1,000 residents (350 at the end of 2013), of which 288 were passenger vehicles (private vehicles, taxis and minibuses). Despite the increase in the rate of motorization during the last two decades, Israel is still substantially lower in ownership of private vehicles compared to other countries in the world. The low rate of motorization in Israel is a result of a relatively low quality of life compared to European countries and substantial taxation expressed in the consumer vehicle price. In parallel, some of the population moved to Israel from countries with a low rate of motorization, and they do not have a driver’s license.
•	In 2014, similar to 2013 and 2012, approximately 85% of the private vehicles were privately owned, and the remaining were not privately owned: approximately 9% of the vehicles were leased cars, approximately 5% were corporate cars and approximately 1% of cars were rentals and tourists. From the cars that were on the road in 2014, approximately 58% were privately owned and 42% were not.

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4.4 Car Accidents in Israel7

•	In 2015*, 313 fatal car accidents occurred in Israel (an increase of 9% compared to the previous year) and 349 individuals were killed in car accidents (an increase of 11% compared to 2014).
•	From all fatalities in this year, 63% were killed in non-urban settings and the remainder in urban settings.

The following chart presents the number of fatalities in recent years:

•	As evident from the chart, in recent years, the number of fatalities in car accidents has been increasing slightly.
•	The most affected age group is 65+, which is 21% of all fatalities. Conversely, the safest group is up to age 24, with only 5% of all fatalities.

4.5 Market and Competition8

The Company has a number of competitors, which offer services similar to those offered by the Company. However, to the best of the Company’s knowledge, the market of services to the insurance companies does not have competition that provides the same variety and extensive composition of services, as offered by the Company to its customers. Therefore, the Company is unable to assess its total market share in the market of the services to the insurance companies. The following details the main competitors of the Company that offer services similar to those offered by the Company; however, it is emphasized that to the best of the Company’s understanding, each of the following competitors competes with the Company in a specific part of the services that the Company offers, and there is no single competitor that offers the arrange of services offered by the Company to its customers: Shahar Group Holdings and Management Ltd., Shlomo Holdings Ltd., Pami Premium Ltd., Memsi Road and Towing Services Ltd., Zebra Car Services Ltd., Milgam City Services Ltd. and Start Car Services Ltd.

It is noted that the market of bodywork and paint garages for vehicles is characterized by a large number of small businesses that are privately owned, geographically spread throughout the country. In recent years, the number of large entities, some of which include competitors of the Company listed above, have begun to operate in the sector. The competition for customers with respect to the services provided by the service centers is mainly geographic and focuses on creating relationships with the various insurance agents that operate in the same geographic area (which may have an impact on the selection of the garage by the policyholder).

7 Source: Summary of Car Accident data from January 1, 2015 – December 27, 2015, The National Authority for Road Safety.
*Data for 2015 is correct as of December 27, 2015.
8 Source: draft of the Company’s prospectus.

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Additionally, the Company’s competitors are different from the Company in terms of the various marketing methods with which they market the services. While the Company usually markets its services through the insurance companies, a large part of the Company’s competition markets their services (particularly in the field of roadside services and service centers), through insurance agents.

In addition, to the best of the Company’s knowledge, in recent years and primarily the last year, the trend of transitioning to marketing subscriptions has emerged amongst its competition through insurance companies, in lieu of marketing subscriptions through the insurance agencies. Indeed, the trend described may increase the Company’s competition with its competitors, however, it may also increase the potential number of subscriptions to which the Company may offer its services. This is the case since the reduction of the subscriptions marketed by the insurance companies allows the Company to compete on the same subscriptions with its competitors (which was previously not possible due to the different marketing methods). The Company estimates that the aforesaid trend may have a positive impact on the Company.

5. Methodology

There are a number of acceptable methods for an economic valuation:

•	Discounted cash flow method;
•	Comparison to similar transactions method;
•	Multiplier method;
•	Asset value method

Discounted cash flow method

The discounted cash flow method is based on the assessment of the business’s ability to generate profits. Accordingly, the value of the business is estimated based on the discounted cash flow, which is expected to be generated in the future. The future cash flows are discounted at a capital price reflecting the risk involved in the business’s activity, and express the return that an investor would be expected to receive from a business with a similar risk. The discounted cash flow method is the accepted method and has the most justified theoretical basis for the valuation of companies and assets. In order to use this method, one must build a financial model that projects the sales, cost of sales, management and sales expenses, taxes and investments, for deriving the projected cash flow. The main advantage of the method arises from its adjustment to the specific business and the reference of unique factors in the business at the subject of the valuation. This characteristic brings a relatively high level of precision. The disadvantages of the method involve the difficulty in projecting income, expenses and future investments relevant, and determining the suitable capital price.

Comparison to similar transactions method

The comparison to similar transactions method uses the actual price based on which a sale transaction of the business at the subject of the valuation was performed, or of similar businesses, provided that the same transaction was performed within a reasonable period of time before the valuation was performed. In order to compare to transactions that used similar businesses, it is necessary to find similar transactions in terms of area of activity, operating characteristics degree of marketability and financial data. The advantages of the method are that it properly reflects, through prices actually determined between voluntary purchasers and sellers, all of the parameters that impact the value and prevent the need to rely on forecasts that may be disputed. Additionally, relying on transactions that were performed near the valuation date ensures that the value received with this method will rely on similar economic realities and business environments, which are properly reflected in the market price. The main disadvantage of this method is the difficulties existing, generally, in locating similar transactions, from which the estimated business value can be derived.

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Multiplier method

Using the multiplier method, the business is assessed based on the average ratio in the industry in which it operates between the market value and a selected accounting parameter. The accepted parameters include net profit, operating profit, sales and equity. The average ratio in the industry between the market value and the relevant accounting parameter is referred to as the “multiplier.” The method is mainly good for receiving an initial general estimate of the business value, but not for a precise valuation. The advantages of the method involve its simplicity and quickness, compared to other methods. The main disadvantage of this method involves the fact that it does not take into account a number of factors that may impact the specific value of the business, as opposed to “similar” businesses in the same sector, such as the different growth rate, capital structure and the like. Another disadvantage arises from the fact that in most cases, there is a large number of multipliers that will not necessarily lead to a correct result.

Asset value method

This method is based on the value of the business’s assets less liabilities, as reflected in the balance sheet. The valuation may be performed while making adjustments and amendments, in an attempt to estimate the market value of the assets and liabilities. This method is mainly suitable for businesses with many tangible assets, such as real estate companies. The approach is also suitable for a valuation of the construction cost of a similar business, but not necessarily to assess the potential profit expected to generate from the assets of a business. The main disadvantage of the method relates to the fact that the method disregards the existing profit potential in the business beyond the assets registered in the books.

Method selected

In order to perform the valuation of the activity of Shagrir Vehicle Services, the discounted cash flow method was used, in light of the fact that we received future forecasts of activity of the Company, and this method is the most accepted for the valuation of companies and assets.

6. The Valuation

6.1 General

The value of Shagrir was estimated by use of the discounted cash flow model. The valuation through this model relies on an estimate of the cash flows projected from this activity over the forecast. At the basis of this method is the assumption that the Company is a “going concern,” which will continue its current business operations over an infinite outlook of activity. The economic value of Shagrir Vehicle Services is the economic value of the business activity in addition to surplus assets and less financial liabilities.

The projected cash flows of the Company are based on the financial forecasts and other data received from the management of Shagrir, including actual results of the business activity, together with public data approximately the industry.

The forecasts are for Shagrir on a solo basis, and do not include the data of Car2Go, which was estimated separately (see Section 6.4 below).

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6.2 Profit and loss projection

The projection of cash flows of Shagrir is based on the Company’s solo budget for 2016, including the projected income and expenses in the aforesaid year. For 2017 and thereafter, the financial projects are valuations performed by Variance that are based, inter alia, on discussions held by the management of Shagrir. The following are the basic assumptions used by us in the assessment of the Company’s future cash flow:

Income

The Company’s income arises from three kinds of income: income from products, income from management fees and income from other services.

Income from products – this income arises from the sale of batteries, replacement parts and spare parts. As described in Chapter 2, during 2015, the Company established two additional garages, and in the second half of 2016, the Company plans to establish another service center. Accordingly, the Company’s forecast for 2016 anticipates income in the amount of approximately NIS 30,100,000. In 2017, it was assumed that the income will amount to NIS 31,900,000, and reflects income for a full year of activity for the garage that is currently under construction, and an annual increase of 2% for the income from the Company’s existing activity. As of 2018 and thereafter, it was assumed that the rate of increase of the income will amount to approximately 2% per year.

Income from subscription fees – this income is comprised of income from subscription fees for the roadside services and SCL. According to the Company’s budget, the income from subscription fees is expected to amount to approximately NIS 83,000,000, approximately 3% larger compared to the income of subscription fees in 2015. From discussions with the management, it appears that the increase results from the expectation of an increase in the sales to existing customers in addition to sales to new customers who joined the Company in 2015. Additionally, there is an expected increase in lights and side mirror services that the Company started to market in 2015.

As of 2017 and thereafter, it was assumed that the increase rate of the income will amount to approximately 2% per year.

Sales from other services – this income primarily includes income from roadside services and replacement vehicles, and income from the Company’s service centers. According to the 2016 budget, it was assumed that the income will amount to approximately NIS 40,200,000, an increase of 6% compared to 2015. From discussions with the Company’s management, it appears that the income in this income will be generated from an increase in the service centers that the Company owns (as described above) and accordingly the income from the services provided will also increase. As of 2017 and thereafter, it was assumed that the increase rate of the income decreased gradually to approximately 2% per year.

The following table summarizes the Company’s income over the period of the forecast, segmented by income type (NIS thousands):

NIS thousands	2016	2017	2018	2019	Representative
Products	30,118	31,860	32,498	33,148	33,810
Subscription fees	82,956	84,256	85,941	87,660	89,413
Other services	40,197	42,017	42,857	43,714	44,589
Total income	153,271	158,133	161,296	164,521	167,812
Increase rate		3%	2%	2%	2%

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Cost of the sale (without depreciation, amortization and capital gains)

The cost of the sale is comprised mainly from the cost of the products, salary and accompanying expenses, expenses for subcontractors. The rate of the cost of sale (without amortization) from the turnover for years 2013-2015 constituted approximately 85% of the turnover. In 2016, according to the Company’s budget, the cost of the sale without depreciation and amortization are expected to amount to approximately NIS 130,500,000, which constitute approximately 85% of the turnover, similar to 2015. For the years 2017 and 2018, it was assumed that the cost of the sale rate will decrease gradually to a rate of approximately 82% of the income. The improvement in the rate of the cost of sale arises from the Company’s plan to improve its profitability by improving utilization of the service units while adjusting its fleet of vehicles to the scope of activity, improving the terms of the engagement with the service providers and suppliers of the Company, and mainly from a change to the composition of the income and increase in income with high gross profitability rates.

In 2019 and thereafter, the rate of the cost of the sale will increase to approximately 83% of the income, as there is an expectation of growth in the lease expenses.

Marketing and sale expenses (without depreciation and amortization)

The sales and marketing expenses are comprised of expenses from salaries and others, sales commissions, advertising and sales promotion. In 2016, in accordance with the budget by Shagrir’s management, these expenses are expected to amount to approximately NIS 5,340,000, 3.5% of the turnover of income, similar to 2015. The sales and marketing expenses largely include a component of fixed costs, and therefore, it was assumed in 2017 and thereafter that these expenses will increase at a rate of approximately 1% per year.

Management and general expenses (without depreciation and amortization)

The management and general expenses are comprised mainly of expenses for salaries and accompanying costs, and professional services. In 2016, in accordance with the budget of Shagrir’s management, these expenses are expected to amount to approximately NIS 7,500,000, an increase of approximately 10% compared to 2015. According to the Company’s management, the increase arises from the expenses for functionaries who, in 2015, provided services to the parent company, Pointer Telocation, as well (accounting, human resource management, bookkeeping and information systems support). As of 2016, these expenses applies to Shagrir alone. The management and general expenses largely include a component of fixed costs, and therefore, it was assumed in 2017 and thereafter that these expenses will increase at a rate of approximately 1% per year.

Tax rate

For 2016 and thereafter, the tax rate determined is in accordance with the projected corporate tax in Israel in the amount of 25%. As of the date of the valuation, the Company has accrued losses for tax purposes in the amount of approximately NIS 1,340,000.

The following is a summary of the profit and loss projection of the Company in reliance on the assumptions set forth above, for the years 2016-2020 (NIS thousands):

NIS thousands	2016	2017	2018	2019	Representative
Income	153,271	158,133	161,296	164,521	167,812
Cost of sale	130,516	132,023	132,874	136,432	139,161
Gross profit	22,755	26,110	28,421	28,090	28,651
Rate of income	15%	17%	18%	17%	17%
Marketing and sale expenses	5,346	5,399	5,453	5,508	5,563
Management and general expenses	7,466	7,541	7,616	7,692	7,769
EBITDA	9,943	13,170	15,352	14,889	15,319
Rate of income	6%	8%	10%	9%	9%
Depreciation	4,319	5,045	5,856	5,915	5,200
Amortization	1,797	457	282	97
Operating profit	3,827	7,668	9,214	8,877	10,119
Rate of income	2%	5%	6%	5%	6%

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6.3 Cash Flows

Investment in fixed assets

In accordance with the Company’s investment plan, the net investments expected in 2016 will amount to approximately NIS 8,600,000, and include one-time investments for office renovations in the headquarters, the establishment of an additional garage and the increase of the vehicle fleet. For 2017-2019, it was assumed that the annual investments in the fixed assets will amount to approximately NIS 5,200,000, which is the total investments expected in 2016, less the one-time investments. In the representative year, it was assumed that the investment will be in the amount of the depreciation.

Working capital

For the estimate of the working capital, we relied on the balances of working capital of the Company, including: customers, inventory of receivables, suppliers, payables and income in advance. It was assumed that the rate of working capital of the Company will amount to minus 15.6% of the turnover in accordance with the average rate of the working capital in 2014-2015.

Cost of capital (WACC)

In order to estimate the price of the capital, we implemented the weighted average cost of the capital (WACC) in order to reflect the risk inherent in the cash flow of the activity. The discount rate received is 13%.

The following is the Company’s cash flow projection for 2016-2020 (NIS thousands):

NIS thousands	2016	2017	2018	2019	Representative
Operating profit	3,827	7,668	9,214	8,877	10,119
Tax	(622)	(1,917)	(2,304)	(2,219)	(2,530)
Operating profit after tax	3,206	5,751	6,911	6,658	7,589
Depreciation expenses	4,319	5,045	5,856	5,915	5,200
Amortization	1,797	457	282	97	0
Investments in fixed assets	(8,618)	(5,200)	(5,200)	(5,200)	(5,200)
Decrease (increase) in working capital	1,089	758	493	503	513
Free cash flow	1,792	6,811	8,341	7,973	8,102
Retention value					75,128
Discounted cash flow	1,585	5,670	6,145	5,198	48,021

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In light of the above, the value of the Company’s activity amounts to approximately NIS 66,700,000.

6.4 Adjustments to the value

We added surplus assets and reductions of surplus liabilities that are not used by the current activity, to the value of activity received (NIS thousands):

NIS thousands
Surplus assets
Cash and cash equivalents	7,948
Tax asset for depreciation[9]	735
Value of holdings in Car2Go10	0
Total surplus assets	8,683
Surplus liabilities
Shareholder and other loans	6,094
Long term employee employer liability, net	1,291
Surplus liabilities	7,385

6.1 Summary of the valuation

The following table presents the summary of the valuation of Shagrir Vehicle Services (NIS thousands):

NIS thousands
Value of activity	66,720
Surplus assets	8,683
Financial liabilities	(7,385)
Value of the Company (rounded)	68,017

In light of the above, the total economic value of the Company is estimated at approximately NIS 68,000,000, rounded.

6.5 Sensitivity Analysis

We have performed a sensitivity analysis for the value of the Company’s share capital, by examining the impact of two central parameters in the model, the price of the capital and the long-term growth rate (NIS thousands):

Capital price / growth rate	11.0%	12.0%	13.0%	14.0%	15.0%
1.0%	77,011	69,921	64,016	59,022	54,745
1.5%	79,971	72,280	65,930	60,598	56,059
2.0%	83,259	74,875	68,017	62,305	57,474
2.5%	86,934	77,743	70,304	64,161	59,003
3.0%	91,069	80,929	72,820	66,186	60,659

9 A tax asset for depreciation on fixed assets for the years of the forecast beyond the representative year.
10 The value of Car2Go in the Company’s investment account as of the valuation date amounts to about NIS 3,500,000; however, it includes shareholder loans provided by Shagrir to Car2Go. In light of the fact that Car2Go is still not generating a positive cash flow that will enable repayment of the shareholder loan as stated, it was conservatively assumed that the value of Shagrir’s holdings in Car2Go is 0.

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Appendix A – Conditions and Limitations

The valuation is intended to be used by Shagrir for the purpose of this work alone. It is agreed that Shagrir may submit this valuation report to the Stock Exchange and Securities Authority. Additionally, Shagrir may attach this valuation report to its reports to the Stock Exchange, under the Securities Law, 5728-1968 or regulations thereunder, to the prospectus that will be published publically, and to any other report submitted under the Securities Law, and within legal proceedings in Israel and/or before any competent court in Israel.

The valuation document below is based on data received from the management of Shagrir. Additionally, we relied on the data from external sources that we believe to be reliable. In the valuation and this document, we relied on the declarations of the Company’s management that all of the information provided to us has been provided to us fully, and that no substantial and/or relevant document and/or information has been concealed from us or destroyed. Additionally, we relied on the fact that all of the data transferred to us is final and that no changes were made after they were provided to us. Additionally, we assume that the information and data provided to us is accurate, complete and precise, and we are not required to perform any review or verification of the aforesaid information.

Any information used by Variance in the valuation of the assets includes documents and information collected in the process of the valuation will be kept in Variance’s database.

It is further important to note that our conclusion in this valuation relies largely on forward looking information that is based mainly on information existing with Shagrir on the date on which this valuation was written and includes estimates, assumptions or intentions as of the date on which the valuation is written, which may change, not be realized or be realized only partially. Therefore, the actual results, in whole or in part, may be materially different, positively or negatively, from the estimated results, derived or implied from the information that we have received from the management of Shagrir.

This work is not a due diligence and does not purport to include the information, examinations and tests or any other information included in a due diligence work, including an examination of the contracts and engagements of Shagrir.

The results of the valuation are relevant as of the date of the valuation alone, and for the purpose for which it was performed. As stated, the valuation should not be used for any other purpose.

We note that we are not reliant on Shagrir and/or the controlling shareholders of the Company and we are not interested parties in Shagrir or expect to become so in the future.

The fees that we have received for the work are not dependent on the results of the valuation that we performed, and are not dependent on the performances of the Company or the success of a business activity related to the valuation.

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Appendix B – Determination of the capital price of the Company

In order to determine the capital price of the Company, we performed a calculation based on the CAPM model of the price of the capital reflecting the level of the Company’s risk. We relied on the public corporate data in the vehicle industry. The following is the calculation of the capital:

WACC = Ke * E / (E + D) + Kd *D / (D + E) * (1-T)

Ke = Rf + Rp * BETA + SSp + CRP

When:

Parameter	Description	Rate
T	Tax rate[11]	25%
Kd	Marginal interest rate required on the debt (before tax)[12]	6.3%
Rf	Risk free interest[13]	3.2%
Rp	Risk premium for investors beyond the risk free interest rate[14]	7%
BETA	Company’s risk regarding market[15]	0.79
Ssp	Risk premium for small companies[16]	5.78%
Ke	Rate of return required for equity	14.5%
E/(D+E)	Share of the equity in financing operations [17]	80%

The capitalization rate (WACC) received based on the aforesaid data is estimated at 13% (rounded).

11 The tax rate applicable to the companies in Israel, long term.

12 Based on a long term debt rate of Shagrir after the adjustment to average duration.

13 Return rate of unlinked bonds with fixed interest (‘black’) gross, as of December 31, 2015, with maturities of 16 years (based on data from the Triple A system)

14 Source: 2015 Valuation Handbook – Guide to Cost of Capital, published by Duff & Phelps, LLC

15 Expressed in average of sample companies (re-leveraged)

16 Source: 2015 Valuation Handbook – Guide to Cost of Capital, published by Duff & Phelps, LLC

17 Based on the equity ratio in financing the activity of Shagrir long term.

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Appendix C: About the Assessor

About Variance Economic Consulting

Variance Economic Consulting Ltd. is a company for business, economic and financial consulting. The company provides a wide variety of comprehensive professional services in the business and financial field. The company has considerable experience in perform economic works and developing business strategies in the various industrial fields. The Company has a system of professional working relationships with consulting companies from supplementary fields, such an engineering, real estate appraisal, computerization, and industry and management. The company makes it a goal to provide its customers with professional services of a professional level and quality, based on the substantial experience of its managers.

The company relies on the rich experience that is has accrued during the last ten years, in the fields of consulting and business accompaniment of companies. Variance’s customers include public companies, as well as leading private companies in their fields.

Leading Staff

Ram Levy (CPA) – Founder, Partner, CEO

Ram has significant experience in accompanying and consulting companies and businesses in the Israeli market. Ram’s experience includes business consulting for leading companies in the Israeli market and startup companies. Ram’s experience includes corporate valuations, the establishment of plans for mergers and business ventures, expanding BOR projects, opinions for courts, building financial models and examining the feasibility of projects. Before working at Variance, he was a senior manager at Kesselman Finance (PriceWaterhouseCoopers Corporate Finance). He also served as VP of Business Development in Spectronics Ltd. and a financial consultant for private consulting firms. Ram has a BA in Accounting from the College of Management (Academic Track), as well as a BA in Life Sciences and an MBA, specializing in finance, from Bar Ilan University.

Amnon Alon – Partner, Valuations Department Manager

Amnon brings experience in extensive financial fields. His experience includes, inter alia, consulting for public and private companies in the fields of valuations, examining financial feasibility, examining projects and building financial models in the project finance field and consulting in mergers and acquisitions. Before joining Variance, Amnon worked at Discount Bank in the Financing Department, accompanying many projects in the project finance field (BOT/PFI), and in real estate projects. Amnon has a BA in Finance from Maryland University and an MBA in Finance from John Hopkins (with honors).

Variance Economic Consulting Ltd. 3 Hanechoshet Street, Tel Aviv, 6907168	Tel.: 03-5025155 Fax: 1533-5025155	info@variance.co.il www.variance.co.il

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May 25, 2016

To

Ms. Revital Avrahami,

CFO

Shagrir Group Vehicle Services Ltd.

Re: Valuation of Shagrir - Consent for Inclusion in the Prospectus

We hereby provide our consent that the valuation that we performed for Shagrir Group Vehicle Services Ltd. (“Shagrir”) as of December 31, 2015, which was completed and signed by us in May 25, 2016, will be published publically by inclusion in the prospectus of Shagrir , which will be published by the end of May 2016.

Respectfully,

Variance Economic Consulting Ltd.

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Exhibit B – Approval of the Tax Authority

B-1

Capital Market Department

May 16, 2016

8 Iyar 5776

Application no. 20160582

To

Kost Forer Gabbay & Kesierer - Accountants

3 Aminadav St.

Tel Aviv 67067

Dear Sir or Madame,

Re: Pointer Telocation Ltd. – Withholding Tax for Distribution In-kind of Shagrir Group Shares

(Reference: Your application dated 15/2/2016)

1.	The facts as provided by you:

1.1	Pointer Telocation Ltd., private company 52-004147-6, deductions file no. 9-3928353-7 (hereinafter: "the Company") is a public Israeli company the securities of which are traded through dual listings at the Tel Aviv Stock Exchange Ltd. (hereinafter: "TASE") and the NASDAQ Stock Exchange in the US (hereinafter: "NASDAQ"). The Company develops, manufactures and markets products in the sector of detection and restoration of vehicles and vehicle fleet management, and also operates services of detection, restoration of vehicles and vehicle fleet management.

1.2	The issued and outstanding capital of the Company is 7,742,444 shares. The Company's shareholders (hereinafter "the Shareholders") hold the Company shares through the stock exchange members or the banking corporations (hereinafter: "the Stock Exchange Members") or through foreign brokers for shares traded on NASDAQ (hereinafter: "Foreign Brokers").

1.3	The Essential Shareholders of the Company according to Section 88 of the Income Tax Ordinance are Israeli companies.

1.4	The Company holds approximately 98.28% of the issued and paid-up capital of Shagrir Group Vehicle Services Ltd. (hereinafter: "Shagrir Group"). The remainder of Shagrir Group shares is held by employees of the Shagrir Group following the realization of options according to Section 102 of the Ordinance (hereinafter: "102 Shares").

1.5	The Company intends to list the Shagrir Group shares on TASE and, in addition, to distribute to all its shareholders approximately 97.35% of the issued and paid-up capital of Shagrir Group, which it owns, as "dividend in-kind", distributed pro rata among the Shareholders (hereinafter: "Shagrir Shares Distribution", the "Distributed Shares", respectively). The remaining 0.92% of the Shagrir Group shares that are owned by the Company shall not be distributed and shall be transferred, prior to the issuance, to a distributing entity, for sale thereof to the public according to an approval provided by the Israel Securities Authority.

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1.6	The financial statements of the Company are prepared according to generally accepted accounting standards in the US (US GAAP). According to the audited financial statements of the Company, the Company's balance sheet shows a negative surpluses balance and the balance of its equity as of December 31st 2015 is as specified below:

	December 31st 2014 (*) NIS (thousands)	December 31st 2015(*) NIS (thousands)

Share capital	22,187	22,515
Premium on shares	504,084	501,056
Other total profit capital fund	(11,313)	(24,403)
Surpluses balance	(294,658)	(280,249)
Capital attributed to Company's shareholders	220,300	218,919
Capital fund and minority rights in capital	(11,088)	(4,171)
Equity balance	209,212	214,748

(*) According to exchange rate on December 31st 2015 – NIS 3.9020.

(*) According to exchange rate on December 31st 2014 – NIS 3.889.

1.7	Nevertheless, according to the audited financial statements of the Company, in the profit and loss statement, the Company's balance of net profit after tax accumulated into surpluses as accumulated in the last two years, is as follows:

	December 31st 2014 (*) NIS (thousands)	December 31st 2015 (*) NIS (thousands)

Net profit	52,319	15,393

1.8	According to the Company's declaration, the Shagrir Shares Distribution meets the Profit Test according to Section 302 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law") and constitutes a permitted distribution.

1.9	The date on which the Company's shareholders shall be entitled to the Distributed Shares and the date on which the Distributed Shares shall be distributed (hereinafter: "the Actual Distribution Date") has not yet been determined.

1.10	As aforesaid, as part of the Shagrir Shares Distribution as in-kind distribution, these shares shall be listed on the stock exchange through a prospectus the publication of which is subject to the receipt of an approval from the stock exchange and a permission from the Israel Securities Authority.

1.11	The Company intends to use part of the Distributed Shares for payment of the tax withholding due to the Shagrir Shares Distribution. For this purpose, the Company shall appoint a tax trustee (hereinafter: the "Tax Trustee"). The Tax Trustee shall be a lawyer or an accountant or a trust company.

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2.	The Application

Setting an arrangement for tax withholding that shall apply to the Company due to distribution of the dividend in-kind.

3.	The Arrangement for Tax Withholding and Its Conditions

Subject to the correctness and completeness of the facts presented to us and specified in section 1 above and your aforementioned application, we are hereby informing you as follows:

3.1	In general, the Shagrir Shares Distribution is a taxable event at the Company level and at the shareholders level. The tax withholding as a part of distribution of the dividend in-kind shall be executed according to the provisions of this approval.

The Company's shareholders registered on TASE

3.2	Upon the Shagrir Shares Distribution, for the Shareholders registered on TASE, the Stock Exchange Members shall withhold tax according to Regulation 2 of the Income Tax Regulations (Deduction from Interest, Dividend and Certain Profits), 5766-2005 (hereinafter: "Deduction from Dividend Regulations"). tax withholding from the dividend.

3.3	The distributed dividend amount shall be calculated according to the number of shares to which the Company's shareholder is entitled to, multiplied by the average closing price of the Shagrir Group share in the first three trading days following the Actual Distribution Date (hereinafter: "the Distributed Dividend Amount").

3.4	The Company shall publicize the Distributed Dividend Amount calculated per share at the end of the first three trading days.

3.5	Upon sale of the Distributed Shagrir Shares by the Shareholders, the original price of the Shagrir Group shares shall be determined according to the Distributed Dividend Amount, as aforesaid in section 3.3. Furthermore, the purchase date of the Shagrir Group share shall be the Actual Distribution Date.

The Shareholders registered on NASDAQ

3.6	Upon Shagrir Shares Distribution to the registered shareholders of the Company, the Company shall withhold tax at the rate of 25% from the paid dividend amount, according to Regulation 2(B) of the Deduction from Dividend Regulations.

3.7	For the purpose of tax withholding, the Company shall transfer the Distributed Shares to the Shareholders registered on NASDAQ after the tax withholding. The Company shall transfer 75% of the Distributed Shares to the Foreign Brokers and 25% of the Company shares to a Tax Trustee (hereinafter: "Taxes Shares"). The tax withholding shall be performed according to the example enclosed in Appendix A.

3.8	Members of the TASE clients of which hold Company shares through Foreign Brokers shall provide the Tax Trustee with a declaration according to which the individual in question is a stock exchange member that holds Company shares and thus the stock exchange member shall be responsible for withholding tax due to the Shagrir Shares Distribution.

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3.9	The Tax Trustee shall transfer the Taxes Shares to the stock exchange members that declared as aforesaid, according to the stock exchange members' portion, along with a notice that no tax was withheld in connection with the distribution of the dividend in-kind. It shall be clarified that the stock exchange members shall be the Debtor according to the Deduction from Dividend Regulations and shall withhold tax as specified in sections 3.2-3.5 above from all Distributed Shares received thereby from the trustee and the Foreign Brokers.

The Company

3.10	Upon the actual Shagrir Shares Distribution, all Distributed Shares shall be considered as being sold by the Company and the provisions of the Ordinance and the relevant regulations thereof shall apply. The consideration for this sale shall be at the amount of the Distributed Dividend according to Section 3.3.

3.11	For the removal of doubt, it is clarified that the Company is the "Debtor" as defined in the Deduction from Dividend Regulations, for deduction of the tax from the shareholders registered on NASDAQ. The Company shall bear the full responsibility for performance of tax withholding from the Distributed Dividend Amount, according to this approval, and its submission to the assessing officer.

3.12	For the Taxes Shares that shall remain with the Tax Trustee after the transfer of part of the Taxes Shares according to section 3.9, in case that the Company withholds the tax through the dividend in-kind shares, the tax withholding shall be performed according to the example enclosed in Appendix A.

3.13	It is clarified that the Company shall transfer to the Israel Tax Authority the tax withholding in cash from the Distributed Dividend Amount, regardless of the consideration that the Company shall receive from the sale of the Taxes Shares which were used for the purpose of the aforesaid tax withholding.

General Provisions

3.14	It is clarified that this tax arrangement shall not apply to 102 Shares.

3.15	This approval is intended for the purpose of determination of tax withholding from distribution in-kind to the Company's shareholders only. It is emphasized that this approval does not constitute an assessment and/or confirmation of the facts presented by you. The facts shall be examined by the assessing officer during assessment discussions of the Company's file and/or the Shareholders' files, as the case may be. It is emphasized that this approval does not constitute a determination or confirmation as to the market value of the distribution shares and/or the tax liability and/or capital gains advances which shall apply to the Company due to sale of the distribution shares incidentally to the distribution in-kind.

3.16	For removal of doubt, it is clarified that the Company is a "Debtor" as defined in the Deduction from Dividend Regulations and it shall bear full responsibility for the performance of the tax withholding from the distributed amount according to this approval, except in relation to dividend the tax liability for which has been transferred to the Israeli stock exchange members accordingly and transfer thereof to the assessing officer.

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3.17	This approval is provided subject to the correctness of the facts submitted to us by you, and provided that we were provided with all complete and relevant details, including those which appear in this approval. The Israel Taxes Authority is entitled to cancel this approval, entirely or partially, immediately or retroactively, if it turns out that the details which were provided are not correct and / or that material details were not provided.

3.18	The aforesaid does not bind the Capital Market, Insurance and Saving Division at the Israeli Ministry of Finance, Bank of Israel, other tax authority or any other entity.

3.19	It is clarified that if the Company does not perform the distribution in-kind by December 31st 2016, this approval shall be considered void.

3.20	The Company undertakes to submit to the Professional Division at the Tax Authority and to the assessing officer, within 30 days after the provision of this approval, a letter by which it confirms the acceptance of all of the approval terms, verbatim and without exception. In case such letter shall not be received from the Company within the aforesaid period, this approval shall be considered as void retroactively.

Sincerely,

[Signed]

Guy Granit, CPA

Capital Market Department

Copies:

Mrs. Iris Omer, CPA – assessment clerk, Gush Dan (52-004147-6)

Mr. Benny Yona, CPA – Director, Capital Market Department

Mr. Rafi Twina – Adv. – General Counsel, Capital Market

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Appendix A

An individual which is obligated for tax withholding at the rate of 25% and which is entitled, as part of the proposed arrangement, to 4 Shagrir Group shares, shall receive through the Company 3 shares only.

The aforesaid individual has revenues from dividend at the value of 4 shares multiplied by the average closing prices of the Shagrir Group shares for the first three trading days since beginning of the share's trading on the stock exchange. The Company shall transfer to the Israel Tax Authority tax at source according to the value of one share multiplied by the average closing prices of the Shagrir Group shares for the first three trading days since the beginning of the share's trading on the stock exchange after the actual distribution (regardless of the consideration that the Company shall receive from such share if it shall be sold by the Tax Trustee).

It is noted that the original price of the shares which were transferred to the individual shall be the value of 3 shares multiplied by the average closing prices of the first three trading days as aforesaid.

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Exhibit C – Company Compensation Policy

C-1

Company Compensation Policy for Officers

Shagrir Group Vehicle Services Inc.

May 2016

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1.	Introduction

1.1.	The purpose of this document is to define, describe and specify the policy of Shagrir Group Vehicle Services Inc. (the "Company") regarding the compensation of the Company's officers and the Company’s subsidiaries’ senior officers, of which this policy will apply to, its components and manner of determination, in accordance with Amendment 20 of the Companies Law from 1999 (respectively, the "Companies Law", "Amendment 20" and "Compensation Policy").

1.2.	The Compensation Policy is designed to promote the Company’s goals, its long-term work program and policy, taking into account, among other things, the Company's size and the nature of its operations. In addition, the Compensation Policy is designed to create appropriate and reasonable incentives for its participating officers, considering, among other things, the Company’s risk management policy and the contribution of each officer in achieving the Company’s objectives and maximizing its profits, and all with a long-term perspective and according to the officer’s role.

1.3.	Adoption of the compemnsation policy by the Company does not in itself confer any rights to the officers stated. The components of compensation to which the officers will be eligible, will only be those approved for them individually by the Company’s authorized organs and subject to all applicable law.

1.4.	The policy is formulated in the masculine form for means of convenience only and shall apply to both men and women, without distinction and without modification.

1.5.	In accordance with the Companies Regulations (Reliefs Regarding the Duty to Set A Compensation Policy)(Amendment) - 2016, the compensation policy shall be valid for a period of five years after the completion of the listing of the Company's shares for trade on the Tel-Aviv stock exchange, provided that it is not decided otherwise by authorized organs of the Company.

2.	Validity of the Compensation Policy

2.1.	The Compensation Policy will become effective on the listing date of the Company's shares for trade on the Tel-Aviv stock exchange (the "IPO"), and will remain in effect in accordance with law. The compensation committee and the Board of Directors will periodically review the Compensation Policy, its implementation and the need for its adjustment.

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2.2.	The Compensation Policy is not intended to harm or change the existing reward of any officer in the Company and/or senior officers in the Company’s subsidiaries, which current policy shall apply to, as set forth in their employment agreements. Therefore, the existing remuneration, including bonuses for mentioned officers, as set forth in their employment agreements, does not require additional confirmation and the Compensation Policy provisions do not change any aforementioned employment terms.

2.3.	The terms of service and employment of the Company’s officers and its aforementioned subsidiaries (including the assumed completion of the IPO) upon setting the Compensation Policy by the Board of Directors does not deviate from the Compensation Policy described below.

3.	The organs authorized to approve the Company compensation conditions

3.1.	In accordance with Amendment 20 in the Companies Law, the Company’s Board of Directors will appoint, following the IPO, a compensation committee composed of two external directors who will serve in the Company and an independent director with employment conditions identical to those of the external directors ("Compensation Committee"). An external director will act as Chairman of the Compensation Committee. To the extent that the Companies Law shall permit any change to the composition of the Compensation Committee members, such change shall constitute a change of this section of the policy.

3.2.	Approval of the terms of service and employment agreements of officers, and any modifications to such terms, will be discussed and approved by the Company’s authorized organs according to the Companies Law provisions, as will be presented periodically.

3.3.	The Company’s Board of Directors is entrusted with the management of the Compensation Policy, as well as any actions required to do so, including examining the policy from time to time as required and revising it, if necessary, after considering the recommendations of the Compensation Committee.

3.4.	The general meeting of the Company’s shareholders shall approve (present its position for or against) the compensation for the Company’s officers, in accordance with the Companies Law and/or regulations thereunder as in force at the relevant time.

4.	Guiding principals for the design of the Compensation Policy

4.1.	The policy will apply to all officers of the Company, as defined in the Companies Law, as well as senior officers as defined in the Securities Law, 1968, which do not hold a position in the Company, but do so in the Company’s subsidiaries (upon date of approval of this policy or in the future) and who are considered to be officers of the Company (the "Officers").

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4.2.	The Compensation Policy reflects the creation of appropriate incentives for the Company’s officers, taking into account, among other things, the Company's risk management policy. The policy defines a reward structure which aims to incentivize the officers to strive at achieving goals that will advance the Company's objectives, its work plan and policy from a long term perspective, including the appropriate ratio among the various components of the total compensation package, in order to protect the Company against unnecessary risk-taking by officers, emphasizing the balance of the need to retain officers in the Company.

4.3.	The variable components in the terms of officer service and employment in the Compensation Policy shall be determined so as to express the officer’s contribution in achieving Company objectives and in maximizing its profits from a long-term prospective and according to the officer’s position.

4.4.	In setting the policy, the following criteria were taken into consideration with regard to each officer: education, skills, expertise, professional experience, accomplishments, position, responsibilities and salary agreements previously signed with the officer.

4.5.	In adopting the Compensation Policy the Company’s size and the complexity of its operations has been taken into consideration.

5.	Compensation Policy

5.1.	General

As a rule, compensation plans for officers are in accordance with their role and areas of responsibilities in the Company and achievable goals derived from their position, for advancing the Company’s goals, its work plan and long-term policy. The proposed Compensation Policy is designed to help achieve the Company's goals and work plans in the long-term, all this by:

5.1.1.	Creating reasonable and appropriate incentives for the officers for the purpose of improving the Company’s performance and shareholder return, considering, among other things, the Company’s risk-taking policy, while minimizing unreasonable risk-taking by officers;

5.1.2.	Provision of tools for recruiting and retaining exceptional managers, constituting the solid foundation for the Company’s management, its continued development and sustained success;

5.1.3.	Emphasizing performance-based reward, and linking the officers to the Company and its performances, while adjusting each officer’s reward to his contribution, within his Company position, for the achievement of the Company’s goals and profit maximization, from a long-term perspective;

5.1.4.	Creating an appropriate balance between the different compensation components - constant versus changing, short-term versus long-term.

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5.2.	Considerations for determining terms of service and employment for officers

5.2.1.	The education, qualifications, expertise, professional experience and achievements of the candidate or currently serving officer.

5.2.2.	The role, scope of responsibility, challenges imposed by the individual’s role, his employment period in the Company, and previous agreements with the officer (excluding new officers).

5.2.3.	The Company’s size and nature of its operations.

5.2.4.	The supervisor’s recommendation with regard to the officer.

5.2.5.	The Company’s need to retain the officer, due to qualifications, experience, and unique knowledge.

5.2.6.	The extent of contribution deriving from the officer’s role for achieving Company goals and profit maximization, all from a long-term perspective.

5.2.7.	The ratio of the officer’s compensation to the earning level of the Company’s employees and its directors during approval of reward to the officer. To examine the aforementioned ratio, data shall be displayed with regard to: (1) comepnsation of officers at a similar rank in the Company (as applicable); (2) the salary of the previous officer occupying the same role (as relevant) ; (3) average and median salary of employees and contract workers employed by the Company and the proportion between each of these and the officer compensation proposed for approval - in this context, the impact of the gap between the officers' compensation terms and the salary of other employees in the Company, on the work relations in the Company will be examined.

5.2.8.	Comparison to the earning level of officers in similar roles in similar companies ("Comparison Group"). Similar companies, for this purpose, are companies similar to the Company with regard to the nature and scope of activity and/or relevant monetary data such as market value, total balance, equity, income, net profit and/or entirety of such parameters according to characteristics, size and nature of the Company's activity. In addition, each parameter will be defined by a range of maximum values with relation to the value of the parameter in the Company, so the comparison group will not include companies in which these parameters deviate from the aforementioned range. In addition, the Company will strive to include a minimum of five companies in the Comparison Group.

5.2.9.	The ratio between the fixed components and the variable components based on definitions set in this policy document.

5.2.10.	The Company’s financial state and work plan.

5.3.	Compensation Policy guidelines

5.3.1.	The proposed compensation conditions for each officer will be set taking into regard the current compensation conditions of other officers and the acceptable reward conditions of officers holding similar positions in companies included in the Comparison Group.

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5.3.2.	The Company will be entitled to grant the officers (some or all) compensation plans which will include salary/monthly management fees, various benefits, a bonus paid in cash and/or share-based payment, all as set forth in this policy.

5.3.3.	In addition, the Company will determine arrangements in relation to retirement and termination of employment as set out below in this document.

5.3.4.	The total compensaiton to an officer may include one or the following compensation components, according to his personal compensation plan:

▪	fixed compensation

▪	ancillary benefits

▪	exemption, insurance, liability for indemnification ("Exemption, Indemnification and Insurance")

▪	performance-related reward in cash or bonuses

▪	retirement terms

▪	Equity compensation

5.3.5.	As the officers hold senior executive positions, as defined in the Hours of Work and Rest Law, 1951, (or any change or law that replaces it) ("Hours of Work and Rest Law"), the Hours of Work and Rest Law shall not apply to them, and they will not be entitled to any reward for working overtime or during the weekly rest.

5.4.	Components of fixed compensation

5.4.1.	The fixed compensation component ("Salary") is designed to reward the officer for the time invested by him in carrying out his duties regularly. Its purpose is to grant certainty and stability to the Company and the officers. Salary will be determined through negotiations between the Company and the officer according to parameters mentioned above and will reflect the officer’s qualifications and professional experience as well as his job description and positional rank in the Company, including the authority and responsibility arising from it.

5.4.2.	The officers’ salary level will be periodically reviewed, as required, in face of their acceptable contribution, position and salary levels in the Company and with relation to similar positions in companies included in the comparison group (benchmark).

5.4.3.	Salary Cap

The Board of Directors has determined that gross salary (including overtime payment, if relevant, but without social or other benefits), ("Base Salary (Gross)" and "Base Salary (Net)") in monthly terms, shall not exceed:

▪	70,000 NIS for each one of the following: Chairman of the Board (active), CEO and CEO’s of Company’s subsidiaries.

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▪	50,000 NIS for other officers in the Company (VPs and managers, defined as officers in accordance with the provisions of the Companies Act, "Other Officers").

These caps will be linked to the Consumer Price Index beginning from the adoption date of this policy.

The Company, at its discretion, will have the possibility to index the salary of officers to the CPI.

5.4.4.	Benefits

The officers’ terms of service and employment shall include benefits and social contributions, as customary in the market and acceptable in the Company.

Benefits include, among other things, sick days, holidays, vacation pay, pension contributions, pension compensation/directors insurance, advanced study fund, disability insurance and social welfare activities and holiday gifts as acceptable in the Company.

The Company is entitled to provide the officer additional benefits as necessary for carrying out his duties, such as a company car, mobile phone, tablet, laptop, etc., as determined by the Company's management. The Company may determine that it shall bear the cost of all expenses involved in these benefits, including full tax rebate.

5.4.5.	Reimbursement for Expenses

The Company may determine, during its contracting with the officer, to bear some or all of the officer’s expenses made for the purpose of carrying out his duties, as customary in the Company, including telephone, Internet, lodging (In Israel and abroad), per diem, accommodation, travel expenses in Israel and abroad, newspapers, professional literature, professional organization membership fees, etc., and all upon presentation of invoices and in accordance with law and Company procedures. As of today, the employment agreements of Company employees, including the Company's commitment to bear all expenses, are not do not include an expense cap.

5.4.6.	Management Agreements

The Company may be entitled to enter into management agreements with officers, to provide the Company management services through private companies controlled by them, in consideration for a monthly fee. In such case, the maximum value of the monthly fee shall be equivalent to the total cumulative Salary Cap as mentioned above (in accordance with the relevant position), plus benefits as customary in the market and acceptable in the Company.

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5.4.7.	Modifications of Ancillary benefits

Changes to the benefits (excluding expense reimbursments) will be examined as part of the total fixed component with relation to the ratio the Company has defined between variable and fixed components in the compensation package.

5.5.	Variable cash compensation - target-based bonus

5.5.1.	The variable cash component will reflect the officer’s contribution for achieving Company objectives and maximizing its profits, from a long-term prospective, based on measurable criteria.

5.5.2.	The variable component shall be adjusted for Company performance as well as the officer's personal performance in proportion to pre-defined the targets set in accordance with his position and areas of responsibility.

5.5.3.	As part of the Company's Compensation Policy, substantial weight shall be given to meeting targets derived from the Company’s annual and multi-year work plan and/or from the Company's strategic plan. Company targets reflect the Company’s success as a whole to realize its plans, the contribution of the officers to the Company's success and the Company’s desire to reward its officers for meeting these objectives.

5.5.4.	Such Company targets shall include measurable targets that reflect the Company's objectives and its short and long-term strategy in order to create a uniformity of interests between the Company, its shareholders and officers, and to further the Company’s goals and its aforementioned stated strategy.

5.5.5.	The Company may determine that a non-substantial portion of the total variable compensation be awarded based on non-measurable criteria, (i.e. discretion), considering the officer’s contribution, not measurable by quantitative identifiable criteria.

5.5.6.	Notwithstanding the foregoing, the Company’s Board of Directors may determine that officers subordinate to the CEO, will be entitled to variable compensation, according to non-quantifiable criteria.

5.5.7.	The grant based on quantifiable criteria will be determined and calculated on the basis of measurable objectives, but will not exceed the bonus caps.

5.5.8.	The Board of Directors, based on recommendation by the Compensation Committee, will have the authority to reduce up to 25% of the grant amount, taking into account the business and financial state of the Company, market conditions and taking into consideration the reasonableness of the received grant due to achievement of goals compared to the contribution of the officer to obtain those goals and the Company’s business and financial state. In addition, the Board of Directors shall have the authority to cancel the payment of the bonus (in its entirety) to a certain officer in cases of certain violations of fiduciary duties, breach of contract and/or violation of proper governance.

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5.5.9.	Application

The Company’s Chairman of the Board of Directors, CEO and other officers may be entitled to variable compensation, beginning from 2016.

5.5.10.	Calculation Model for variable reward in cash

The amount of the variable component shall be determined in a model which may include up to three components:

5.5.10.1.	Company objectives;

5.5.10.2.	Personal targets;

5.5.10.3.	Discretion.

5.5.11.	Prerequisites for granting variable compensation in cash

5.5.11.1.	The primary prerequisite for granting variable reward in cash is the profit test, i.e., an officer in the Company shall be entitled to a grant only if the Company presents in the audited consolidated financial statements of the relevant measurement year (the "Financial Statements") a net amount of at least NIS 500,000, and this in accordance with the Company’s financial statements. The Compensation Committee followed by the Board of Directors shall be entitled to eliminate/exclude from the aforementioned profit parameters, such as: (a) one-time expenditure/income, such as: (1) the sale or acquisition of activities or assets, acquisition and sale of corporations through sale/purchase of shares or through the sale/purchase of activities ("Purchase Transactions"); and – (2) any transaction or other activity which, if income/expenditure on such shall be off-set or excluded, shall be reported in periodic reports of the Company to be published after such set-off/exclusion; (b) profits from the sale of assets and/or activities of the Company; (c) financing expenses/income due to financing provided to by a Shareholders Loan; (d) expenses/revenues as a result of revaluations of assets/liabilities; (e) costs due to benefit plans to employees and consultants.

The aforementioned prerequisite will not apply in relation to the grant of variable cash comepnsation to senior officers of the Company’s subsidiaries, where Compensation Policy applies, however, it is clarified that Article 5.5.11.3 below also applies to awarding grants to officers of aforementioned subsidiaries.

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5.5.11.2.	Non-compliance with the above prerequisite, means that the Company’s officers will not be entitled to any bonus during the relevant calendar year, except for senior officers in subsidiaries, as aforementioned.

5.5.11.3.	Distribution of bonuses to officers in the relevant year (including officers in subsidiaries) will be allowed as long as the bonuses will not cause the Company to register a net loss in the bonus year. Therefore, upon establishment of the annual net income (before bonuses) for a certain year, the compensation committee will calculate the sum of total actual bonuses officers will be entitled to during that year (considering the extent of meeting the Company’s goals and personal goals, and combined with the supervising manager’s discretion component). If the Compensation Committee happens finds that the amounts exceed the annual net profit of the Company, such that if the Company were to grant this sum, it would result in it registering a net loss in said year, the distribution of bonuses will be made proportionately to the theoretical compensation that the officers were entitled to during the compensation year, and this up to the resetting of the net profit.

5.5.12.	Company Targets

The Company Targets component might include three possible goals (one or more), as follows:

5.5.12.1.	Net profit (consolidated) (minus minority rights).

5.5.12.2.	Net profit (consolidated) per share (minus minority rights).

5.5.12.3.	Net profit (consolidated) before interest, taxes, depreciation and amortization (EBITDA).

Each of the officers will be allocated, as part of the variable reward mechanism, Company targets from the aforementioned targets, all or in part.

Examination of these goals may be measured and determined on an annual or multi-year basis.

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5.5.13.	Personal Targets

The Company can also determine, in addition to the Company’s targets, with regard to any of the officers, that an additional part of the officers’ variable reward component be based on personal targets of the Company’s officers, and these taregts, whether defined as quantitative or qualitative targets - will be measurable targets, and the Company management is authorized to define them annually.

5.5.14.	Discretion

The Board of Directors (in consultation with the Compensation Committee and the officer’s direct supervisor) may add, upon discretion, a variable compensation for the officer, as follows:

5.5.14.1.	Active chairman of the Board fo Directors and/or the CEO - compensation that shall not exceed the highest among: relevant officer’s monthly Base Salary (Gross) or 15% of the officer’s variable cash component.

5.5.14.2.	Other officers - compensation that does not exceed the relevant officer’s monthy Base Salary (Gross).

5.5.15.	The total variable reward, including the measurable components, as well as the discretion component, is subject to the bonus caps defined for officers (see chapter below: "Bonus Caps").

5.5.16.	Components in the variable formula for officers

5.5.16.1.	The weight of the Company’s targets in the calculation model of the bonus for each officer is derived from his present managerial level and according to his ability to influence the achievement of such goals.

5.5.16.2.	The following are the weights specification:

Officer	Company / Subsidiary, Targets as applicable	Personal Targets	Discretion

Chairman of the Board of Directors	85%-100%	-	highest among the monthly base salary or 15% of the total variable component in cash.

CEO	85%-100%	-	highest among the monthly base salary or 15% of the total variable component in cash.

CFO	85%-100%	-	up to one base salary (gross)

Other Officers	35%-65%	20%-50%	up to one monthly base salary (gross)

CEO of Company’s subsidiary	85%-100%		up to one base salary (gross)

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5.5.17.	Calculation mechanism for the variable compensation

5.5.17.1.	The targets composition (including Company and personal targets, as well as the discretionary part of the bonus) in relation to each officer, their weight and the minimum threshold which entitles a variable compensation (with relation to quantitative goals only) shall be determined by the Compensation Committee and the Board of Directors, from a long-term perspective, depending on the weights listed above, on an annual or multi-year basis.

5.5.17.2.	With regard to quantitative measures (Company and personal targets), measurable targets will be set (quantitative as much as possible), based on minimal thresholds that entitle the relevant portion of compensation for meeting these targets, as well as a method for calculating eligibility for meeting targets beyond a minimum threshold which will be determined (including maximum thresholds), all as agreed on by the Compensation Committee and the Board of Directors when determining these objectives.

5.5.17.3.	Performance assessment based on qualitative indicators, including the assessment of the CEO (with relation to VPs) or the Board of Directors (with relation to the Chairperson and CEO) will be examined retrospectively.

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5.5.17.4.	If personal goals are not to be set during a particular year for relevant officers, their weight is to be transferred to the Company targets in the variable compensation formula.

5.5.18.	Bonus Cap

5.5.18.1.	The annual bonus cap for an officer has been set as a function of the number of monthly Base Salaries (Gross)as specified below:

▪	Active Chairman of the Board of Directors - 12 salaries.

▪	CEO - 12 salaries.

▪	Other officers - 6 salaries.

5.5.19.	Special Grant

5.5.19.1.	The Compensation Committee and the Board of Directors may decide to grant a special bonus to the Chairman and/or CEO and/or any other officer in light of extraordinary and bonus to the Chairman and/or CEO and/or any other officer in light of extraordinary and special effort as part of a transaction and/or significant strategic activity, such as recruiting significant customers for the Company, raising capital for the Company, acquisitions of strategic activity or exceptional performance of the Company, or attaining over 125% of the annual net income budget before taxes. Subject to the terms described in Section 5.5.11 above regarding the primary pre-requisite, meeting one of these targets may entitle the officer additional, non-significant variable compensation, at the discretion of the Board of Directors.

5.5.19.2.	This grant cannot exceed three monthly Base Salaries (Gross), subject to Section 5.5.19.3 heretofore. It should be noted that the special bonus is subject to the aforementioned caps.

5.5.19.3.	Should the Board of Directors and the CEO of the Company decide to award discretionary or special compensation, the total of these grants shall to each officer shall not exceed 3 Base Salaries (Gross).

5.5.20.	Additional Issues

5.5.20.1.	Timing of payment: The bonus will be paid to officers for each calendar year of the employment period, no later than the second salary payment following the approval of the Company’s financial statements.

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5.5.20.2.	Partial bonus and qualifying period: An officer will be entitled to a bonus only if employed for at least one year of work. If the officer begins/terminates his position before the end of the relevant year, the bonus will be calculated with respect to the partial year of service, the calculation of which will be as follows: the total grant in accordance with the calculation above multiplied by the ratio between the number of days the officer worked at the Company (from the beginning of the year until the date of employment termination in the Company) and 365 days.

5.5.20.3.	Examination date of meeting goals: If an officer had not actually worked in the Company during the time of examining targets, the officer will be entitled to a grant based on the ratio between his actual work period in the Company during that year and a complete work year, and targets will examined for the period until the termination of his service/employment in the relevant year

5.5.20.4.	Unless otherwise explicitly stated in the personal employment agreement, any payment paid to an officer on account of variable compensation based on this Compensation Policy, if paid, is not and is not to be considered part of the officer’s regular salary, for all intents and purposes, and will not serve as the basis for calculating, or entitlement, or any aggregation of any related rights, including, and without detracting from the generality of the aforesaid, it shall not be used as a component included in vacation pay, severance pay, pension contributions, and the like.

5.5.20.5.	Calculating the amount for a bonus conditioned upon threshold conditions in a given calendar year (if entitled to it) as well as examining the fulfillment of thresholds will be made by the Company’s management and shall be audited, as part of the financial statements audit, by the auditing accountant.

5.5.20.6.	Each year, before the approval date of the financial statements for the preceding year, the extent of each officer's meeting of targets will be calculated, as aforementioned. The variable part of comepnsation with respect to the directors’ assessment will be brought for approval by the Compensation Committee and Board of Directors.

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5.5.20.7.	In addition, examining compliance with threshold and Company targets, as well as calculating the bonus amount will be discussed within the Compensation Committee.

5.5.20.8.	Taxation - as there will be a tax or any other mandatory payment (social security, state health tax, etc.) due and/or as a result of the program, the officer shall bear payment by law (as it applies to the officer by law).

5.6.	Variable reward - capital component

5.6.1.	The capital reward constitutes an appropriate mechanism to retain and incentivize officers while maintaining appropriate balance between short-term and long-term considerations, inter alia, by determining a full vesting period and provision of capital instruments that are not "in the money" at the time of their grant.

5.6.2.	As of the approval date of this policy document, the Company has a capital compensation plan, as authorized by the Board of Directors on February 1, 2015.

5.6.3.	Upon determining the capital compensation plan for an officer (including the active Chairman of the Board of Directors and excluding directors), the cap for the variable components value which is not payed in cash on their grant date, is 100% of the annual Base Salary (Gross) for an officer, as of the date of grant, throughout the entire vesting period.

5.6.4.	Minimum holding or vesting period of variable capital components in the terms of employment and service shall not be less than a period of three (3) years, with quartlery vesting (or such longer period as shall be determined by the Board of Directors), a proportional portion of the allocated amount of securities shall vest. Each such vested portion will be exercisable for a period of not less than one year, except as specified in the option plan or as determined by the Company’s Board of Directors.

5.6.5.	The exercise price of the options (or other equity instruments through which the Company seeks to reward its executives, such as RSU 's) (the "Options"), as to be granted, shall not be less than the average price of the Company's shares during the 30 trading days preceding the date of the grant. For avoidance of any doubt, this paragraph does not apply to options granted to officers prior to approval of this policy.

5.6.6.	The expiration date for options to be granted as part of the capital compensation plan shall not exceed ten (10) years from their grant date.

5.6.7.	In addition to the maximum amounts listed above, the maximum cumulative dilution volume in respect to all grants made to employees and executives shall not exceed 15% of the Company’s shares fully diluted.

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5.7.	Retirement conditions

5.7.1.	Early Notice - officers in the Company are entitled to an early notice period ranging from what is required by law to 12 months for the CEO, to 12 months for the active Chairman of the Board of Directors, to 6 months for other active officers, and compensation under their employment agreements, in which they might be required to continue working for the Company, and will be eligible for additional benefits on behalf of such service.

5.7.2.	Severance/Adaptation Package - The Company shall have the option to give a retirement/adaptation grant to a retiring officer, in accordance with the conditions specified below and beyond the reward for the period of advance notice.

In general, the severance package shall not be granted to an officer with a seniority of less than 3 years with the Company, including, and as relevant, experience gained during his employment at Shagrir Automotive Systems Ltd. (a dissolution Company from which the Company split). Severance/Adaptation Package shall not exceed 6 salaries (gross) to an officer with a CEO rank and chairman of the directorate (active) and 3 salaries (gross) for an officer with a vice president rank.

Anything above notwithstanding, the current CEO's retirement/adjustment grant shall not be higher than the total amount of payments due to him in a period of six months as a result of his employment agreement.

The Company’s Board of Directors will decide to grant a severance package considering the Compensation Committee’s recommendation, taking into account the following parameters: period and terms of service and employment, the Company’s performance during said period and officer’s contribution to achieving Company targets and maximizing its profits and retirement circumstances.

Severance pay will be paid, if such retirement pay eligibility has been determined for any officer within the employment agreement, unless circumstances involving the officer’s retirement justify, at the Board’s discretion, the denial of severance pay, in which case said officer shall not be entitled to severance grants of any kind.

5.7.3.	Increased Severance Pay - the Company shall be able to pay a retiring officer increased severance pay, under the terms set forth below, and this, in addition to any reward in respect of early notice period and adjustment period.

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Generally, increased severance pay will not be granted to an officer with seniority of less than 3 years with the Company, including, and as applicable, seniority gained during his employment at Shagrir Automotive Systems Ltd. (a dissolved company from which the Company split). Increased severance pay shall not exceed 150 % of severance pay to an officer, entitled by law to an officer with a CEO and Chairman the Board of directors (active) rank and 133% of severance pay entitled by law to an officer with a Vice President rank.

5.8.	Ratio between fixed and variable components in the reward package

5.8.1.	When approving compensation targets for officers, the Compensation Committee and the Board of Directors will review the ratio between the fixed and variable components (in cash and equity) in the individual compensation plan of each relevant officer, as stated in the rules set forth in this policy. The purpose of this examination is to find an appropriate balance between variable components and fixed components. Appropriate balance means that the incentive granted to officers is integrated with the Company’s interest of maximizing its long-term goals.

5.8.2.	In accordance with the Compensation Policy, the ratio between fixed components and variable components of officers in the Company is as follows:

5.8.2.1.	Chairman of the Board of Directors (active), CEO and CEOs of subsidiaries - the variable compensation component (in cash and equity) should not exceed 75% of the total compensation package (fixed, cash and equity).

5.8.2.2.	CFO and other officers - the variable compensation (in cash and equity) shall not exceed 50% of the total compensation package (fixed, in cash and equity).

5.9.	Recovery of variable compensation in case of error

5.9.1.	If discovered that an annual bonus or part thereof paid to an officer has been calculated on data proved later as erroneous and restated in Company’s financial statements, within a period of five (5) years from the relevant grant’s payment date, the officer shall return to the Company, or the Company shall pay to the officer, as the case may be, the difference between the amount of the grant received to that which he was entitled to following the aforementioned amendment (weighting differences, if any, in payments and tax obligations that apply to an officer and/or paid by him).

5.9.2.	The Company’s Board of Directors may determine the manner of abovementioned recovery amounts, which may be in cash, by way of offsetting or addition (as applicable) to the annual bonus in the following year, as part of the monthly salary, offset of other balances and so forth.

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5.10.	Officer Employment terms in comparison with terms of other Company employees

5.10.1.	The Compensation Committee and the Company’s Board of Directors will compare the terms of service and employment agreements of officers with the salaries of the rest of the Company’s employees (including contract workers) and in particular, compare with such employees’ average and median salaries and express their opinion on the impact of these ratios on work relationships in the Company, and the reasonableness of officers’ salary in the Company in light of the Company’s type, size and its workforce composition.

5.10.2.	As of the approval date of the Company’s Compensation Policy, the ratio between salary of the CEO and other officers and the average salary of the other Company employees and contract workers employed by the Company is approximately 10.2 and 5.4, respectively. In addition, the ratio between the CEO and other officers' salary cost and the median salary cost of the other Company employees and contract workers employed by the Company, is app. 12.7 and 6.7, respectively. In calculating the average and median salary, the employees’ scope of employment is taken into consideration having about 20% of its employees working part-time (mostly service representatives).

5.10.3.	The Compensation Committee and the Board of Directors have found these ratios to be reasonable, customary and proper, having no effect on work relationships in the Company.

5.11.	Directors’ Compensation

5.11.1.	Directors (excluding the active Chairman of the Board of Directors) will be entitled to compensation not exceeding the maximum compensation (and in the case of an expert external director, salary of an expert external director) in accordance with Companies’ Regulations (Rules regarding rewards and expenses for external directors), 2000 ("Compensaiton Regulations").

5.11.2.	Directors shall not be entitled to additional reward beyond the salary of directors, except in cases where they occupy an additional position in the Company, in which case their salary will be determined as customary in the Company for similar positions.

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5.11.3.	In addition, directors will be entitled to be to be included in officers’ liability insurance andthe indemnification letter and exemption as stated below.

5.12.	Exemption, indemnification and insurance

5.12.1.	Insurance - officers (including a director) and including an officer who is a controlling shareholder or relative of such, will be entitled, as part of the reward package stated in this Compensation Policy, and subject to the approval of Company’s authorized organs, to be included within the liability insurance of directors and officers, in accordance with contracting terms as approved by the Company’s general assembly, provided agreement is entered at market conditions and does not have a material impact on Company's profitability, its assets or liabilities.

In accordance with Companies Regulations (Reliefs Regarding Interested Parties) – 2000, Company entering into insurance liability policy agreements for directors and officers, its subsidiaries and affiliated companies, in whole or in part, will not be subject to the Shareholders and can be approved by the Compensation Committee alone, subject to the conditions defined hereto, provided that the agreement shall be at market terms and will not materially affect the profitability of the Company, its property or obligations:

5.12.1.1.	Limit insurance coverage shall not exceed a total of US $20,000,000, plus coverage for reasonable legal expenses in Israel and the rest of the world;

5.12.1.2.	Deductible amount shall not exceed the amount of US $35,000;

5.12.1.3.	Annual premium amount shall not exceed US $20,000;

5.12.1.4.	The annual premium each year shall not increase each year by more than 20% compared with the previous year.

5.12.2.	Indemnification - In addition to the forgoing, an officer (including directors) and including an officer who is a controlling shareholder or relative of such, will be entitled, as part of the compensation package stated in this Compensation Policy, to receive a liabilities deed for indemnification in the form approved by the Company’s general meeting.

5.12.3.	Exemption - In addition, officers in Company (including directors), including an officer who is a controlling shareholder or relative of such, will be entitled, as part of the compensation package stated in this Compensation Policy, to receive an exemption in the form as approved by the Company’s general meeting.

5.12.4.	For avoidance of any doubt, it is hereby clarified that the stated costs of the aforementioned paragraph are not included as part of the officer’s cost for the total fixed compensation cost.

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Exhibit D – Report for Quarter 1 of 2016

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Shagrir Group Vehicle Services Ltd.

Report for First Quarter of 2016

Table of Contents:

▪	Board of Directors' report on the state of Corporate Affairs for a three month period, ending on March 31, 2016.

▪	A summary of Consolidated Interim Financial Reports, as of March 31, 2016.

▪	Separate Interim Financial Information as of March 31, 2016.

Date of Financials Report: March 31, 2016

Date of Periodic Report: May 25, 2016

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Shagrir Group Vehicle Services Ltd.

Board of Directors Report of the State of the Corporation’s Affairs

For a Three Monthly Period ending March 31, 2016

The Board of Directors of Shagrir Group Vehicle Services Ltd. (the “Company”) is pleased to hereby submit the Board of Directors' Consolidated Report of the State of Business of the Company and of the Company for the Three-Monthly period ending March 31, 2016 (the “Period” or the "Report Period"), in accordance with the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

This report is attached as Appendix 4 to the Company's Prospectus, dated May 27, 2016 (the "Prospectus"), including the financial statements and the Board of Directors report for the year ending on December 31, 2015.

The financial data set forth in this report, including references to Notes in the financial statements, refer to the summary of consolidated interim financial statements as of March 31, 2016 (the "Interim Financial Statements"), unless explicitly stated otherwise.

1.	Brief Description of the Company and its Business Environment

As of the date of this report, the Company operates in two primary sectors, reported as sectors of activity in the Company’s financial statements:

1.1.	Services to Insurance Companies – in this sector, the Company provides various services including roadside services, homeowner services, services provided by auto service centers and other services. The aforesaid services are offered and sold to customers of the Company in the sector, primarily insurance companies, and are provided directly by the Company to subscribers and/or additional customers who directly purchase these services from the Company (rather than through insurance companies).

1.2.	Car Sharing and Car Rental – in this sector, the Company provides, through its Subsidiary, private and commercial short term car rental services to customers from the general public (Car Sharing). Currently, these services are provided through vehicles spread primarily throughout Tel Aviv, as well as Givatayim, Ra'anana, Ramat Gan and Herzliya.

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2.	Explanations of the Board of Directors Concerning State of the Company's Affairs, Results of Operations, Capital and Cash Flow

It is noted that the Company treated, in its financial statements, the acquisition of Car2Go shares on July 1, 2015 as a consolidation of businesses between entities under common control, while applying the “As Pooling” method, for further details, see Note 1 to the Company’s consolidated financial statements as of December 31, 2015, included in Chapter I of the Prospectus.

2.1.	Material Events During the Report Period

2.1.1.	On January 2016, the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216) (Corporate Income Tax Reduction), 5776-2016, which affects a reduction in corporate income tax from 26.5% to 25%, was approved. This amendment's effective date is January 1, 2016. This reduction did not materially influence quarterly results. For additional information, see Note 3(a) to the Company's Interim Financial Statements.

2.1.2.	On January 27, 2016 Car2Go allocated 562 to the departing CEO, in consideration of their par value. As a result the Company's holdings in Car2Go were reduced from 62.3% to 61.06%.

2.1.3.	On February 22, 2016, the Company has signed a convertible loan agreement with Car2Go with additional shareholders of Car2Go in order to provide Car2Go with a loan in the joint amount of approximately NIS 5,000,000 (of which 3,710,000 were provided to Car2Go by the Company). For additional information, see Section 6.22.1(c) of Chapter F of the Prospectus. As of the signing date of this report, the aforementioned funds have yet to be provided to Car2Go pursuant to the abovementioned loan agreement.

2.1.4.	On March 24, 2016, the Company allocated 1,667 shares of par value NIS 1 each to the trustee on behalf of the of employees and officers for RSUs that were vested. For additional information see Section 3.2.3 of Chapter C of the Prospectus.

2.1.5.	On March 28, 2016, the loan agreement by and between the Company and Car2Go was amended such that the repayment date of a loan in total of NIS 6,000,000 shall be postponed to September 1, 2016. For additional information see Section 6.22.1(e) of Chapter F of the Prospectus.

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2.1.6.	On March 29, 2016, the Board of Directors of the Parent Company decided to redeem the capital note in total of NIS 8,000,000 which was issued to the Parent Company on December 30, 2015, such that NIS 4,100,000 shall be repaid upon the allocation of one ordinary share of NIS 1.00 par value of the Company to Pointer. An amount of NIS 3,100,000 will be issued by the Company to Pointer as a new capital note under the same terms of the original capital note, and the remaining amount of NIS 800,000 will be issued by the Company to Pointer as a new capital note under the same terms of the original capital note.

2.2.	Summary Report on Financial State

Set forth below are the Board of Directors' explanations concerning the main information included in the statement of financial position of the Company as of March 31, 2016 and December 31, 2015 (NIS thousands):

Section	As of March 31, 2016	As of December 31, 2015	The Change	The Company’s explanation
Total Balance	140,965	130,878	10,087	See Below.
Current assets	53,878	46,455	7,423	The increase in the balance of the current assets is mainly attributed to an increase in the Company’s customer balance in total of NIS 9,002,000, an increase in the debtors' balance in total of NIS 894,000. This increase was setoff by a decrease in the cash balance and cash value in total of NIS 1,537,000, in fixed assets available for sale in total of NIS 916,000 and inventory in total of NIS 22,000.
Fixed Assets	25,197	22,379	2,818	The increase is attributed to investments in fixed assets, primarily renewal of service and rental car fleets (along with the decrease in fixed assets available for sale), and improvements of the Holon main branch, such an increase is offset by ongoing amortization expenses.
Other intangible assets	1,807	1,843	(36)	The decrease is mainly attributed to an ongoing decrease of intangible assets, offset by investment in other assets.
Goodwill	60,083	60,083	-
Deferred taxes	-	118	(118)	The decrease is mainly attributed to an update in balance of deferred taxes. For additional information, see Note 3(a) to the Company's Interim Financial Statements.
Ongoing obligations	68,086	60,134	7,952	The increase in ongoing obligations is mainly attributed to an increase in suppliers' balance in a total of NIS 3,308,000 and an increase in upfront income balance in total of NIS 5,497,000.
Non-ongoing obligations	7,010	9,922	(2,912)	The decrease in comparison to the same quarter of last year is mainly attributed to the conversion of a capital note by the parent company, into capital. For additional information, see Section 2.1.5 above.
Non-controlling Interests	(4,852)	(4,793)	(59)
Capital Attributed to Company Shareholders	70,721	65,615	5,106	The increase in capital is mainly attributed to the parent company's conversion of a capital note against one Company ordinary share. For additional information, see Section 2.1.4 above. In addition, an increase in the capital reserve due to share-based payments and net profit during the Report Period.

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2.3.	Analysis of Operations Results

Set forth below is a summary of the results of the Company's activities during the Period, in comparison to the same period in the previous year and for the entire year of 2015 (NIS thousands):

Section	As of the year ending on December 31	As of the Three-Month period ending on March 31		The Company’s explanation
	2015	2016	2015
Income	156,623	42,381	37,300	Income during the first quarter of 2016 has increased by 13.6% relative to the same period at the previous year, as a result of growth in two activity sectors of the Company. For additional information, see sectors analysis by each sector.
Gross profit	19,571	6,961	4,689	Gross profit during the first quarter of 2016 has increased by 48.5%. The increase in gross profit of the quarter relative to the same period at the previous year arises as a result of growth in revenues and growth in gross profit in two activity sectors. In addition, in the insurance companies' sector, the growth in profitability rate arises from a change in composition of income, an increase in income with higher profit rates. Such increase reflects the advantages of size, as mentioned in Section 6.8.6 of Chapter F(E) of the Prospectus.
Percentage of gross profit of income	12.5%	16.4%	12.6%
Operating profit	1,608	2,179	1,135	Operating profit in the first quarter of 2016 rose by 92%. Operating profit in the first quarter of 2016 has increased relative to the same quarter previous year, primarily due to a growth in income and an increase in gross profit and its rate, as mentioned above. This increase was partially offset with an increase of NIS 1,228,000 in marketing and management expenses, which in turn is a result of an increase in manpower, sales expenses, issuance expenses registration in total of approximately NIS 330,000 and shares based compensation given to several employees by the Company in March 2015.
Percentage of operating profit of revenues	1.0%	5.1%	3%
EBITDA	10,143	4,066	3,036	EBITDA has increased by 33.9% relative to the same period previous year, due to an increase in operating profits, as mentioned above. EBITDA in the first quarter of 2016 constitutes 9.6% of income, in comparison to 8.1% in the same quarter of the previous year.
Net Profit (Loss) for the Period	(5,750)	1,346	(659)	During the first quarter of 2016, the Company experienced net profit, in comparison with a net loss in the same quarter in the previous year. The increase in net profit is mainly attributed to the abovementioned reasons, as well as a decrease in financing expenses, which were partially setoff by the increase in tax expenses, as detailed below.
Net Profit (Loss) Attributed to Company Shareholders	(5,472)	1,242	(606)
Net Profit (Loss) Attributed to Company Shareholders of Revenues	(3.5)%	2.9%	(1.6)%

•	Net financing expenses of the last three months ending on March 31, 2016 amounted to a total of NIS 174,000, compared to a total of NIS 1,921,000 the same period previous year. The decrease of the net financing expenses arises as a result of the payment of the loan the Company has received from the Parent Company for the purchase of the activity. For information regarding the financing Pointer provided to the Company, see Notes 11 and 14 of the Financial Statements of the Company as of December 31, 2015 attached of the Prospectus and Section 2.1.5 above.

•	Tax expenses in the last three months ending on March 31, 2016 amounted to a total of NIS 659,000 compared to the tax benefit of approximately NIS 127,000 the same period previous year. The main increase arises as a result of the profit before tax.

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2.3.1.	Summary of Results by Sectors of Activity (NIS thousand)

Income

Sector	For year quarter ending March 31		Change compared to same period last year
	2016	2015	In NIS thousands	In %
Sector of services to the insurance companies	38,481	34,479	4,002	11.6%
Car sharing sector	4,025	3,244	781	24.1%
Total	42,506	37,723	4,783	12.7%
Adjustments	(125)	(423)	298	(70.4)%
Total income from external	42,381	37,300	5,081	13.6%

Operating profit

Sector	For year quarter ending March 31		Change compared to same period previous year
	2016	2015	In NIS thousands	In %
Sector of services to the insurance companies	1,819	1,232	587	47.6%
Car sharing sector	360	(97)	457	471.1%
Total operating profit	2,179	1,135	1,044	92%

Sector of services to the insurance companies

The income over the last three months ending on March 31, 2016 amounted to a total of approximately NIS 38,481,000 compared to a total of approximately NIS 34,479,000 in the same period during the previous year. An increase of 11.6%.

The increase of income has been positively influenced compared with the relative quarter in the previous year, as a result of the growth of the business activity in most of the services the Company provides. Inter Alia, an increase of 49% in the existing bodywork repair and vehicle paint services centers, the opening of two additional service centers within the second half of 2015 in addition to an increase of the subscriptions the sold by the Company which resulted in the increase of approximately 6.4% of the income from subscription fees in the first quarter of 2016 compared to the same period the previous year.

The operating profit in the first quarter of 2016 amounts to a total of approximately NIS 1,819,000, compared to an operating profit of approximately NIS 1,232,000 in the same period previous year. An increase of 47.6%. The increase of the operating profit and its rate arises as a result of a change of the composition of the income, an increase of the income of higher profit rates and reflects the advantage of the size stated in Section 6.8.6 of Chapter F of the Prospectus.

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Car sharing sector

The income over the previous three months ending on March 31, 2016 amounted to a total of approximately NIS 4,025,000 compared to a total of approximately NIS 3,244,000 in the same period previous year. An increase of 24.1%. The increase arises as a result of an increase of car usage.

The operating profit in the first quarter of 2016 amounted to a total of approximately NIS 360,000, compared to the operating loss of NIS 97,000 in the same period during the previous year. The increase of the operational profit and its rate arises as a result of the increase of the income as stated above.

2.4.	Summary of Cash Flows – NIS thousands

Section	For year quarter ending March 31		The Change	The Company's explanation
	2016	2015
Profit (loss)	1,346	(659)	2,005
Adjustments to sections of profit and loss	2,270	3,588	(1,318)	The decrease mainly arises as a result of adjustments in income tax sections and finance sections. See Section 2.3 above.
Operating cash flow FFO	3,616	2,929	687	The operating cash flow of the first quarter of 2016 increased by 23.5% as a result of an improvement in the operating profit as stated above.
Changes of sections of assets and liabilities	(3,332)	460	(3,792)	Comparing to the relative quarter previous year, there is a decrease in the net sum of the changes to working capital sections. This increase is mainly the result of activity's growth.
Cash flow arising from current operations	284	3,389	(3,105)	The decrease in cash resulting of the ongoing activity arises as a result of a decrease of the net changes of the asset and liabilities sections has been setoff by the increase of the operating cash flow FFO as stated above.
Net cash used in investing activities	(1,942)	(42)	(1,900)	The increase of cash used by the Company for investment activities arises mainly as a result of the renovation of the Company's main branch in Holon and renewal of the service and rental car fleet.
Net cash arising from financing activities	121	212	(91)	There is no material change to the cash used for financing activities.
Increase (decrease) in cash and cash equivalents	(1,537)	3,559	(5,096)

D-8

Sources of financing – as of its incorporation, the Company funds its ongoing activity by bank credit, suppliers credit and its independent sources of the Company, arising of the Company's sales income.

3.	The Company’s liabilities based on payment dates, as of March 31, 2016

3.1.	Exposure of off-balance sheet credit, on the basis of data of the separate financial statements of the Company (NIS thousands):

▪	The Company has provided a financial guarantee in the amount of NIS 1,300,000 in favor of a bank corporation for credit provided by the aforesaid bank corporation to Car2Go. For additional details see Section 8.5.8(b) of Chapter H of the Prospectus.

▪	The Company has provided a guarantee unlimited in amount to secure the various obligations of Car2Go vis-a-vis one of the suppliers of Car2Go. For additional details, see Section 6.40.2 of Chapter F of the Prospectus.

▪	The Company has provided a bank guarantee to secure its obligations for a number of structural lease agreements, which, as of March 31, 2016, amounts to a total of NIS 936,000. The amounts of the aforesaid guarantees include a total of NIS 170,000 which was recorded in Pointer’s bank accounts to secure the liabilities of the Company as stated. For additional information see Section 8.5.9 of Chapter H of the Prospectus.

3.2.	Exposure of off-balance sheet credit of the consolidated company, Car2Go (excluding data of the Company, as stated in Sections A-D above) (NIS thousands):

Car2Go has provided bank guarantee to secure its obligations for structural leases which as of March 31, 2016, the total aforesaid guarantee is about NIS 88,000.

3.3.	Balances of the credit provided to the Company by the Parent Company (Pointer) or the controlling shareholder, and the balances of bonds issued by the investee company by the Parent Company or the controlling shareholder (NIS thousands):

The balance of the capital note (less discounts) issued by the Company to Pointer amounts to NIS 3,056,000 as of March 31, 2016. For additional details, see Section 8.5.10 of Chapter H of the Prospectus, and Section 2.1.5 above.

D-9

3.4.	Total of balances of credit, off-balance credit and bonds of the consolidated company, Car2Go (NIS thousands):

As of March 31, 2016, the balance of credit and short-time off-balance credit of Car2Go amounted to NIS 452,000.

In addition, Car2Go long-term obligation of the minority shareholders' loan amounts to NIS 700,000.

Cash and cash equivalents, marketable securities and short-term deposits on the basis of the data from the separate financial statements of the Company as of March 31, 2016: NIS 6,634,000.

Cash and cash equivalents, marketable securities and short-term deposits on the basis of the data from the consolidated financial statements of the Company as of March 31, 2016: 6,639,000.

4.	Compensation to senior officers

As stated in Section 6.58 of the Board of Director's report for the year ending December 31, 2015, included in the Prospectus, on May 25, 2016 the Company has adopted a compensation policy for the Company's officers and the officers of its subsidiaries, attached hereto as Appendix 3 of the Prospectus (the "Compensation Policy"). The Compensation Policy entered into force on the date of the Company's listing of its shares for trade on the Stock Exchange.

5.	Corporate Governance Aspects

5.1.	The Company's policy regarding donations

The Company has yet to form a donations policy. The Company has contributed approximately NIS 3,000 to various entities during the term of the report.

5.2.	Directors with accounting and financial expertise and independent directors

As of the date of the Report, the Company’s Board of Directors contains three directors with accounting and financial expertise, as follows: Mr. Yossi Ben Shalom, Mr. Nir Cohen and Mr. Kineret Yaari. For details regarding the education, skills and business experience of the aforesaid directors in the previous five years, see Section 7.1 of Chapter G of the Prospectus.

5.3.	Approval Process of the Financial Statements

The Company’s Board of Directors is the organ that deals with the financial statements and approves them. Within the process of approval of the financial statements of the Company by the Board of Directors, a draft of the financial statements are transferred for the review of members of the Board of Directors a number of days before the date scheduled for the meeting of the Board of Directors in which they are supposed to approve the financial statements. The directors are invited to contact the Company at any time with any question or clarification requested before the meeting is convened.

D-10

During the meeting of the Board of Directors in which the financial statements are discussed and approved, the CFO reviews the main parts of the financial statements and the substantial issues in the financial reporting.

All of members of the Company’s Board of Directors participated in the meeting of the Company’s Board of Directors held on May 25, 2016, in which the financial statements as of March 31, 2016 were approved. The Board of Directors discussed the financial statements in the meeting of the Board of Directors. At the end of the comprehensive discussion and comments of the auditors, the Board of Directors resolved to approve the financial statements.

6.	Disclosure in connection with the Financial Reporting of the Corporation

6.1.	Critical Accounting Estimates

The preparation of the financial statements based on the generally accepted principles in Israel, which are the IFRS rules, requires the Company to perform the estimates and assessments that impact the reported amounts of assets and liabilities, income and expenses, and disclosure in connection with contingent assets and liabilities.

During the term of this report there has been no material change in the Company's estimation regarding critical accounting estimates, with respect to those published in the Board of Directors report of December 31, 2015, included in the Prospectus.

6.2.	Information about events after the date of the report

•	On May 19, 2016 the Company share capital was increased to NIS 940,000, such that the alternate share capital of NIS 16,000,000, distributed as 16,000,000 ordinary shares par value 1.00 each, the registered share capital of the Company is 16,940,000 shares comprised of 16,940,000 ordinary shares par value 1.00 each. Likewise, the share capital of the company was split from ordinary shares par value 1.00 each to ordinary shares par value 0.0121 each.

•	On May 19, 2016, the Company issued 14,726 ordinary shares par value 0.0121 to Pointer in consideration for their par value.

On behalf of the Board of Directors,

Yossi Ben Shalom, Chairman of the Board	Yossi Regev, CEO

Signature Date: May 25, 2016

D-11

SHAGRIR GROUP VEHICLE SERVICES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

UNAUDITED

INDEX

Page

Review of Interim Consolidated Financial Statements	2

Consolidated Statements of Financial Position	3 - 4

Consolidated Statements of Profit or Loss and Other Comprehensive Income	5 - 6

Consolidated Statements of Changes in Equity	7 - 9

Consolidated Statements of Cash Flows	10 - 11

Notes to Interim Consolidated Financial Statements	12 - 17

- - - - - - - - - - -

D-12

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Auditors' review report to the shareholders of Shagrir Group Vehicle Services Ltd.

Introduction

We have reviewed the accompanying financial information of Shagrir Group Vehicle Services Ltd. ("the Company"), which comprises the condensed consolidated statement of financial position as of March 31, 2016 and the related condensed consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for this period in accordance with IAS 34, "Interim Financial Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER

May 25, 2016	A Member of Ernst & Young Global

D-13

SHAGRIR GROUP VEHICLE SERVICES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6,639	3,595	8,176
Trade receivables	43,768	36,549	34,766
Other accounts receivable	2,654	2,077	1,758
Inventories	632	599	654

ASSETS HELD FOR SALE	185	3,347	1,101

	53,878	46,167	46,455

NON-CURRENT ASSETS:
Property, plant and equipment	25,197	19,924	22,379
Other intangible assets	1,807	2,324	1,843
Goodwill	60,083	60,083	60,083
Deferred taxes	-	98	118

	87,087	82,429	84,423

	140,965	128,596	130,878

The accompanying notes are an integral part of the interim consolidated financial statements.

D-14

SHAGRIR GROUP VEHICLE SERVICES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks, the parent company and others	452	67,406	326
Trade payables	30,963	23,480	27,655
Accrued income	26,588	26,492	21,091
Other accounts payable	10,083	9,675	11,062

	68,086	127,053	60,134

NON-CURRENT LIABILITIES:
Long-term accrued income	1,589	-	1,816
Loans from shareholders and others	3,756	959	6,796
Employee benefit liabilities, net	1,489	1,121	1,310
Deferred taxes	176	-	-

	7,010	2,080	9,922

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital	97	95	95
Share premium	80,678	93	76,179
Capital reserve from transactions with controlling shareholder	-	5,649	-
Accumulated deficit	(8,973)	(606)	(9,497)
Capital reserve from transactions with non-controlling interests	(1,782)	(1,945)	(1,945)
Capital reserve from remeasurement of defined benefit plans	701	772	783

	70,721	4,058	65,615
Non-controlling interests	(4,852)	(4,595)	(4,793)

Total equity (deficit)	65,869	(537)	60,822

	140,965	128,596	130,878

The accompanying notes are an integral part of the interim consolidated financial statements.

May 25, 2016
Date of approval of the	Yossi Ben-Shalom	Yossi Regev	Revital Avrahami
financial statements	Chairman of the Board	CEO	CFO

D-15

SHAGRIR GROUP VEHICLE SERVICES LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in thousands

Revenues from sales	7,348	5,129	24,642
Revenues from provision of services	35,033	32,171	131,981

Total revenues	42,381	37,300	156,623

Cost of sales	4,097	3,002	13,847
Cost of services	31,323	29,609	123,205

Total cost of sales and services	35,420	32,611	137,052

Gross profit	6,961	4,689	19,571

Operating expenses:
Selling and marketing expenses	2,015	1,714	7,976
General and administrative expenses	2,767	1,840	9,987

Total operating expenses	4,782	3,554	17,963

Operating income	2,179	1,135	1,608
Finance expenses, net	174	1,921	8,218

Income (loss) before taxes on income	2,005	(786)	(6,610)
Taxes on income (tax benefit)	(659)	127	860

Net income (loss)	1,346	(659)	(5,750)

Other comprehensive income (loss) (net of tax effect):

Items not to be reclassified to profit or loss in subsequent periods:
Gain (loss) from remeasurement of defined benefit plans	(82)	28	40

Total items not to be reclassified to profit or loss in subsequent periods	(82)	28	40

Total other comprehensive income (loss)	(82)	28	40

Total comprehensive income (loss)	1,264	(631)	(5,710)

The accompanying notes are an integral part of the interim consolidated financial statements.

D-16

SHAGRIR GROUP VEHICLE SERVICES LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in thousands (except per share data)

Net income (loss) attributable to:
Equity holders of the Company	1,242	(606)	(5,472)
Non-controlling interests	104	(53)	(278)

	1,346	(659)	(5,750)

Total comprehensive income (loss) attributable to:
Equity holders of the Company	1,160	(578)	(5,433)
Non-controlling interests	104	(53)	(277)

	1,264	(631)	(5,710)

Net earnings (loss) per share attributable to equity holders of the Company (in NIS):

Basic net earnings (loss)	0.16	(0.08)	(0.70)

Diluted net earnings (loss)	0.15	(0.08)	(0.68)

The accompanying notes are an integral part of the interim consolidated financial statements.

D-17

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital		Share premium	Capital reserve from remeasurement of defined benefit plans	Capital reserve from transactions with controlling shareholder	Accumulated deficit	Capital reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in thousands

Balance at January 1, 2016 (audited)	95		76,179	783	-	(9,497)	(1,945)	65,615	(4,793)	60,822

Net income	-		-	-	-	1,242	-	1,242	104	1,346
Other comprehensive income	-		-	(82)	-	-	-	(82)	-	(82)
Cost of share-based payment	-		399	-	-	-	-	399	-	399
Exercise of options into shares	2		-	-	-	-	-	2	-	2
Conversion of loan from controlling shareholder	-	*)	4,100	-	-	(718)	-	3,382	-	3,382
Capital reserve from transactions with non-controlling interests	-		-	-	-	-	163	163	(163)	-

Balance at March 31, 2016	97		80,678	701	-	(8,973)	(1,782)	70,721	(4,852)	65,869

*)	Represents an amount lower than NIS 1 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

D-18

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital		Share premium	Capital reserve from remeasurement of defined benefit plans	Capital reserve from transactions with controlling shareholder	Accumulated deficit	Capital reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in thousands

Balance at January 1, 2015 (audited)	-	*)	-	744	5,649	-	(1,945)	4,448	(4554)	(106)

Net loss	-		-	-	-	(606)	-	(606)	(53)	(659)
Other comprehensive income	-		-	28	-	-	-	28	-	28
Cost of share-based payment	-		188	-	-	-	-	188	12	200
Issue of bonus shares	95		(95)	-	-	-	-	-	-	-
Capital reserve from transactions with controlling interests	-		-	-	-	-	-	-	-	-

Balance at March 31, 2015	95		93	772	5,649	(606)	(1,945)	4,058	(4,595)	(537)

*)	Represents an amount lower than NIS 1 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

D-19

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital		Share premium	Capital reserve from remeasurement of defined benefit plans	Capital reserve from transactions with controlling shareholder	Accumulated deficit	Capital reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	Audited
	NIS in thousands

Balance at January 1, 2015	-	*)	-	744	5,649	-	(1,945)	4,448	(4,554)	(106)

Net loss	-		-	-	-	(5,472)	-	(5,472)	(278)	(5,750)
Other comprehensive income	-		-	39	-	-	-	39	1	40
Cost of share-based payment	-		1,774	-	-	-	-	1,774	38	1,812
Issue of bonus shares	95		(95)	-	-	-	-	-	-	-
Conversion of loan	-	*)	74,500	-	-	-	-	74,500	-	74,500
Capital reserve from transactions with controlling interests	-		-	-	(5,649)	(4,025)	-	(9,674)	-	(9,674)

Balance at December 31, 2015	95		76,179	783	-	(9,497)	(1,945)	65,615	(4,793)	60,822

*)	Represents an amount lower than NIS 1 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

D-20

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in thousands
Cash flows from operating activities:

Net income (loss)	1,346	(659)	(5,750)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	1,488	1,715	6,795
Finance expenses, net	103	1,873	7,935
Cost of share-based payment	399	199	1,812
Taxes on income	659	(127)	(860)
Gain from sale of property, plant and equipment	(449)	(112)	(587)
Change in employee benefit liabilities, net	70	40	246

	3,616	2,929	9,591
Changes in asset and liability items:

Increase in trade receivables	(9,251)	(4,803)	(3,141)
Decrease (increase) in other accounts receivable and prepaid expenses	(769)	866	382
Decrease (increase) in inventories	22	(11)	(66)
Decrease in long-term receivables	-	(28)	-
Increase in trade payable	2,468	2,764	5,673
Decrease in other accounts payable	(1,072)	(2,372)	(896)
Increase in accrued income	5,270	4,044	459

	(3,332)	460	2,411

Net cash provided by operating activities	284	3,389	12,002

Cash flows from investing activities:

Purchase of property, plant and equipment	(3,554)	(879)	(6,868)
Purchase of intangible assets	(180)	(31)	(275)
Proceeds from sale of property, plant and equipment	1,792	868	4,149
Proceeds from sale of intangible assets	-	-	20

Net cash used in investing activities	(1,942)	(42)	(2,974)

The accompanying notes are an integral part of the interim consolidated financial statements.

D-21

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in thousands

Cash flows from financing activities:

Repayment of long-term loans	(51)	(51)	(206)
Short-term credit from banks and others	172	263	(682)

Net cash provided by (used in) financing activities	121	212	(888)

Increase (decrease) in cash and cash equivalents	(1,537)	3,559	8,140
Cash and cash equivalents at beginning of period	8,176	36	36

Cash and cash equivalents at end of period	6,639	3,595	8,176

(a) Significant non-cash transactions:

Purchase of property, plant and equipment on credit	2,308	188	1,469

Sale of property, plant and equipment on credit	125	370	249

The accompanying notes are an integral part of the interim consolidated financial statements.

D-22

NOTE 1:-	GENERAL

These financial statements have been prepared in a condensed format as of March 31, 2016 and for the three months period then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2015 and for the year then ended and accompanying notes ("annual consolidated financial statements").

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting" and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.	In January 2016, the Law for Amending the Income Tax Ordinance (No. 216) (Reduction of Corporate Tax Rate), 2016 was approved, which includes a reduction of the corporate tax rate from 26.5% to 25%, effective from January 1, 2016.

The deferred tax balances included as of December 31, 2015 were calculated according to the former tax rate. The deferred tax balances included in the financial statements as of March 31, 2016 are calculated according to the new tax rate, as explained above.

The change in tax rate described above resulted in a decrease in the balance of deferred tax liabilities of NIS 119,000 and a decrease in the balance of deferred tax assets of NIS 125,000. Therefore, in the reporting period, an expense of NIS 35,000 was recorded in profit or loss in taxes on income and an amount of NIS 29,000 was recognized in capital reserves.

b.	On January 27, 2016, a subsidiary, Car2Go, allocated 562 shares in return for their par value to the leaving CEO as a result of which the Company's interests in Car2Go were reduced from 62.3% to 61.06%.

D-23

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

c.	On February 22, 2016, the Company and the subsidiary, Car2Go ("Car2Go"), entered into a convertible loan agreement according to which the Company and additional investors will provide Car2Go a loan of approximately NIS 5,000,000 of which an amount of approximately NIS 3,800,000 by the Company ("the loan"). The loan is linked to the Israeli CPI and bears annual interest of 7% to be calculated on a compounded interest basis. The actual provision of any part of the loan will be done in accordance with Car2Go's notification to the investors, the latest of which will not be later than 18 months from the signing date.

Car2Go will repay the loan principal, interest and linkage at the end of two years (24 months) from the date of actual provision of any part of the loan principal in 12 quarterly installments, each representing 8.333% of the loan, with the addition of interest and linkage differences accrued on the relevant part of the loan through that date. This is provided that none of the investors (as applicable) has repaid or converted the loan before its maturity dates as specified below.

In addition, according to the loan terms, if before the final maturity date Car2Go raises capital from third parties in a total that exceeds NIS 5,000,000 then on the date of completion of such capital raising transaction, the relevant lenders will be entitled to convert the loan into shares of the same class and conferring the same rights as allocated in the capital raising with a 30% discount on the share price in the capital raising. However, if Car2Go fails to complete such raising round within 12 months from the date of receiving the loan principal, the relevant lenders will be entitled to convert the unrepaid loan into Preferred A shares of Car2Go at a value of NIS 10,000,000 pre-money and on a fully diluted basis, this at any time from the end of the 12 months stated above through the full repayment of the loan.

d.	In March 2016, 1,667 employee options vested and were exercised into shares of NIS 1 par value each in return for their par value.

e.	On March 28, 2016, an agreement was signed between the Company and Car2Go whereby the maturity date of a loan totaling NIS 6,000,000 will be deferred to September 1, 2016. The loan was granted to the subsidiary on May 15, 2009 and its original maturity date was March 1, 2016.

f.	On March 29, 2016, the parent company's board decided to repay a capital note of NIS 8,000,000 that had been issued by the Company on December 30, 2015. The board also decided to convert an amount of NIS 4,100,000 from the capital note into capital. In respect of the unconverted balance, two capital notes were issued in the amount of NIS 3,100,000 and NIS 800,000 under the same terms as the original capital note.

D-24

NOTE 4:-	OPERATING SEGMENTS

a.	General:

As stated in the annual consolidated financial statements, the Group operates in the following operating segments:

1.	The provision of services to insurance companies segment.

2.	The vehicle sharing and rental segment.

b.	Reporting on operating segments:

	Services to insurance companies	Vehicle sharing and rental	Adjustments	Total
	Unaudited
	NIS in thousands

Three months ended March 31, 2016 (unaudited):

Revenues from external entities	38,356	4,025	-	42,381
Intersegment revenues	125	-	(125)	-

Total revenues	38,481	4,025	(125)	42,381

Segment income	1,819	360	-	2,179

Finance expense, net				(174)

Income before taxes on income				2,005

D-25

	Services to insurance companies	Vehicle sharing and rental	Adjustments	Total
	Unaudited
	NIS in thousands

Three months ended March 31, 2015 (unaudited):

Revenues from external entities	34,056	3,244	-	37,300
Intersegment revenues	423	-	(423)	-

Total revenues	34,479	3,244	(423)	37,300

Segment income (loss)	1,232	(97)	-	1,135

Finance expense, net				(1,921)

Loss before taxes on income				(786)

D-26

NOTE 4:-	OPERATING SEGMENTS (Cont.)

	Services to insurance companies	Vehicle sharing and rental	Adjustments	Total
	Audited
	NIS in thousands

Year ended December 31, 2015:

Revenues from external entities	141,794	14,829	-	156,623
Intersegment revenues	(818)	-	(818)	-

Total revenues	142,612	14,829	(818)	156,623

Segment income (loss)	1,710	(102)	-	1,608

Finance expense, net				(8,218)

Loss before taxes on income				(6,610)

The following table presents the segment assets and liabilities as of March 31, 2016, March 31, 2015 and December 31, 2015:

	Services to insurance companies	Vehicle sharing and rental	Adjustments	Total
	NIS in thousands

Segment assets:

March 31, 2016 (unaudited)	142,258	2,741	(4,034)	140,965

March 31, 2015 (unaudited)	131,754	2,787	(3,663)	130,878

December 31, 2015 (audited)	129,166	3,520	(4,090)	128,596

Segment liabilities:

March 31, 2016 (unaudited)	71,537	15,429	(11,870)	75,096

March 31, 2015 (unaudited)	66,139	15,741	(11,824)	70,056

December 31, 2015 (audited)	125,108	15,906	(11,881)	129,133

D-27

NOTE 5:-	EVENTS AFTER THE REPORTING PERIOD

a.	On May 19, 2016, the Company's authorized share capital was increased by NIS 940,000 so that instead of authorized share capital of NIS 16,000,000 divided into 16,000,000 Ordinary shares of NIS 1.00 par value each, the Company's authorized share capital now consists of NIS 16,940,000 divided into 16,940,000 Ordinary shares of NIS 1.00 par value each. The Company's share capital was also split from Ordinary shares of NIS 1.00 par value each to Ordinary shares of NIS 0.0121 par value each. According to international accounting standards, data of earnings (loss) per share in the consolidated statements of profit or loss and other comprehensive income were adjusted in the reporting periods to the number of shares after the split.

b.	On May 19, 2016, the Company allocated the parent company, Pointer, 14,726 Ordinary shares of NIS 0.0121 par value each in return for their par value. The data of earnings (loss) per share in the financial statements are presented according to the number of shares after the allocation.

- - - - - - - - - - -

D-28

SHAGRIR GROUP VEHICLE SERVICES LTD.

FINANCIAL DATA FROM THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

ATTRIBUTABLE TO THE COMPANY

AS OF MARCH 31, 2016

UNAUDITED

INDEX

Page

Special Auditors' Report	2

Special Report pursuant to Regulation 38d	3

Financial Data from the Consolidated Statements of Financial Position Attributable to the Company	4 - 5

Financial Data from the Consolidated Statements of Profit or Loss and Other Comprehensive Income Attributable to the Company	6 - 7

Financial Data from the Consolidated Statements of Cash Flows Attributable to the Company	8 - 9

Additional Information	10 - 13

D-29

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The shareholders of Shagrir Group Vehicle Services Ltd.

Dear Sirs/ Mmes.,

Re:	Special Auditors' Report on the Separate Interim Financial Information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Shagrir Group Vehicle Services Ltd. ("the Company") as of March 31, 2016 and for the three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of the separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER

May 25, 2016	A Member of Ernst & Young Global

D-30

Special Report in accordance with Regulation 38d

Financial Data and Financial Information from the

Interim Consolidated Financial Statements Attributable to the Company

Below are separate financial data and financial information attributable to the Company from the Group's interim consolidated financial statements as of March 31, 2016, published as part of the periodic reports ("consolidated financial statements") presented in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

D-31

SHAGRIR GROUP VEHICLE SERVICES LTD.

Financial Data from the Consolidated Balance Sheets Attributable to the Company

	March 31,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6,634	3,584	7,948
Current maturities of loan to investee	2,927	229	3,596
Trade receivables	42,852	36,046	33,950
Other accounts receivable	2,319	1,761	1,509
Inventories	479	472	499

ASSETS HELD FOR SALE	185	3,347	1,101

	55,396	45,439	48,603

NON-CURRENT ASSETS:
Loans to investees	8,783	10,879	8,033
Excess liabilities over assets attributable to investees, net, including goodwill	(7,836)	(7,791)	(8,161)
Property, plant and equipment	24,025	18,134	21,235
Other intangible assets, net	1,807	2,324	1,843
Goodwill	60,083	60,083	60,083
Deferred taxes	-	98	118

	86,862	83,727	83,151

	142,258	129,166	131,754

The accompanying additional information is an integral part of the separate financial data and financial information.

D-32

SHAGRIR GROUP VEHICLE SERVICES LTD.

Financial Data from the Consolidated Balance Sheets Attributable to the Company

	March 31,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from the parent company less discount	-	66,292	-
Trade payables	29,198	22,280	25,787
Accrued income	26,588	26,492	21,091
Other accounts payable	9,456	9,021	10,060

	65,242	124,085	56,938

NON-CURRENT LIABILITIES:
Capital note from shareholders less discount	3,056	-	6,094
Employee benefit liabilities, net	1,474	1,023	1,291
Long-term accrued income	1,589	-	1,816
Deferred taxes	176	-	-

	6,295	1,023	9,201

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital	97	95	95
Share premium	80,678	93	76,179
Capital reserve from transactions with controlling shareholder	-	5,649	-
Accumulated deficit	(8,973)	(606)	(9,497)
Capital reserve from transactions with non-controlling interests	(1,782)	(1,945)	(1,945)
Capital reserve from remeasurement of defined benefit plans	701	772	783

Total equity	70,721	4,058	65,615

	142,258	129,166	131,754

The accompanying additional information is an integral part of the separate financial data and financial information.

May 25, 2016
Date of approval of the	Yossi Ben-Shalom	Yossi Regev	Revital Avrahami
financial statements	Chairman of the Board	CEO	CFO

D-33

SHAGRIR GROUP VEHICLE SERVICES LTD.

Financial Data from the Consolidated Statements of Profit or Loss and Other Comprehensive Income Attributable to the Company

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in thousands

Revenues from sales	7,328	5,129	24,502
Revenues from provision of services	31,153	29,350	118,110

Total revenues	38,481	34,479	142,612

Cost of sales	4,096	3,001	13,829
Cost of services	28,625	27,424	112,568

Total cost of sales and services	32,721	30,425	126,397

Gross profit	5,760	4,054	16,215

Selling and marketing expenses	1,627	1,399	6,547
General and administrative expenses	2,314	1,423	7,958

Operating income	1,819	1,232	1,710

Finance expenses, net	160	1,892	8,119
Finance income in respect of loans from investees	80	15	536
Company's share of earnings (losses) of investees (less impairment of goodwill), net	162	(88)	(459)

Income (loss) before taxes on income	1,901	(733)	(6,332)
Taxes on income (tax benefit)	659	(127)	(860)

Net income (loss) attributable to the Company	1,242	(606)	(5,472)

The accompanying additional information is an integral part of the separate financial data and financial information.

D-34

SHAGRIR GROUP VEHICLE SERVICES LTD.

Financial Data from the Consolidated Statements of Profit or Loss and Other Comprehensive Income Attributable to the Company

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in thousands

Other comprehensive income (loss) attributable to the Company (net of tax effect):

Items not to be reclassified to profit or loss in subsequent periods:
Gain (loss) from remeasurement of defined benefit plans	(82)	28	39

Total items not to be reclassified to profit or loss in subsequent periods	(82)	28	39

Total other comprehensive income (loss) attributable to the Company	(82)	28	39

Total comprehensive income (loss) attributable to the Company	1,160	(578)	(5,433)

The accompanying additional information is an integral part of the separate financial data and financial information.

D-35

SHAGRIR GROUP VEHICLE SERVICES LTD.

Financial Data from the Consolidated Statements of Cash Flows Attributable to the Company

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in thousands
Cash flows from operating activities of the Company:

Net income (loss) attributable to the Company	1,242	(606)	(5,472)

Adjustments to reconcile net income (loss) to net cash provided by operating activities of the Company:

Adjustments to the profit or loss items of the Company:

Depreciation and amortization	1,353	1,552	6,150
Finance expenses, net	19	1,856	7,353
Gain from sale of property, plant and equipment	(449)	(112)	(577)
Taxes on income	659	(127)	(860)
Change in employee benefit liabilities, net	74	(33)	249
Amortization of options	399	188	1,774
Company's share of losses (earnings) of investees	(162)	88	459

	3,135	2,806	9,076
Changes in asset and liability items of the Company:

Increase in trade receivables	(9,151)	(4,609)	(2,634)
Decrease (increase) in other accounts receivable	(683)	997	476
Decrease (increase) in inventories	20	-	(27)
Increase in trade payable	2,684	2,522	4,748
Decrease in other accounts payable	(698)	(2,201)	(1,058)
Increase in accrued income	5,270	4,044	459

	(2,558)	753	1,964

Net cash provided by operating activities of the Company	577	3,559	11,040

The accompanying additional information is an integral part of the separate financial data and financial information.

D-36

SHAGRIR GROUP VEHICLE SERVICES LTD.

Financial Data from the Consolidated Statements of Cash Flows Attributable to the Company

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in thousands

Cash flows from investing activities of the Company:

Purchase of property, plant and equipment	(3,503)	(843)	(6,780)
Purchase of intangible assets	(180)	(31)	(275)
Proceeds from sale of property, plant and equipment	1,792	868	3,924
Proceeds from sale of intangible assets	-	-	20

Net cash used in investing activities of the Company	(1,891)	(6)	(3,111)

Cash flows from financing activities of the Company:

Repayment of long-term loans	-	-	-
Short-term credit from banks and others	-	-	(12)

Net cash used in financing activities of the Company	-	-	(12)

Increase (decrease) in cash and cash equivalents	(1,314)	3,553	7,917
Cash and cash equivalents at beginning of period	7,948	31	31

Cash and cash equivalents at end of period	6,634	3,584	7,948

(a) Significant non-cash transactions:

Purchase of property, plant and equipment on credit	2,196	188	1,469

Sale of property, plant and equipment on credit	188	370	249

The accompanying additional information is an integral part of the separate financial data and financial information.

D-37

SHAGRIR GROUP VEHICLE SERVICES LTD.

NOTE 1:-	GENERAL

a.	Shagrir Group Vehicle Services Ltd. (the "Company") was incorporated in Israel on November 25, 2014. The Company provides services to insurance companies consisting of auto repair, field and towing and car rental services ("services to insurance companies") and also provides vehicle sharing and rental services for different timeframes through Car2Go Ltd. ("Car2Go" or "Subsidiary"). The Company was established by Pointer Telocation Ltd. ("the parent company").

b.	This separate financial information has been prepared in a condensed format as of March 31, 2016 and for the three months then ended in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the annual financial statements as of December 31, 2015 and for the year then ended and the accompanying additional information.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of this separate financial information are consistent with those applied in the preparation of the separate financial information as of December 31, 2015.

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.	In January 2016, the Law for Amending the Income Tax Ordinance (No. 216) (Reduction of Corporate Tax Rate), 2016 was approved, which includes a reduction of the corporate tax rate from 26.5% to 25%, effective from January 1, 2016.

The deferred tax balances included as of December 31, 2015 were calculated according to the former tax rate. The deferred tax balances included in the financial statements as of March 31, 2016 are calculated according to the new tax rate, as explained above.

The change in tax rate described above resulted in a decrease in the balance of deferred tax liabilities of NIS 119,000 and a decrease in the balance of deferred tax assets of NIS 125,000. Therefore, in the reporting period, an expense of NIS 35,000 was recorded in profit or loss in taxes on income and an amount of NIS 29,000 was recognized in capital reserves.

b.	On January 27, 2016, a subsidiary, Car2Go, allocated 562 shares in return for their par value to the leaving CEO as a result of which the Company's interests in Car2Go were reduced from 62.3% to 61.06%.

D-38

SHAGRIR GROUP VEHICLE SERVICES LTD.

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

c.	On February 22, 2016, the Company and the subsidiary, Car2Go ("Car2Go"), entered into a convertible loan agreement according to which the Company and additional investors will provide Car2Go a loan of approximately NIS 5,000,000 of which an amount of approximately NIS 3,800,000 by the Company ("the loan"). The loan is linked to the Israeli CPI and bears annual interest of 7% to be calculated on a compounded interest basis. The actual provision of any part of the loan will be done in accordance with Car2Go's notification to the investors, the latest of which will not be later than 18 months from the signing date.

Car2Go will repay the loan principal, interest and linkage at the end of two years (24 months) from the date of actual provision of any part of the loan principal in 12 quarterly installments, each representing 8.333% of the loan, with the addition of interest and linkage differences accrued on the relevant part of the loan through that date. This is provided that none of the investors (as applicable) has repaid or converted the loan before its maturity dates as specified below.

In addition, according to the loan terms, if before the final maturity date Car2Go raises capital from third parties in a total that exceeds NIS 5,000,000 then on the date of completion of such capital raising transaction, the relevant lenders will be entitled to convert the loan into shares of the same class and conferring the same rights as allocated in the capital raising with a 30% discount on the share price in the capital raising. However, if Car2Go fails to complete such raising round within 12 months from the date of receiving the loan principal, the relevant lenders will be entitled to convert the unrepaid loan into Preferred A shares of Car2Go at a value of NIS 10 million before the money and on a fully diluted basis, this at any time from the end of the 12 months stated above through the full repayment of the loan.

d.	In March 2016, 1,667 employee options vested and were exercised into shares of NIS 1 par value each in return for their par value.

e.	On March 28, 2016, an agreement was signed between the Company and Car2Go whereby the maturity date of a loan totaling NIS 6,000,000 will be deferred to September 1, 2016. The loan was granted to the subsidiary on May 15, 2009 and its original maturity date was March 1, 2016.

f.	On March 29, 2016, the parent company's board decided to repay a capital note of NIS 8,000,000 that had been issued by the Company on December 30, 2015. The board also decided to convert an amount of NIS 4,100,000 from the capital note into capital. In respect of the unconverted balance, two capital notes were issued in the amount of NIS 3,100,000 and NIS 800,000 under the same terms as the original capital note.

D-39

SHAGRIR GROUP VEHICLE SERVICES LTD.

NOTE 4:-	EVENTS AFTER THE REPORTING PERIOD

a.     On May 19, 2016, the Company's authorized share capital was increased by NIS 940,000 so that instead of authorized share capital of NIS 16,000,000 divided into 16,000,000 Ordinary shares of NIS 1.00 par value each, the Company's authorized share capital now consists of NIS 16,940,000 divided into 16,940,000 Ordinary shares of NIS 1.00 par value each. The Company's share capital was also split from Ordinary shares of NIS 1.00 par value each to Ordinary shares of NIS 0.0121 par value each. According to international accounting standards, data of earnings (loss) per share in the consolidated statements of profit or loss and other comprehensive income were adjusted in the reporting periods to the number of shares after the split.

b.     On May 19, 2016, the Company allocated the parent company, Pointer, 14,726 Ordinary shares of NIS 0.0121 par value each in return for their par value. The data of earnings (loss) per share in the financial statements are presented according to the number of shares after the allocation.

- - - - - - - - - - - - - -

D-40

SHAGRIR GROUP VEHICLE SERVICES LTD.

Kost Forer Gabbay and Kasierer 3 Aminadav St., Tel Aviv 6706703	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Date: May 25, 2016

To

The Board of Directors of

Shagrir Group Vehicle Services Ltd. (the “Company”)

To Whom It May Concern:

Re:	Draft Prospectus of Shagrir Group Vehicle Services Ltd.

Intended to be published in May 2016

We hereby inform you that we agree to the inclusion of our reports (including by way of reference) in the draft prospectus herein, as set forth below:

a.	The auditor's report dated March 29, 2016 regarding the consolidated financial statements of the Company as of December 31, 2015 and 2014 and January 1, 2013 and for each of the three years ending December 31, 2015.

b.	A special auditor's report dated March 29, 2016, on separate financial information of the Company under Article 9C of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 as of December 31, 2015 and 2014 and January 1, 2013 and for each of the three years ending December 31, 2015.

Kost Forer Gabbay and Kasierer
Accountants

D-41

Chapter K – Signatures

11.1.	The Company

Shagrir Group Vehicle Services Ltd.

11.2.	Offeror

Pointer Telocation Ltd.

11.3.	The Company's Board of Directors

Yossi Ben-Shalom

Nir Cohen

Kinneret Yaari

K-1